NOTICE OF SPECIAL MEETING OF PRIMEWEST SECURITYHOLDERS

to be held July 10, 2007

and

NOTICE OF SPECIAL MEETING OF SHININGBANK SECURITYHOLDERS

to be held July 10, 2007

and

NOTICE OF JOINT PETITION TO THE COURT OF QUEEN’S
BENCH OF ALBERTA

and

JOINT INFORMATION CIRCULAR and PROXY STATEMENT

with respect to a

PLAN OF ARRANGEMENT

involving

PRIMEWEST ENERGY TRUST, PRIMEWEST ENERGY INC.,
SHININGBANK ENERGY INCOME FUND, SHININGBANK ENERGY LTD., SHININGBANK HOLDINGS CORPORATION, 1320659 ALBERTA LTD.,
PRIMEWEST SECURITYHOLDERS AND SHININGBANK SECURITYHOLDERS

June 7, 2007

* FOR ASSISTANCE, SEE BACK COVER *

TABLE OF CONTENTS

LETTER TO PRIMEWEST SECURITYHOLDERS

i

LETTER TO SHININGBANK SECURITYHOLDERS

ii

NOTICE OF PRIMEWEST MEETING

iii

NOTICE OF SHININGBANK MEETING

vi

NOTICE OF JOINT PETITION

viii

JOINT INFORMATION CIRCULAR

Introduction

Cash Distributions

Forward-looking Statements

Barrel of Oil Equivalency

Advice to Beneficial Holders of PrimeWest Units and Shiningbank Units

Supplementary Disclosure - Non-Canadian GAAP Measures

Information For United States Securityholders

Currency Exchange Rates

GLOSSARY OF TERMS

CONVENTIONS

ABBREVIATIONS

CONVERSIONS

SUMMARY INFORMATION

The PrimeWest Meeting

The Shiningbank Meeting

Background to and Reasons for the Arrangement

The Arrangement

Effect of the Arrangement

Procedure for Exchange of Shiningbank Securities

Treatment of Fractional PrimeWest Units

Approval of Securityholders Required for the Arrangement

Fairness Opinions

Recommendations of the Boards of Directors

Final Order

Right to Dissent

Stock Exchange Listing Approvals

Other Regulatory Approvals

Canadian Federal Income Tax Considerations

United States Federal Income Tax Considerations

Other Tax Considerations

Selected Pro Forma Financial and Operational Information for PrimeWest

Risk Factors

BACKGROUND TO AND REASONS FOR THE ARRANGEMENT

Background to the Arrangement

Reasons for and Advantages of the Arrangement

Recommendations of the Boards of Directors

THE ARRANGEMENT

Effect of the Arrangement

Details of the Arrangement

Arrangement Steps

Election of Additional Directors of PEI

Arrangement Agreement

Conditions Precedent to the Arrangement

Procedure for the Arrangement Becoming Effective

PrimeWest Fairness Opinions

Shiningbank Fairness Opinion

Timing

Procedure for Exchange of Shiningbank Securities

Treatment of Fractional PrimeWest Units

Canadian Federal Income Tax Considerations

United States Federal Income Tax Considerations

Right to Dissent

Interests of Certain Persons or Companies in the Matters to be Acted Upon

Expenses of the Arrangement

Stock Exchange Listings

Other Regulatory Approvals

Securities Law Matters

Experts

PRO FORMA INFORMATION OF PRIMEWEST AFTER GIVING EFFECT TO THE ARRANGEMENT

Business of PrimeWest following the Arrangement and Impact on Royalties

Organizational Structure of PrimeWest

Selected Pro Forma Financial Information

Selected Pro Forma Operational Information

Directors and Officers of PEI Upon Completion of the Arrangement

Pro Forma Consolidated Capitalization

Principal Holders of PrimeWest Units

Risk Factors

Risks Inherent to the Arrangement and Pro Forma PrimeWest

Risks Inherent to PrimeWest’s Business

Risks Related to the Trust Structure and the Ownership of PrimeWest Units

Risks Particular to United States and Other Non-Resident Unitholders

INFORMATION CONCERNING PRIMEWEST ENERGY TRUST

PrimeWest Energy Trust

PrimeWest Energy Inc.

Organizational Structure of PrimeWest

Recent Developments

Documents Incorporated by Reference

External Debt

Cash Distributions on PrimeWest Units

Price Range and Trading Volume of PrimeWest Units

Risk Factors

Legal Proceedings

Auditors, Transfer Agent and Registrar

Additional Information

INFORMATION CONCERNING SHININGBANK ENERGY INCOME FUND

Shiningbank Energy Income Fund

Shiningbank Energy Ltd.

Shiningbank Holdings Corporation

Shiningbank Limited Partnership

Shiningbank Operating Trust

SLP Holdings Inc.

Intercorporate Relationships

The Shiningbank Royalties

Recent Developments

Documents Incorporated by Reference

External Debt

Distribution History

Price Range and Trading Volume of Shiningbank Units

Risk Factors

Legal Proceedings

Auditors, Transfer Agent and Registrar

Additional Information

GENERAL PROXY MATTERS

Solicitation of Proxies

Appointment and Revocation of Proxies

Signature of Proxy

Voting of Proxies

Exercise of Discretion of Proxy

Voting Securities and Principal Holders Thereof

Procedure and Votes Required

APPENDIX A PRIMEWEST ARRANGEMENT RESOLUTION

-

APPENDIX B  SHININGBANK ARRANGEMENT RESOLUTION

-

APPENDIX C INTERIM ORDER

-

APPENDIX D ARRANGEMENT AGREEMENT

-

APPENDIX E PRIMEWEST FAIRNESS OPINIONS

-

APPENDIX F SHININGBANK FAIRNESS OPINION

-

APPENDIX G PRIMEWEST PRO FORMA FINANCIAL STATEMENTS

-

APPENDIX H SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

-

( i )

June 7, 2007

Dear PrimeWest unitholder:

You are invited to attend a special meeting of unitholders of PrimeWest Energy Trust (“PrimeWest”) to consider a proposal to merge PrimeWest with Shiningbank Energy Income Fund (“Shiningbank”) to form what we believe will be one of the largest and best-positioned natural gas-focused trusts in Canada. The meeting will be held at the Metropolitan Conference Centre, 333 – 4th Avenue S.W., Calgary, Alberta at 10:00 a.m. (Calgary time) on Tuesday, July 10, 2007. Even if you are able to attend the meeting, please complete the enclosed form of proxy or voting direction and submit it via the internet, by telephone or through the mail in the enclosed postage-paid envelope, as soon as possible to ensure your representation in the vote.  For assistance, please contact our information agent, Georgeson, at 1-866-690-7477.

The accompanying joint information circular of PrimeWest and Shiningbank contains the full details of the proposed transaction; in this letter we provide an overview of the merger and our rationale for combining two highly successful trusts. The new trust, which will retain the name PrimeWest Energy Trust, will be one of the largest natural gas-focused oil and gas trusts in Canada. The initial enterprise value will exceed Cdn$4.5 billion and the combined entity will be managed by an experienced senior management team, which will include key personnel from both PrimeWest and Shiningbank.

The Boards of both entities have unanimously approved the merger, as it combines the best features of two successful trusts at a time when there is uncertainty in the royalty trust environment.  PrimeWest’s management and Board believe the merger will provide investors with a more powerful operating entity for the future while retaining the natural gas exposure and development upside of the PrimeWest properties.  We recommend that our investors vote to approve the merger.

The process behind the merger

Our discussions with Shiningbank were lengthy and in-depth, including evaluating the business model of the combined entity and the operating synergies that could benefit all investors. During the process we engaged independent financial advisors, GMP Securities L.P. and Scotia Waterous Inc., which have provided our Board with an opinion that the consideration to be offered pursuant to the arrangement is fair, from a financial point of view, to PrimeWest unitholders.  Based on that opinion, and PrimeWest’s own investigations, our Board has unanimously determined that the merger is in the best interests of both PrimeWest and our securityholders.

Specifics of the merger and vote

 The merger of PrimeWest and Shiningbank will see all issued and outstanding Shiningbank trust units exchanged for trust units of PrimeWest. Shiningbank unitholders will receive 0.620 of a PrimeWest trust unit for each Shiningbank unit on a tax-deferred roll-over basis. PrimeWest’s current monthly distribution is $0.25 per trust unit, which translates to a distribution increase of 3.3% for Shiningbank unitholders. Further information on PrimeWest’s historical distributions can be found on page 104 of the information circular.

The merger resolution must be approved by at least 66⅔% of the PrimeWest securities represented in person or by proxy at the PrimeWest meeting. The transaction must also be approved by at least 66⅔% of the Shiningbank securities represented in person or by proxy at the Shiningbank meeting. The merger is also subject to stock exchange, court and regulatory approval and other conditions that are typical of such transactions.

To ensure uninterrupted distributions, the merger is expected to close on or about July 11, 2007 following the meetings, but no later than the anticipated record date for the first distribution from the combined entity. The following outlines the anticipated payment schedule of distributions during the merger transition.

Record date

Payment date

PrimeWest unitholders

June 22

July 13

Shiningbank unitholders

June 30

July 15 (from Shiningbank)

Shiningbank and PrimeWest
Unitholders

July 20

August 15

The new entity

The merged entity will be one of the largest and best-positioned natural gas-focused trusts in Canada. Following completion of the merger, PrimeWest will have a largely operated, lower cost asset base primarily focused in West Central Alberta, Northeastern British Columbia, and the Williston Basin in the United States. The Reserve Life Index will be one of the highest in the oil and gas trust sector at 11.5 years. The combined entity will have a diverse and significantly larger development portfolio. This will provide the technical teams, which will be made up of professionals from both entities, with a large undeveloped land base and opportunities for identifying operating efficiencies and cost savings across the asset base.

Following the merger, PrimeWest will have:

•

Proved plus probable reserves of approximately 280 million barrels of oil equivalent (excluding 2007 production and development, acquisition and disposition activities);

•

Production of approximately 66,000 boe/day (based on first quarter 2007 production and before planned dispositions of approximately 4,000 boe/day of production) comprised of approximately 70% natural gas and 30% crude oil and natural gas liquids;

•

Long Reserve Life Index of 11.5 years, based on year-end 2006 production and reserves;

•

Development opportunities in excess of $1.4 billion; and

•

Approximately 1.1 million net acres of undeveloped land, one of the largest undeveloped land bases in the oil and gas trust sector.

This transaction directionally moves the merged entity towards a business model where future development capital spending and distributions are generally expected to be financed with funds flow from operations.  The merged entity is also expected to have a stronger balance sheet, greater cash flow and, an important feature, greater liquidity and access to capital as PrimeWest is listed on both the New York Stock Exchange and the Toronto Stock Exchange. In the combined entity, we envision cost reductions for both operating and general and administrative expenses, as well as greater cost efficiencies in our capital programs. Overall, we believe that Shiningbank investors, and investors in PrimeWest, will benefit from a much larger entity with a lower cost structure, excellent assets and an exceptional undeveloped land base.

Key personnel following merger approval

I will continue my role as President and Chief Executive Officer, as will Doug Fraser as Vice President, Finance and Chief Financial Officer, Ron Ambrozy as Vice President, Business Development and Gord Haun as Vice President, Legal and General Counsel.  We will also retain other key personnel from both entities.  Notably, Gregory D. Moore (as Vice President, Operations), J. Lance Petersen (as Vice President, Land) and R. Bruce Thornhill (as Vice President, Geosciences) will join PrimeWest from Shiningbank and report to Tim Granger, the continuing Chief Operating Officer of PrimeWest.  Certain members of the existing PrimeWest Board of Directors, consisting of Chairman Harold P. Milavsky and Barry E. Emes, Harold N. Kvisle, Kent J. MacIntyre, W. Glen Russell and Peter Valentine will remain in place and will be joined by David M. Fitzpatrick, the current President and Chief Executive Officer and a director of Shiningbank, and Robert B. Hodgins and Warren D. Steckley from Shiningbank’s Board of Directors.

Your consideration of the merger

The information circular contains a detailed description of the merger and detailed information about both trusts. Please consider this material carefully and, if you require assistance, consult your financial, tax or other professional advisors or contact our proxy solicitation agent, Georgeson, at 1-866-690-7477.  Even if you can attend the meeting, please complete the enclosed form of proxy or voting direction and submit it via the internet, by telephone or through the mail in the enclosed postage-paid envelope as soon as possible to ensure your representation in the vote.

In closing

On behalf of the management of PrimeWest, I would like to express our gratitude for the support of our unitholders for our decision to take the proposed merger forward.  We would also like to thank our employees, who have worked very hard in assisting us with this task, for their support for the transaction. We are confident that the same high level of dedication will continue in the newly merged PrimeWest. We encourage you to support the proposal with a favourable vote in order to create what we believe will be a stronger and more dynamic income trust.  If you have any questions about the information contained in the enclosed document or require assistance in completing your proxy form, please contact our information agent, Georgeson, toll-free at 1-866-690-7477.

Yours very truly,

(signed) “Donald A. Garner”
Donald A. Garner, President and Chief Executive Officer
PrimeWest Energy Inc.

(i)

June 7, 2007

Dear Shiningbank unitholder:

You are invited to attend a special meeting of unitholders of Shiningbank Energy Income Fund (“Shiningbank”) to consider a proposal to merge Shiningbank with PrimeWest Energy Trust (“PrimeWest”), to form what we believe will be one of the largest and best-positioned natural gas-focused trusts in Canada. The meeting will be held at the Metropolitan Conference Centre, 333 – 4th Avenue S.W., Calgary, Alberta at 9:00 a.m. (Calgary time) on Tuesday, July 10, 2007. Even if you can attend the meeting, please complete the enclosed form of proxy or voting direction and submit it via the internet, by telephone or through the mail in the enclosed postage-paid envelope, as soon as possible to ensure your representation in the vote.  For assistance, please contact our information agent, Georgeson, at 1-866-690-7477.

The accompanying joint information circular of Shiningbank and PrimeWest contains the full details of the proposed transaction; in this letter we provide an overview of the merger and our rationale for combining two highly successful trusts. The new trust, which will retain the name PrimeWest Energy Trust, will be one of the largest natural gas-focused oil and gas trusts in Canada. The initial enterprise value will exceed Cdn$4.5 billion and the combined entity will be managed by an experienced senior management team, which will include key personnel from both Shiningbank and PrimeWest.

The Boards of both entities have unanimously approved the merger, as it combines the best features of two successful trusts at a time when there is uncertainty in the royalty trust environment. Our investors are fully aware of the impact of last year’s weak gas markets and the proposed taxation of income trusts and we have moved quickly to maximize value for our unitholders. Shiningbank’s management and Board believe the merger will provide investors with a more powerful operating entity for the future while retaining the natural gas exposure and development upside of the Shiningbank properties.  We recommend that our investors vote to approve the merger.

The process behind the merger

The transaction is a merger between two strong gas-focused trusts, and was announced following a thorough investigation of options to maximize value for Shiningbank unitholders. Our discussions with PrimeWest were lengthy and in-depth, including evaluating the business model of the combined entity and the operating synergies that could benefit all investors. During the process we engaged an independent financial advisor, National Bank Financial Inc., which has provided our Board with an opinion that the arrangement is fair, from a financial point of view, to Shiningbank securityholders.  Based on that opinion, and Shiningbank’s own investigations, our Board has unanimously determined that the merger is in the best interests of both Shiningbank and our securityholders.

Specifics of the merger and vote

 The merger of Shiningbank and PrimeWest will see all issued and outstanding Shiningbank trust units exchanged for trust units of PrimeWest. Shiningbank unitholders will receive 0.620 of a PrimeWest trust unit for each Shiningbank unit on a tax-deferred roll-over basis. PrimeWest’s current monthly distribution is $0.25 per trust unit, which translates to a distribution increase of 3.3% for Shiningbank unitholders. Further information on PrimeWest’s historical distributions can be found on page 104 of the information circular.

The merger resolution must be approved by at least 66⅔% of the Shiningbank securities represented in person or by proxy at the Shiningbank meeting. The transaction must also be approved by at least 66⅔% of PrimeWest securities represented in person or by proxy at the PrimeWest meeting. The merger is also subject to stock exchange, court and regulatory approval and other conditions that are typical of such transactions.

To ensure uninterrupted distributions, the merger is expected to close on or about July 11, 2007 following the meetings, but no later than the anticipated record date for the first distribution from the combined entity. The following outlines the expected payment schedule of distributions during the merger transition.

Record date

Payment date

Shiningbank unitholders

June 30

July 15 (from Shiningbank)

PrimeWest unitholders

June 22

July 13

Shiningbank and PrimeWest
Unitholders

July 20

August 15

If you have a trust unit certificate evidencing your ownership of Shiningbank trust units, you must submit it along with a completed letter of transmittal in order to receive the PrimeWest trust units.  You are encouraged to do this as soon as possible to ensure that you receive the distribution to be paid on the PrimeWest trust units on August 15, 2007 in a timely manner.  For further information see “Procedure for Exchange of Shiningbank Securities” on page 54 of the information circular and the accompanying letter of transmittal.

The new entity

The merged entity will be one of the largest and best-positioned natural gas-focused trusts in Canada. Following completion of the merger, PrimeWest will have a largely operated, lower cost asset base primarily focused in West Central Alberta, Northeastern British Columbia, and the Williston Basin in the United States. The Reserve Life Index will be one of the highest in the oil and gas trust sector at 11.5 years. The combined entity will have a diverse and significantly larger development portfolio. This will provide the technical teams, which will be made up of professionals from both entities, with a large undeveloped land base and opportunities for identifying operating efficiencies and cost savings across the asset base.

Following the merger, PrimeWest will have:

•

Proved plus probable reserves of approximately 280 million barrels of oil equivalent (excluding 2007 production and development, acquisition and disposition activities);

•

Production of approximately 66,000 boe/day (based on first quarter 2007 production and before planned dispositions of approximately 4,000 boe/day of production) comprised of approximately 70% natural gas and 30% crude oil and natural gas liquids;

•

Long Reserve Life Index of 11.5 years, based on year-end 2006 production and reserves;

•

Development opportunities in excess of $1.4 billion; and

•

Approximately 1.1 million net acres of undeveloped land, one of the largest undeveloped land bases in the oil and gas trust sector.

This transaction directionally moves the merged entity towards a business model where future development capital spending and distributions are generally expected to be financed with funds flow from operations.  The merged entity is also expected to have a stronger balance sheet, greater cash flow and, an important feature, greater liquidity and access to capital as PrimeWest is listed on both the New York Stock Exchange and the Toronto Stock Exchange. In the combined entity, we envision cost reductions for both operating and general and administrative expenses, as well as greater cost efficiencies in our capital programs. Overall, we believe that Shiningbank investors, and investors in PrimeWest, will benefit from a much larger entity with a lower cost structure, excellent assets and an exceptional undeveloped land base.

Key personnel following merger approval

The combined trust will retain key personnel from both entities and will be led by PrimeWest’s current President and Chief Executive Officer, Donald A. Garner, as well as its current Vice President, Finance and Chief Financial Officer, Doug Fraser, its current Vice President, Business Development, Ron Ambrozy and its current Vice President, Legal and General Counsel, Gord Haun, all of whom will continue in their current capacities.  Notably, Gregory D. Moore (as Vice President, Operations), J. Lance Petersen (as Vice President, Land) and R. Bruce Thornhill (as Vice President, Geosciences) will join PrimeWest from Shiningbank and report to Tim Granger, the continuing Chief Operating Officer of PrimeWest.  Three members of our Board of Directors, Robert B. Hodgins, Warren D. Steckley and myself, will join PrimeWest’s Board of Directors.  The other members of PrimeWest’s Board of Directors will be Harold P. Milavsky (Chairman), Barry E. Emes, Harold N. Kvisle, Kent J. MacIntyre, W. Glen Russell and Peter Valentine.

Your consideration of the merger

The information circular contains a detailed description of the merger and detailed information about both trusts. Please consider this material carefully and, if you require assistance, consult your financial, tax or other professional advisors or contact our information agent, Georgeson, at 1-866-690-7477.  Even if you can attend the meeting, please complete the enclosed form of proxy or voting direction and submit it via the internet, by telephone or through the mail in the enclosed postage-paid envelope as soon as possible to ensure your representation in the vote

Shiningbank unitholders who are Canadian residents will generally realize a capital gain or capital loss for Canadian federal income tax purposes as a result of the arrangement.  However, unitholders can obtain a tax-deferred roll-over by following the procedure for making a joint tax election described under the heading “Canadian Federal Income Tax Considerations” commencing on page 55 of the information circular. Unitholders are urged to consult their own advisors regarding the deadlines and procedure for making the election.

In closing

On behalf of the directors of Shiningbank, I would like to express our gratitude for the support of our unitholders for our decision to take the proposed merger forward.  We would also like to thank our employees, who have worked very hard in assisting us with this task, for their support for the transaction. We are confident that the same high level of dedication will continue in the newly merged PrimeWest. We encourage you to support the proposal with a favourable vote in order to create what we believe will be a stronger trust. We look forward to seeing you at the meeting.  In the meantime, if you have any questions please contact our information agent, Georgeson, toll-free at 1-866-690-7477.

Yours very truly,

(signed) “David M. Fitzpatrick”
David M. Fitzpatrick, President and Chief Executive Officer
Shiningbank Energy Ltd.

(i)

PRIMEWEST ENERGY TRUST
NOTICE OF SPECIAL MEETING OF PRIMEWEST SECURITYHOLDERS
to be held July 10, 2007

NOTICE IS HEREBY GIVEN that, pursuant to an order (the “Interim Order”) of the Court of Queen’s Bench of Alberta dated June 6, 2007 a special meeting (the “PrimeWest Meeting”) of the holders (“PrimeWest Unitholders”) of trust units (“PrimeWest Units”) of PrimeWest Energy Trust (“PrimeWest”) and holders (“PrimeWest Exchangeable Shareholders” and, together with the PrimeWest Unitholders, the “PrimeWest Securityholders”) of exchangeable shares (“PrimeWest Exchangeable Shares” and, together with the PrimeWest Units, the “PrimeWest Securities”) of PrimeWest Energy Inc. (“PEI”) will be held at the Metropolitan Conference Centre, 333 – 4th Avenue S.W., Calgary, Alberta on July 10, 2007, at 10:00 a.m. (Calgary time) for the following purposes:

(a)

to consider pursuant to the Interim Order and, if thought advisable, to pass, with or without variation, a special resolution (the “PrimeWest Arrangement Resolution”), the full text of which is set forth in Appendix A to the accompanying joint information circular and proxy statement dated June 7, 2007 (the “Information Circular”) to approve a plan of arrangement under Section 193 of the Business Corporations Act (Alberta) (the “Arrangement”), which includes, without limitation, the exchange of:

(i)

each issued and outstanding trust unit (“Shiningbank Unit”) of Shiningbank Energy Income Fund (“Shiningbank”) for 0.620 of a PrimeWest Unit; and

(ii)

each exchangeable share of Shiningbank Holdings Corporation (“Shiningbank Exchangeable Shares”) for that number of PrimeWest Units equal to the product of 0.620 and the exchange rate of the Shiningbank Exchangeable Shares (expressed as the number of Shiningbank Units that are issuable as of the effective date of the Arrangement on the exchange of one Shiningbank Exchangeable Share), all as more particularly described in the Information Circular; and

(b)

to transact such further and other business as may properly be brought before the PrimeWest Meeting or any adjournment thereof.

Specific details of the matters to be put before the PrimeWest Meeting are set forth in the Information Circular.

The record date (the “PrimeWest Record Date”) for determination of PrimeWest Securityholders entitled to receive notice of, and to attend and vote at, the PrimeWest Meeting is June 5, 2007.  Only PrimeWest Securityholders whose names have been entered in the register of PrimeWest Units or PrimeWest Exchangeable Shares on the close of business on the PrimeWest Record Date will be entitled to receive notice of, and to attend and vote at, the PrimeWest Meeting.  Holders of PrimeWest Units or PrimeWest Exchangeable Shares who acquire PrimeWest Units or PrimeWest Exchangeable Shares, as the case may be, after the PrimeWest Record Date will not be entitled to vote such PrimeWest Units or PrimeWest Exchangeable Shares at the PrimeWest Meeting.

Pursuant to the Interim Order, the PrimeWest Securityholders will vote together as a single class of securities at the PrimeWest Meeting.  Each PrimeWest Unit entitled to be voted at the PrimeWest Meeting will entitle the holder to one vote at the PrimeWest Meeting.  Each PrimeWest Exchangeable Share entitled to be voted at the PrimeWest Meeting will entitle Computershare Trust Company of Canada, as voting and exchange trustee and for the benefit of the holder thereof, to that number of votes at the PrimeWest Meeting equal to the number of votes that a PrimeWest Exchangeable Shareholder would have been entitled had the holder exchanged such PrimeWest Exchangeable Share for PrimeWest Units immediately prior to the PrimeWest Record Date.

A PrimeWest Unitholder may attend the PrimeWest Meeting in person or may be represented by proxy.  PrimeWest Unitholders who are unable to attend the PrimeWest Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the PrimeWest Meeting or any adjournment thereof.  To be effective, the proxy must be received by Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 by mail (or by courier or hand delivery to 600, 530 – 8th Avenue S.W., Calgary, Alberta, T2P 3S8) no later than 24 hours (excluding Saturdays, Sundays and holidays) (i.e., not later than 10:00 a.m. (Calgary time) on Monday, July 9, 2007) before the time for holding the PrimeWest Meeting or any adjournment thereof or be deposited with the Chairman of the PrimeWest Meeting prior to its commencement.  PrimeWest Unitholders may also use a touch-tone telephone to transmit voting instructions on or before the date and time noted above, although PrimeWest Unitholders cannot use the telephone voting service to designate another person to attend and vote on their behalf at the PrimeWest Meeting.  In addition, PrimeWest Unitholders may use the internet (at www.investorvote.com) to transmit voting instructions on or before the date and time noted above, and may also use the internet to appoint a proxyholder to attend and vote on the PrimeWest Unitholder’s behalf at the PrimeWest Meeting.  For more information regarding voting by telephone and voting by internet or appointing a proxy by internet, see the form of proxy for PrimeWest Unitholders and/or the Information Circular enclosed herewith.

A PrimeWest Exchangeable Shareholder may give Computershare Trust Company of Canada voting instructions for a number of votes equal to the number of votes that such PrimeWest Exchangeable Shareholder would have been entitled had the holder exchanged its PrimeWest Exchangeable Shares for PrimeWest Units immediately prior to the PrimeWest Record Date. The form of voting direction which accompanies the Information Circular is the means by which holders of PrimeWest Exchangeable Shares may authorize the exercise of the voting rights associated with the PrimeWest Exchangeable Shares. Computershare Trust Company of Canada will exercise each vote only as directed on the voting direction. In the absence of instructions as to voting, Computershare Trust Company of Canada will not exercise these votes.  PrimeWest Exchangeable Shareholders may also instruct Computershare Trust Company of Canada to give a proxy entitling the holder's designee to vote personally the relevant number of votes or to grant to PEI a proxy to vote those votes. The procedures for PrimeWest Exchangeable Shareholders to instruct Computershare Trust Company of Canada about voting at the PrimeWest Meeting are explained in the “Voting Instruction Form for Holders of PrimeWest Exchangeable Shares” that has been provided to PrimeWest Exchangeable Shareholders with the Information Circular. To be effective, the voting direction must be received by Computershare Trust Company of Canada, Proxy Department, 100 University Ave., 9th Floor, Toronto, Ontario M5J 2Y1 by mail (or by courier or hand delivery to 600, 530 – 8th Avenue S.W., Calgary, Alberta, T2P 3S8) no later than 10:00 a.m. (Calgary time) on Monday, July 9, 2007.

A proxyholder has discretion under the accompanying form of proxy to consider a number of matters relating to the Arrangement.  PrimeWest Securityholders who are planning on returning the accompanying form of proxy or voting direction, as applicable, are encouraged to review the Information Circular carefully before submitting the proxy form or voting direction.  For assistance, see the back cover of this Information Circular.

Registered holders of PrimeWest Securities have the right to dissent with respect to the PrimeWest Arrangement Resolution and, if the PrimeWest Arrangement Resolution becomes effective, to be paid the fair value of their PrimeWest Securities in accordance with the provisions of Section 191 of the Business Corporations Act (Alberta) and the Interim Order.  A PrimeWest Securityholder’s right to dissent is more particularly described in the Information Circular and the text of Section 191 of the Business Corporations Act (Alberta) is set forth in Appendix H to the Information Circular.  A dissenting PrimeWest Securityholder must send PrimeWest, c/o its counsel, Stikeman Elliott LLP, 4300 Bankers Hall West, 888 – 3rd Street S.W., Calgary, Alberta, T2P 5C5, Attention: Luigi A. Cusano, a written objection to the PrimeWest Arrangement Resolution, which written objection must be received by 4:00 p.m. (Calgary time) on July 9, 2007 or the last business day immediately preceding the date of any adjournment of the PrimeWest Meeting.

Failure to strictly comply with the requirements set forth in Section 191 of the Business Corporations Act (Alberta) may result in the loss of any right to dissent.  Persons who are beneficial owners of PrimeWest Securities registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of PrimeWest Securities are entitled to dissent.  Accordingly, a beneficial owner of PrimeWest Securities desiring to exercise the right to dissent must make arrangements for the PrimeWest Securities beneficially owned by such holder to be registered in such holder’s name prior to the time the written objection to the PrimeWest Arrangement Resolution is required to be received by PrimeWest or, alternatively, make arrangements for the registered holder of such PrimeWest Securities to dissent on behalf of the holder.

Dated at the City of Calgary, in the Province of Alberta, this 7th day of June, 2007.

BY ORDER OF THE BOARD OF DIRECTORS OF PRIMEWEST ENERGY INC., THE DULY APPOINTED ATTORNEY FOR PRIMEWEST ENERGY TRUST
By:	(signed) “Donald A. Garner”
Donald A. Garner President and Chief Executive Officer

(ii)

SHININGBANK ENERGY INCOME FUND
NOTICE OF SPECIAL MEETING OF SHININGBANK SECURITYHOLDERS
to be held July 10, 2007

NOTICE IS HEREBY GIVEN that, pursuant to an order (the “Interim Order”) of the Court of Queen’s Bench of Alberta dated June 6, 2007, a special meeting (the “Shiningbank Meeting”) of the holders (“Shiningbank Unitholders”) of trust units (“Shiningbank Units”) of Shiningbank Energy Income Fund (“Shiningbank”) and holders (“Shiningbank Exchangeable Shareholders” and, together with the Shiningbank Unitholders, the “Shiningbank Securityholders”) of exchangeable shares (“Shiningbank Exchangeable Shares” and, together with the Shiningbank Units, the “Shiningbank Securities”) of Shiningbank Holdings Corporation (“Shiningbank ExchangeCo”) will be held at the Metropolitan Conference Centre, 333 – 4th Avenue S.W., Calgary, Alberta on July 10, 2007, at 9:00 a.m. (Calgary time) for the following purposes:

(c)

to consider pursuant to the Interim Order and, if thought advisable, to pass, with or without variation, a special resolution (the “Shiningbank Arrangement Resolution”), the full text of which is set forth in Appendix B to the accompanying joint information circular and proxy statement dated June 7, 2007 (the “Information Circular”) to approve a plan of arrangement under Section 193 of the Business Corporations Act (Alberta) (the “Arrangement”), which includes, without limitation, the exchange of:

(i)

each issued and outstanding Shiningbank Unit for 0.620 of a trust unit (a “PrimeWest Unit”) of PrimeWest Energy Trust (“PrimeWest”); and

(ii)

each Shiningbank Exchangeable Share for that number of PrimeWest Units equal to the product of 0.620 and the exchange rate of the Shiningbank Exchangeable Shares (expressed as the number of Shiningbank Units that are issuable as of the effective date of the Arrangement on the exchange of one Shiningbank Exchangeable Share), all as more particularly described in the Information Circular; and

(b)

to transact such further and other business as may properly be brought before the Shiningbank Meeting or any adjournment thereof.

Specific details of the matters to be put before the Shiningbank Meeting are set forth in the Information Circular.

The record date (the “Shiningbank Record Date”) for determination of Shiningbank Securityholders entitled to receive notice of, and to attend and vote at, the Shiningbank Meeting is June 5, 2007.  Only Shiningbank Securityholders whose names have been entered in the register of Shiningbank Units or Shiningbank Exchangeable Shares on the close of business on the Shiningbank Record Date will be entitled to receive notice of, and to attend and vote at, the Shiningbank Meeting.  Holders of Shiningbank Units or Shiningbank Exchangeable Shares who acquire Shiningbank Units or Shiningbank Exchangeable Shares, as the case may be, after the Shiningbank Record Date will not be entitled to vote such Shiningbank Units or Shiningbank Exchangeable Shares at the Shiningbank Meeting.

Pursuant to the Interim Order, the Shiningbank Securityholders will vote together as a single class of securities at the Shiningbank Meeting.  Each Shiningbank Unit entitled to be voted at the Shiningbank Meeting will entitle the holder to one vote at the Shiningbank Meeting.  Each Shiningbank Exchangeable Share entitled to be voted at the Shiningbank Meeting will entitle the holder thereof to that number of votes at the Shiningbank Meeting equal to the number of votes that a Shiningbank Exchangeable Shareholder would have been entitled had the holder exchanged such Shiningbank Exchangeable Share for Shiningbank Units immediately prior to the Shiningbank Record Date.

A Shiningbank Unitholder may attend the Shiningbank Meeting in person or may be represented by proxy.  Shiningbank Unitholders who are unable to attend the Shiningbank Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Shiningbank Meeting or any adjournment thereof.  To be effective, the proxy must be received by Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 by mail (or by courier or hand delivery to 600, 530 – 8th Avenue S.W., Calgary, Alberta, T2P 3S8) no later than 24 hours (excluding Saturdays, Sundays and holidays) (i.e., not later than 9:00 a.m. (Calgary time) on Monday, July 9, 2007) before the time for holding the Shiningbank Meeting or any adjournment thereof or be deposited with the Chairman of the Shiningbank Meeting prior to its commencement.  Shiningbank Unitholders may also use a touch-tone telephone to transmit voting instructions on or before the date and time noted above, although Shiningbank Unitholders cannot use the telephone voting service to designate another person to attend and vote on their behalf at the Shiningbank Meeting.  In addition, Shiningbank Unitholders may use the internet (at www.investorvote.com) to transmit voting instructions on or before the date and time noted above, and may also use the internet to appoint a proxyholder to attend and vote on the Shiningbank Unitholder’s behalf at the Shiningbank Meeting.  For more information regarding voting by telephone and voting by internet or appointing a proxy by internet, see the form of proxy for Shiningbank Unitholders and/or the Information Circular enclosed herewith.

The form of voting direction which accompanies the Information Circular is the means by which holders of Shiningbank Exchangeable Shares may authorize the exercise of the voting rights associated with the Shiningbank Exchangeable Shares. Computershare Trust Company of Canada will exercise each vote only as directed on the voting direction. In the absence of instructions as to voting, Computershare Trust Company of Canada will not cast these votes.  To be effective, the voting direction must be received by Computershare Trust Company of Canada, Proxy Department, 100 University Ave., 9th Floor, Toronto, Ontario M5J 2Y1 by mail (or by courier or hand delivery to 600, 530 – 8th Avenue S.W., Calgary, Alberta, T2P 3S8) no later than 9:00 a.m. (Calgary time) on Monday, July 9, 2007.

A proxyholder has discretion under the accompanying form of proxy to consider a number of matters relating to the Arrangement.  Shiningbank Securityholders who are planning on returning the accompanying form of proxy or voting direction, as applicable, are encouraged to review the Information Circular carefully before submitting the proxy form or voting direction.  For assistance, see the back cover of this Information Circular.

Registered holders of Shiningbank Securities have the right to dissent with respect to the Shiningbank Arrangement Resolution and, if the Shiningbank Arrangement Resolution becomes effective, to be paid the fair value of their Shiningbank Securities in accordance with the provisions of Section 191 of the Business Corporations Act (Alberta) and the Interim Order.  A Shiningbank Securityholder’s right to dissent is more particularly described in the Information Circular and the text of Section 191 of the Business Corporations Act (Alberta) is set forth in Appendix H to the Information Circular.  A dissenting Shiningbank Securityholder must send Shiningbank, c/o its counsel, Gowling Lafleur Henderson LLP, 1400 Scotia Centre, 700 – 2nd Street S.W., Calgary, Alberta T2P 4V5, Attention:  Geoffrey D. Holub, a written objection to the Shiningbank Arrangement Resolution, which written objection must be received by 4:00 p.m. (Calgary time) on July 9, 2007 or the last business day immediately preceding the date of any adjournment of the Shiningbank Meeting.

Failure to strictly comply with the requirements set forth in Section 191 of the Business Corporations Act (Alberta) may result in the loss of any right to dissent.  Persons who are beneficial owners of Shiningbank Securities registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of Shiningbank Securities are entitled to dissent.  Accordingly, a beneficial owner of Shiningbank Securities desiring to exercise the right to dissent must make arrangements for the Shiningbank Securities beneficially owned by such holder to be registered in such holder’s name prior to the time the written objection to the Shiningbank Arrangement Resolution is required to be received by Shiningbank or, alternatively, make arrangements for the registered holder of such Shiningbank Securities to dissent on behalf of the holder.

Dated at the City of Calgary, in the Province of Alberta, this 7th day of June, 2007.

BY ORDER OF THE BOARD OF DIRECTORS OF SHININGBANK ENERGY LTD., THE ADMINISTRATOR OF SHININGBANK ENERGY INCOME FUND
By:	(signed) “David M. Fitzpatrick”
David M. Fitzpatrick President and Chief Executive Officer

(iii)

IN THE COURT OF QUEEN’S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, R.S.A. 2000, c. B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING PRIMEWEST ENERGY TRUST, PRIMEWEST ENERGY INC., SHININGBANK ENERGY INCOME FUND, SHININGBANK ENERGY LTD., SHININGBANK HOLDINGS CORPORATION, 1320659 ALBERTA LTD., THE UNITHOLDERS OF PRIMEWEST ENERGY TRUST, THE EXCHANGEABLE SHAREHOLDERS OF PRIMEWEST ENERGY INC., THE UNITHOLDERS OF SHININGBANK ENERGY INCOME FUND AND THE EXCHANGEABLE SHAREHOLDERS OF SHININGBANK HOLDINGS CORPORATION

NOTICE OF JOINT PETITION

NOTICE IS HEREBY GIVEN that a petition (the “Petition”) has been filed with the Court of Queen’s Bench of Alberta, Judicial District of Calgary (the “Court”), on behalf of PrimeWest Energy Trust (“PrimeWest”), PrimeWest Energy Inc. (“PEI”), Shiningbank Energy Income Fund (“Shiningbank”), Shiningbank Energy Ltd. (“SEL”), Shiningbank Holdings Corporation (“Shiningbank ExchangeCo”) and 1320659 Alberta Ltd. (“MFCorp”), with respect to a proposed arrangement (the “Arrangement”) under Section 193 of the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended (the “ABCA”), involving PrimeWest, PEI, Shiningbank, SEL, Shiningbank ExchangeCo, MFCorp, the holders of trust units of PrimeWest (the “PrimeWest Unitholders”), the holders of exchangeable shares of PEI (the “PrimeWest Exchangeable Shareholders” and, together with the PrimeWest Unitholders, the “PrimeWest Securityholders”), the holders of trust units of Shiningbank (the “Shiningbank Unitholders”) and the holders of exchangeable shares of Shiningbank ExchangeCo (“Shiningbank Exchangeable Shareholders” and, together with Shiningbank Unitholders, the “Shiningbank Securityholders”), which Arrangement is described in greater detail in the Joint Information Circular and Proxy Statement of PrimeWest and Shiningbank dated June 7, 2007, accompanying this Notice of Joint Petition.  At the hearing of the Petition, PrimeWest, PEI, Shiningbank, SEL, Shiningbank ExchangeCo and MFCorp intend to seek:

(d)

a declaration that the terms and conditions of the Arrangement, and the procedures relating thereto, are fair to the persons affected, including without limitation the Shiningbank Securityholders;

(e)

an order approving the Arrangement pursuant to the provisions of Section 193 of the ABCA;

(f)

a declaration that the Arrangement will, upon the filing of the Articles of Arrangement pursuant to the provisions of Section 193 of the ABCA, become effective in accordance with its terms and will be binding on PrimeWest, PEI, Shiningbank, SEL, Shiningbank ExchangeCo, MFCorp, the PrimeWest Securityholders and the Shiningbank Securityholders and all other affected persons on and after the Effective Date, as defined in the Arrangement; and

(g)

such other and further orders, declarations and directions as the Court may deem just.

The Court has been advised that its order approving the Arrangement, if granted, will constitute the basis for an exemption from the registration requirements of the United States of America afforded by Section 3(a)(10) of the United States Securities Act of 1933, as amended, with respect to the PrimeWest Units to be issued pursuant to the Arrangement.

AND NOTICE IS FURTHER GIVEN that the said Petition was directed to be heard before a Justice of the Court of Queen’s Bench of Alberta, 611 - 4th Street S.W., Calgary, Alberta, on the 10th day of July, 2007 at 1:30 p.m. (Calgary time), or as soon thereafter as counsel may be heard.  Any PrimeWest Securityholder, Shiningbank Securityholder or any other interested party desiring to support or oppose the Petition may appear at the time of the hearing in person or by counsel for that purpose.  Any PrimeWest Securityholder, Shiningbank Securityholder or any other interested party desiring to appear at the hearing is required to file with the Court of Queen’s Bench of Alberta, Judicial District of Calgary, and serve upon PrimeWest and Shiningbank on or before noon (Calgary time) on July 3, 2007, a notice of intention to appear, including an address for service in the Province of Alberta, together with any evidence or materials which are to be presented to the Court.  Service on PrimeWest and Shiningbank is to be effected by delivery to the solicitors for PrimeWest and the solicitors for Shiningbank at their respective addresses set out below.  If any PrimeWest Securityholder, Shiningbank Securityholder or any other such interested party does not attend, either in person or by counsel, at that time, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice.

AND NOTICE IS FURTHER GIVEN that no further notice of the Petition will be given by PrimeWest, PEI, Shiningbank, SEL, Shiningbank ExchangeCo and MFCorp and that in the event the hearing of the Petition is adjourned, only those persons who have appeared before the Court for the application at the hearing shall be served with notice of the adjourned date.

AND NOTICE IS FURTHER GIVEN that the Court, by the Interim Order dated June 6, 2007, has given directions as to the calling and holding of a meeting of PrimeWest Securityholders and Shiningbank Securityholders for the purpose of such securityholders voting upon a resolution to approve the Arrangement and has directed that registered PrimeWest Securityholders and Shiningbank Securityholders shall have the right to dissent with respect to the Arrangement in accordance with the provisions of Section 191 of the ABCA, as amended by the Interim Order.

AND NOTICE IS FURTHER GIVEN that a copy of the said Petition and other documents in the proceedings will be furnished to any PrimeWest Securityholders, Shiningbank Securityholders or any other interested party requesting the same by the under mentioned solicitors for PrimeWest or Shiningbank upon written request delivered to such solicitors as follows:

Solicitors for PrimeWest:	Solicitors for Shiningbank:
Stikeman Elliott LLP 4300 Bankers Hall West 888 – 3rd Street S.W. Calgary, Alberta T2P 5C5 Attention: Luigi A. Cusano	Gowling Lafleur Henderson LLP 1400 Scotia Centre 700 – 2nd Street S.W. Calgary, Alberta T2P 4V5 Attention: Geoffrey D. Holub

DATED at the City of Calgary, in the Province of Alberta, this 7th day of June, 2007.

BY ORDER OF THE BOARD OF DIRECTORS OF PRIMEWEST ENERGY INC.
By:	(signed) “Donald A. Garner”
Donald A. Garner President and Chief Executive Officer

BY ORDER OF THE BOARD OF DIRECTORS OF SHININGBANK ENERGY LTD.
By:	(signed) “David M. Fitzpatrick”
David M. Fitzpatrick President and Chief Executive Officer

(iv)

JOINT INFORMATION CIRCULAR

Introduction

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of: (a) the management of PEI for use at the PrimeWest Meeting and any adjournment thereof; and (b) the management of SEL for use at the Shiningbank Meeting and any adjournment thereof.  No Person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meetings other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

The information concerning PrimeWest contained in this Information Circular has been provided by PrimeWest.  Although Shiningbank has no knowledge that would indicate that any of such information is untrue or incomplete, Shiningbank does not assume any responsibility for the accuracy or completeness of such information or the failure by PrimeWest to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Shiningbank.

The information concerning Shiningbank contained in this Information Circular has been provided by Shiningbank.  Although PrimeWest has no knowledge that would indicate that any of such information is untrue or incomplete, PrimeWest does not assume any responsibility for the accuracy or completeness of such information or the failure by Shiningbank to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to PrimeWest.

PrimeWest and Shiningbank have engaged Georgeson to encourage the return of completed proxies by Unitholders, to solicit proxies in favour of the Arrangement Resolutions and the other matters to be considered at the Meetings, and to assist Shiningbank Securityholders in completing and returning the Letters of Transmittal.  The aggregate fees for the information agent and proxy solicitation services provided by Georgeson are based on a flat fee program management fee of $100,000 and a success fee of $100,000 payable only if both the Shiningbank Arrangement Resolution and the PrimeWest Arrangement Resolution are approved at the respective Meetings, as well as out-of-pocket expenses.  PrimeWest and Shiningbank do not expect that the costs in respect of such services will exceed $200,000.  Fees payable to Georgeson will be paid by Shiningbank and PrimeWest.

All summaries of, and references to, the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Schedule A to the Arrangement Agreement, which agreement is attached as Appendix  to this Information Circular.  You are urged to carefully read the full text of the Plan of Arrangement.

All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth under “Glossary of Terms”.  Information contained in this Information Circular is given as of June 7, 2007 unless otherwise specifically stated.

Cash Distributions

This Information Circular contains information regarding cash distributions paid and declared and payable by each of PrimeWest and Shiningbank as well as PrimeWest’s ongoing distribution policy assuming the Arrangement is effective.  A return on an investment in Units is not comparable to the return on an investment in a fixed income security.  The recovery of an initial investment in PrimeWest or Shiningbank is at risk, and the anticipated return on such investment is based on many performance assumptions.  Although PrimeWest intends to make distributions of its available cash to PrimeWest Unitholders following completion of the Arrangement, these cash distributions may be reduced or suspended.   Cash distributions are not guaranteed.  In addition, the market value of PrimeWest Units may decline if PrimeWest’s cash distributions decline in the future and any such market value decline may be material.  It is important for an investor to consider the particular risk factors that may affect the industry in which it is investing, and therefore the stability of the distributions that it receives.  See “Information Concerning PrimeWest Energy Trust - Risk Factors”, “Information Concerning Shiningbank Energy Income Fund - Risk Factors” and “Pro Forma Information Concerning PrimeWest After Giving Effect to the Arrangement - Risk Factors” in this Information Circular.  These sections also describe PrimeWest’s and Shiningbank’s assessment of those risk factors, as well as the potential consequences to an investor if a risk should occur.

The after tax return from an investment in Units to Unitholders who are subject to Canadian income tax can be made up of both a return on capital and a return of capital.  That composition may change over time, thus affecting a Unitholder’s after tax return.  Subject to the SIFT Proposals, returns on capital are generally taxed as ordinary income in the hands of a Unitholder who is resident in Canada for purposes of the ITA and returns of capital to such a Unitholder are generally tax deferred (and reduce the Unitholder’s adjusted cost base of the Units for tax purposes).  See “The Arrangement - Canadian Federal Income Tax Considerations”.

Forward-looking Statements

Certain statements contained in this Information Circular, including documents incorporated by reference herein, constitute forward-looking statements, including forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements other than statements of historical fact contained in this Information Circular are forward-looking statements.  Securityholders and potential investors can identify many of these statements by looking for words such as “may”, “believe”, “expects”, “will”, “intends”, “should”, “plan”, “predict”, “potential”, “projects”, “anticipates”, “estimates”, “continues” or similar words or the negative thereof or other comparable terminology.  In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future.

These forward-looking statements include, without limitation, statements with respect to: quantity and recoverability of reserves; timing and amount of future production; prices for oil, natural gas and natural gas liquids produced; operating and other costs; business strategies and plans of management; supply and demand for oil and natural gas; expectations regarding PrimeWest’s ability to raise capital and to add to reserves through acquisitions and exploration and development; treatment under governmental regulatory regimes; the focus of capital expenditures on development activity rather than exploration; the sale, farming in, farming out or development of certain exploration properties using third-party resources; the objective to achieve a predictable level of monthly cash distributions; the intention of maintaining a payout ratio of distributions to cash flow from operations within any range; the goal of ultimately funding distributions and capital expenditures with funds flow from operations; the use of development activity and acquisitions to replace and add to reserves; the impact of changes in oil and natural gas prices on cash flow after hedging; drilling plans; the existence, operations and strategy of the commodity price risk management program; the approximate and maximum amount of forward sales and hedging to be employed; acquisition strategy, the criteria to be considered in connection therewith and the benefits to be derived therefrom; the impact of the Canadian federal and provincial governmental regulations relative to other oil and natural gas issuers of similar size; the goal to sustain or grow production and reserves through prudent management and acquisitions; the emergence of accretive opportunities; ability to benefit from the combination of growth opportunities and the ability to grow through the capital markets; the timing of the Final Order; the Effective Date of the Arrangement; and the satisfaction of conditions for listing on stock exchanges and the timing thereof.

Forward-looking statements are based on the estimates and opinions of PEI’s and SEL’s management at the time the statements were made.  In addition, forward-looking statements may include statements attributable to third party industry sources.  PrimeWest and Shiningbank do not endorse any of the analyst or consultant sourced material contained herein.  There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur.

Forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause actual results to differ materially from those anticipated in such forward-looking statements, including future oil and natural gas prices and differentials between light, medium and heavy oil prices; the cost of expanding property holdings; the ability to obtain equipment in a timely manner to carry out development activities; the ability to market oil and natural gas successfully to current and new customers; the impact of increasing competition; the ability to obtain financing on acceptable terms; the ability to add production and reserves through development and exploitation activities; and those discussed elsewhere in this Information Circular.

Although PrimeWest and Shiningbank believe that the expectations represented in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.  Some of the risks which could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to: volatility in market prices for oil and natural gas; the impact of weather conditions on seasonal demand; risks inherent in oil and natural gas operations; uncertainties associated with estimating reserves; competition for, among other things:  capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems; general economic conditions in Canada, the United States and globally; industry conditions, including fluctuations in the price of oil and natural gas; changes in royalties payable in respect of oil and natural gas production; government regulation of the oil and natural gas industry, including environmental regulation; fluctuation in foreign exchange or interest rates; unanticipated operating events that could reduce production or cause production to be shut-in or delayed; failure to obtain industry partner and other third-party consents and approvals, when required; stock market volatility and market valuations; OPEC’s ability to control production and balance global supply and demand of crude oil at desired price levels; political uncertainty, including the risks of hostilities, in the petroleum producing regions of the world; the need to obtain required approvals from regulatory authorities; changes in income tax laws and incentive programs relating to the oil and gas industry and income trusts, including the effects that such changes may have on Unitholders, and in particular any differential effects relating to a Unitholder’s country of residence; and the other factors discussed under “Information Concerning PrimeWest Energy Trust – Risk Factors” and “Information Concerning Shiningbank Energy Income Fund – Risk Factors” contained in this Information Circular.  Readers are cautioned that the foregoing list is not exhaustive.

The reader is further cautioned that the preparation of financial statements, including pro forma financial statements, in accordance with Canadian GAAP requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses.  Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based on available geological, geophysical, engineering and economic data.  These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

The information contained in this Information Circular, including the documents incorporated by reference herein and the information set forth under the heading “Risk Factors”, identifies additional factors that could affect the operating results and performance of PrimeWest and Shiningbank.  We urge Securityholders to carefully consider those factors.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement.  The forward-looking statements included in this Information Circular are made as of the date of this Information Circular and PrimeWest and Shiningbank undertake no obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless so required by applicable securities laws.

Barrel of Oil Equivalency

The term “barrels of oil equivalent” or “Boe” may be misleading, particularly if used in isolation.  A Boe conversion ratio of six thousand cubic feet per barrel (6 Mcf: 1 Bbl) of natural gas to barrels of oil equivalence is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Advice to Beneficial Holders of PrimeWest Units and Shiningbank Units

The information set forth in this section is of significant importance to many Unitholders, as a substantial number of Unitholders do not hold Units in their own name.  Unitholders who do not hold their Units in their own name (“Beneficial Unitholders”) should note that only proxies deposited by Unitholders whose names appear on the records of the registrar and transfer agent for PrimeWest or Shiningbank, as the case may be, as the registered holders of Units can be recognized and acted upon at the applicable Meeting.  If Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Units will not be registered in the Unitholder’s name on the records of PrimeWest or Shiningbank.  Such Units will more likely be registered under the name of the Unitholder’s broker or an agent of that broker.  In Canada, the vast majority of such Units are registered under the name of CDS & Co., the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms.  Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder.  Without specific instructions, the broker/nominees are prohibited from voting Units for their clients.  PrimeWest and Shiningbank may not know for whose benefit the Units registered in the name of CDS & Co. are held.  The majority of Units held in the United States are registered in the name of Cede & Co., the nominee for the Depository Trust Company, which is the United States equivalent of CDS Clearing and Depository Services Inc.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of unitholders’ meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Units are voted at the applicable Meeting.  Often, the form of proxy supplied to a Beneficial Unitholder by its broker is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc.  Broadridge typically mails a scannable voting instruction form in lieu of the form of proxy.  The beneficial holder is requested to complete and return the voting instruction form to them by mail or facsimile.  Alternatively the beneficial holder can call a toll-free telephone number or access the internet (at www.proxyvotecanada.com) to vote the Units held by the beneficial holder.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of units to be represented at a meeting.  A Beneficial Unitholder receiving a voting instruction form cannot use that voting instruction form to vote Units directly at the PrimeWest Meeting or the Shiningbank Meeting as the voting instruction form must be returned as directed by Broadridge well in advance of the applicable Meeting in order to have the Units voted.

Although you may not be recognized directly at the PrimeWest Meeting or the Shiningbank Meeting for the purposes of voting PrimeWest Units or Shiningbank Units registered in the name of your broker or other intermediary, you may attend at the PrimeWest Meeting or the Shiningbank Meeting, as the case may be, as a proxyholder for the registered holder and vote your PrimeWest Units or Shiningbank Units in that capacity.  If you wish to attend the applicable Meeting and vote your own PrimeWest Units or Shiningbank Units, you must do so as proxyholder for the registered holder.  To do this, you should enter your own name in the blank space on the applicable form of proxy provided to you and return the document to your broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the PrimeWest Meeting or the Shiningbank Meeting.

See “General Proxy Matters”.

Supplementary Disclosure - Non-Canadian GAAP Measures

In this Information Circular and the documents incorporated by reference in this Information Circular, PrimeWest and Shiningbank, as applicable, use the terms “funds flow” and “funds flow from operations” as indicators of financial performance.  Shiningbank also uses the term “netbacks”, which are calculated as average unit sales price less royalties, transportation costs and operating costs, to represent the cash margin for product sold, calculated on a Boe basis.  “Funds flow”, “funds flow from operations” and “netbacks” are not measures recognized by Canadian GAAP and do not have standardized meanings prescribed by GAAP.  Therefore, “funds flow”, “funds flow from operations” and “netbacks” of PrimeWest and Shiningbank, as applicable, may not be comparable to similar measures presented by other issuers, and investors are cautioned that “funds flow”, “funds flow from operations” and “netbacks” should not be construed as alternatives to net earnings, funds flow from operating activities or other measures of financial performance calculated in accordance with GAAP.

All references to “funds flow” and “funds flow from operations” are based on cash flow before changes in non-cash working capital related to operating activities, as presented in the consolidated financial statements of PrimeWest and Shiningbank.  “Funds flow from operations” is a useful measure as it demonstrates the amount available to make future distributions, repay debt and to fund certain development activities through capital investment.  Management of PrimeWest and Shiningbank also uses funds flow from operations to analyze operating performance and leverage.  PrimeWest’s and Shiningbank’s determination of funds flow from operations or funds flow from operations per unit (basic and diluted) may not be comparable to the calculation of similar measures for other entities.  Funds flow from operations per unit is calculated using the basic and diluted weighted average number of units for the period.

Information For United States Securityholders

None of the securities to be issued to United States Securityholders in exchange for their Securities under the Arrangement have been or will be registered under the 1933 Act, and such securities are being issued to United States Securityholders in reliance on the exemption from registration set forth in Section 3(a)(10) of the 1933 Act.  The solicitation of proxies for the Meetings is not subject to the requirements of Section 14(a) of the 1934 Act.  Accordingly, the solicitations and transactions contemplated in this Information Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada.  United States Securityholders should be aware that such requirements are different from those of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act.  Specifically, information concerning the operations of PrimeWest and Shiningbank contained herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards.  The unaudited and audited pro forma and historical financial and operating statements of PrimeWest and Shiningbank included in or incorporated by reference in this Information Circular have been presented in Canadian dollars, were prepared in accordance with Canadian GAAP and are subject to Canadian auditing and auditor independence standards, which differ from United States GAAP and auditing and auditor independence standards in certain material respects, and thus may not be comparable to financial statements of United States companies.  PrimeWest has filed with the SEC an annual report on Form 40-F for the year ended December 31, 2006, which includes audited consolidated financial statements for the years ended December 31, 2006 and 2005 prepared in accordance with Canadian GAAP.  In accordance with the requirements of U.S. Securities Laws, PrimeWest’s Form 40-F includes information on the material variations in the Canadian GAAP accounting principles, practices and methods used in preparing such financial statements from the principles, practices and methods generally accepted in United States GAAP.  The principal differences as they apply to PrimeWest are summarized in note 20 to PrimeWest’s annual audited consolidated financial statements incorporated herein by reference.  PrimeWest’s Form 40-F for the year ended December 31, 2006 may be obtained for free at the SEC’s internet web site at www.sec.gov.

In addition, data on oil and gas reserves contained or incorporated by reference in this Information Circular has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards.  For example, the SEC permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves (as defined in SEC rules). Proved reserves as defined in SEC rules are those reserves that a company has demonstrated by actual production or conclusive formation tests to be economically producible under existing economic and operating conditions.  Canadian securities laws permit oil and gas companies, in their filings with Canadian securities regulators, to disclose not only proved reserves (defined differently from SEC rules) but also probable reserves.  Probable reserves are of higher risk and are generally believed to be less likely to be recovered than proved reserves.  Because PrimeWest and Shiningbank are permitted to disclose reserves in accordance with Canadian disclosure requirements, PrimeWest and Shiningbank have disclosed in this Information Circular and in the documents incorporated by reference reserves designated as “Probable”. If required to be prepared in accordance with U.S. disclosure requirements, the SEC’s guidelines would prohibit reserves in these categories from being included.  Moreover, the disclosure of estimated future net revenue from reserves has been calculated in accordance with Canadian practices using both constant and forecast prices and costs, whereas the SEC requires that the prices and costs be held constant at prices in effect on the date of the reserve report (December 31, 2006 in the case of both the GLJ Report and Paddock Report).  In addition, under Canadian practice, reserves and production are reported using gross volumes, which are volumes prior to deduction of royalty and similar payments.  The practice in the United States is to report reserves and production using net volumes, after deduction of applicable royalties and similar payments.  As a consequence, the production volumes and reserve estimates in this Information Circular and the documents incorporated herein by reference may not be comparable to those of United States domestic companies subject to SEC reporting and disclosure requirements.  Information prepared in accordance with United States Statement of Financial Accounting Standards No. 69 “Disclosures About Oil and Gas Producing Activities” relating to PrimeWest’s oil and gas reserves is set forth in PrimeWest’s annual audited consolidated financial statements incorporated herein by reference.

The enforcement by investors of civil liabilities under the United States Securities Laws may be affected adversely by the fact that PrimeWest, Shiningbank, PEI and SEL and their respective affiliates are settled or organized, as applicable, under the laws of the Province of Alberta, that their officers and directors and trustees, respectively, are primarily residents of countries other than the United States, that the experts named in this Information Circular are residents of countries other than the United States, and that all or substantial portions of the assets of PrimeWest, Shiningbank, PEI and SEL and such other Persons are, or will be, located outside the United States.

The 1933 Act imposes restrictions on the resale of securities received pursuant to the Arrangement by Persons who were “affiliates” of PrimeWest, Shiningbank, PEI or SEL immediately prior to the Arrangement and Persons who are “affiliates” of PrimeWest or PEI after the Arrangement.  See “The Arrangement - Securities Law Matters - United States” in this Information Circular.

See “The Arrangement - United States Federal Income Tax Considerations” for certain information concerning the tax consequences of the Arrangement for Unitholders who are United States taxpayers.

THE PRIMEWEST UNITS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Currency Exchange Rates

All dollar amounts set forth in this Information Circular are in Canadian dollars, except where otherwise indicated.  The following table sets forth: (a) the rates of exchange for Canadian dollars, expressed in United States dollars, in effect at the end of each of the periods indicated; (b) the average of exchange rates in effect on the 1st day of each month during such periods; and (c) the high and low exchange rates during each such periods, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

	Three Months Ended March 31, 2007	Year Ended December 31,
		2006	2005	2004

Rate at end of Period	$0.8586	$0.8582	$0.8579	$0.8310
Average rate during Period	$0.8534	$0.8818	$0.8254	$0.7718
High	$0.8673	$0.9100	$0.8690	$0.8493
Low	$0.8437	$0.8528	$0.7872	$0.7159

On June 6, 2007, the noon buying rate for Cdn$1.00 was U.S.$0.9446.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular, including the Summary hereof.

“000s” means thousands;

“1933 Act” means the United States Securities Act of 1933, as amended;

“1934 Act” means the United States Securities Exchange Act of 1934, as amended;

“ABCA” means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

“Acquisition Proposal” means, with respect to PrimeWest or Shiningbank, any inquiry or the making of any proposal to such Party or its Unitholders from any Person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (a) an acquisition from such Party or its Unitholders of any securities of such Party (other than on exercise of currently outstanding rights to acquire such securities) or its Subsidiaries; (b) any acquisition of a substantial amount of assets of such Party or its Subsidiaries; (c) an amalgamation, arrangement, merger, or consolidation involving such Party or its Subsidiaries; or (d) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving such Party or its Subsidiaries or any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Arrangement Agreement or the Arrangement or which would or could reasonably be expected to materially reduce the benefits to the Other Party under the Arrangement Agreement or the Arrangement;

“Amalgamation” means the amalgamation of PEI, SEL and Shiningbank ExchangeCo pursuant to the provisions of the Arrangement to form PrimeWest Energy Inc.;

“Applicable Canadian Securities Laws” means, collectively, and as the context may require, the securities legislation of each of the provinces of Canada, and the rules, regulations and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Effective Date;

“Applicable Law”, in the context that refers to one or more Persons, means the Laws that apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

“Arrangement” means the proposed arrangement involving PrimeWest, PEI, Shiningbank, SEL, Shiningbank ExchangeCo, MFCorp, the PrimeWest Securityholders and the Shiningbank Securityholders under the provisions of Section 193 of the ABCA, on the terms and conditions set forth in the Plan;

“Arrangement Agreement” means the agreement dated May 10, 2007 among PrimeWest, PEI, Shiningbank, SEL and MFCorp with respect to the Arrangement and all amendments thereto;

“Arrangement Resolution” means, in respect of the PrimeWest Meeting, the PrimeWest Arrangement Resolution and in respect of the Shiningbank Meeting, the Shiningbank Arrangement Resolution, the full text of each of which is set forth in Appendices A and B, respectively, to this Information Circular;

“ARTC” means the Alberta Royalty Tax Credit, which credit was discontinued effective January 1, 2007;

“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be sent to the Registrar after the Final Order has been granted, giving effect to the Arrangement;

“Board” or “Board of Directors” means the board of directors of PEI or SEL, as applicable;

“Broadridge” means Broadridge Financial Solutions, Inc.;

“Business Day” means a day other than a Saturday, Sunday or a day when banks in the City of Calgary, Alberta are not generally open for business;

“Closing Time” shall be 8:00 a.m. (Calgary time) on the later of July 11, 2007 and the Business Day immediately following the date the Final Order is granted, provided, however, that the Closing Time shall not occur during the period commencing on the second Business Day prior to a distribution record date of PrimeWest and ending on the third Business Day prior to a distribution record date of Shiningbank  in the same calendar month (so that a Shiningbank Unitholder would not miss a distribution payable by PrimeWest in the month following the month in which the Closing Time occurs), and in any event  shall occur no later than the Outside Date, unless otherwise agreed to by PrimeWest and Shiningbank;

“Code” means the United States Internal Revenue Code of 1986, as amended;

“Commissioner” means the Commissioner of Competition appointed under the Competition Act or her designee;

“Competition Act” means the Competition Act, R.S.C. 1985, c. C-34, as amended;

“Competition Act Approval” means that the Commissioner shall have: (a) issued an advance ruling certificate under Section 102 of the Competition Act; or (b) advised the Parties in writing that the Commissioner has determined not to file an application for an order under Part VIII of the Competition Act and any terms and conditions attached to such advice shall be acceptable to the Parties;

“Confidentiality Agreements” means the confidentiality agreement between PEI and Shiningbank dated February 8, 2007 in respect of information to be provided by Shiningbank to PEI and the confidentiality agreement between PrimeWest and Shiningbank dated April 18, 2007 in respect of information to be provided by PrimeWest to Shiningbank;

“Court” means the Court of Queen’s Bench of Alberta;

“CRA” means the Canada Revenue Agency;

“Depositary” means Computershare Investor Services Inc. at its offices referred to in the Letter of Transmittal;

“Dissent Rights” means the right of a registered Securityholder to dissent to the applicable Arrangement Resolution and to be paid the fair value of the securities in respect of which the holder dissents, all in accordance with Section 191 of the ABCA and the Interim Order;

“Dissenting PrimeWest Securityholders” means registered PrimeWest Unitholders and registered PrimeWest Exchangeable Shareholders who validly exercise Dissent Rights;

“Dissenting Securityholders” means Dissenting PrimeWest Securityholders and Dissenting Shiningbank Securityholders, collectively;

“Dissenting Shiningbank Exchangeable Shareholders” means registered Shiningbank Exchangeable Shareholders who validly exercise Dissent Rights;

“Dissenting Shiningbank Securityholders” means Dissenting Shiningbank Unitholders and Dissenting Shiningbank Exchangeable Shareholders, collectively;

“Dissenting Shiningbank Unitholders” means registered Shiningbank Unitholders who validly exercise Dissent Rights;

“DPSPs” means deferred profit sharing plans;

“Effective Date” means the date on which the Articles of Arrangement are effective under the ABCA;

“Effective Time” means 12:01 a.m. (Calgary time) on the Effective Date;

“Eligible Institution” means a Canadian schedule 1 chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of NYSE Euronext Medallion Signature Program (MSP) (members of these programs are usually members of a recognized stock exchange in Canada, members of the National Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States);

“Environmental Laws” means, with respect to any Person or its business, activities, property, assets or undertaking, all federal, municipal or local Laws of any Governmental Entity relating to environmental or health matters in the jurisdictions applicable to such Person or its business, activities, property, assets or undertaking, including legislation governing the use and storage of Hazardous Substances;

“Exchangeable Shareholders” means, collectively, the PrimeWest Exchangeable Shareholders and the Shiningbank Exchangeable Shareholders and “Exchangeable Shareholder” means a PrimeWest Exchangeable Shareholder or a Shiningbank Exchangeable Shareholder, as applicable;

“Exchangeable Shares” means, collectively, the PrimeWest Exchangeable Shares and the Shiningbank Exchangeable Shares and “Exchangeable Share” means a PrimeWest Exchangeable Share or a Shiningbank Exchangeable Share, as applicable;

“Fairness Opinions” means, collectively, the PrimeWest Fairness Opinions and the Shiningbank Fairness Opinion, copies of which are attached as Appendices E and F, respectively, to this Information Circular;

“Final Order” means the order of the Court approving the Arrangement pursuant to subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

“GAAP” means generally accepted accounting principles;

“Georgeson” or “Information Agent” means Georgeson, the information agent and proxy solicitation agent engaged by PrimeWest and Shiningbank in connection with the Arrangement;

“GLJ” means GLJ Petroleum Consultants Ltd., independent petroleum consultants carrying on business in Calgary, Alberta;

“GLJ Report” means the reserve report dated January 24, 2007 prepared by GLJ evaluating the light and medium oil, heavy oil and associated and non-associated gas reserves attributable to properties owned by PEI and PrimeWest as at December 31, 2006;

“Governmental Entity” means any (a) multinational, federal, provincial, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency, (b) any subdivision, agent, commission, board or authority of any of the foregoing, or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Hazardous Substances” means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Laws;

“Information Circular” means this joint information circular and proxy statement dated June 7, 2007, together with all appendices hereto, distributed by PrimeWest and Shiningbank in connection with the Meetings;

“Interim Order” means the Interim Order of the Court dated June 6, 2007 under Section 193(4) of the ABCA containing declarations and directions with respect to the Arrangement and the Meetings and issued pursuant to the petition of PrimeWest, PEI, Shiningbank, SEL, Shiningbank ExchangeCo and MFCorp, a copy of which order is attached as Appendix C to this Information Circular, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

“ITA” means the Income Tax Act (Canada), R.S.C. 1985, c. 1. (5th Supp), as amended, including the regulations promulgated thereunder;

“Kyoto Protocol” means the 1997 Kyoto Protocol to the United Nation’s Framework Convention on Climate Change;

“Laws” means all laws, statutes, regulations, by-laws, statutory rules, orders, ordinances, protocols, codes, guidelines, notices, directions (including all Applicable Canadian Securities Laws), and terms and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity, statutory body or self-regulatory authority (including the TSX and the NYSE, where applicable);

“Letter of Transmittal” means the Letter of Transmittal enclosed with the Information Circular pursuant to which Shiningbank Unitholders and Shiningbank Exchangeable Shareholders are required to deliver certificates representing Shiningbank Units  and Shiningbank Exchangeable Shares, respectively, in order to receive the consideration payable to them pursuant to the Arrangement;

“Material Adverse Change” or “Material Adverse Effect” means, with respect to any Person, any matter or action that has an effect or change (or any condition, event or development involving a prospective change) that is, or would reasonably be expected to be, material and adverse to the affairs, business, operations, assets, capitalization, financial condition or prospects of such Person and its Subsidiaries, taken as a whole, other than any matter, action, effect or change relating to or resulting from: (a) general economic, financial, currency exchange, securities or commodity prices in Canada or elsewhere, (b) conditions affecting the oil and gas exploration, exploitation, development and production industry as a whole (including changes in Tax Laws), and not specifically relating to any Person and/or its Subsidiaries (c) any decline in crude oil or natural gas prices on a current or forward basis, or (d) arising as a result of any matter permitted by this Agreement or consented to or approved in writing by the applicable Parties in writing;

“Material Subsidiaries” means PEI, PrimeWest Petroleum, PrimeWest ULC, PrimeWest LLC and PrimeWest Partnership, in the case of PrimeWest, and means SEL, Shiningbank ExchangeCo, Shiningbank Operating Trust and Shiningbank LP, in the case of Shiningbank;

“Meeting” means the PrimeWest Meeting or the Shiningbank Meeting, as applicable, and “Meetings” means both the PrimeWest Meeting and the Shiningbank Meeting;

“MFCorp” means 1320659 Alberta Ltd., a corporation incorporated under the ABCA;

“MFCorp Assets” means all of the property, assets and undertaking of MFCorp of whatsoever nature or kind, present and future, and wheresoever located, including, for greater certainty, the PrimeWest Special Units and Shiningbank Exchangeable Shares (other than $10.00);

“MFCorp Assumed Liabilities” means all of the liabilities and obligations of MFCorp, whether or not reflected on the books of MFCorp;

“MFCorp Shares” means common shares of MFCorp;

“MFCorp Special Shares” means special shares of MFCorp;

“NI 51-101” means National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities;

“Non-Resident” means: (a) a person who is not resident in Canada for the purposes of the ITA; or (b) a partnership that is not a Canadian partnership for the purposes of the ITA;

“Notice of Joint Petition” means the Notice of Joint Petition by PrimeWest, PEI, Shiningbank, SEL, Shiningbank ExchangeCo and MFCorp to the Court for the Final Order which accompanies this Information Circular;

“Notice of Meetings” means, collectively, the Notice of Special Meeting of PrimeWest Securityholders and the Notice of Special Meeting of Shiningbank Securityholders which accompanies this Information Circular and “Notice of Meeting” means either one of them, as applicable;

“NYSE” means NYSE Euronext;

“OSC Rule 61-501” means Ontario Securities Commission Rule 61-501 - Insider Bids, Issuer Bids, Business Combination and Related Party Transactions;

“Other Party” means with respect to the applicable PrimeWest Party(ies), the applicable Shiningbank Party(ies) and, with respect to the applicable Shiningbank Party(ies), the applicable PrimeWest Party(ies);

“Outside Date” means August 31, 2007;

“Paddock” means Paddock Lindstrom & Associates Ltd., independent petroleum consultants of Calgary, Alberta;

“Paddock Report” means the report dated February 7, 2007 prepared by Paddock that reports on certain reserves attributable to SEL and Shiningbank LP as at December 31, 2006;

“Parties” means, collectively, the parties to the Arrangement Agreement, and “Party” means any one of them, or where implied by the context, means the PrimeWest Parties, MFCorp or the Shiningbank Parties, as the case may be;

“PEI” means:  (a) prior to the Effective Time, PrimeWest Energy Inc., a corporation amalgamated under the ABCA; and (b) following the Effective Time, PrimeWest Energy Inc., the corporation formed upon the amalgamation of PEI, SEL and Shiningbank ExchangeCo pursuant to the Arrangement;

“PEI Common Shares” means the common shares in the capital of PEI;

“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

“Plan” or “Plan of Arrangement” means the plan of arrangement attached as Schedule A to Appendix  to this Information Circular, as amended or supplemented from time to time in accordance with the terms thereof;

“PrimeWest” means PrimeWest Energy Trust, an open-ended investment trust created under the laws of the Province of Alberta;

“PrimeWest AIF” means the Annual Information Form of PrimeWest dated March 15, 2007 incorporated by reference into this Information Circular;

“PrimeWest America” means PrimeWest America Inc., a corporation incorporated under the ABCA;

“PrimeWest Arrangement Parties” means PrimeWest and PEI;

“PrimeWest Arrangement Resolution” means the special resolution in respect of the Arrangement, substantially in the form of Appendix A to this Information Circular, to be voted upon by PrimeWest Securityholders at the PrimeWest Meeting;

“PrimeWest Board” or “PrimeWest Board of Directors” means the board of directors of PEI as it may be comprised from time to time;

“PrimeWest Convertible Debenture Indenture” means the trust indenture dated September 2, 2004 among PrimeWest, PEI and Computershare Trust Company of Canada, as supplemented by the PrimeWest Supplemental Indenture, collectively governing the PrimeWest Convertible Debentures;

“PrimeWest Convertible Debentures” means the 7.50% convertible unsecured subordinated Series I debentures of PrimeWest issued on September 2, 2004, the 7.75% convertible unsecured subordinated Series II debentures of PrimeWest issued on September 2, 2004 and the 6.50% convertible unsecured subordinated Series III debentures of PrimeWest issued on January 11, 2007, all pursuant to the PrimeWest Convertible Debenture Indenture;

“PrimeWest Credit Facilities” means the credit facilities described under the heading “Information Concerning PrimeWest Energy Trust - External Debt”;

“PrimeWest Credit Facilities Agreement” means the credit agreement dated as of July 26, 2006 among PrimeWest, PEI and PrimeWest Partnership, as borrowers, Canadian Imperial Bank of Commerce, as administrative agent and a syndicate of financial institutions, as lenders, as amended from time to time and described under the heading “Information Concerning PrimeWest Energy Trust - External Debt”;

“PrimeWest Damages Event” means the events described in the Arrangement Agreement which, upon their occurrence would require payment by Shiningbank of the PrimeWest Termination Fee;

“PrimeWest Distributable Income” means all amounts received by PrimeWest in respect of the PrimeWest Royalty, ARTC, the gross overriding royalties held by PrimeWest directly and other income, less certain expenses and other deductions;

“PrimeWest DRIP” means the distribution reinvestment, premium distribution and optional trust unit purchase plan of PrimeWest;

“PrimeWest Exchangeable Shareholders” means the holders of PrimeWest Exchangeable Shares;

“PrimeWest Exchangeable Shares” means the exchangeable shares in the capital of PEI;

“PrimeWest Fairness Opinions” means the opinions of GMP Securities L.P. and Scotia Waterous Inc., each dated May 31, 2007, copies of which are attached as Appendix E to this Information Circular;

“PrimeWest LLC” means PrimeWest Oil LLC, a corporation incorporated under the laws of the State of Colorado;

“PrimeWest Lock-up Agreements” means the agreements between Shiningbank and the PrimeWest Lock-up Securityholders pursuant to which the PrimeWest Lock-up Securityholders have agreed to vote the PrimeWest Securities beneficially owned or controlled by the PrimeWest Lock-up Securityholders in favour of the PrimeWest Arrangement Resolution and to otherwise support the Arrangement and other related matters to be considered at the PrimeWest Meeting;

“PrimeWest Lock-up Securityholders” means the directors and officers of PEI;

“PrimeWest LTIP” means the PrimeWest long term incentive plan;

“PrimeWest Management Agreement” means the amended and restated management agreement dated November 6, 2002 between PEI and the PrimeWest Trustee;

“PrimeWest Material Agreements” means, collectively, the PrimeWest Management Agreement, the PrimeWest Trust Indenture, the PrimeWest Convertible Debenture Indenture, the PrimeWest Credit Facilities Agreement, the PrimeWest Royalty Agreements, the PrimeWest UK Secured Note Purchase Agreement and the PrimeWest US Secured Note Purchase Agreement;

“PrimeWest Meeting” means the special meeting of PrimeWest Securityholders to be held to consider, among other things, the PrimeWest Arrangement Resolution and related matters, and any adjournment(s) thereof;

“PrimeWest Net Production Revenue” in respect of any period for which PrimeWest Net Production Revenue is calculated means the aggregate of:

(a)

the amount received or receivable by PEI in respect of the sale of its interest in all petroleum substances produced from the properties;

(b)

Crown royalties and other Crown charges;

(c)

PEI’s share of all other revenues that accrue in respect of the properties, including, without limitation,

(i)

fees and similar payments made by third parties for the processing, transportation, gathering or treatment of their petroleum substances in facilities that are part of the properties,

(ii)

proceeds from the sale or licensing of seismic and similar data,

(iii)

incentives, rebates and credits in respect of production costs or in respect of capital expenditures,

(iv)

overhead and other cost recoveries, and

(v)

royalties and similar income; less

(d)

the amount of non-capital operating costs paid or payable by or on behalf of PEI in respect of operating the properties including, without limitation, the costs of gathering, compressing, processing, transporting and marketing all petroleum substances produced therefrom and all other amounts paid to third parties which are calculated with reference to production from the properties including, without limitation, gross overriding royalties and lessors' royalties, but excluding Crown royalties and other Crown charges and any site reclamation and abandonment costs.

“PrimeWest Parties” means, collectively and taken as a whole, PrimeWest, PEI, PrimeWest America, PrimeWest Petroleum, PrimeWest Partnership, PrimeWest ULC and PrimeWest LLC and “PrimeWest Party” means any one of them unless the context otherwise requires;

“PrimeWest Partnership” means PrimeWest Energy North America Partnership, a general partnership established under the laws of the State of Colorado;

“PrimeWest Petroleum” means PrimeWest Petroleum Inc., a corporation incorporated under the laws of the State of Colorado;

“PrimeWest Record Date” means 5:00 p.m. (Calgary time) on June 5, 2007;

“PrimeWest Rights” means the unit appreciation rights to acquire PrimeWest Units granted under the PrimeWest LTIP;

“PrimeWest Royalty” means the royalty payable to PrimeWest pursuant to the PrimeWest Royalty Agreements, which royalty equals 99% of the PrimeWest Royalty Income;

“PrimeWest Royalty Agreements” means the amended and restated royalty agreement dated January 1, 2002 between PEI and the PrimeWest Trustee and the royalty agreement dated January 24, 2003 between PrimeWest Gas Corp. and PEI, as subsequently assigned to PrimeWest;

“PrimeWest Royalty Income” means, in respect of any period for which PrimeWest Royalty Income is calculated means PrimeWest Net Production Revenue less the aggregate of:

(e)

Debt Service Costs (as defined in the PrimeWest Royalty Agreements), general and administrative costs and taxes (other than Crown royalties but including any capital taxes) payable by PrimeWest or PEI;

(f)

capital expenditures intended to improve or maintain production from the properties or to acquire additional properties, in excess of amounts borrowed or designated as a deferred purchase price obligation pursuant to the PrimeWest Royalty Agreements, provided that the amount of capital expenditures that can be deducted will not be in excess of 10% of the annual net cash flow from the properties in the year before the year in which the determination is made;

(g)

net contributions to PEI’s reclamation fund; and

(h)

ARTC applicable to the properties,

and any income derived from properties which are not working, royalty or other interests in Canadian resource properties or which do not relate to production from working, royalty or other interests in Canadian resource properties, will not be included as PrimeWest Royalty Income and will be used to defray other expenses, capital expenditures of PEI and Debt Service Costs;

“PrimeWest Securities” means, collectively, the PrimeWest Units and the PrimeWest Exchangeable Shares;

“PrimeWest Securityholders” means, collectively, the PrimeWest Unitholders and the PrimeWest Exchangeable Shareholders;

“PrimeWest Special Units” means the non-voting Class A Units of PrimeWest;

“PrimeWest Supplemental Indenture” means the supplemental indenture dated January 11, 2007 among PrimeWest, PEI and Computershare Trust Company of Canada providing for the issue of 6.50% convertible unsecured subordinated Series III debentures of the Trust;

“PrimeWest Termination Fee” means the termination fee payable upon the occurrence of specified events, as described under “The Arrangement - Arrangement Agreement - Termination Fees - PrimeWest Termination Fee”;

“PrimeWest Trust Indenture” means the declaration of trust dated August 2, 1996 among Computershare Trust Company of Canada, as trustee, PEI and the Initial Unitholder (as therein defined), as amended and restated as of November 6, 2002, as amended as of May 6, 2004, and as further amended from time to time;

“PrimeWest Trustee” means Computershare Trust Company of Canada, in its capacity as trustee under the PrimeWest Trust Indenture;

“PrimeWest UK Secured Note Purchase Agreement” means the note purchase agreement dated June 14, 2006 between PrimeWest, PEI and the purchasers of the PrimeWest UK Secured Notes;

“PrimeWest UK Secured Notes” means the 5.76% senior secured notes due June 14, 2016 in the principal amount of ₤63 million issued pursuant to the PrimeWest UK Secured Note Purchase Agreement;

“PrimeWest ULC” means PrimeWest Energy Development ULC, an unlimited liability corporation incorporated under the ABCA;

“PrimeWest Unitholders” means the holders from time to time of one or more PrimeWest Units;

“PrimeWest Units” means the trust units of PrimeWest, as presently constituted, each representing an equal individual beneficial interest in PrimeWest;

“PrimeWest US Secured Note Purchase Agreement” means the note purchase agreement dated May 7, 2003 between PrimeWest, PEI and the purchasers of the PrimeWest US Secured Notes;

“PrimeWest US Secured Notes” means the 4.19% senior secured notes due May 7, 2010 in the initial principal amount of U.S.$125 million issued pursuant to the PrimeWest US Secured Note Purchase Agreement;

“Public Record” means all information filed by either PrimeWest or Shiningbank, as the case may be, after December 31, 2006 with any securities commission or similar regulatory authority in compliance, or intended compliance, with any Applicable Canadian Securities Laws;

“Record Date” means the PrimeWest Record Date or the Shiningbank Record Date, as applicable;

“Registered Holder” means the Person whose name appears on the register of PrimeWest or Shiningbank, as applicable, as the owner of PrimeWest Securities or Shiningbank Securities, respectively;

“Registrar” means the Registrar appointed under Section 263 of the ABCA;

“Regulation Q-27” means Regulation Q-27 Respecting Protection of Minority Shareholders in the Course of Certain Transactions (Québec);

“Regulation S” means Regulation S under the 1933 Act;

“Resident” means a person who is not a Non-Resident;

“RESPs” means registered education savings plans as defined in the ITA;

“RRSPs” means registered retirement savings plans as defined in the ITA;

“RRIFs” means registered retirement income funds as defined in the ITA;

“SEC” means the United States Securities and Exchange Commission;

“Securities Authorities” means the securities commissions or similar securities regulatory authorities in each of the provinces of Canada;

“Securityholders” means, collectively, the PrimeWest Securityholders and the Shiningbank Securityholders and “Securityholder” means a PrimeWest Securityholder or a Shiningbank Securityholder, as applicable;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“SEL” means Shiningbank Energy Ltd., a corporation incorporated under the ABCA;

“SEL Royalty Agreement” means the royalty agreement, as amended and restated as of May 16, 2006, among SEL, Shiningbank LP and the Shiningbank Trustee;

“Shiningbank” means Shiningbank Energy Income Fund, an unincorporated open-ended investment trust created under the laws of the Province of Alberta pursuant to the Shiningbank Trust Indenture;

“Shiningbank Administrative Services Agreement” means the agreement between SEL and the Shiningbank Trustee on behalf of Shiningbank, dated October 9, 2002, as amended;

“Shiningbank AIF” means the Annual Information Form of Shiningbank dated March 14, 2007 incorporated by reference into this Information Circular;

“Shiningbank Arrangement Parties” means Shiningbank, SEL and Shiningbank ExchangeCo;

“Shiningbank Arrangement Resolution” means the special resolution in respect of the Arrangement, substantially in the form of Appendix B to this Information Circular, to be voted upon by Shiningbank Securityholders at the Shiningbank Meeting;

“Shiningbank Assets” means all of the property, assets and undertaking of Shiningbank of whatsoever nature or kind, present and future, and wheresoever located, including the shares, units, notes, royalties or other interests in the capital of or granted by Shiningbank’s direct Subsidiaries and any rights to purchase assets, properties or undertakings of third parties under agreements to purchase that have not yet closed, if any, and whether or not reflected on the books of Shiningbank (other than one PrimeWest Unit), but excluding, in all cases, an amount that Shiningbank may be required to pay to Dissenting Securityholders pursuant to the Plan of Arrangement;

“Shiningbank Assumed Liabilities” means all of the liabilities and obligations of Shiningbank, whether or not reflected on the books of Shiningbank, but excluding, in all cases, an amount that Shiningbank may be required to pay to Dissenting Securityholders pursuant to the Plan of Arrangement;

“Shiningbank Board of Directors” means the board of directors of SEL as it may be comprised from time to time;

“Shiningbank Credit Facilities” means the credit facilities described under the heading “Information Concerning Shiningbank Energy Income Fund – External Debt”;

“Shiningbank Credit Facilities Agreement” means the Restated Credit Agreement dated as of December 31, 2004 among SEL, The Toronto Dominion Bank, as administrative agent, and the lenders party thereto, as amended from time to time;

“Shiningbank Damages Event” means the events described in the Arrangement Agreement which, upon their occurrence would require payment by PrimeWest of the Shiningbank Termination Fee;

“Shiningbank Debt Service Charges” means all interest and principal repayments relating to the borrowing of funds by SEL;

“Shiningbank Deferred Purchase Price Obligation” means the ongoing obligation of Shiningbank to pay to SEL and Shiningbank LP, in certain circumstances, an amount equal to 99% of the cost of any additional Canadian resource properties (as defined in the ITA) which may be subsequently acquired by SEL and Shiningbank LP, directly or by way of corporate take-over or other business combination, to the extent that such cost is not financed by the borrowings of SEL and Shiningbank LP; 99% of any indebtedness incurred by SEL and Shiningbank LP for the purposes of acquiring any additional Canadian resource properties; and 99% of any capital expenditures incurred in respect of the Shiningbank Properties and so designated by SEL and Shiningbank LP, to the extent such cost is not financed by the borrowings of SEL and Shiningbank LP;

“Shiningbank DRIP” means the distribution reinvestment and optional trust unit purchase plan of Shiningbank;

“Shiningbank Exchange” has the meaning provided under “The Arrangement – United States Federal Income Tax Considerations”;

“Shiningbank Exchangeable Shareholders” means the holders of Shiningbank Exchangeable Shares;

“Shiningbank Exchangeable Shares” means the non-voting exchangeable shares in the capital of Shiningbank ExchangeCo;

“Shiningbank ExchangeCo” means Shiningbank Holdings Corporation, a corporation incorporated under the ABCA;

“Shiningbank ExchangeCo Common Shares” means the common shares in the capital of Shiningbank ExchangeCo;

“Shiningbank Fairness Opinion” means the opinion of National Bank Financial Inc. dated June 7, 2007, a copy of which is attached as Appendix F to this Information Circular;

“Shiningbank Incentive Plans” means the Shiningbank Rights Incentive Plan, the Shiningbank PUP and the Shiningbank RUP;

“Shiningbank Lock-up Agreements” means the agreements between PrimeWest and the Shiningbank Lock-up Securityholders, pursuant to which the Shiningbank Lock-up Securityholders have agreed to vote the Shiningbank Securities beneficially owned or controlled by the Shiningbank Lock-up Securityholders in favour of the Shiningbank Arrangement Resolution and to otherwise support the Arrangement and other related matters to be considered at the Shiningbank Meeting;

“Shiningbank Lock-up Securityholders” means the directors and certain officers of SEL;

“Shiningbank LP” means Shiningbank Limited Partnership, a limited partnership formed pursuant to the laws of Alberta, the general partner of which is SEL;

“Shiningbank LP Agreement” means the limited partnership agreement of Shiningbank LP dated as of December 10, 2004 and as may be amended from time to time;

“Shiningbank LP Royalty Agreement” means the royalty agreement, as amended and restated as of May 16, 2006, among Shiningbank LP, SEL, as the general partner of Shiningbank LP, and the Shiningbank Trustee;

“Shiningbank Managed Entities” means, collectively, SEL, Shiningbank ExchangeCo, SLP Holdings Inc., Shiningbank Operating Trust and Shiningbank LP and all other subsidiary entities of Shiningbank and of any Shiningbank Managed Entity and “Shiningbank Managed Entity” means any one of them;

“Shiningbank Managed Entities Notes” means the demand promissory notes issued from time to time by a Shiningbank Managed Entity to Shiningbank;

“Shiningbank Material Agreements” means, collectively, the Shiningbank Administrative Services Agreement, the Shiningbank Trust Indentures, the Shiningbank Managed Entities Notes, the Shiningbank Royalty Agreements, the Shiningbank Credit Facilities Agreement, the Shiningbank Unitholder Rights Plan Agreement and the Shiningbank LP Agreement;

“Shiningbank Meeting” means the special meeting of Shiningbank Securityholders to be held to consider the Shiningbank Arrangement Resolution and related matters, and any adjournment(s) thereof;

“Shiningbank Net Production Revenue” means the amount received or receivable by SEL and by Shiningbank LP in respect of the sale of its interest in all petroleum substances collected from the Shiningbank Properties less: (a) expenditures paid or payable by or on behalf of SEL and Shiningbank LP in respect of the operation of the Properties including, without limitation, the cost of gathering, compressing, processing, lifting, transporting and marketing all petroleum substances produced therefrom, the cost of equipment repair and maintenance and all other amounts paid or payable to third parties which are calculated with reference to production from the Shiningbank Properties including, without limitation, gross overriding royalties, lessors' royalties, but excepting Crown charges and other applicable charges; and (b) capital and asset retirement expenditures paid or payable;

“Shiningbank Office Lease” means the office lease dated October 25, 2004 between ARCI Ltd. and PCC Properties (Calgary) Ltd., as landlord, and SEL, as tenant, as such office lease was amended by an expansion and amending agreement dated December 14, 2005;

“Shiningbank Operating Trust” means Shiningbank Operating Trust, an unincorporated trust organized under the laws of the Province of Alberta;

“Shiningbank Operating Trust Trust Indenture” means the trust indenture of the Shiningbank Operating Trust dated September 30, 2004 between Arne R. Nielsen and SLP Holdings Inc.;

“Shiningbank Parties” means Shiningbank, SEL, Shiningbank ExchangeCo, SLP Holdings Inc., Shiningbank Operating Trust and Shiningbank LP and “Shiningbank Party” means any of them unless the context otherwise requires;

“Shiningbank Performance Units” means performance units issued pursuant to the Shiningbank PUP;

“Shiningbank Properties” means the working, royalty or other interests of SEL and of Shiningbank LP in any petroleum and natural gas rights, tangibles and miscellaneous interests which SEL and Shiningbank LP may own from time to time;

“Shiningbank PUP” means the performance unit plan of SEL;

“Shiningbank Record Date” means 5:00 p.m. (Calgary time) on June 5, 2007;

“Shiningbank Restricted Units” means restricted units issued pursuant to the Shiningbank RUP;

“Shiningbank Rights” means any outstanding rights to acquire Shiningbank Units pursuant to the Shiningbank Rights Incentive Plan;

“Shiningbank Rights Incentive Plan” means the trust units rights incentive plan of Shiningbank;

“Shiningbank Royalties” means the entitlement of Shiningbank to receive Shiningbank Royalty Income derived from SEL’s and Shiningbank LP’s working interest in the Shiningbank Properties;

“Shiningbank Royalty Agreements” means, collectively, the SEL Royalty Agreement and the Shiningbank LP Royalty Agreement;

“Shiningbank Royalty Income” means 99% of the amount by which Shiningbank Net Production Revenue exceeds the aggregate of Shiningbank Debt Service Charges, costs, expenses, taxes and other applicable charges payable by SEL and Shiningbank LP in respect of their Shiningbank Properties;

“Shiningbank RUP” means the restricted unit plan of SEL;

“Shiningbank Securities” means, collectively, the Shiningbank Units and the Shiningbank Exchangeable Shares;

“Shiningbank Securityholders” means, collectively, the Shiningbank Unitholders and the Shiningbank Exchangeable Shareholders;

“Shiningbank Termination Fee” means the termination fee payable upon the occurrence of specified events, as described under “The Arrangement - Arrangement Agreement - Termination Fees—Shiningbank Termination Fee”;

“Shiningbank Trust Indenture” means the amended and restated trust indenture dated September 6, 2005 between SEL and the Shiningbank Trustee;

“Shiningbank Trust Indentures” means the Shiningbank Trust Indenture and the Shiningbank Operating Trust Trust Indenture;

“Shiningbank Trustee” means Computershare Trust Company of Canada, in its capacity as the trustee under the Shiningbank Trust Indenture;

“Shiningbank Unitholder” means a holder of one or more Shiningbank Units;

“Shiningbank Unitholder Rights Plan” means the unitholder rights plan of Shiningbank established pursuant to the Shiningbank Unitholder Rights Plan Agreement;

“Shiningbank Unitholder Rights Plan Agreement” means the amended and restated Unitholder Rights Plan Agreement dated May 16, 2006 among Shiningbank, SEL, and Computershare Trust Company of Canada;

“Shiningbank Units” means the trust units of Shiningbank, as presently constituted;

“SIFT Proposals” has the meaning given to it under “Pro Forma Information of PrimeWest After Giving Effect to the Arrangement – Risks Related to the Trust Structure and the Ownership of PrimeWest Units – Changes in tax and other laws may adversely affect PrimeWest Unitholders”;

“SIFT trust” has the meaning given to it under “Pro Forma Information of PrimeWest After Giving Effect to the Arrangement – Risks Related to the Trust Structure and the Ownership of PrimeWest Units – Changes in tax and other laws may adversely affect PrimeWest Unitholders”;

“Subsidiary” means, with respect to any Person, a subsidiary (as that term is defined in the ABCA (for such purposes, if such person is not a corporation, as if such person were a corporation)) of such Person and includes any general partnership, limited partnership, joint venture, trust, limited liability company, unlimited liability company or other entity, whether or not having legal status, that would constitute a subsidiary (as described above) if such entity were a corporation; and

“Superior Proposal” means a written bona fide Acquisition Proposal which the Board of Directors of SEL or PEI (as applicable) determines in good faith:  (a) that funds or other consideration necessary for the Acquisition Proposal are or are likely to be available; (b) (after consultation with its financial advisor) would, if consummated in accordance with its terms, result in a transaction financially superior for securityholders of the receiving party than the Arrangement contemplated by the Arrangement Agreement; and (c) after receiving the advice of outside counsel as reflected in minutes of the Board of Directors of PEI or SEL, as applicable, that the taking of such action is necessary for the Board of Directors in discharge of its fiduciary duties under Applicable Law;

“Tax” or “Taxes” means all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and employee withholding taxes, unemployment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which PrimeWest or Shiningbank (or any of their respective Subsidiaries), as the case may be, is required to pay, withhold, remit or collect;

“Tax Election” means an election under Section 85 of the ITA made available to Residents in respect of the exchange of their Shiningbank Securities for MFCorp Special Shares, as described in “The Arrangement – Canadian Federal Income Tax Considerations”;

“Tax Returns” means all reports, estimates, elections, designations, forms, declarations of estimated tax, information statements and returns relating to, or required to be filed with any taxing authority in connection with, any Taxes;

“TSX” means the Toronto Stock Exchange;

“United States Securityholders” or “United States Securityholder” means any Securityholder who is, at the Effective Time, in the United States;

“United States” or “U.S.” has the meaning ascribed thereto in Rule 902 of Regulation S under the 1933 Act;

“Unitholder” means a holder of PrimeWest Units or Shiningbank Units;

“Units” means PrimeWest Units or Shiningbank Units;

“U.S. Holder” has the meaning provided under “The Arrangement – United States Federal Income Tax Considerations – Scope of This Summary – U.S. Holders”;

“U.S. Person” has the meaning ascribed thereto in Rule 902 of Regulation S under the 1933 Act; and

“U.S. Securities Laws” means the federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, as amended from time to time.

CONVENTIONS

Certain terms used herein are defined in the “Glossary of Terms”.  Certain other terms used herein but not defined herein are defined in NI 51-101 and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101.  Unless otherwise indicated, references herein to “$” or “dollars” are to Canadian dollars.  All financial information herein has been presented in Canadian dollars in accordance with Canadian GAAP.

ABBREVIATIONS

Oil and Natural Gas Liquids		Natural Gas

Bbl	Barrel	Mcf	thousand cubic feet
Bbls	Barrels	MMcf	million cubic feet
Mbbls	thousand barrels	Mcf/d	thousand cubic feet per day
MMbbls	million barrels	MMcf/d	million cubic feet per day
Bbls/d	barrels per day	Bcf	billion cubic feet
BOPD	barrels of oil per day	GJ	gigajoule
NGL	natural gas liquids

Other

API	American Petroleum Institute
°API	an indication of the specific gravity of crude oil measured on the API gravity scale.
ARTC	Alberta Royalty Tax Credit
Boe	barrel of oil equivalent of natural gas and crude oil on the basis of 1 Boe for 6 Mcf of natural gas
Boe/d	barrel of oil equivalent per day
C$	Canadian dollars
m3	cubic metres
MBoe	thousand barrels of oil equivalent
Mmboe	million barrels of oil equivalent
MM	Million
$U.S.	United States dollars
WTI	West Texas Intermediate, the reference price paid in United States dollars at Cushing, Oklahoma for crude oil of standard grade
$000s	thousands of dollars

CONVERSIONS

To Convert From	To	Multiply By

Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

SUMMARY INFORMATION

The following is a summary of certain information contained elsewhere in this Information Circular, including the Appendices hereto, and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Information Circular or in the Appendices hereto.  Capitalized terms not otherwise defined herein are defined in the “Glossary of Terms”.  In this summary, all dollar amounts are stated in Canadian dollars.

The PrimeWest Meeting

The PrimeWest Meeting will be held at the Metropolitan Conference Centre, 333 – 4th Avenue S.W., Calgary, Alberta at 10:00 a.m. (Calgary time) on July 10, 2007 for the purposes set forth in the accompanying applicable Notice of Meeting.  The business of the PrimeWest Meeting will be: (a) to consider and vote upon the Arrangement; and (b) to transact such further and other business as may properly be brought before the PrimeWest Meeting or any adjournment thereof.  See “The Arrangement”.

The Shiningbank Meeting

The Shiningbank Meeting will be held at the Metropolitan Conference Centre, 333 – 4th Avenue S.W., Calgary, Alberta at 9:00 a.m. (Calgary time) on July 10, 2007 for the purposes set forth in the accompanying applicable Notice of Meeting.  The business of the Shiningbank Meeting will be: (a) to consider and vote upon the Arrangement; and (b) to transact such further and other business as may properly be brought before the Shiningbank Meeting or any adjournment thereof.  See “The Arrangement”.

Background to and Reasons for the Arrangement

Background to the Arrangement

Each of the Shiningbank Board of Directors and the PrimeWest Board of Directors periodically reviews strategic objectives and considers possible business combination opportunities.

In February 2007, Shiningbank was independently approached by PrimeWest and other energy trust sector participants in connection with a possible trust consolidation transaction.  In light of the business environment for energy trusts following the announcement by the federal government on October 31, 2006 of its intention to begin taxing income trusts in 2011, Shiningbank determined that the possibility of a trust consolidation transaction merited further consideration.

In order to assist the Shiningbank Board of Directors in assessing the alternatives available to it, Shiningbank retained National Bank Financial Inc. as its financial advisor on February 7, 2007.  In addition to assessing alternatives, National Bank Financial Inc. was to provide financial advice in respect of any proposals that Shiningbank might receive and to assist in coordinating communications with the parties which expressed an interest in consolidation discussions.

In February and March 2007, National Bank Financial Inc. contacted other energy trust sector participants to gauge their interest in exploring possible business combination opportunities with Shiningbank.  Shiningbank entered into confidentiality agreements with certain parties pursuant to which it disclosed certain information regarding its business and assets, on a confidential basis.

On March 20, 2007, Shiningbank, through National Bank Financial Inc., received non-binding expressions of interest from certain energy trust sector participants, including a reiteration of interest from PrimeWest, who had expressed an interest in a consolidation transaction with Shiningbank.  Management of Shiningbank, with the assistance of National Bank Financial Inc., reviewed each proposal to assess and compare them as to relative value for Shiningbank Unitholders in the light of other alternatives available to Shiningbank.

On March 29, 2007, Shiningbank, through National Bank Financial Inc., requested that each of the interested parties submit binding letters of intent by April 11, 2007.

The Shiningbank Board of Directors and National Bank Financial Inc. met on April 16, 2007 to review the revised proposals.  Upon such review, and after consideration of the other alternatives available to Shiningbank, including continuing as a stand-alone trust, the Shiningbank Board of Directors determined that the PrimeWest proposal represented the best strategic and financial alternative for Shiningbank Unitholders.  As a result, PrimeWest and Shiningbank entered into negotiations on a binding agreement combining the two trusts.

During the period from April 16, 2007 to May 9, 2007, Shiningbank and PrimeWest continued to conduct due diligence and discussions and negotiations between representatives of Shiningbank and PrimeWest occurred.  As a result of this process, the terms and conditions of the Arrangement and the Arrangement Agreement were agreed upon by the parties, subject to approval of their respective boards of directors.

The boards of directors of Shiningbank and PrimeWest both met independently on May 9, 2007 to consider (and ultimately approve) the terms of the proposed business combination that had been negotiated by their respective management.  The Arrangement Agreement was finalized and each of PrimeWest and Shiningbank executed it late in the evening of May 9, 2007.  The transaction was publicly announced in a joint press release prior to the opening of the markets on May 10, 2007.  See “Background to and Reasons for the Arrangement – Background to the Arrangement.”

Reasons for and Advantages of the Arrangement

In arriving at its conclusion to recommend the Arrangement to Shiningbank Unitholders, the Shiningbank Board of Directors considered a number of financial, operational and other factors, including the financial metrics of the proposed transaction, the long-term prospects for growth of Shiningbank on a stand-alone basis and the prospects for the combined operations of PrimeWest and Shiningbank.

The Arrangement provides Shiningbank Unitholders with the following benefits:  (a) a 4.2% premium for each Shiningbank Unit (based on the 30 day weighted average trading prices of the PrimeWest Units and the Shiningbank Units on the TSX for the period ended May 9, 2007); (b) a 3.3% increase in monthly cash distributions per unit; (c) an increase in reserves per unit; (d) a longer proved plus probable reserve life index (increased to 11.5 years from 9.8 years); and (e) increased liquidity and access to U.S. capital markets through PrimeWest’s listing on the NYSE.

In arriving at its conclusion to recommend the Arrangement to PrimeWest Securityholders, the PrimeWest Board of Directors considered a number of financial, operational and other factors, including the financial metrics of the proposed transaction, the long-term prospects for growth of PrimeWest on a stand-alone basis and the prospects for the combined operations of PrimeWest and Shiningbank.

The Arrangement is expected to be accretive to PrimeWest Unitholders on a funds flow and production per unit basis.  The Arrangement will also bring together strong technical, field operations and administrative teams and is expected to lead to a single stronger organization.

In addition to the foregoing, Shiningbank and PrimeWest entered into the Arrangement Agreement because the Arrangement will have a number of specific advantages to Unitholders of Shiningbank or PrimeWest or both, as applicable, including the following:

•

Following the Arrangement, PrimeWest will have a larger suite of diversified natural gas and light oil assets, with a large portfolio of internal development opportunities:

o

based on first quarter 2007 results, production of approximately 66,000 Boe/d (before giving effect to current and planned dispositions of approximately 4,000 Boe/d of production) allocated 70% to natural gas and 30% to crude oil and natural gas liquids;

o

combined proved plus probable reserves of approximately 280 Mmboe, excluding the impact of 2007 production and development, acquisition and disposition activities;

o

an undeveloped land base of more than 1.1 million net acres, one of the largest undeveloped land bases in the oil and gas trust sector;

o

a multi-year suite of development opportunities now in excess of $1.4 billion, reflecting the potential in the combined asset bases; and

o

total 2007 capital expenditures of approximately $250 million, which will be deployed to pursue attractive development drilling prospects and opportunities from both asset bases. This $250 million does not include capital spent by Shiningbank in 2007 prior to completion of the merger, which is forecast to be approximately $60 million by that time.

•

Projected funds flow from operations and proceeds from the PrimeWest DRIP and dispositions are expected to be sufficient to adequately fund development activities for 2007 without the need for incremental debt, assuming a payout ratio of 60 to 75% of funds flow from operations. This transaction directionally moves PrimeWest towards a business model where future development capital spending and distributions are generally expected to be financed with funds flow from operations.

•

The combined entity will have a strengthened balance sheet following the anticipated sale of approximately 4,000 Boe/d of non-core assets, of which approximately 1,000 Boe/d is presently being marketed by each of Shiningbank and PrimeWest and approximately 2,000 Boe/d will be marketed following the Effective Date.

•

One of the oil and gas trust sector’s longest proved plus probable reserve life indexes at 11.5 years.

•

Greater concentration of interest in key operating areas.

•

The levering of in-house technical skills from both PrimeWest and Shiningbank over the combined asset base, potentially achieving operating efficiencies with commensurate cost savings, and the identification of further internal development opportunities.

•

Reduction in general and administrative costs per Boe, based on operating synergies and the integration of the Calgary head offices.

•

Greater weighting in the S&P/TSX Capped Energy Trust Index (rising from approximately 2.4% of this index to approximately 3.8% based on May 9, 2007 closing prices), the S&P/TSX Capped Income Trust Index (rising from approximately 1.4% of this index to approximately 2.2% based on May 9, 2007 closing prices) and the S&P/TSX Composite Index.

•

Additional trading liquidity and enhanced access to capital derived from being listed on both the TSX and NYSE, and inclusion in the Morgan Stanley Capital International (MSCI) Canada Energy Index, incremental benefits not previously afforded to Shiningbank Unitholders.

The Arrangement

General

The Arrangement will result in the merger of PrimeWest and Shiningbank, with the Shiningbank Unitholders (excluding Dissenting Shiningbank Unitholders) ultimately receiving 0.620 of a PrimeWest Unit for each Shiningbank Unit held and each Shiningbank Exchangeable Shareholder ultimately receiving that number of PrimeWest Units equal to the product of 0.620 and the exchange rate of the Shiningbank Exchangeable Shares (expressed as the number of Shiningbank Units that are issuable as of the Effective Date on the exchange of one Shiningbank Exchangeable Share).

Following completion of the Arrangement, the combined trust, which will retain the PrimeWest name, is expected to be one of the largest natural gas focused oil and gas trusts in Canada with an initial enterprise value in excess of Cdn.$4.5 billion and will be managed by an experienced senior management team, which will include key personnel from both PrimeWest and Shiningbank.

PrimeWest and Shiningbank see the merged entity as one of the largest and best-positioned natural gas focused oil and gas trusts in Canada. Following the completion of the Arrangement, PrimeWest will have a largely operated, long life, lower cost asset base primarily focused in West Central Alberta, Northeastern British Columbia, and the Williston Basin in the United States.  PrimeWest is expected to also have a stronger balance sheet, a significantly larger development portfolio and greater cash flow.  This transaction directionally moves PrimeWest towards a business model where future development capital spending and distributions are generally expected to be financed with funds flow from operations.

PrimeWest and Shiningbank expect a variety of benefits to accrue as a result of the Arrangement, including operating and general and administrative cost savings, the leveraging of in-house technical skills over a larger asset base and potentially achieving operating efficiencies and cost savings as a result and identifying additional internal development opportunities.   Following the Arrangement, PrimeWest is expected to have combined proved plus probable reserves of 280 Mmboe (excluding 2007 production and development, acquisition and disposition activities), production of approximately 66,000 Boe/day (before giving effect to current and planned dispositions of approximately 4,000 Boe/day of production) comprised of approximately 70% natural gas and 30% crude oil and NGLs based on first quarter 2007 production, a suite of development opportunities in excess of $1.4 billion and approximately 1.1 million net acres of undeveloped land, representing one of the largest undeveloped asset bases in the oil and gas trust sector.

The combined trust will retain key personnel from both entities and will be led by PrimeWest’s current President and Chief Executive Officer, Donald A. Garner, as well as its current Vice President, Finance and Chief Financial Officer, Doug Fraser, its current Vice President, Business Development, Ron Ambrozy and its current Vice President, Legal and General Counsel, Gord Haun, all of whom will continue in their current capacities.  Notably, Gregory D. Moore (as Vice President, Operations), J. Lance Petersen (as Vice President, Land) and R. Bruce Thornhill (as Vice President, Geosciences) will join PrimeWest from Shiningbank and report to Tim Granger, the continuing Chief Operating Officer of PrimeWest.  Certain members of the existing PrimeWest Board of Directors, consisting of Chairman Harold P. Milavsky and Barry E. Emes, Harold N. Kvisle, Kent J. MacIntyre, W. Glen Russell and Peter Valentine will remain in place and will be joined by David M. Fitzpatrick, the current President and Chief Executive Officer and a director of Shiningbank, and Robert B. Hodgins and Warren D. Steckley from Shiningbank’s Board of Directors.

Arrangement Steps

The Arrangement involves a number of steps which will be deemed to occur sequentially.  Essentially, these steps will result in, among other things: (a) the acquisition by PrimeWest of the Shiningbank Assets; (b) the assumption by PrimeWest of all of the Shiningbank Assumed Liabilities; (c) the issuance to the former Shiningbank Unitholders of PrimeWest Units on the basis of 0.620 of a PrimeWest Unit for every 1.0 Shiningbank Unit; and (d) the issuance to the former Shiningbank Exchangeable Shareholders of PrimeWest Units on the basis of the product of 0.620 and the exchange rate of the Shiningbank Exchangeable Shares (expressed as the number of Shiningbank Units that are issuable as of the Effective Date on the exchange of one Shiningbank Exchangeable Share) for each Shiningbank Exchangeable Share.  See “The Arrangement - Arrangement Steps” for the detailed steps of the Arrangement.

Post Arrangement Structure

The following diagram illustrates the organizational structure of PrimeWest immediately following the completion of the Arrangement.

Notes:

(1) All operations and management of PrimeWest will be conducted through PEI.  PrimeWest will hold all of the common shares of PEI.

(2) PrimeWest will receive regular monthly payments in accordance with the PrimeWest Royalty Agreements and the Shiningbank LP Royalty Agreement, as well as interest and principal payments on debt from PEI and the remaining Shiningbank Managed Entities, including pursuant to the Shiningbank Managed Entities Notes.  See “Pro Forma Information of PrimeWest after giving effect to the Arrangement – Business of PrimeWest Following the Arrangement and Impact on Royalties”.

Upon the completion of the Arrangement and assuming that: (a) no Dissent Rights are exercised; (b) no Shiningbank Units are issued pursuant to previously outstanding Shiningbank Rights; and (c) none of the PrimeWest Convertible Debentures are converted into PrimeWest Units prior to the Effective Time, approximately 144,358,321 PrimeWest Units will be issued and outstanding following completion of the Arrangement.  Of these, approximately 63% will be held by existing PrimeWest Unitholders and 37% will be held by former Shiningbank Securityholders.

Effect of the Arrangement

General

Pursuant to the Arrangement, Shiningbank Unitholders (excluding Dissenting Shiningbank Unitholders) will receive, for each Shiningbank Unit held, 0.620 of a PrimeWest Unit and Shiningbank Exchangeable Shareholders (excluding Dissenting Shiningbank Exchangeable Shareholders) will receive, for each Shiningbank Exchangeable Share held, that number of PrimeWest Units equal to the product of 0.620 and the exchange rate of the Shiningbank Exchangeable Shares (expressed as the number of Shiningbank Units that are issuable as of the Effective Date on the exchange of one Shiningbank Exchangeable Share).  See “The Arrangement - Effect of the Arrangement - General”, “The Arrangement - Details of the Arrangement”, “The Arrangement – Arrangement Steps”, “The Arrangement - Canadian Federal Income Tax Considerations”, “The Arrangement - United States Federal Income Tax Considerations” and “The Arrangement - Procedure for Exchange of Shiningbank Securities”.

Effect on Shiningbank Incentive Plans and PrimeWest LTIP

Pursuant to the terms of the Shiningbank Rights Incentive Plan, the Shiningbank RUP and the Shiningbank PUP, respectively, the vesting of all Shiningbank Rights and the maturity of all Shiningbank Restricted Units and Shiningbank Performance Units will be accelerated as a result of the Arrangement.

With respect to the Shiningbank Rights Incentive Plan, Shiningbank Units will be issued upon the due exercise of outstanding Shiningbank Rights such that any Shiningbank Units so issued will then participate in the Arrangement on the same basis as the existing Shiningbank Units.  With respect to the Shiningbank RUP and the Shiningbank PUP, all cash payments (net of applicable withholding taxes) will be made by Shiningbank under the outstanding Shiningbank Restricted Units and the Shiningbank Performance Units on or before the Effective Time.  See “The Arrangement - Effect of the Arrangement - General”, “The Arrangement - Details of the Arrangement, “The Arrangement – Arrangement Steps” and “The Arrangement - Canadian Federal Income Tax Considerations”.

The Arrangement will result in the early vesting of all of the Shiningbank Rights.  Holders of all outstanding Shiningbank Rights have entered into agreements that provide for the exercise, termination, expiry or surrender of such rights, including by permitting the cashless exercise of in-the-money Shiningbank Rights, conditional upon the Arrangement becoming effective.  Shiningbank and SEL shall not make any amendment to outstanding Shiningbank Rights, except to permit the early vesting of Shiningbank Rights and to cause the cancellation, termination, expiry or surrender of the Shiningbank Rights prior to the Effective Time in the manner contemplated in the preceding sentence.  The Shiningbank Lock-up Securityholders have committed pursuant to the Shiningbank Lock-up Agreements to vote the Shiningbank Securities (including any Shiningbank Units issued on the exercise of Shiningbank Rights) held by them, directly or indirectly, or over which they exercised control or direction, in favour of the Shiningbank Arrangement Resolution and to otherwise support the Arrangement and other related matters to be considered at the Shiningbank Meeting.  Shiningbank Units issued upon exercise of the Shiningbank Rights will ultimately be exchanged for PrimeWest Units pursuant to the Arrangement.

The Arrangement will not result in the early vesting of PrimeWest Rights pursuant to the PrimeWest LTIP.

Effect on Distributions

Distributions paid to PrimeWest Unitholders and Shiningbank Unitholders in the month of July 2007 will not be affected by the proposed Arrangement and will be paid in the usual manner.  Therefore, PrimeWest Unitholders of record on June 22, 2007 will receive their regular monthly cash distribution on July 13, 2007 and Shiningbank Unitholders of record on June 30, 2007 will receive their regular monthly cash distribution on July 15, 2007.

If the Effective Date occurs on July 11, 2007, as currently scheduled, the first post-Arrangement distribution of PrimeWest will be paid on August 15, 2007 to PrimeWest Unitholders (including former Shiningbank Securityholders) of record on July 20, 2007.  Future distributions will be subject to the discretion of the PrimeWest Board of Directors and may vary depending on, among other things, the current and anticipated commodity price environment.  Shiningbank Securityholders should refer to the guidance set forth under “The Arrangement - Procedure for Exchange of Shiningbank Securities” below to ensure that they receive future distributions from PrimeWest in a timely fashion.

See also “The Arrangement - Effect of the Arrangement - General”, “The Arrangement - Arrangement Steps”, “The Arrangement - Canadian Federal Income Tax Considerations” and “Pro Forma Information of PrimeWest After Giving Effect to the Arrangement - Risk Factors”.

Effect on Shiningbank DRIP

It is a condition to the completion of the Arrangement that the Shiningbank DRIP shall have been terminated on or prior to the Effective Date.  Shiningbank expects to suspend the Shiningbank DRIP such that all distributions by Shiningbank, after the distribution to holders of record on May 31, 2007 and to be paid on June 15, 2007, will not be eligible for reinvestment under the Shiningbank DRIP.  If the Arrangement is completed on July 11, 2007, as expected, the Shiningbank DRIP will be terminated on that date.

Former Shiningbank Unitholders interested in participating in the PrimeWest DRIP following the completion of the Arrangement should, in the case of registered Unitholders, complete and deliver an authorization form to Computershare Trust Company of Canada.  In the case of beneficial Unitholders, former Shiningbank Unitholders should contact the broker, investment dealer, financial institution or other nominee through which the Units are held and direct the nominee to complete and deliver an authorization form on their behalf.  The authorization form can be obtained at www.primewestenergy.com.

Procedure for Exchange of Shiningbank Securities

In order to receive their PrimeWest Units on the completion of the Arrangement, registered holders of Shiningbank Securities must deposit with the Depositary (at one of the addresses specified on the last page of the Letter of Transmittal) a duly completed Letter of Transmittal together with the certificates representing the holder’s Shiningbank Units or Shiningbank Exchangeable Shares, as the case may be.

Shiningbank Unitholders whose Shiningbank Units are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Shiningbank Units.

The use of the mail to transmit certificates representing Shiningbank Securities and the Letter of Transmittal is at each holder’s risk.  PrimeWest and Shiningbank recommend that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail be used.

All signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution unless otherwise provided.

Shiningbank Securityholders will not receive PrimeWest Units or distributions on the PrimeWest Units after the Effective Date until they submit the certificates for their Shiningbank Units and/or Shiningbank Exchangeable Shares, as the case may be, to the Depositary along with a duly completed Letter of Transmittal.  Each certificate formerly representing Shiningbank Units or Shiningbank Exchangeable Shares that is not deposited with all other documents as required pursuant to the Plan of Arrangement on or prior to the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the holder to receive PrimeWest Units (and any distributions thereon).

SHININGBANK SECURITYHOLDERS ARE ENCOURAGED TO SUBMIT THE CERTIFICATES FOR THEIR SHININGBANK UNITS AND/OR SHININGBANK EXCHANGEABLE SHARES AND A DULY COMPLETED LETTER OF TRANSMITTAL TO THE DEPOSITARY AS SOON AS POSSIBLE SO THAT THEY CAN RECEIVE THE AUGUST 15 DISTRIBUTION PAYABLE ON THE PRIMEWEST UNITS THEY ARE ENTITLED TO RECEIVE PURSUANT TO THE ARRANGEMENT IN A TIMELY MANNER.

Shiningbank Securityholders who are Residents and who wish to make a Tax Election are urged to consult their own advisors as soon as possible regarding the deadlines and procedures for making the election which are appropriate to their circumstances.

See “The Arrangement - Procedure for Exchange of Shiningbank Securities”.

Treatment of Fractional PrimeWest Units

No certificates representing fractional PrimeWest Units shall be issued under the Arrangement. In lieu of any fractional PrimeWest Unit, each registered Shiningbank Securityholder otherwise entitled to a fractional interest in a PrimeWest Unit shall receive the nearest whole number of PrimeWest Units (with fractions equal to or greater than 0.5 being rounded up).

Approval of Securityholders Required for the Arrangement

PrimeWest Securityholders

Pursuant to the Interim Order, the number of votes required to pass the PrimeWest Arrangement Resolution is not less than two-thirds of the votes cast by PrimeWest Securityholders, either in person or by proxy, at the PrimeWest Meeting.  See “The Arrangement - Securities Law Matters - Canada” and “General Proxy Matters - Procedure and Votes Required”.

Shiningbank Securityholders

Pursuant to the Interim Order, the number of votes required to pass the Shiningbank Arrangement Resolution is not less than two-thirds of the votes cast by Shiningbank Securityholders, either in person or by proxy, at the Shiningbank Meeting.  See “The Arrangement - Securities Law Matters - Canada” and “General Proxy Matters - Procedure and Votes Required”.

Fairness Opinions

The PrimeWest Board of Directors retained GMP Securities L.P. and Scotia Waterous Inc. to address the fairness to PrimeWest Unitholders, from a financial point of view, of the consideration to be offered pursuant to the Arrangement.  In connection with this mandate, each of GMP Securities L.P. and Scotia Waterous Inc. has prepared the respective PrimeWest Fairness Opinion.  The PrimeWest Fairness Opinions state that, on the basis of the particular assumptions and considerations summarized therein, in the opinion of GMP Securities L.P. and Scotia Waterous Inc., respectively, as of May 31, 2007, the consideration to be offered pursuant to the Arrangement is fair from a financial point of view to the PrimeWest Unitholders. The PrimeWest Fairness Opinions are subject to the assumptions and limitations contained therein and should be read in their entireties.  See “The Arrangement – PrimeWest Fairness Opinions” and Appendix E, “PrimeWest Fairness Opinions”.

The Shiningbank Board retained National Bank Financial Inc. to address the fairness, from a financial point of view, of the consideration to be received by the Shiningbank Securityholders under the Arrangement.  In connection with this mandate, National Bank Financial Inc. has prepared the Shiningbank Fairness Opinion.  The Shiningbank Fairness Opinion states that, on the basis of the particular assumptions and considerations summarized therein, in the opinion of National Bank Financial Inc., as of June 7, 2007, the consideration to be received by the Shiningbank Securityholders pursuant to the Arrangement is fair, from a financial point of view, to the Shiningbank Securityholders.  The Shiningbank Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety.  See “The Arrangement – Shiningbank Fairness Opinion” and Appendix F, “Shiningbank Fairness Opinion”.

Recommendations of the Boards of Directors

The PrimeWest Board of Directors has unanimously concluded that the Arrangement is in the best interests of PrimeWest and the PrimeWest Securityholders and has, based on the opinions of its financial advisors, GMP Securities L.P. and Scotia Waterous Inc., unanimously determined that the Arrangement is fair, from a financial point of view, to PrimeWest Unitholders and unanimously recommends that PrimeWest Securityholders vote in favour of the PrimeWest Arrangement Resolution.

The directors and officers of PEI hold or control an aggregate of approximately 324,515 PrimeWest Units and hold or control an aggregate of approximately 147,170 PrimeWest Exchangeable Shares, $275,000 principal amount of PrimeWest Convertible Debentures and 2,369,166 PrimeWest Rights entitling them to acquire an aggregate of approximately 417,138 PrimeWest Units.  See “The Arrangement – Interests of Certain Persons or Companies in the Matters to be Acted Upon” and “Background to and Reasons for the Arrangement – Recommendations of the Boards of Directors”.  The PrimeWest Lock-up Securityholders have committed pursuant to the PrimeWest Lock-up Agreements to vote the PrimeWest Securities (including any PrimeWest Units obtained upon exercise of their PrimeWest Rights) held by them, directly or indirectly or over which they exercised control or direction, in favour of the PrimeWest Arrangement Resolution.

The Shiningbank Board of Directors has unanimously determined that the Arrangement is in the best interests of Shiningbank and the Shiningbank Securityholders, and has, based on the opinion of its financial advisor, National Bank Financial Inc., unanimously determined that the Arrangement is fair, from a financial point of view, to Shiningbank Securityholders and unanimously recommends that Shiningbank Securityholders vote in favour of the Shiningbank Arrangement Resolution.

The directors and officers of SEL hold or control an aggregate of: (i) approximately 353,700 Shiningbank Units; (ii) 272,266 Shiningbank Exchangeable Shares exchangeable into 451,700 Shiningbank Units; and (iii) 1,613,729 Shiningbank Rights (none of which are anticipated to be exercised).  See “The Arrangement – Interests of Certain Persons or Companies in the Matters to be Acted Upon” and “Background to and Reasons for the Arrangement – Recommendations of the Boards of Directors”.  The Shiningbank Lock-up Securityholders have committed pursuant to the Shiningbank Lock-up Agreements to vote the Shiningbank Securities (including any Shiningbank Units issued on the exercise of Shiningbank Rights) held by them, directly or indirectly or over which they exercised control or direction, in favour of the Shiningbank Arrangement Resolution.

Final Order

Implementation of the Arrangement requires the satisfaction of several conditions and the approval of the Court.  See “The Arrangement – Procedure for the Arrangement Becoming Effective”.  An application for the Final Order approving the Arrangement is expected to be made on July 10, 2007 at 1:30 p.m. at the Court House, 611 – 4th Street S.W., Calgary, Alberta.  On the application, the Court will consider the fairness of the Arrangement.

Right to Dissent

Pursuant to the Interim Order, Dissenting PrimeWest Securityholders have the right to dissent with respect to the PrimeWest Arrangement Resolution by providing a written objection to the PrimeWest Arrangement Resolution to PrimeWest c/o Stikeman Elliott LLP, 4300 Bankers Hall West, 888 – 3rd Street S.W., Calgary, Alberta T2P 5C5, Attention:  Luigi A. Cusano, by 4:00 p.m. on the Business Day immediately preceding the date of the PrimeWest Meeting, provided such holder also complies with Section 191 of the ABCA, as modified by the Interim Order.  Pursuant to the Interim Order, Dissenting Shiningbank Securityholders have the right to dissent with respect to the Shiningbank Arrangement Resolution by providing a written objection to the Shiningbank Arrangement Resolution to Shiningbank c/o Gowling Lafleur Henderson LLP, 1400 Scotia Centre, 700 – 2nd Street S.W., Calgary, Alberta T2P 4V5, Attention:  Geoffrey D. Holub, by 4:00 p.m. on the Business Day immediately preceding the date of the Shiningbank Meeting, provided such holder also complies with Section 191 of the ABCA, as modified by the Interim Order.

In the event the Arrangement becomes effective, each Dissenting Securityholder will be entitled to be paid the fair value of the Securities in respect of which the holder dissents in accordance with Section 191 of the ABCA, as modified by the Interim Order.  See Appendices C and H for a copy of the Interim Order and the provisions of Section 191 of the ABCA, respectively.

The statutory provisions covering the right to dissent are technical and complex.  Failure to strictly comply with the requirements set forth in Section 191 of the ABCA, as modified by the Interim Order, may result in the loss of any right to dissent.  Persons who are beneficial owners of Securities registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent, should be aware that only the Registered Holder is entitled to dissent.  Accordingly, a beneficial owner of Securities desiring to exercise the right to dissent must make arrangements for such Securities beneficially owned to be registered in such holder’s name prior to the time the written objection to the applicable resolution approving the Arrangement is required to be received by PrimeWest or Shiningbank, as the case may be, or alternatively, make arrangements for the Registered Holder of such Securities to dissent on such holder’s behalf.  Pursuant to the Interim Order, a Securityholder may not exercise the right to dissent in respect of only a portion of such holder’s Securities.  See “The Arrangement – Right to Dissent”.

It is a condition to the Arrangement that PrimeWest Securityholders holding not more than 5% of the PrimeWest Securities shall have exercised rights of dissent in relation to the Arrangement that have not been withdrawn as at the Effective Date.  It is also a condition to the Arrangement that Shiningbank Securityholders holding not more than 5% of the Shiningbank Securities shall have exercised rights of dissent in relation to the Arrangement that have not been withdrawn as at the Effective Date.  See “The Arrangement - Conditions Precedent to the Arrangement”.

Stock Exchange Listing Approvals

It is a condition to completion of the Arrangement that the TSX shall have conditionally approved the listing of the PrimeWest Units to be issued pursuant to the Arrangement.  PrimeWest has also made application to list the MFCorp Special Shares which will ultimately be exchanged for PrimeWest Units on the TSX.  The TSX has conditionally approved the listing of the PrimeWest Units and MFCorp Special Shares to be issued pursuant to the Arrangement, subject to PrimeWest fulfilling the requirements of such exchange.  PrimeWest is also required to make a supplemental application to have the PrimeWest Units to be issued pursuant to the Arrangement listed on the NYSE.  See “The Arrangement – Stock Exchange Listings”.

Other Regulatory Approvals

In addition to the approval of Securityholders and the Court, it is a condition precedent to the implementation of the Arrangement that all requisite regulatory approvals be obtained, which include Competition Act Approval.  See “The Arrangement - Other Regulatory Approvals”.

Canadian Federal Income Tax Considerations

Shiningbank Securityholders who are Residents will have the option to make a Tax Election to have the provisions of Section 85 of the ITA apply to them in respect of the exchange of their Shiningbank Securities for MFCorp Special Shares and defer all or a portion of any capital gain that would otherwise be realized. A Shiningbank Unitholder who holds Shiningbank Units as capital property and who does not file such a Tax Election will generally realize a capital gain (or capital loss) equal to the amount by which the fair market value of the MFCorp Special Shares is greater (or less) than the adjusted cost base of the Shiningbank Units so exchanged. In order to make such an election, a Shiningbank Securityholder must provide two signed copies of a completed election form to MFCorp no later than 90 days after the Effective Time. Shiningbank Unitholders who are Residents and who would recognize a capital gain on the Arrangement are strongly urged to consult their own advisors as soon as possible regarding the deadlines and procedures for making the Tax Election which are appropriate to their circumstances.

The exchange of Shiningbank Units or MFCorp Special Shares for PrimeWest Units should generally not give rise to any capital gain or capital loss to such securityholders.

Shiningbank Securityholders who are not resident in Canada will generally not be subject to tax in Canada in respect of the Arrangement.

This Information Circular contains a summary of the principal Canadian federal income tax considerations relevant to Residents and Non-Residents and which relate to the Arrangement and the above comments are qualified in their entirety by reference to such summary.  See “Canadian Federal Income Tax Considerations”.

United States Federal Income Tax Considerations

The U.S. federal income tax consequences of the Arrangement described in this Information Circular are not certain.  Although there is no direct legal authority that addresses the proper treatment of the Shiningbank Exchange for U.S. federal income tax purposes and, as a result, the treatment of the Shiningbank Exchange for these purposes is subject to significant uncertainty, the parties intend to take the position that the Shiningbank Exchange will qualify as a tax-deferred reorganization under Section 368(a)(1) of the Code.  This position is based, in part, on treating the various transactions that constitute the Shiningbank Exchange as a single, integrated transaction for U.S. federal income tax purposes.  However, as indicated above, there is no direct authority that addresses the treatment of the Shiningbank Exchange, including whether it will be treated as a single, integrated transaction for U.S. federal income tax purposes.  There can be no assurance that the U.S. Internal Revenue Service will not challenge the qualification of the Shiningbank Exchange as a tax-deferred reorganization under Section 368(a)(1) of the Code or that, if challenged, a U.S. court would not agree with the U.S. Internal Revenue Service.  If the Shiningbank Exchange so qualifies, then a U.S. Holder will recognize no gain or loss upon the exchange of Shiningbank Units for PrimeWest Units pursuant to the Arrangement, will have an initial U.S. tax basis in the PrimeWest Units received equal to its tax basis in the Shiningbank Units exchanged, and will have a holding period in such PrimeWest Units that includes its holding period in its Shiningbank Units.  If the Shiningbank Exchange does not so qualify, a U.S. Holder would recognize gain or loss on the exchange for U.S. federal income tax purposes in an amount equal to the difference between the fair market value of the PrimeWest Units received and its adjusted tax basis in the Shiningbank Units surrendered.

The preceding summary is qualified in its entirety by the more detailed discussion of U.S. federal income tax consequences of the Arrangement set forth under the heading “United States Federal Income Tax Considerations”.

Other Tax Considerations

This Information Circular does not address any tax considerations of the Arrangement other than Canadian and United States federal income tax considerations.  Shiningbank Securityholders who are resident in jurisdictions other than Canada or the United States should consult their tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions and with respect to the tax implications in such jurisdictions of owning PrimeWest Units after the Arrangement.  Shiningbank Securityholders should also consult their own tax advisors regarding provincial, state or territorial tax considerations of the Arrangement or of holding PrimeWest Units.

Selected Pro Forma Financial and Operational Information for PrimeWest

The following is a summary of selected pro forma financial and operational information for the oil and natural gas assets owned, directly or indirectly, on a consolidated basis by PrimeWest following the completion of the Arrangement, for the periods indicated.  See “Pro Forma Information of PrimeWest After Giving Effect to the Arrangement” and the Pro Forma Financial Statements of PrimeWest set forth in Appendix G.

Selected Pro Forma Financial Information
	Pro Forma Three Months Ended March 31, 2007	Pro Forma Year Ended December 31, 2006
	(unaudited) ($millions)	(unaudited) ($millions)
Revenues
Sales of crude oil, natural gas and natural gas liquids	298.8	1,151.3
Royalties	(60.3)	(232.4)
Realized gain on derivatives	6.8	31.8
Change in unrealized (loss)/gain on derivatives	(40.0)	48.5
Other income	1.8	4.2
	207.1	1,003.4

Expenses
Operating	57.3	216.6
Transportation	3.1	13.4
General and administrative	13.8	53.2
Interest	18.6	54.5
Debt issue costs	8.0
Accretion of asset retirement obligation	1.9	5.9
Depletion, depreciation and amortization	134.7	495.7
Foreign exchange loss/(gain)	(2.1)	13.5
	235.3	852.8
Income/(loss) before taxes	(28.2)	150.6

Taxes
Income and capital taxes	0.5	1.7
Future income tax recovery	(28.8)	(100.7)
	(28.3)	(99.0)
Net income	0.1	249.6

Selected Pro Forma Operational Information
	Pro Forma Three Months Ended March 31, 2007(1)	Pro Forma Year Ended December 31, 2006(2)
Average Daily Production
Light, Medium and Heavy Oil (Bbls/d)	11,778	10,151
Natural Gas (Mmcf/d)	281.2	272.8
NGLs (Bbls/d)	7,893	6,895
Combined (Boe/d)	66,536	62,513

Notes:

(1)Average daily production as reported in each of Shiningbank’s and PrimeWest’s 2007 first quarter report.

(2)Average daily production as reported in each of Shiningbank’s and PrimeWest’s 2006 annual report.

Selected Pro Forma Operational Information
Pro Forma Year Ended December 31, 2006
Total Proved Reserves (1)(2)
Light and Medium Crude Oil (Mbbls)	37,987
Heavy Oil (Mbbls)	2,973
Natural Gas (Bcf)	804.8
NGLs (Mbbls)	21,437
Combined (Mboe)	196,524

Total Proved Plus Probable Reserves (1)(2)
Light and Medium Crude Oil (Mbbls)	53,092
Heavy Oil (Mbbls)	3,994
Natural Gas (Bcf)	1,177.7
NGL (Mbb1s)	31,401
Combined (MBoe)	284,765

Net Undeveloped Land Holdings (acres)(3)	1,147,396

Notes:

(1)Reserves for PrimeWest are from the GLJ Report and reserves for Shiningbank are from the Paddock Report.

(2)Reserves are presented as working interest before royalties.

(3)Undeveloped land acreage for PrimeWest and Shiningbank are as at December 31, 2006.

Risk Factors

The following is a list of certain risk factors relating to the activities of PrimeWest and the ownership of PrimeWest Units which prospective investors should carefully consider before making an investment decision relating to PrimeWest Units:

•

Volatility in market prices for oil and natural gas;

•

The impact of weather conditions on seasonal demand;

•

Risks inherent in PrimeWest’s oil and natural gas operations;

•

Uncertainties associated with estimating reserves;

•

Competition for, among other things: capital, acquisitions of reserves, undeveloped lands and skilled personnel;

•

Incorrect assessments of the value of acquisitions;

•

Geological, technical, drilling and processing problems;

•

General economic conditions in Canada, the United States and globally;

•

Industry conditions, including fluctuations in the price of oil and natural gas;

•

Changes in royalties payable in respect of PrimeWest’s oil and natural gas production;

•

Government regulation of the oil and natural gas industry, including environmental regulation;

•

Fluctuation in foreign exchange or interest rates;

•

Unanticipated operating events that could reduce production or cause production to be shut-in or delayed;

•

Failure to obtain industry partner and other third-party consents and approvals, when required;

•

Stock market volatility and market valuations;

•

OPEC's ability to control production and balance global supply and demand of crude oil at desired price levels;

•

Political uncertainty, including the risks of hostilities, in the petroleum producing regions of the world;

•

The need to obtain required approvals from regulatory authorities;

•

Changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts, including the effects that such changes may have on Unitholders, and in particular any differential effects relating to a Unitholder’s country of residence;

•

The other factors discussed under “Information Concerning PrimeWest Energy Trust – Risk Factors” contained in this Information Circular;

•

PrimeWest and Shiningbank may fail to realize the anticipated benefits of the Arrangement; and

•

Court approval and other regulatory and Unitholder approvals for the Arrangement may not be obtained.

The risk factors above are also contained elsewhere, or incorporated by reference, in this Information Circular.  See “Pro Forma Information of PrimeWest After Giving Effect to the Arrangement”, “Information Concerning PrimeWest Energy Trust - Risk Factors” and “Information Concerning Shiningbank Energy Income Fund - Risk Factors”.  See also the risk factors in the PrimeWest AIF and the Shiningbank AIF which sections are hereby incorporated, mutatis mutandis.  Securityholders should carefully consider all such risk factors.

BACKGROUND TO AND REASONS FOR THE ARRANGEMENT

Background to the Arrangement

Each of the Shiningbank Board of Directors and the PrimeWest Board of Directors periodically reviews strategic objectives and considers possible business combination opportunities.

In February 2007, Shiningbank was independently approached by PrimeWest and other energy trust sector participants in connection with a possible trust consolidation transaction.  In light of the business environment for energy trusts following the announcement by the federal government on October 31, 2006 of its intention to begin taxing income trusts in 2011, Shiningbank determined that the possibility of a trust consolidation transaction merited further consideration.

In order to assist the Shiningbank Board of Directors in assessing the alternatives available to it, Shiningbank retained National Bank Financial Inc. as its financial advisor on February 7, 2007.  In addition to assessing alternatives, National Bank Financial Inc. was to provide financial advice in respect of any proposals that Shiningbank might receive and to assist in coordinating communications with the parties which expressed an interest in consolidation discussions.

On February 8, 2007, Shiningbank and PrimeWest entered into a confidentiality agreement pursuant to which Shiningbank disclosed certain information regarding its business and assets to PrimeWest, on a confidential basis.

In February and March 2007, National Bank Financial Inc. contacted other energy trust sector participants to gauge their interest in exploring possible business combination opportunities with Shiningbank.  Shiningbank entered into confidentiality agreements with certain parties pursuant to which it disclosed certain information regarding its business and assets, on a confidential basis.

On March 7, 2007, Shiningbank received a non-binding expression of interest from PrimeWest indicating PrimeWest’s interest in consolidating with Shiningbank.

On March 20, 2007, Shiningbank, through National Bank Financial Inc., received non-binding expressions of interest from certain energy trust sector participants, including a reiteration of interest from PrimeWest, who had expressed an interest in a consolidation transaction with Shiningbank.  Management of Shiningbank, with the assistance of National Bank Financial Inc., reviewed each proposal to assess and compare them as to relative value for Shiningbank Unitholders in the light of other alternatives available to Shiningbank.

On March 29, 2007, Shiningbank, through National Bank Financial Inc., requested that each of the interested parties submit binding letters of intent by April 11, 2007.

The Shiningbank Board of Directors met on March 30, 2007 to receive an update on the process conducted to-date and to receive and consider the advice of National Bank Financial Inc. with respect to the future prospects of the potential merged entity under each of the proposals.  The Shiningbank Board of Directors directed Shiningbank's management team and National Bank Financial Inc. to continue its own analysis and due diligence inquiries (based on publicly available information) on each of the parties, including PrimeWest.

The Shiningbank Board of Directors and National Bank Financial Inc. met on April 16, 2007 to review the revised proposals.  Upon such review, and after consideration of the other alternatives available to Shiningbank, including continuing as a stand-alone trust, the Shiningbank Board of Directors determined that the PrimeWest proposal represented the best strategic and financial alternative for Shiningbank Unitholders.  As a result, PrimeWest and Shiningbank entered into negotiations on a binding agreement combining the two trusts.

On April 18, 2007, Shiningbank and PrimeWest entered into a confidentiality agreement pursuant to which PrimeWest disclosed certain information regarding its business and assets to Shiningbank, on a confidential basis.  Management of Shiningbank expanded the scope of its due diligence inquiries which, prior to April 18, 2007, had been based on publicly available information.

On April 21, 2007, Shiningbank and PrimeWest entered into a non-binding letter of intent pursuant to which they agreed to negotiate exclusively with each other until April 30, 2007 on a binding agreement combining the two trusts.  Notwithstanding the expiry of the exclusivity period on April 30, 2007, representatives of Shiningbank and PrimeWest continued to conduct due diligence and discuss the possibility of a business combination.

The PrimeWest Board of Directors held a strategy session on May 3, 2007, the principal purpose of which was to consider a business combination with Shiningbank, relative to other opportunities that PrimeWest could pursue.  At this meeting a determination was made to continue negotiations with Shiningbank on a binding agreement combining the two trusts.

On May 4, 2007, Shiningbank and PrimeWest entered into another non-binding letter of intent pursuant to which they agreed to negotiate exclusively with each other until May 11, 2007 on a binding agreement combining the two trusts.

During the period from May 4 to May 9, 2007, discussions and negotiations between representatives of Shiningbank and PrimeWest occurred.  As a result of this process, the terms and conditions of the Arrangement and the Arrangement Agreement were agreed upon by the parties, subject to approval of their respective boards of directors.

The boards of directors of Shiningbank and PrimeWest both met independently on May 9, 2007 to consider the terms of the proposed business combination that had been negotiated by their respective management.

At the Shiningbank Board of Directors meeting commencing at 8:00 a.m. on May 9, 2007, National Bank Financial Inc. provided financial advice to Shiningbank regarding the proposed Arrangement, including its view that the consideration to be received by the Shiningbank Unitholders under the PrimeWest proposal is fair, from a financial point of view, to the Shiningbank Unitholders.  Gowling Lafleur Henderson LLP provided advice to the Shiningbank Board of Directors on the structure of the transaction and the terms and conditions of the Arrangement Agreement.  Management and Shiningbank's legal and financial advisors also reported to the Shiningbank Board of Directors on the due diligence review of PrimeWest that had been conducted.  The Shiningbank Board of Directors reviewed the terms of the Arrangement Agreement and fully considered its duties and responsibilities to Shiningbank Unitholders.  The Shiningbank Board of Directors unanimously determined that the Arrangement was in the best interests of Shiningbank and Shiningbank Unitholders and resolved to unanimously recommend to Shiningbank Unitholders that they vote in favour of the Arrangement and approved the Arrangement Agreement.

At the PrimeWest Board of Directors meeting commencing at 5:00 p.m. on May 9, 2007, GMP Securities L.P. and Scotia Waterous Inc. provided financial advice to PrimeWest regarding the proposed Arrangement, including their views that, subject to review of the final documentation, the consideration to be offered pursuant to the Arrangement is fair from a financial point of view to the PrimeWest Unitholders.  Stikeman Elliott LLP provided advice to the PrimeWest Board of Directors on the structure of the transaction and the terms and conditions of the Arrangement Agreement.  Management and PrimeWest's legal and financial advisors also reported to the PrimeWest Board of Directors on the due diligence review of Shiningbank that had been conducted.  The PrimeWest Board of Directors reviewed the terms of the Arrangement Agreement and fully considered its duties and responsibilities to PrimeWest Unitholders.  The PrimeWest Board of Directors unanimously determined that the Arrangement was in the best interests of PrimeWest and PrimeWest Securityholders and resolved to unanimously recommend to PrimeWest Securityholders that they vote in favour of the Arrangement and approved the Arrangement Agreement.

The Arrangement Agreement was finalized and each of PrimeWest and Shiningbank executed it late in the evening of May 9, 2007.  The transaction was publicly announced in a joint press release prior to the opening of the markets on May 10, 2007.  Lock-up agreements were then executed and delivered by each member of the Shiningbank Board of Directors and certain officers of SEL pursuant to which they agreed to vote all Shiningbank Securities (including any Shiningbank Units issued on the exercise of Shiningbank Rights) held by them, directly or indirectly or over which they exercised control or direction, in favour of the Arrangement.  Lock-up agreements were also executed and delivered by each member of the PrimeWest Board of Directors and each officer of PEI pursuant to which they agreed to vote the PrimeWest Securities (including any PrimeWest Units obtained upon exercise of their PrimeWest Rights) held by them, directly or indirectly or over which they exercised control or direction, in favour of the Arrangement.

On June 5, 2007, the PrimeWest Board of Directors met and (i) approved the contents of and the mailing of the Information Circular; and (ii) received the written opinion of each of GMP Securities L.P. and Scotia Waterous Inc. that the consideration to be offered pursuant to the Arrangement is fair from a financial point of view to the PrimeWest Unitholders.

On June 7, 2007, the Shiningbank Board of Directors met and (i) approved the contents of and the mailing of the Information Circular; and (ii) received the written opinion of National Bank Financial Inc. that the consideration to be received by Shiningbank Securityholders under the Arrangement is fair from a financial point of view.

Reasons for and Advantages of the Arrangement

In arriving at its conclusion to recommend the Arrangement to Shiningbank Unitholders, the Shiningbank Board of Directors considered a number of financial, operational and other factors, including the financial metrics of the proposed transaction, the long-term prospects for growth of Shiningbank on a stand-alone basis and the prospects for the combined operations of PrimeWest and Shiningbank.

The Arrangement provides Shiningbank Unitholders with the following benefits:  (a) a 4.2% premium for each Shiningbank Unit (based on the 30 day weighted average trading prices of the PrimeWest Units and the Shiningbank Units on the TSX for the period ended May 9, 2007); (b) a 3.3% increase in monthly cash distributions per unit; (c) an increase in reserves per unit; (d) a longer proved plus probable reserve life index (increased to 11.5 years from 9.8 years); and (e) increased liquidity and access to U.S. capital markets through PrimeWest’s listing on the NYSE.

In arriving at its conclusion to recommend the Arrangement to PrimeWest Securityholders, the PrimeWest Board of Directors considered a number of financial, operational and other factors, including the financial metrics of the proposed transaction, the long-term prospects for growth of PrimeWest on a stand-alone basis and the prospects for the combined operations of PrimeWest and Shiningbank.

The Arrangement is expected to be accretive to PrimeWest Unitholders on a funds flow and production per unit basis.  The Arrangement will also bring together strong technical, field operations and administrative teams and is expected to lead to a single stronger organization.

In addition to the foregoing, Shiningbank and PrimeWest entered into the Arrangement Agreement because the Arrangement will have a number of specific advantages to Unitholders of Shiningbank or PrimeWest or both, as applicable, including the following:

•

Following the Arrangement, PrimeWest will have a larger suite of diversified natural gas and light oil assets, with a large portfolio of internal development opportunities:

o

based on first quarter 2007 results, production of approximately 66,000 Boe/d (before giving effect to current and planned dispositions of approximately 4,000 Boe/day of production) allocated 70% to natural gas and 30% to crude oil and natural gas liquids;

o

combined proved plus probable reserves of approximately 280 Mmboe, excluding the impact of 2007 production and development, acquisition and disposition activities;

o

an undeveloped land base of more than 1.1 million net acres, one of the largest undeveloped land bases in the oil and gas trust sector;

o

a multi-year suite of development opportunities now in excess of $1.4 billion, reflecting the potential in the combined asset bases; and

o

total 2007 capital expenditures of approximately $250 million, which will be deployed to pursue attractive development drilling prospects and opportunities from both asset bases. This $250 million does not include capital spent by Shiningbank in 2007 prior to completion of the merger, which is forecast to be approximately $60 million by that time.

•

Projected funds flow from operations and proceeds from the PrimeWest DRIP and dispositions are expected to be sufficient to adequately fund development activities for 2007 without the need for incremental debt, assuming a payout ratio of 60 to 75% of funds flow from operations. This transaction directionally moves PrimeWest towards a business model where future development capital spending and distributions are generally expected to be financed with funds flow from operations.

•

The combined entity will have a strengthened balance sheet following the anticipated sale of approximately 4,000 Boe/d of non-core assets, of which approximately 1,000 Boe/d is presently being marketed by each of Shiningbank and PrimeWest and approximately 2,000 Boe/d will be marketed following the Effective Date.

•

One of the oil and gas trust sector’s longest proved plus probable reserve life indexes at 11.5 years.

•

Greater concentration of interest in key operating areas.

•

The levering of in-house technical skills from both PrimeWest and Shiningbank over the combined asset base, potentially achieving operating efficiencies with commensurate cost savings, and the identification of further internal development opportunities.

•

Reduction in general and administrative costs per Boe, based on operating synergies and the integration of the Calgary head offices.

•

Greater weighting in the S&P/TSX Capped Energy Trust Index (rising from approximately 2.4% of this index to approximately 3.8% based on May 9, 2007 closing prices), the S&P/TSX Capped Income Trust Index (rising from approximately 1.4% of this index to approximately 2.2% based on May 9, 2007 closing prices) and the S&P/TSX Composite Index.

•

Additional trading liquidity and enhanced access to capital derived from being listed on both the TSX and NYSE, and inclusion in the Morgan Stanley Capital International (MSCI) Canada Energy Index, incremental benefits not previously afforded to Shiningbank Unitholders.

Recommendations of the Boards of Directors

The PrimeWest Board of Directors has unanimously concluded that the Arrangement is in the best interests of PrimeWest and the PrimeWest Securityholders and has, based on the opinions of its financial advisors, GMP Securities L.P. and Scotia Waterous Inc., unanimously determined that the Arrangement is fair, from a financial point of view, to PrimeWest Unitholders and unanimously recommends that PrimeWest Securityholders vote in favour of the PrimeWest Arrangement Resolution.

The directors and officers of PEI hold or control an aggregate of approximately 324,515 PrimeWest Units and hold or control an aggregate of approximately 147,170 PrimeWest Exchangeable Shares, $275,000 principal amount of PrimeWest Convertible Debentures and 2,369,166 PrimeWest Rights entitling them to acquire an aggregate of approximately 417,138 PrimeWest Units.  See “The Arrangement – Interests of Certain Persons or Companies in the Matters to be Acted Upon” and “Background to and Reasons for the Arrangement – Recommendations of the Boards of Directors”.  The PrimeWest Lock-up Securityholders have committed pursuant to the PrimeWest Lock-up Agreements to vote the PrimeWest Securities (including any PrimeWest Units obtained upon exercise of their PrimeWest Rights) held by them, directly or indirectly or over which they exercised control or direction, in favour of the PrimeWest Arrangement Resolution.

The Shiningbank Board of Directors has unanimously determined that the Arrangement is in the best interests of Shiningbank and the Shiningbank Securityholders, and has, based on the opinion of its financial advisor, National Bank Financial Inc., unanimously determined that the Arrangement is fair, from a financial point of view, to Shiningbank Securityholders and unanimously recommends that Shiningbank Securityholders vote in favour of the Shiningbank Arrangement Resolution.

The directors and officers of SEL hold or control an aggregate of: (i) approximately 353,700 Shiningbank Units; (ii) 272,266 Shiningbank Exchangeable Shares exchangeable into 451,700 Shiningbank Units; and (iii) 1,613,729 Shiningbank Rights (none of which are anticipated to be exercised).  See “The Arrangement – Interests of Certain Persons or Companies in the Matters to be Acted Upon” and “Background to and Reasons for the Arrangement Recommendations of the Boards of Directors”.  The Shiningbank Lock-up Securityholders have committed pursuant to the Shiningbank Lock-up Agreements to vote the Shiningbank Securities (including any Shiningbank Units issued on the exercise of Shiningbank Rights) held by them, directly or indirectly or over which they exercised control or direction, in favour of the Shiningbank Arrangement Resolution.

THE ARRANGEMENT

Effect of the Arrangement

General

Pursuant to the Arrangement, Shiningbank Unitholders (excluding Dissenting Shiningbank Unitholders) will receive, for each Shiningbank Unit held, 0.620 of a PrimeWest Unit and Shiningbank Exchangeable Shareholders (excluding Dissenting Shiningbank Exchangeable Shareholders) will receive, for each Shiningbank Exchangeable Share held,  that number of PrimeWest Units equal to the product of 0.620 and the exchange rate of the Shiningbank Exchangeable Shares (expressed as the number of Shiningbank Units that are issuable as of the Effective Date on the exchange of one Shiningbank Exchangeable Share).  See “The Arrangement - Details of the Arrangement - Arrangement Steps”, “The Arrangement - Canadian Federal Income Tax Considerations”, “The Arrangement - United States Federal Income Tax Considerations” and “The Arrangement - Procedure for Exchange of Shiningbank Securities”.

As at the PrimeWest Record Date there were approximately 90,833,895 PrimeWest Units outstanding.  In addition, approximately 6,177,310 PrimeWest Rights were outstanding pursuant to which an additional 637,057 PrimeWest Units are issuable and approximately 1,161,568 PrimeWest Exchangeable Shares were outstanding pursuant to which an additional 782,397 PrimeWest Units are issuable.

As at the Shiningbank Record Date there were 85,878,019 Shiningbank Units and 272,266 Shiningbank Exchangeable Shares outstanding.  In addition, approximately 2,643,729 Shiningbank Rights were outstanding, none of which are anticipated to be exercised.

Effect on Shiningbank Incentive Plans and PrimeWest LTIP

Pursuant to the terms of the Shiningbank Rights Incentive Plan, the Shiningbank RUP and the Shiningbank PUP, respectively, the vesting of all Shiningbank Rights and the maturity of all Shiningbank Restricted Units and Shiningbank Performance Units will be accelerated as a result of the Arrangement.

With respect to the Shiningbank Rights Incentive Plan, Shiningbank Units will be issued upon the due exercise of outstanding Shiningbank Rights such that any Shiningbank Units so issued will then participate in the Arrangement on the same basis as the existing Shiningbank Units.  With respect to the Shiningbank RUP and the Shiningbank PUP, all cash payments (net of applicable withholding taxes) will be made by Shiningbank under the outstanding Shiningbank Restricted Units and the Shiningbank Performance Units on or before the Effective Time.  See “The Arrangement - Effect of the Arrangement - General”, “The Arrangement - Details of the Arrangement - Arrangement Steps” and “The Arrangement - Canadian Federal Income Tax Considerations”.

The Arrangement will result in the early vesting of all of the Shiningbank Rights.  Holders of all outstanding Shiningbank Rights have entered into agreements that provide for the exercise, termination, expiry or surrender of such rights, including by permitting the cashless exercise of in-the-money Shiningbank Rights, conditional upon the Arrangement becoming effective.  Shiningbank and SEL shall not make any amendment to outstanding Shiningbank Rights, except to permit the early vesting of Shiningbank Rights and to cause the cancellation, termination, expiry or surrender of the Shiningbank Rights prior to the Effective Time in the manner contemplated in the preceding sentence.  The Shiningbank Lock-up Securityholders have committed pursuant to the Shiningbank Lock-up Agreements to vote the Shiningbank Securities (including any Shiningbank Units issued on the exercise of Shiningbank Rights) held by them, directly or indirectly or over which they exercised control or direction, in favour of the Shiningbank Arrangement Resolution and to otherwise support the Arrangement and other related matters to be considered at the Shiningbank Meeting.  Shiningbank Units issued upon exercise of the Shiningbank Rights will ultimately be exchanged for PrimeWest Units pursuant to the Arrangement.

The Arrangement will not result in the early vesting of PrimeWest Rights pursuant to the PrimeWest LTIP.

Effect on Distributions

Distributions paid to PrimeWest Unitholders and Shiningbank Unitholders in the month of July 2007 will not be affected by the proposed Arrangement and will be paid in the usual manner.  Therefore, PrimeWest Unitholders of record on June 22, 2007 will receive their regular monthly cash distribution on July 13, 2007 and Shiningbank Unitholders of record on June 30, 2007 will receive their regular monthly cash distribution on July 15, 2007.

If the Effective Date occurs on July 11, 2007, as currently scheduled, the first post-Arrangement distribution of PrimeWest will be paid on August 15, 2007 to PrimeWest Unitholders (including former Shiningbank Securityholders) of record on July 20, 2007.  Future distributions will be subject to the discretion of the PrimeWest Board of Directors and may vary depending on, among other things, the current and anticipated commodity price environment.  Shiningbank Securityholders should refer to the guidance set forth under “The Arrangement - Procedure for Exchange of Shiningbank Securities” below to ensure that they receive future distributions from PrimeWest in a timely fashion.

See also “The Arrangement - Effect of the Arrangement - General”, “The Arrangement - Arrangement Steps”, “The Arrangement - Canadian Federal Income Tax Considerations” and “Pro Forma Information of PrimeWest After Giving Effect to the Arrangement - Risk Factors”.

Effect on Shiningbank DRIP

It is a condition to the completion of the Arrangement that the Shiningbank DRIP shall have been terminated on or prior to the Effective Date.  Shiningbank expects to suspend the Shiningbank DRIP such that all distributions by Shiningbank, after the distribution to holders of record on May 31, 2007 and to be paid on June 15, 2007, will not be eligible for reinvestment under the Shiningbank DRIP.  If the Arrangement is completed on July 11, 2007, as expected, the Shiningbank DRIP will be terminated on that date.

Former Shiningbank Unitholders interested in participating in the PrimeWest DRIP following the completion of the Arrangement should, in the case of registered Unitholders, complete and deliver an authorization form to Computershare Trust Company of Canada.  In the case of beneficial Unitholders, former Shiningbank Unitholders should contact the broker, investment dealer, financial institution or other nominee through which the Units are held and direct the nominee to complete and deliver an authorization form on their behalf.  The authorization form can be obtained at www.primewestenergy.com.

Details of the Arrangement

General

Pursuant to the Arrangement, Shiningbank Unitholders (excluding Dissenting Shiningbank Unitholders) will receive, for each Shiningbank Unit held, 0.620 of a PrimeWest Unit and Shiningbank Exchangeable Shareholders (excluding Dissenting Shiningbank Exchangeable Shareholders) will receive, for each Shiningbank Exchangeable Share held, that number of PrimeWest Units equal to the product of 0.620 and the exchange rate of the Shiningbank Exchangeable Shares (expressed as the number of Shiningbank Units that are issuable as of the Effective Date on the exchange of one Shiningbank Exchangeable Share).

Following completion of the Arrangement, the combined trust, which will retain the PrimeWest name, is expected to be one of the largest natural gas focused oil and gas trusts in Canada with an initial enterprise value in excess of Cdn.$4.5 billion and will be managed by an experienced senior management team, which will include key personnel from both PrimeWest and Shiningbank.

PrimeWest and Shiningbank see the merged entity as one of the largest and best-positioned natural gas focused trusts in Canada. Following the completion of the Arrangement, PrimeWest will have a largely operated, long life, lower cost asset base primarily focused in West Central Alberta, Northeastern British Columbia, and the Williston Basin in the United States.  PrimeWest is expected to also have a stronger balance sheet, a significantly larger development portfolio and greater cash flow.  This transaction directionally moves PrimeWest towards a business model where future development capital spending and distributions are generally expected to be financed with funds flow from operations.

PrimeWest and Shiningbank expect a variety of benefits to accrue as a result of the Arrangement, including operating and general and administrative cost savings, the leveraging of in-house technical skills over a larger asset base and potentially achieving operating efficiencies and cost savings as a result and identifying additional internal development opportunities.   Following the Arrangement, PrimeWest is expected to have combined proved plus probable reserves of approximately 280 Mmboe (excluding 2007 production and development, acquisition and disposition activities), production of approximately 66,000 Boe/day (before giving effect to current and planned dispositions of approximately 4,000 Boe/day of production) comprised of approximately 70% natural gas and 30% crude oil and NGLs based on first quarter 2007 production,  a suite of development opportunities in excess of $1.4 billion and approximately 1.1 million net acres of undeveloped land, representing one of the largest undeveloped asset bases in the oil and gas trust sector.

The combined trust will retain key personnel from both entities and will be led by PrimeWest’s current President and Chief Executive Officer, Donald A. Garner, as well as its current Vice President, Finance and Chief Financial Officer, Doug Fraser, its current Vice President, Business Development, Ron Ambrozy and its current Vice President, Legal and General Counsel, Gord Haun, all of whom will continue in their current capacities.  Notably, Gregory D. Moore (as Vice President, Operations), J. Lance Petersen (as Vice President, Land) and R. Bruce Thornhill (as Vice President, Geosciences) will join PrimeWest from Shiningbank and report to Tim Granger, the continuing Chief Operating Officer of PrimeWest.  Certain members of the existing PrimeWest Board of Directors, consisting of Chairman Harold P. Milavsky and Barry E. Emes, Harold N. Kvisle, Kent J. MacIntyre, W. Glen Russell and Peter Valentine will remain in place and will be joined by David M. Fitzpatrick, the current President and Chief Executive Officer and a director of Shiningbank, and Robert B. Hodgins and Warren D. Steckley from Shiningbank’s Board of Directors.

Following the Effective Date, PrimeWest’s primary assets will consist of the PrimeWest Royalty granted by PEI pursuant to the PrimeWest Royalty Agreements (which will include the Shiningbank Properties currently subject to the SEL Royalty Agreement), certain subordinated secured debt owing by PEI to PrimeWest, the common shares of PEI and PrimeWest Petroleum, the Shiningbank Royalty granted by Shiningbank LP pursuant to the Shiningbank LP Royalty Agreement and the Shiningbank Managed Entities Notes and its cash flows will be derived primarily therefrom.  See “Pro Forma Information of PrimeWest after giving effect to the Arrangement – Business of PrimeWest Following the Arrangement and Impact on Royalties”.

Arrangement Steps

Pursuant to the Arrangement, commencing at the Effective Time each of the following are deemed to occur, except as otherwise expressly noted, one minute apart and in the following order without any further act or formality:

Termination of Shiningbank Unitholder Rights Plan

(a)

the Shiningbank Unitholder Rights Plan shall be terminated and all rights issued thereunder extinguished;

Dissenting Securityholders

(a)

the PrimeWest Units held by Dissenting Securityholders shall be deemed to have been transferred to PrimeWest (free of any claims) and shall be cancelled at the Effective Time and such Dissenting Securityholders shall cease to have any rights as PrimeWest Unitholders other than the right to be paid the fair value of their PrimeWest Units in accordance with Article 4 of the Plan;

(b)

concurrently with subsection (b), the PrimeWest Exchangeable Shares held by Dissenting Securityholders shall be deemed to have been transferred to PrimeWest (free of any claims) and shall be cancelled at the Effective Time and such Dissenting Securityholders shall cease to have any rights as PrimeWest Exchangeable Shareholders other than the right to be paid the fair value of their PrimeWest Exchangeable Shares in accordance with Article 4 of the Plan;

(c)

concurrently with subsection (b), the Shiningbank Units held by Dissenting Securityholders shall be deemed to have been transferred to Shiningbank (free of any claims) and shall be cancelled at the Effective Time and such Dissenting Securityholders shall cease to have any rights as Shiningbank Unitholders other than the right to be paid the fair value of their Shiningbank Units in accordance with Article 4 of the Plan;

(d)

concurrently with subsection (b), the Shiningbank Exchangeable Shares held by Dissenting Securityholders shall be deemed to have been transferred to Shiningbank (free of any claims) and shall be cancelled at the Effective Time and such Dissenting Securityholders shall cease to have any rights as Shiningbank Exchangeable Shareholders other than the right to be paid the fair value of their Shiningbank Exchangeable Shares in accordance with Article 4 of the Plan;

Amendments to the Trust Indentures and Other Constating Documents

(a)

the PrimeWest Trust Indenture and other constating documents of the PrimeWest Arrangement Parties shall be amended:

(i)

by creating the PrimeWest Special Units; and

(ii)

otherwise to the extent necessary to facilitate the Arrangement;

(b)

the Shiningbank Trust Indenture and other constating documents of the Shiningbank Arrangement Parties shall be amended:

(i)

to enable 99% of the Shiningbank Units held by each Shiningbank Unitholder to be exchanged, as of the Effective Date in accordance with the terms of the Plan, for MFCorp Special Shares on the basis of 0.620 MFCorp Special Shares for each Shiningbank Unit pursuant to subsection (j) of the Plan;

(ii)

to enable 100% of the Shiningbank Exchangeable Shares held by each Shiningbank Exchangeable Shareholder to be exchanged, as of the Effective Date in accordance with the terms of the Plan, for MFCorp Special Shares on the basis of that number of MFCorp Special Shares equal to the product of 0.620 and the exchange rate of the Shiningbank Exchangeable Shares (expressed as the number of Shiningbank Units that are issuable as of the Effective Date on the exchange of one Shiningbank Exchangeable Share) for each Shiningbank Exchangeable Share pursuant to subsection (k) of the Plan;

(iii)

to enable 1% of the Shiningbank Units held by each Shiningbank Unitholder to be exchanged, as of the Effective Date in accordance with the terms of the Plan, for PrimeWest Units on the basis of 0.620 PrimeWest Unit for each Shiningbank Unit pursuant to subsection (l) of the Plan;

(iv)

to enable the MFCorp Special Shares received by Shiningbank Securityholders pursuant to subsections (j) and (k), as applicable, of the Plan to be exchanged, as of the Effective Date in accordance with the terms of the Plan, for PrimeWest Units upon the redemption of the MFCorp Special Shares pursuant to subsection (o) of the Plan on the basis of one PrimeWest Unit for each MFCorp Special Share; and

(v)

otherwise to the extent necessary to facilitate the Arrangement;

Subscription by PrimeWest for Shiningbank Unit

(a)

PrimeWest shall subscribe for one Shiningbank Unit in exchange for one PrimeWest Unit;

PrimeWest Purchase of Shiningbank Assets

(a)

Shiningbank shall sell, transfer, convey, assign and deliver to PrimeWest, and PrimeWest shall purchase and accept from Shiningbank, all of the Shiningbank Assets and PrimeWest shall: (i) assume and become liable to pay, satisfy, discharge and observe, perform and fulfill the Shiningbank Assumed Liabilities in accordance with their terms; and (ii) issue to Shiningbank 0.6138 (99% of 0.620) PrimeWest Special Units and 0.0062 (1% of 0.620) PrimeWest Units for each Shiningbank Unit outstanding, all pursuant to one or more conveyance agreements between Shiningbank and PrimeWest;

MFCorp Acquisition of Shiningbank Securities

(a)

one moment in time following the step in subsection (i), each Shiningbank Unitholder shall transfer ninety-nine (99%) percent of that holder’s Shiningbank Units to MFCorp in exchange for MFCorp Special Shares on the basis of 0.620 MFCorp Special Shares for each Shiningbank Unit transferred;

(b)

one moment in time following the step in subsection (i), each Shiningbank Exchangeable Shareholder shall transfer one hundred (100%) percent of that holder’s Shiningbank Exchangeable Shares to MFCorp in exchange for MFCorp Special Shares on the basis of that number of MFCorp Special Shares equal to the product of 0.620 and the exchange rate of the Shiningbank Exchangeable Shares (expressed as the number of Shiningbank Units that are issuable as of the Effective Date on the exchange of one Shiningbank Exchangeable Share) for each Shiningbank Exchangeable Share transferred;

Redemption of Shiningbank Units

(a)

one moment in time following the step in subsection (k), Shiningbank shall redeem all of the issued and outstanding Shiningbank Units (other than the one Shiningbank Unit held by PrimeWest) in exchange for all of the PrimeWest Special Units and PrimeWest Units held by Shiningbank and, upon such redemption the PrimeWest Special Units shall be distributed by Shiningbank to MFCorp on the basis of 0.620 PrimeWest Special Units for each Shiningbank Unit held by MFCorp and the PrimeWest Units shall be distributed to the remaining Shiningbank Unitholders on the basis of 0.620 PrimeWest Units for each Shiningbank Unit held;

PrimeWest Purchase of MFCorp Assets

(a)

MFCorp shall sell, transfer, convey, assign and deliver to PrimeWest, and PrimeWest shall purchase and accept from MFCorp, all of the MFCorp Assets and PrimeWest shall (i) assume and become liable to pay, satisfy, discharge and observe, perform and fulfill the MFCorp Assumed Liabilities in accordance with their terms, and (ii) issue to MFCorp an aggregate number of PrimeWest Units equal in number to the number of MFCorp Special Shares outstanding;

(b)

PrimeWest shall subscribe for one MFCorp Share for $10.00;

Redemption of MFCorp Special Shares

(a)

one moment in time following the step in subsection (n), MFCorp shall redeem all of the issued and outstanding MFCorp Special Shares in exchange for PrimeWest Units, which shall be distributed to the holders of MFCorp Special Shares on the basis of 1.000 PrimeWest Unit for each 1.000 MFCorp Special Share;

Exchange of Shiningbank ExchangeCo Common Shares and Shiningbank Exchangeable Shares

(a)

all of the Shiningbank ExchangeCo Common Shares and Shiningbank Exchangeable Shares held by PrimeWest shall be exchanged with PEI for that number of PEI Common Shares having a value equal to the fair market value of the Shiningbank ExchangeCo Common Shares and Shiningbank Exchangeable Shares so exchanged;

Assignment of Shiningbank Office Lease

(a)

SEL shall sell, transfer, convey, assign and deliver to Shiningbank ExchangeCo, and Shiningbank ExchangeCo shall purchase and accept from SEL, all of the right, title and interest of SEL in the Shiningbank Office Lease, and Shiningbank ExchangeCo shall assume and become liable to pay, satisfy, discharge and observe, perform and fulfill all of the obligations of SEL as tenant under the Shiningbank Office Lease in accordance with its terms;

(b)

Shiningbank ExchangeCo shall sell, transfer, convey, assign and deliver to PEI, and PEI shall purchase and accept from Shiningbank ExchangeCo, all of the right, title and interest of Shiningbank ExchangeCo in the Shiningbank Office Lease, and PEI shall assume and become liable to pay, satisfy, discharge and observe, perform and fulfill all of the obligations of Shiningbank ExchangeCo as tenant under the Shiningbank Office Lease in accordance with its terms;

Amalgamation of PEI, SEL and Shiningbank ExchangeCo

(a)

PEI, SEL and Shiningbank ExchangeCo shall be amalgamated and continued as one corporation, PEI, in accordance with the following:

(i)

the stated capital of the common shares of PEI, SEL and Shiningbank ExchangeCo shall be reduced, in each case, to $1.00 in aggregate immediately prior to the amalgamation;

(ii)

the Articles of Amalgamation shall be the same as the Articles of PEI prior to the amalgamation and the name of PEI shall be “PrimeWest Energy Inc.”;

(iii)

the shares of SEL and Shiningbank ExchangeCo shall be cancelled without any repayment of capital;

(iv)

the property of each of the amalgamating corporations shall continue to be the property of PEI;

(v)

PEI shall continue to be liable for the obligations of each of the amalgamating corporations;

(vi)

any existing cause of action, claim or liability to prosecution of each of the amalgamating corporations shall be unaffected;

(vii)

any civil, criminal or administrative action or proceeding pending by or against each of the amalgamating corporations may be continued to be prosecuted by or against PEI;

(viii)

a conviction against, or ruling, order or judgment in favour of or against, each of the amalgamating corporations may be enforced by or against PEI;

(ix)

the Articles of Amalgamation of PEI shall be deemed to be the Articles of Incorporation of PEI and the Certificate of Amalgamation of PEI shall be deemed to be the Certificate of Incorporation of PEI;

(x)

the by-laws of PEI prior to the amalgamation shall be the by-laws of PEI;

(xi)

the first directors of PEI shall be Harold P. Milavsky, Barry E. Emes, Harold N. Kvisle, Kent J. MacIntyre, W. Glen Russell, Peter Valentine, David M. Fitzpatrick, Robert B. Hodgins and Warren D. Steckley; and

(xii)

the registered office of PEI prior to the amalgamation shall be the registered office of PEI; and

Election of PEI Directors

(a)

the number of directors of PEI shall be increased to nine (9) members and each of Harold P. Milavsky, Barry E. Emes, Harold N. Kvisle, Kent J. MacIntyre, W. Glen Russell, Peter Valentine, David M. Fitzpatrick, Robert B. Hodgins and Warren D. Steckley shall be appointed as directors of PEI to hold office until the next annual meeting of shareholders of PEI.

Election of Additional Directors of PEI

As indicated above, one of the Arrangement steps is to fix the number of directors of PEI at nine (9) members.  There are currently eight (8) members of the PrimeWest Board of Directors, two (2) of whom have agreed to resign effective at the Effective Time.  As a result of the increase in the board size and the two resignations, the nominees set forth below will be elected pursuant to the Plan to fill the three vacant positions:

David M. Fitzpatrick
Robert B. Hodgins
Warren D. Steckley

The names and municipalities of residence of each of the persons nominated for election as a director of PEI and their respective principal occupations are described under “Pro Forma Information of PrimeWest After Giving Effect to the Arrangement - Directors and Officers of PrimeWest Upon Completion of the Arrangement”.  To the knowledge of PrimeWest and Shiningbank, none of the persons so nominated for election owns, directly or indirectly, or exercises control over direction over, any PrimeWest Units as of the date of this Information Circular.

Post Arrangement Structure

The following diagram illustrates the organizational structure of PrimeWest immediately following the completion of the Arrangement.

Notes:

(1)

All operations and management of PrimeWest will be conducted through PEI.  PrimeWest will hold all of the common shares of PEI.

(2)

PrimeWest will receive regular monthly payments in accordance with the PrimeWest Royalty Agreements and the Shiningbank LP Royalty Agreement, as well as interest and principal payments on debt from PEI and the remaining Shiningbank Managed Entities, including pursuant to the Shiningbank Managed Entities Notes.  See “Pro Forma Information of PrimeWest after giving effect to the Arrangement – Business of PrimeWest Following the Arrangement and Impact on Royalties”.

Upon the completion of the Arrangement and assuming that: (a) no Dissent Rights are exercised; (b) no Shiningbank Units are issued pursuant to previously outstanding Shiningbank Rights; and (c) none of the PrimeWest Convertible Debentures are converted into PrimeWest Units prior to the Effective Time, approximately 144,358,321 PrimeWest Units will be issued and outstanding following completion of the Arrangement.  Of these, approximately 63% will be held by existing PrimeWest Unitholders and 37% will be held by former Shiningbank Securityholders.

Arrangement Agreement

The Arrangement is being effected pursuant to the Arrangement Agreement.  The Arrangement Agreement contains covenants, representations and warranties of and from each of PrimeWest, PEI, Shiningbank, SEL and MFCorp and various conditions precedent, both mutual and with respect to each Party.

The following is a summary of certain provisions of the Arrangement Agreement.  The Arrangement Agreement is attached as Appendix D to this Information Circular and reference is made thereto for the full text thereof.

Mutual Covenants Regarding Non-Solicitation

Under the Arrangement Agreement, each of PrimeWest, PEI, Shiningbank and SEL has agreed to certain non-solicitation covenants as follows:

(a)

except to the extent disclosed in writing to and consented to by PrimeWest or Shiningbank, as applicable, each of PrimeWest, PEI, Shiningbank and SEL agreed to cease and cause to be terminated all existing discussions and negotiations (including, without limitation, through any advisors or other parties on its behalf), if any, with any parties conducted before the date of the Arrangement Agreement with respect to any Acquisition Proposal and agreed to immediately request the return or destruction of all information provided to any third parties who had entered into a confidentiality agreement with such Party relating to an Acquisition Proposal and agreed to use all reasonable commercial efforts to ensure that such requests were honoured;

(b)

except to the extent disclosed in writing to and consented to by PrimeWest or Shiningbank, as applicable, none of PrimeWest, PEI, Shiningbank or SEL shall, directly or indirectly, do or authorize or permit any of its officers, directors or employees or any financial advisor, expert or other representative retained by it to do, any of the following:

(i)

solicit, facilitate, initiate or encourage any Acquisition Proposal;

(ii)

enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other Person any information with respect to its business, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other Person to do or seek to do any of the foregoing;

(iii)

waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any “standstill provisions” thereunder; or

(iv)

accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal;

provided, however, that notwithstanding any other provision of the Arrangement Agreement, each of PrimeWest, PEI, Shiningbank and SEL and its officers, directors and advisers may:

(v)

enter into or participate in any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of the Arrangement Agreement, by such Party or any of its officers, directors or employees or any financial advisor, expert or other representative retained by it) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality and standstill agreement substantially similar to the Confidentiality Agreements (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to the other such Parties as set out below), may furnish to such third party information concerning such Party and its business, properties and assets, in each case if, and only to the extent that:

(A)

the third party has first made a Superior Proposal; and

(B)

prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, such Party provides prompt notice to the other Party to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such third party together with a copy of the confidentiality agreement referenced above and if not previously provided to the other Party, copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided further that such Party shall notify the other Party orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include, without limitation, a copy of any such proposal (and any amendments or supplements thereto), the identity of the Person making it, if not previously provided to the other Party, copies of all information provided to such Party and all other information reasonably requested by the other Party), within 24 hours of the receipt thereof, shall keep the other Party informed of the status and details of any such inquiry, offer or proposal and answer the other Party’s questions with respect thereto; or

(vi)

comply with Section 172 of the Securities Act (Alberta) and similar provisions under Applicable Canadian Securities Laws relating to the provision of directors’ circulars and make appropriate disclosure with respect thereto to its securityholders; and

(vii)

accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, the board of directors of PEI or SEL, as applicable, shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of this Agreement as contemplated by paragraph (c) below and after receiving the advice of outside counsel as reflected in minutes of the board of directors of such Party, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under Applicable Law and such Party complies with its obligations set forth in paragraph (c) below and terminates the Arrangement Agreement and concurrently therewith pays the PrimeWest Termination Fee or the Shiningbank Termination Fee, as applicable, to the appropriate other Party.

(c)

Each Party in receipt of a Superior Proposal (a “Receiving Party”) shall give the other Parties (each a “Responding Party”), orally and in writing, at least 72 hours advance notice of any decision by the PrimeWest Board of Directors or Shiningbank Board of Directors, as applicable, to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall confirm that the PrimeWest Board of Directors or Shiningbank Board of Directors, as applicable, has determined that such Acquisition Proposal constitutes a Superior Proposal, shall identify the third party making the Superior Proposal and shall provide a true and complete copy thereof and any amendments thereto. During such 72 hour period, the Receiving Party agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. In addition, during such 72 hour period the Receiving Party shall and shall cause its financial and legal advisors to, negotiate in good faith with the Responding Party and its financial and legal advisors to make such adjustments in the terms and conditions of the Arrangement Agreement and the Arrangement as would enable the Receiving Party to proceed with the Arrangement as amended rather than the Superior Proposal. In the event the Responding Party proposes to amend the Arrangement Agreement and the Arrangement to provide that the holders of the PrimeWest Securities or Shiningbank Securities, as applicable, (the “Receiving Party Securities”) shall receive a value per Receiving Party Security equal to or having a value greater than the value per Receiving Party Security provided in the Superior Proposal and so advises the PrimeWest Board of Directors or Shiningbank Board of Directors, as applicable, prior to the expiry of such 72 hour period, the PrimeWest Board of Directors or Shiningbank Board of Directors, as applicable, shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement.

Termination Fees

PrimeWest Termination Fee

Pursuant to the Arrangement Agreement, Shiningbank and SEL have agreed that if at any time after the execution of the Arrangement Agreement and prior to its termination:

(a)

the Shiningbank Board of Directors has withdrawn or changed its determination that the Arrangement is fair to Shiningbank Securityholders and is in the best interests of Shiningbank and Shiningbank Securityholders, changed its unanimous recommendation that the Shiningbank Securityholders vote in favour of the Shiningbank Arrangement Resolution or changed its unanimous determination that the Arrangement is fair, from a financial point of view, to Shiningbank Securityholders in a manner adverse to PrimeWest or shall have resolved to do so prior to the Effective Date;

(b)

a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the Shiningbank Unitholders or to Shiningbank and the Shiningbank Securityholders do not approve the Arrangement or the Arrangement is not submitted for their approval and such Acquisition Proposal is completed within 180 days of the Outside Date;

(c)

Shiningbank accepts, recommends, approves or enters into an agreement to implement a Superior Proposal;

(d)

Shiningbank breaches any of its representations, warranties or covenants made in the Arrangement Agreement which breach individually or in the aggregate would have a Material Adverse Effect on Shiningbank or materially impede or delay the completion of the Arrangement; or

(e)

Shiningbank shall have failed to provide certified copies of the resolutions of the Shiningbank Board of Directors approving the Arrangement Agreement and the Arrangement, failed to provide certified copies of the resolutions of the Shiningbank Securityholders approving the Shiningbank Arrangement Resolution or failed to provide a certificate dated the Effective Date from SEL confirming that the representations and warranties of Shiningbank and SEL in the Arrangement Agreement are true in all respects and that Shiningbank and SEL have complied in all respects with their respective covenants in the Arrangement Agreement (unless any such failure is waived by PrimeWest in writing),

(each of the above being an “PrimeWest Damages Event”), then in the event of the termination of the Arrangement Agreement, Shiningbank shall pay to PrimeWest $35 million (the “PrimeWest Termination Fee”) as liquidated damages in immediately available funds to an account designated by PrimeWest within one Business Day after the first to occur of the events described above.  Following a PrimeWest Damages Event but prior to payment of the PrimeWest Termination Fee, Shiningbank shall be deemed to hold such PrimeWest Termination Fee in trust for PrimeWest.  Shiningbank shall only be obligated to pay one PrimeWest Termination Fee pursuant to the Arrangement Agreement.

Shiningbank Termination Fee

Pursuant to the Arrangement Agreement, PrimeWest and PEI have agreed that if at any time after the execution of the Arrangement Agreement and prior to its termination:

(a)

the PrimeWest Board of Directors has withdrawn or changed its determination that the Arrangement is fair to PrimeWest Securityholders and is in the best interests of PrimeWest and PrimeWest Securityholders, changed its unanimous recommendation that the PrimeWest Securityholders vote in favour of the PrimeWest Arrangement Resolution or changed its unanimous determination that the Arrangement is fair, from a financial point of view, to PrimeWest Securityholders in a manner adverse to Shiningbank or shall have resolved to do so prior to the Effective Date;

(b)

a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the PrimeWest Unitholders or to PrimeWest and the PrimeWest Securityholders do not approve the Arrangement or the Arrangement is not submitted for their approval and such Acquisition Proposal is completed within 180 days of the Outside Date;

(c)

PrimeWest accepts, recommends, approves or enters into an agreement to implement a Superior Proposal;

(d)

PrimeWest breaches any of its representations, warranties or covenants made in the Arrangement Agreement which breach individually or in the aggregate would have a Material Adverse Effect on PrimeWest or materially impede or delay the completion of the Arrangement; or

(e)

PrimeWest shall have failed to provide certified copies of the resolutions of the PrimeWest Board of Directors approving the Arrangement Agreement and the Arrangement, failed to provide certified copies of the resolutions of the PrimeWest Securityholders approving the PrimeWest Arrangement Resolution or failed to provide a certificate dated the Effective Date from PEI confirming that the representations and warranties of PrimeWest and PEI in the Arrangement Agreement are true in all respects and that PrimeWest and PEI have complied in all respects with their respective covenants in the Arrangement Agreement (unless any such failure is waived by Shiningbank in writing),

(each of the above being a “Shiningbank Damages Event”), then in the event of the termination of the Arrangement Agreement, PrimeWest shall pay to Shiningbank $35 million (the “Shiningbank Termination Fee”) as liquidated damages in immediately available funds to an account designated by Shiningbank within one Business Day after the first to occur of the events described above.  Following a Shiningbank Damages Event but prior to payment of the Shiningbank Termination Fee, PrimeWest shall be deemed to hold such Shiningbank Termination Fee in trust for Shiningbank.  PrimeWest shall only be obligated to pay one Shiningbank Termination Fee pursuant to the Arrangement Agreement.

Termination

The Arrangement Agreement may be terminated at any time prior to the Effective Date:

(a)

by mutual written consent of PrimeWest and Shiningbank;

(b)

as a result of a failure to satisfy any of the conditions set forth in the Arrangement Agreement;

(c)

by PrimeWest upon the occurrence of an PrimeWest Damages Event, provided that in the event that the Shiningbank Board of Directors has withdrawn or changed any of its recommendations or determinations with respect to the Arrangement or shall have resolved to do so prior to the Effective Date, the Arrangement Agreement may not be terminated by PrimeWest unless the Shiningbank Securityholders do not approve the Arrangement as required in the Interim Order or the Arrangement is not submitted for their approval;

(d)

by Shiningbank upon the occurrence of a Shiningbank Damages Event, provided that in the event that the PrimeWest Board of Directors has withdrawn or changed any of its recommendations or determinations with respect to the Arrangement or shall have resolved to do so prior to the Effective Date, the Arrangement Agreement may not be terminated by Shiningbank unless PrimeWest Securityholders do not approve the Arrangement as required in the Interim Order or the Arrangement is not submitted for their approval;

(e)

by PrimeWest upon the occurrence of a Shiningbank Damages Event and the payment of the Shiningbank Termination Fee; and

(f)

by Shiningbank upon the occurrence of a PrimeWest Damages Event and the payment of the PrimeWest Termination Fee.

Conditions Precedent to the Arrangement

The respective obligations of the Parties to consummate the transactions contemplated by the Arrangement Agreement, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual consent of such Parties without prejudice to their right to rely on any other of such conditions:

(a)

on or prior to June 15, 2007, the Interim Order shall have been granted in form and substance satisfactory to each of PrimeWest and Shiningbank, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to PrimeWest and Shiningbank, acting reasonably, on appeal or otherwise;

(b)

the Shiningbank Arrangement Resolution shall have been passed by the Shiningbank Securityholders on or prior to  August 3, 2007 in accordance with the Interim Order and in form and substance satisfactory to each of PrimeWest and Shiningbank, acting reasonably;

(c)

the PrimeWest Arrangement Resolution shall have been passed by the PrimeWest Securityholders on or prior to August  3, 2007 in accordance with the Interim Order and in form and substance satisfactory to each of PrimeWest and Shiningbank, acting reasonably;

(d)

in the event that dissent rights are given to Shiningbank Securityholders under the terms of the Interim Order, holders of not greater than 5% of the outstanding Shiningbank Securities shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as of the Effective Date;

(e)

in the event that dissent rights are given to PrimeWest Securityholders under the terms of the Interim Order, holders of not greater than 5% of the outstanding PrimeWest Securities shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as of the Effective Date;

(f)

on or prior to August 7, 2007 the Final Order shall have been granted in form and substance satisfactory to PrimeWest and Shiningbank, acting reasonably;

(g)

the Articles of Arrangement to be filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of PrimeWest and Shiningbank, acting reasonably;

(h)

the Arrangement shall have become effective on or prior to the Outside Date;

(i)

PEI shall enter into written agreements effective as of the Effective Date satisfactory to each of PrimeWest and Shiningbank, acting reasonably, pursuant to which PEI shall agree that, for a period of six years after the Effective Date, PEI shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by each of PrimeWest and Shiningbank (provided that PEI may substitute therefor policies of at least the same claims coverage and amounts containing terms and conditions that are no less advantageous) providing coverage on a “trailing” or “run-off” basis for all present and former directors and officers of PEI and SEL, including in each case their predecessors for which such insurance is presently maintained for former directors and officers on a “trailing” or “run-off” basis, with respect to claims arising from facts or events which occurred before the Effective Date;

(j)

(i) the Commissioner shall have issued an advance ruling certificate (“ARC”) pursuant to Section 102 of the Competition Act or (ii) any applicable waiting periods under the Competition Act shall have expired or been terminated or waived and the Commissioner shall have notified Shiningbank and PrimeWest in writing that the Commissioner does not intend to make an application under Section 92 of the Competition Act in respect of the Arrangement and any terms and conditions attached, or necessary to ascertain, any such letter shall be acceptable to each of PrimeWest and Shiningbank, acting reasonably;

(k)

all other required regulatory, governmental and third party approvals and consents in respect of the completion of the Arrangement shall have been obtained on terms and conditions, satisfactory to PrimeWest and Shiningbank, each acting reasonably, including, without limitation, conditional approval for the additional listing of the PrimeWest Units on the TSX and the NYSE, all applicable requirements under Section 3(a)(10) of the 1933 Act have been satisfied with respect to the issuance of PrimeWest Units and all applicable statutory and regulatory waiting periods shall have expired or have been terminated and no unresolved material objection or opposition shall have been filed, initiated or made during any applicable statutory regulatory period;

(l)

if required, the Arrangement, and the consummation thereof, shall have been approved by PrimeWest’s lenders on a basis acceptable to PrimeWest and Shiningbank, each acting reasonably, which for these purposes includes adequate provision, on a basis acceptable to PrimeWest and Shiningbank, each acting reasonably, for the repayment of amounts owing to Shiningbank’s lenders;

(m)

the consummation of the Arrangement will not in and of itself subject PrimeWest’s distributions to the so-called “SIFT” tax, proposed by Canada’s Federal Government on October 31, 2006;

(n)

Investment Canada Act (Canada) approval, if required, shall have been obtained; and

(o)

there shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

(i)

makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein; or

(ii)

results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein.

The foregoing conditions are for the mutual benefit of Shiningbank and PrimeWest, as applicable, and may be asserted by Shiningbank and PrimeWest regardless of the circumstances and may be waived by Shiningbank and PrimeWest (with respect to such Party) in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Shiningbank or PrimeWest may have.

The obligation of PrimeWest to consummate the transactions contemplated by the Arrangement Agreement, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(p)

Shiningbank shall have mailed the Shiningbank Information Circular and other documentation required in connection with the Shiningbank Meeting on or before June 20, 2007;

(q)

Shiningbank shall have delivered to PrimeWest, on or prior to the date on which the Shiningbank Information Circular is mailed, Shiningbank Lock-up Agreements executed by each of the Shiningbank Lock-up Securityholders;

(r)

each of the acts and undertakings of Shiningbank to be performed on or before the Effective Date pursuant to the terms of the Arrangement Agreement shall have been duly performed by Shiningbank;

(s)

Shiningbank shall have furnished PrimeWest with:

(i)

certified copies of the resolutions duly passed by the Shiningbank Board of Directors approving the Arrangement Agreement and the consummation of the transactions contemplated thereby; and

(ii)

certified copies of the resolutions of Shiningbank Securityholders, duly passed at the Shiningbank Meeting approving the Shiningbank Arrangement Resolution;

(t)

except as affected by the transactions contemplated by the Arrangement Agreement, the representations and warranties of Shiningbank and SEL contained therein shall be true in all respects as at the Effective Date with the same effect as though such representations and warranties had been made at and as of such time and each of Shiningbank and SEL shall have complied in all respects with their respective covenants in the Arrangement Agreement and PrimeWest shall have received a certificate to that effect dated the Effective Date from the Chief Executive Officer and Chief Financial Officer of SEL, acting solely on behalf of SEL and not in their personal capacity, to the best of his information and belief having made reasonable inquiry and PrimeWest will have no knowledge to the contrary;

(u)

no Material Adverse Change shall occur in the affairs, operations or business of Shiningbank and its Subsidiaries from and after May 10, 2007 and prior to the Effective Date, and no Material Adverse Change in the financial condition of Shiningbank or its Subsidiaries shall have occurred prior to May 10, 2007 or shall occur from and after May 10, 2007 and prior to the Effective Date from that reflected in the unaudited consolidated financial statements of Shiningbank for the three months ending March 31, 2007, except a change directly resulting from an action taken by Shiningbank permitted by the Arrangement Agreement or to which PrimeWest has consented in writing; and

(v)

PrimeWest and PEI shall have received resignations and releases from the directors and officers of Shiningbank and its Subsidiaries who will not be directors and officers of PEI as of the Effective Date in form satisfactory to PrimeWest and PEI, acting reasonably, which releases shall contain exceptions for amounts or obligations owing to such directors or officers as a result of accrued but unpaid salary, bonus, benefits and other compensation and as a result of the Arrangement or pursuant to indemnity or directors’ and officers’ insurance arrangements.

The foregoing conditions are for the exclusive benefit of PrimeWest and may be asserted by PrimeWest regardless of the circumstances or may be waived by PrimeWest in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which PrimeWest may have.

The obligation of Shiningbank to consummate the transactions contemplated by the Arrangement Agreement, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(w)

PrimeWest shall have mailed the PrimeWest Information Circular and other documentation required in connection with the PrimeWest Meeting on or before June 20, 2007;

(x)

PrimeWest shall have delivered to Shiningbank, on or prior to the date on which the PrimeWest Information Circular is mailed, PrimeWest Lock-up Agreements executed by each of the PrimeWest Lock-up Securityholders;

(y)

each of the acts and undertakings of PrimeWest to be performed on or before the Effective Date pursuant to the terms of the Arrangement Agreement shall have been duly performed by PrimeWest;

(z)

PrimeWest shall have furnished Shiningbank with:

(i)

certified copies of the resolutions duly passed by the PrimeWest Board of Directors approving the Arrangement Agreement and the consummation of the transactions contemplated thereby; and

(ii)

certified copies of the resolutions of PrimeWest Securityholders, duly passed at the PrimeWest Meeting approving the PrimeWest Arrangement Resolution;

(aa)

except as affected by the transactions contemplated by the Arrangement Agreement, the representations and warranties of PrimeWest and PEI contained therein shall be true in all respects as at the Effective Date with the same effect as though such representations and warranties had been made at and as of such time and each of PrimeWest and PEI shall have complied in all respects with their respective covenants in the Arrangement Agreement and Shiningbank shall have received a certificate to that effect dated the Effective Date from the Chief Executive Officer and Chief Financial Officer of PEI, acting solely on behalf of PEI and not in their personal capacity, to the best of his information and belief having made reasonable inquiry and Shiningbank will have no knowledge to the contrary;

(bb)

PrimeWest and PEI shall have received resignations and releases from the directors and officers of PEI and its Subsidiaries who will not be directors and officers of PEI as of the Effective Date in form satisfactory to Shiningbank and SEL, acting reasonably, which releases shall contain exceptions for amounts or obligations owing to such directors or officers as a result of accrued but unpaid salary, bonus, benefits and other compensation and as a result of the Arrangement or pursuant to indemnity or directors’ and officers’ insurance arrangements; and

(cc)

no Material Adverse Change shall occur in the affairs, operations or business of PrimeWest and its Subsidiaries from and after May 10, 2007 and prior to the Effective Date, and no Material Adverse Change in the financial condition of PrimeWest shall have occurred prior to May 10, 2007 or shall occur from and after May 10, 2007 and prior to the Effective Date from that reflected in the unaudited consolidated financial statements of PrimeWest for the three months ending March 31, 2007, except a change directly resulting from an action taken by PrimeWest permitted by the Arrangement Agreement or to which Shiningbank has consented in writing.

The foregoing conditions are for the exclusive benefit of Shiningbank and may be asserted by Shiningbank regardless of the circumstances or may be waived by Shiningbank in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Shiningbank may have.

Upon the foregoing conditions being fulfilled or waived, PrimeWest, PEI, Shiningbank and SEL intend to file a copy of the Final Order and the Articles of Arrangement with the Registrar under the ABCA, together with such other materials as may be required by the Registrar, in order to give effect to the Arrangement.

Notwithstanding the foregoing, the Arrangement Resolutions proposed for consideration by the Securityholders authorize the respective Boards of Directors, without further notice to or approval of such Securityholders, subject to the terms of the Arrangement, to amend the Arrangement, to decide not to proceed with the Arrangement and to revoke the applicable Arrangement Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the ABCA.  The Arrangement Resolutions are attached as Appendix A and Appendix B to this Information Circular.

Procedure for the Arrangement Becoming Effective

The Arrangement is proposed to be carried out pursuant to Section 193 of the ABCA. The following procedural steps must be taken for the Arrangement to become effective:

(a)

the Arrangement must be approved by the PrimeWest Securityholders voting at the PrimeWest Meeting;

(b)

the Arrangement must be approved by the Shiningbank Securityholders voting at the Shiningbank Meeting;

(c)

the Arrangement must be approved by the Court pursuant to the Final Order;

(d)

all conditions precedent to the Arrangement, including those set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate Party; and

(e)

the Final Order, Articles of Arrangement and related documents, in the form prescribed by the ABCA, must be filed with the Registrar and the certificate must be issued by the Registrar.

Securityholder Approvals

PrimeWest Securityholders

Pursuant to the Interim Order, the number of votes required to pass the PrimeWest Arrangement Resolution is not less than two-thirds of the votes cast by PrimeWest Securityholders, either in person or by proxy, at the PrimeWest Meeting.  See “General Proxy Matters - Procedure and Votes Required”.

Shiningbank Securityholders

Pursuant to the Interim Order, the number of votes required to pass the Shiningbank Arrangement Resolution is not less than two-thirds of the votes cast by Shiningbank Securityholders, either in person or by proxy, at the Shiningbank Meeting.  See “General Proxy Matters - Procedure and Votes Required”.

Court Approvals

Interim Order

On June 6, 2007 the Court granted the Interim Order facilitating the calling of the Meetings and prescribing the conduct of the Meetings and other matters.  The Interim Order is attached as Appendix C to this Information Circular.

Final Order

The ABCA provides that an arrangement requires Court approval.  Subject to the terms of the Arrangement Agreement, and if the Arrangement is approved by Securityholders at the Meetings in the manner required by the Interim Order, PrimeWest, Shiningbank, PEI, SEL, Shiningbank ExchangeCo and MFCorp will make application to the Court for the Final Order.

The application for the Final Order approving the Arrangement is scheduled for July 10, 2007 at 1:30 p.m.  (Calgary time), or as soon thereafter as counsel may be heard, at the Court House, 611 - 4th Street S.W., Calgary, Alberta.  At the hearing, any Securityholder and any other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court and serving upon PrimeWest and Shiningbank a Notice of Intention to Appear together with any evidence or materials which such party intends to present to the Court on or before noon (Calgary time) on July 3, 2007.  Service of such notice shall be effected by service upon the solicitors for PrimeWest: Stikeman Elliott LLP, 4300 Bankers Hall West, 888 – 3rd Street S.W., Calgary, Alberta T2P 5C5 Attention: Luigi A. Cusano, and the solicitors for Shiningbank: Gowling Lafleur Henderson LLP, 1400 Scotia Centre, 700 – 2nd Street S.W., Calgary, Alberta T2P 4V5, Attention:  Geoffrey D. Holub.  See “Notice of Joint Petition”.

The PrimeWest Units to be issued pursuant to the Arrangement will not be registered under the 1933 Act, in reliance upon the exemption from registration provided by Section 3(a)(10) thereof.  The Court will be advised prior to the hearing of the application for the Final Order that if the terms and conditions of the Arrangement are approved by the Court, the securities issued pursuant to the Arrangement will not require registration under the 1933 Act.

PrimeWest and Shiningbank have been advised by their counsel, Stikeman Elliott LLP and Gowling Lafleur Henderson LLP, respectively, that the Court has broad discretion under the ABCA when making orders with respect to the Arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view.  The Court may approve the Arrangement, either as proposed or as amended, in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit.  Depending upon the nature of any required amendments, PrimeWest and Shiningbank may determine not to proceed with the Arrangement.

PrimeWest Fairness Opinions

The PrimeWest Board of Directors retained GMP Securities L.P. and Scotia Waterous Inc. to address the fairness to PrimeWest Unitholders, from a financial point of view, of the consideration to be offered pursuant to the Arrangement.  In connection with this mandate, each of GMP Securities L.P. and Scotia Waterous Inc. has prepared the respective PrimeWest Fairness Opinion.  The PrimeWest Fairness Opinions state that, on the basis of the particular assumptions and considerations summarized therein, in the opinion of GMP Securities L.P. and Scotia Waterous Inc., respectively, as of May 31, 2007, the consideration to be offered pursuant to the Arrangement is fair from a financial point of view to the PrimeWest Unitholders.  The PrimeWest Fairness Opinions are subject to the assumptions and limitations contained therein and should be read in their entireties.  See Appendix E, “PrimeWest Fairness Opinions”.

The PrimeWest Board of Directors concurs with the views of both GMP Securities L.P. and Scotia Waterous Inc., and such views were an important consideration in the PrimeWest Board of Director’s decision to proceed with the Arrangement.

Shiningbank Fairness Opinion

The Shiningbank Board retained National Bank Financial Inc. to address the fairness, from a financial point of view, of the consideration to be received by the Shiningbank Securityholders under the Arrangement.  In connection with this mandate, National Bank Financial Inc. has prepared the Shiningbank Fairness Opinion.  The Shiningbank Fairness Opinion states that, on the basis of the particular assumptions and considerations summarized therein, in the opinion of National Bank Financial Inc., as of June 7, 2007, the consideration to be received by the Shiningbank Securityholders pursuant to the Arrangement is fair, from a financial point of view, to the Shiningbank Securityholders. The Shiningbank Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety.  See Appendix F, “Shiningbank Fairness Opinion”.

The Shiningbank Board of Directors concurs with the view of National Bank Financial Inc. and such views were an important consideration in the Shiningbank Board of Director’s decision to proceed with the Arrangement.

Timing

If the Meetings are held as scheduled and are not adjourned and the other necessary conditions at that point in time are satisfied or waived, PrimeWest and Shiningbank will apply for the Final Order approving the Arrangement on July 10, 2007.  If the Final Order is obtained on July 10, 2007 in form and substance satisfactory to PrimeWest and Shiningbank, and all other conditions set forth in the Arrangement Agreement are satisfied or waived, PrimeWest and Shiningbank expect the Effective Date will be on or about July 11, 2007.  It is not possible, however, to state with certainty when the Effective Date will occur.

The Arrangement will become effective upon the filing with the Registrar of the Articles of Arrangement and a copy of the Final Order, together with such other materials as may be required by the Registrar.

PrimeWest’s and Shiningbank’s objective is to have the Effective Date occur on July 11, 2007.  The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order on July 10, 2007.

Procedure for Exchange of Shiningbank Securities

In order to receive their PrimeWest Units on the completion of the Arrangement, registered holders of Shiningbank Securities must deposit with the Depositary (at one of the addresses specified on the last page of the Letter of Transmittal) a duly completed Letter of Transmittal together with the certificates representing the holder’s Shiningbank Units or Shiningbank Exchangeable Shares, as the case may be.

Shiningbank Unitholders whose Shiningbank Units are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Shiningbank Units.

The use of the mail to transmit certificates representing Shiningbank Securities and the Letter of Transmittal is at each holder’s risk.  PrimeWest and Shiningbank recommend that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail be used.

All signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution unless otherwise provided.

Shiningbank Securityholders will not receive PrimeWest Units or distributions on the PrimeWest Units after the Effective Date until they submit the certificates for their Shiningbank Units and/or Shiningbank Exchangeable Shares, as the case may be, to the Depositary along with a duly completed Letter of Transmittal.  Each certificate formerly representing Shiningbank Units or Shiningbank Exchangeable Shares that is not deposited with all other documents as required pursuant to the Plan of Arrangement on or prior to the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the holder to receive PrimeWest Units (and any distributions thereon).

SHININGBANK SECURITYHOLDERS ARE ENCOURAGED TO SUBMIT THE CERTIFICATES FOR THEIR SHININGBANK UNITS AND/OR SHININGBANK EXCHANGEABLE SHARES AND A DULY COMPLETED LETTER OF TRANSMITTAL TO THE DEPOSITARY AS SOON AS POSSIBLE SO THAT THEY CAN RECEIVE IN A TIMELY MANNER THE AUGUST 15 DISTRIBUTION ON THE PRIMEWEST UNITS THEY ARE ENTITLED TO RECEIVE PURSUANT TO THE ARRANGEMENT.

Shiningbank Securityholders who are Residents and who wish to make a Tax Election are urged to consult their own advisors as soon as possible regarding the deadlines and procedures for making the election which are appropriate to their circumstances.

Treatment of Fractional PrimeWest Units

No certificates representing fractional PrimeWest Units shall be issued under the Arrangement.  In lieu of any fractional PrimeWest Units, each registered Shiningbank Securityholder otherwise entitled to a fractional interest in a PrimeWest Unit certificate shall receive the nearest whole number of PrimeWest Units as the case may be (with fractions equal to or greater than 0.5 being rounded up).

Canadian Federal Income Tax Considerations

In the opinion of Stikeman Elliott LLP, counsel to PrimeWest, and McCarthy Tétrault LLP, special tax counsel to Shiningbank (collectively, “Counsel”), the following summary describes the principal Canadian federal income tax considerations pursuant to the ITA generally applicable to a Shiningbank Securityholder who is entitled to receive PrimeWest Units pursuant to the Arrangement, and who, for purposes of the ITA, holds, or will hold, Shiningbank Securities, MFCorp Shares, MFCorp Special Shares and PrimeWest Units (as applicable) as capital property and deals at arm’s length with, and is not affiliated with, each of PrimeWest, Shiningbank and MFCorp.  Generally, the Shiningbank Securities, MFCorp Shares, MFCorp Special Shares and PrimeWest Units will be considered to be capital property to a Shiningbank Securityholder provided such Securityholder does not hold such property in the course of carrying on a business of buying and selling securities and has not acquired such property in one or more transactions considered to be an adventure or concern in the nature of trade.  Certain Shiningbank Securityholders who are resident in Canada and who might not otherwise be considered to hold Shiningbank Units, MFCorp Shares, MFCorp Special Shares or PrimeWest Units as capital property may, in certain circumstances, be entitled to have such securities and all other “Canadian securities” (as defined in the ITA) owned by them, treated as capital property by making the irrevocable election permitted by Section 39(4) of the ITA.  A Shiningbank Securityholder who is considering making such election should first consult his or her own tax advisor.

This summary is not applicable to a Shiningbank Securityholder that is a “financial institution”, as defined in the ITA for purposes of the “mark to market” rules, or an interest in which would be a “tax shelter investment”, as defined in the ITA.  Any such Securityholder should consult its own tax advisor with respect to the Arrangement.

This summary is based upon the provisions of the ITA in force as of the date hereof, all specific proposals to amend the ITA that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”), Counsel’s understanding of the current published administrative and assessing practices of the Canada Revenue Agency (the “CRA”) and representations of PrimeWest and Shiningbank as to certain factual matters.

This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account any changes in the law, whether by legislative, regulatory or judicial action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shiningbank Securityholder.  Consequently, Shiningbank Securityholders should consult their own tax advisors concerning the tax consequences to them of the Arrangement having regard to their own particular circumstances.

Plan of Arrangement Transactions

Under the Plan of Arrangement the following principal transactions will occur on the Effective Date which are relevant to determining the principal Canadian federal income tax consequences to Shiningbank Securityholders:

(a)

PrimeWest will purchase the Shiningbank Assets and assume the Shiningbank Liabilities in exchange for a combination of PrimeWest Units and PrimeWest Special Units (the “Shiningbank Asset Transfer”);

(b)

Shiningbank Unitholders will transfer 99% of their Shiningbank Units to MFCorp in exchange for MFCorp Special Shares and Shiningbank Exchangeable Shareholders will transfer 100% of their Shiningbank Exchangeable Shares to MFCorp in exchange for MFCorp Special Shares (collectively, the “MFCorp Securities Exchange”);

(c)

Shiningbank Unitholders will transfer the remaining 1% of their Shiningbank Units to Shiningbank in exchange for PrimeWest Units (the “Shiningbank Exchange”); and

(d)

following the transfer by MFCorp of its assets to PrimeWest in exchange for PrimeWest Units (the “MFCorp Asset Transfer”), Shiningbank Securityholders will transfer their MFCorp Special Shares to MFCorp in exchange for PrimeWest Units (the “MFCorp Share Redemption”).

At the completion of these steps, Shiningbank Unitholders will have received 0.620 PrimeWest Units in respect of each Shiningbank Unit held immediately prior to the Effective Date and Shiningbank Exchangeable Shareholders will have received, for each Shiningbank Exchangeable Share held immediately prior to the Effective Date, that number of PrimeWest Units equal to the product of 0.620 and the exchange rate of the Shiningbank Exchangeable Shares (expressed as the number of Shiningbank Units that are issuable as of the Effective Date on the exchange of one Shiningbank Exchangeable Share).

Based on certain representations made to Counsel by or on behalf of each of PrimeWest and Shiningbank and MFCorp, on the Effective Date each of PrimeWest and Shiningbank will be a “mutual fund trust”, as defined in the ITA, and MFCorp will be a “mutual fund trust”, as defined in the ITA.  This summary assumes that each of PrimeWest and Shiningbank and MFCorp will continue to qualify as a mutual fund trust or mutual fund corporation, as the case may be, for purposes of the ITA throughout the transactions that comprise the Plan of Arrangement.

The MFCorp Securities Exchange

A Shiningbank Unitholder will generally realize a capital gain (or capital loss) as a result of the MFCorp Securities Exchange equal to the amount by which the fair market value of the MFCorp Special Shares received by the Shiningbank Unitholder exceeds (or is less than) the adjusted cost base of the Shiningbank Units to the Shiningbank Unitholder immediately before the Effective Date plus any reasonable costs incurred by the Shiningbank Unitholder in connection with the exchange.  For a discussion of the treatment of capital gains and capital losses, see the section below titled “Taxation of Capital Gains and Capital Losses”.

A Shiningbank Unitholder will be able to defer all or a portion of a capital gain which would otherwise result from the MFCorp Securities Exchange by making a joint election with MFCorp under section 85 of the ITA.  Shiningbank Unitholders (other than those who are Non-Residents) will be given the option of making such an election (a “Tax Election”) in respect of the MFCorp Securities Exchange.  Shiningbank Unitholders who would otherwise recognize a capital gain as a result of the MFCorp Securities Exchange are strongly urged to consider making the Tax Election and should consult their own advisors as soon as possible regarding the deadlines and procedures for making the Tax Election which are applicable in their circumstances.  See “Section 85 Election” below.

A Shiningbank Unitholder who is not resident, and is not deemed to be resident, in Canada for purposes of the ITA will not be subject to taxation in Canada with respect to the exchange of Shiningbank Units for MFCorp Shares pursuant to the MFCorp Securities Exchange unless such non-resident Shiningbank Unitholder’s Shiningbank Units constitute “taxable Canadian property” at the time of the exchange and the non-resident Shiningbank Unitholder is not afforded relief under an applicable tax convention between Canada and the non-resident Shiningbank Unitholder’s jurisdiction of residence.  Shiningbank Units generally will not be taxable Canadian property to a non-resident Shiningbank Unitholder  unless: (i) the Shiningbank Unitholder uses or holds, or is deemed to use or hold, the Shiningbank Units in, or in the course of, carrying on a business in Canada; (ii) the Shiningbank Unitholder is an insurer and the Shiningbank Units are “designated insurance property” of the Shiningbank Unitholder for purposes of the ITA; (iii) at any time during the 60 month period immediately preceding the Effective Date, the Shiningbank Unitholder, persons with whom the Shiningbank Unitholder did not deal at arm’s length (within the meaning of the ITA), or the Shiningbank Unitholder together with such persons, owned more than 25% of the issued Shiningbank Units; or (iv) Shiningbank is not a “mutual fund trust” as defined in the ITA on the Effective Date.

Section 85 Election

If a Shiningbank Securityholder and MFCorp make a Tax Election in respect of the MFCorp Securities Exchange, and such Tax Election is duly and timely filed by the Shiningbank Securityholder, the Shiningbank Securityholder will be deemed to have disposed of the Shiningbank Securities that are the subject of such Tax Election for proceeds of disposition equal to the amount specified in such Tax Election (subject to the limitations discussed below), and will realize a capital gain (or capital loss) equal to the amount by which such proceeds of disposition exceed (or are less than) the adjusted cost base of the Shiningbank Securities to the Shiningbank Securityholder immediately before the Effective Date and any reasonable costs of disposition.  See “Taxation of Capital Gains and Capital Losses”.  The Shiningbank Securityholder will be deemed to acquire the MFCorp Special Shares received on the exchange at a cost for purposes of the ITA equal to that same specified amount.

The amount that is specified in the Tax Election as the Shiningbank Securityholder’s proceeds of disposition of the Shiningbank Securities (and the cost of the MFCorp Special Shares received in exchange) cannot exceed the fair market value, at the Effective Time, of the Shiningbank Securities that are the subject of the Tax Election, and cannot be less than the lesser of (i) the fair market value, at the Effective Time, of those Shiningbank Securities, and (ii) the adjusted cost base of such Shiningbank Securities to the Shiningbank Securityholder immediately before that time.

In order to make a Tax Election, a Shiningbank Securityholder must provide to MFCorp two signed copies of the prescribed form of election (including any applicable provincial tax election forms relevant to such Shiningbank Securityholder) no later than 90 days after the Effective Date, duly completed with the details of the number and type of Shiningbank Securities transferred and the applicable elected amount for purposes of the election.  The election forms will be signed by MFCorp and returned to the Shiningbank Securityholder for filing by the Shiningbank Securityholder with the CRA (and with any applicable provincial tax authorities).  It is the sole responsibility of the Shiningbank Securityholder who wishes to take advantage of the tax deferral provided for by section 85 of the ITA to attend to the proper completion and filing of the Tax Election forms required in that regard.

For Canadian federal income tax purposes, the relevant tax election form is Form T2057, titled “Election on Disposition of Property by a Taxpayer to a Taxable Canadian Corporation” (or, if the Shiningbank Securityholder is a partnership, Form T2058, titled “Election on Disposition of Property by a Partnership to a Taxable Canadian Corporation”).  Shiningbank Securityholders should consult their own tax advisors for advice and assistance with respect to the proper completion and filing of such Tax Election forms, and to determine whether any separate provincial election forms are required.

None of PrimeWest, Shiningbank or MFCorp will be responsible for any interest, penalties or taxes resulting from a Shiningbank Securityholder’s failure to properly complete a Tax Election form or to file a completed Tax Election form on time.

The Shiningbank Asset Transfer and Shiningbank Exchange

Shiningbank and PrimeWest have advised Counsel that they will file an election with the CRA in respect of the Shiningbank Asset Transfer, with the result that the Shiningbank Asset Transfer will be a “qualifying exchange” as defined in Section 132.2 of the ITA and Shiningbank will not realize any taxable income as a result of such transfer.  The taxation year of Shiningbank will be deemed to end as a result of the Shiningbank Asset Transfer and any income of Shiningbank for such year will be paid or payable to Shiningbank Unitholders in accordance with the terms of the Shiningbank Trust Indenture.

The disposition by a Shiningbank Unitholder of Shiningbank Units on the Shiningbank Exchange will not result in a capital gain or capital loss to such Shiningbank Unitholder.  The aggregate initial cost of the PrimeWest Units received by a Shiningbank Unitholder on the Shiningbank Exchange will be equal to the aggregate adjusted cost base to such Shiningbank Unitholder of the Shiningbank Units so disposed of.  This cost will be averaged with the adjusted cost base of all other PrimeWest Units held by the Shiningbank Unitholder at that time as capital property to determine the adjusted cost base of each such PrimeWest Unit held.

The MFCorp Asset Transfer and MFCorp Share Redemption

MFCorp and PrimeWest have advised Counsel that they will file an election with the CRA in respect of the MFCorp Asset Transfer with the result that the MFCorp Asset Transfer will be a “qualifying exchange” as defined in Section 132.2 of the ITA and MFCorp will not realize any taxable income as a result of such transfer.

The disposition by a Shiningbank Securityholder of MFCorp Special Shares on the MFCorp Share Redemption will not result in a capital gain or capital loss to such Shiningbank Securityholder.  The aggregate initial cost of the PrimeWest Units received by a Shiningbank Securityholder on the MFCorp Share Redemption will be equal to the aggregate adjusted cost base to such Shiningbank Securityholder of the MFCorp Special Shares which are so redeemed (which adjusted cost base will take into account the effect of any Tax Election filed by the Shiningbank Securityholder in respect of the MFCorp Securities Exchange).  This cost will be averaged with the adjusted cost base of all other PrimeWest Units held by such Shiningbank Securityholder at that time as capital property to determine the adjusted cost base of each such PrimeWest Unit held.

Dissenting Shiningbank Securityholders

Shiningbank Securityholders who validly exercise their rights of dissent and who are entitled to receive payment from Shiningbank equal to the fair value of their Shiningbank Securities (“Dissenting Shiningbank Securityholders”), will realize a capital gain (or capital loss) equal to the amount by which the cash received in payment for their Shiningbank Securities (other than any portion thereof that is interest), net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base of such Shiningbank Securities to the Dissenting Shiningbank Securityholder immediately before the Effective Time.  A Dissenting Shiningbank Securityholder who disposes of both Shiningbank Units and Shiningbank Exchangeable Shares will be required to compute separate capital gains (or capital losses) for their Shiningbank Units and Shiningbank Exchangeable Shares. See “Taxation of Capital Gains and Capital Losses”.  Any interest awarded by a court will be required to be included in the Dissenting Shiningbank Securityholder’s income.

A Dissenting Shiningbank Unitholder who is not resident, and is not deemed to be resident, in Canada will not be subject to taxation in Canada with respect to the disposition of their Shiningbank Units unless such Shiningbank Units constitute “taxable Canadian property” as discussed in the section above titled “MFCorp Securities Exchange”.

Any interest awarded by a court to a Dissenting Shiningbank Unitholder who is not resident, and is not deemed to be resident, in Canada, will be subject to withholding tax under the ITA at a rate of 25%, subject to a reduction in such rate under an applicable income tax convention.

Status of PrimeWest

Based on certain representations made to Counsel by or on behalf of PrimeWest, PrimeWest is a mutual fund trust for purposes of the ITA.  This summary assumes that PrimeWest will continue to qualify as a mutual fund trust for purposes of the ITA following the Effective Date and for the duration of its existence.  Should PrimeWest not qualify as a mutual fund trust, the income tax considerations applicable to PrimeWest and PrimeWest Unitholders would, in some respects, be materially different than those described in this summary.  PrimeWest is also a “registered investment” under the ITA.

Based on certain representations made to Counsel by or on behalf of PrimeWest, PrimeWest would be characterized as a “SIFT trust” and as a result would be subject to the SIFT Proposals.  The SIFT Proposals are to apply commencing January 1, 2007 for all SIFT trusts that begin to be publicly traded after October 2006 and, generally, January 1, 2011 for all SIFT trusts that were publicly traded on October 31, 2006, subject to the possibility that a SIFT trust that was publicly traded before November, 2006 may become subject to the SIFT Proposals before January 1, 2011 if it experiences growth, other than “normal growth”, before then.  On December 15, 2006, the Department of Finance issued guidelines with respect to what is meant by “normal growth” in this context (the “Guidelines”).  Of particular significance to PrimeWest in the context of the Arrangement are the following:

(i)

for the period from November 1, 2006 to December 31, 2007, a SIFT trust is permitted a “safe harbour” equity growth of 40%, measured by reference to the aggregate market capitalization, as at the end of trading on October 31, 2006, of the SIFT trust’s issued and outstanding publicly-traded units (not including convertible debt, options or other interests that are convertible into or exchangeable for units), and for each of calendar 2008, 2009 and 2010, an additional safe harbour amount equal to 20% of that October 31, 2006 market capitalization;

(ii)

replacing debt of PrimeWest that was outstanding as of October 31, 2006 with new equity will not be considered growth; and

(iii)

mergers of SIFT trusts are not considered growth, therefore the merger of PrimeWest and Shiningbank pursuant to the Arrangement will not be considered “growth” of PrimeWest.

Following the Arrangement, it may be possible for PrimeWest to increase the "safe harbour" amounts that would have been available to it had the merger not occurred (i.e. based on PrimeWest's market capitalization as of October 31, 2006) by the safe harbour amounts that would have been available to Shiningbank had the merger not occurred (i.e. based on Shiningbank's market capitalization as of October 31, 2006).  However, the guidelines are not clear on this point and Counsel does not express any opinion in this regard.

According to the Guidelines, new equity for these purposes includes units and debt that is convertible into units.  As of the close of trading on October 31, 2006, PrimeWest’s market capitalization (not including any securities convertible into or exchangeable for PrimeWest Units) was approximately $2.379 billion and Shiningbank’s market capitalization (not including any securities convertible into or exchangeable for Shiningbank Units) was approximately $1.689 billion.

It is assumed for the purposes of this summary that PrimeWest will not be subject to the SIFT Proposals until January 1, 2011.

Taxation of PrimeWest

Under the current provisions of the ITA, PrimeWest is subject to taxation in each taxation year on its income for the year, including net realized taxable capital gains, less the portion thereof that is paid or becomes payable in the year to PrimeWest Unitholders (whether paid in cash or PrimeWest Units) and which is deducted by PrimeWest in computing its income for the purposes of the ITA.  An amount will be considered to have become payable to a PrimeWest Unitholder in a taxation year only if it is paid in the year by PrimeWest or the PrimeWest Unitholder is entitled in that year to enforce payment of the amount.  The taxation year of PrimeWest is the calendar year.

PrimeWest will be required to include in its income for each taxation year income from net profits interests held by it, including the PrimeWest Royalty and the Shiningbank Royalties.  PrimeWest will also be required to include in its income all interest, including interest on the subordinated debt owing by PEI to PrimeWest and on the Shiningbank Managed Entities Notes, that accrues to it to the end of the year or becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding taxation year.  Provided that appropriate designations are made by PrimeWest, all dividends which would otherwise be included in its income as dividends received on shares owned by PrimeWest, including the shares of PEI, will be deemed to have been received by PrimeWest Unitholders and not to have been received by PrimeWest.

In computing its income, PrimeWest will generally be entitled to deduct reasonable administrative costs and other expenses incurred by it for the purpose of earning income.  PrimeWest will also be entitled to deduct the costs incurred by it in connection with the issuance of PrimeWest Units or debt obligations on a five-year, straight-line basis (subject to proration for short taxation years).  PrimeWest may also deduct up to 10% annually, on a declining balance basis, of its cumulative Canadian oil and gas property expense (“COGPE”) (subject to proration for short taxation years).  If PrimeWest’s cumulative COGPE is less than zero at the end of a taxation year, such negative amount must be included in PrimeWest’s income.  In that regard, PrimeWest’s cumulative COGPE will be reduced as a result of a sale of property by PEI which is subject to the PrimeWest Royalty or the Shiningbank Royalties, as the case may be, where proceeds of disposition thereof become receivable by PrimeWest (“Royalty Disposition Proceeds”).

Under the PrimeWest Trust Indenture, an amount equal to all of the royalty, net profits interest, interest and dividend income of PrimeWest for each year, together with the taxable and non-taxable portions of any capital gains realized by PrimeWest in the year (net of PrimeWest’s expenses, including interest on the PrimeWest Convertible Debentures, and amounts, if any, required to be retained to pay any tax liability of PrimeWest) will be payable to the PrimeWest Unitholders.  Royalty Disposition Proceeds will also be payable to the PrimeWest Unitholders to the extent such proceeds create a negative balance in the cumulative COGPE account of PrimeWest as at December 31 of any year.  Under the PrimeWest Indenture, net income of PrimeWest for each year will generally be paid or made payable by way of cash distributions to the PrimeWest Unitholders.  The PrimeWest Indenture also contemplates other situations in which PrimeWest may not have sufficient cash to distribute all of its net income by way of such cash distributions.  In such circumstances, such net income will be payable to the PrimeWest Unitholders in the form of additional PrimeWest Units.

Counsel has been advised that PrimeWest intends to deduct, in computing its income and taxable income for the purposes of the ITA, the full amount available for deduction in each year to the extent of its income for the year otherwise determined.  As a result of such deductions from income, it is expected that prior to January 1, 2011 PrimeWest will not be liable for any material amount of income tax under the ITA.  However, Counsel can provide no assurance in that regard.

Pursuant to the SIFT Proposals a SIFT trust (which would include PrimeWest) will be prevented from deducting any part of the amounts payable to its unitholders in respect of (i) net income from businesses it carries on in Canada; (ii) net income (other than taxable dividends) from its non-portfolio properties; and (iii) net taxable capital gains from its dispositions of non-portfolio properties.  “Non-portfolio properties” include Canadian resource properties (if at any time in a taxation year the total fair market value of the SIFT trust’s Canadian resource properties and certain other types of property is greater than 50% of the equity value of the SIFT trust) and investments in a “subject entity” (if the SIFT trust holds securities of the subject entity that have a fair market value greater than 10 percent of the subject entity’s equity value, or if the SIFT trust holds securities of the subject entity or its affiliates that have a total fair market value greater than 50% of the equity value of the SIFT trust).  A “subject entity” includes corporations resident in Canada, trusts resident in Canada, and partnerships that are “Canadian resident partnerships” as defined in the SIFT Proposals.

Under the SIFT Proposals, commencing in January 2011 (provided PrimeWest experiences only “normal growth” and no “undue expansion” before then), PrimeWest will be liable for tax at the “net corporate income tax rate” combined with the “provincial SIFT tax factor” (effectively, the federal general corporate tax rate plus 13% on account of provincial corporate tax) on all income payable to PrimeWest Unitholders which PrimeWest will not be able to deduct as a result of being characterized as a SIFT trust.   Under the SIFT Proposals, all or substantially all of PrimeWest’s assets would constitute “non-portfolio properties”, including the PrimeWest Royalty, the Shiningbank Royalties, the subordinated debt owing by PEI to PrimeWest and the Shiningbank Managed Entities Notes, with the result that all or substantially all of PrimeWest’s income that is distributed to PrimeWest Unitholders after 2010 would be subject to this new tax.

Taxation of PrimeWest Unitholders Resident in Canada

Prior to January 1, 2011, a PrimeWest Unitholder will generally be required to include in computing income for a particular taxation year of the PrimeWest Unitholder the portion of the net income of PrimeWest for a taxation year, including taxable dividends and net realized taxable capital gains, that is paid or payable to the PrimeWest Unitholder in that particular taxation year, irrespective of whether such amount is payable in cash or by the issuance of additional PrimeWest Units.  Income of a PrimeWest Unitholder from the PrimeWest Units will be considered to be income from property.  Any loss of PrimeWest for the purposes of the ITA cannot be allocated to and treated as a loss of a PrimeWest Unitholder.

Provided that appropriate designations are made by PrimeWest, such portions of its net taxable capital gains and taxable dividends as are paid or payable to a PrimeWest Unitholder will effectively retain their character as taxable capital gains and taxable dividends, respectively, and shall be treated as such in the hands of the PrimeWest Unitholder for purposes of the ITA.  See the section below titled “Taxation of Capital Gains and Capital Losses”.

Pursuant to the SIFT Proposals, and upon PrimeWest being subject to such proposals, amounts in respect of PrimeWest’s income that are paid to PrimeWest Unitholders and that are not deductible by PrimeWest as a result of PrimeWest being characterized as a SIFT trust will be treated as eligible dividends paid to the PrimeWest Unitholders by a taxable Canadian corporation.  Such deemed dividends received by an individual (other than certain trusts) will be included in computing the individual’s income for tax purposes and will be subject to the gross-up and dividend tax credit rules normally applicable to eligible dividends received from taxable Canadian corporations (including the higher dividend tax credit applicable to eligible dividends), and such deemed dividends received by a holder that is a corporation will generally be deductible in computing the corporation’s taxable income.  Certain corporations, including private corporations or subject corporations (as such terms are defined in the ITA), may be liable to pay a refundable tax under Part IV of the ITA of 33⅓% on dividends received or deemed to be received to the extent that such dividends are deductible in computing taxable income.

The non-taxable portion of net realized capital gains of PrimeWest that is paid or payable to a PrimeWest Unitholder in a year will not be included in computing the PrimeWest Unitholder’s income for the year.  Any other amount in excess of the net income of PrimeWest that is paid or payable by PrimeWest to a PrimeWest Unitholder in a year will generally not be included in the PrimeWest Unitholder’s income for the year.  However, where such an amount is paid or payable to a PrimeWest Unitholder, other than as proceeds of disposition of PrimeWest Units or fractions thereof, the adjusted cost base of the PrimeWest Units held by such PrimeWest Unitholder will generally be reduced by such amount.  To the extent that the adjusted cost base to a PrimeWest Unitholder of a PrimeWest Unit is less than zero at any time in a taxation year, such negative amount will be deemed to be a capital gain of the PrimeWest Unitholder from the disposition of the PrimeWest Unit in that year.  The amount of such capital gains will be added to the adjusted cost base of such PrimeWest Unit.  The tax consequences to a PrimeWest Unitholder of receiving amounts in excess of PrimeWest’s net income for a taxation year are not expected to change under the SIFT Proposals.

Upon the disposition or deemed disposition by a PrimeWest Unitholder of a PrimeWest Unit, whether on redemption or otherwise, the PrimeWest Unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition are greater (or less) than the aggregate of the PrimeWest Unitholder’s adjusted cost base of the PrimeWest Unit and any reasonable costs of disposition.

Where the redemption price for PrimeWest Units is paid by the distribution of property other than cash, or the issuance of notes, to the redeeming Unitholder, the proceeds of disposition will generally be equal to the fair market value of the property so transferred or the notes so issued.  The adjusted cost base of any property so distributed or notes so issued to a PrimeWest Unitholder by PrimeWest upon a redemption of PrimeWest Units will be equal to the fair market value of such property or notes at the time of the distribution or issuance, as the case may be, less, in the case of any such distributed or issued property that is notes, any accrued interest thereon.  Such a PrimeWest Unitholder will be required to include in income interest on any notes (including interest that had accrued to the date of acquisition of such notes) in accordance with the provisions of the ITA.  To the extent that a PrimeWest Unitholder is required to include in income any interest that had accrued to the date of the acquisition of the notes, an offsetting deduction may be available.

Taxation of Capital Gains and Capital Losses

One half of any capital gain realized by a PrimeWest Unitholder on a disposition or deemed disposition of PrimeWest Units, and the amount of any net taxable capital gains designated by PrimeWest in respect of a PrimeWest Unitholder, will be included in the PrimeWest Unitholder’s income under the ITA in the year of disposition or designation, as the case may be, as a taxable capital gain.  One half of any capital loss (an “allowable capital loss”) realized by a PrimeWest Unitholder upon a disposition or deemed disposition of PrimeWest Units may be deducted against any taxable capital gains realized by the PrimeWest Unitholder in the year of disposition.  To the extent that the PrimeWest Unitholder’s allowable capital losses exceed the PrimeWest Unitholder’s taxable capital gains for the year, the excess may be carried over and applied against taxable capital gains in any of the three preceding taxation years or in any subsequent taxation year, to the extent and under the circumstances described in the ITA.

Taxable capital gains realized by a PrimeWest Unitholder that is an individual may give rise to minimum tax depending on such PrimeWest Unitholder’s circumstances.  A PrimeWest Unitholder that is a “Canadian-controlled private corporation” as defined in the ITA may be liable to pay additional refundable tax on certain investment income, including taxable capital gains, but excluding certain income distributed from PrimeWest Trust which is deemed to be income from property.  PrimeWest Unitholders to whom these rules might apply should consult their own tax advisors.

Taxation of Tax Exempt Unitholders

Subject to the specific provisions of any particular plan, and provided that PrimeWest continues to qualify as a “mutual fund trust” for the purposes of the ITA, the PrimeWest Units will be qualified investments for trusts governed by RRSPs, RRIFs, RESPs and DPSPs.  Such plans will generally not be liable for tax in respect of any distributions received from PrimeWest or any capital gain realized on the disposition of any PrimeWest Units.

RRSPs, RRIFs, RESPs and DPSPs should contact their own tax advisors with regard to the acquisition of property other than cash on the redemption of PrimeWest Units to determine whether such property constitutes a qualified investment for such plans having regard to their own circumstances.  Certain negative tax consequences may arise where an RRSP, RRIF, RESP or DPSP acquires or holds a non-qualified investment.

Taxation of Unitholders who are Non-Residents of Canada

Where PrimeWest makes distributions to a PrimeWest Unitholder who is not, and is not deemed to be, resident in Canada for purposes of the ITA (a “Non-Resident Unitholder”) the same general considerations as those discussed above with respect to a PrimeWest Unitholder who is resident in Canada will apply, except that any distribution of income of PrimeWest to a Non-Resident Unitholder will be subject to Canadian withholding tax at the rate of 25% unless such rate is reduced under the provisions of a tax treaty or convention between Canada and the Unitholder’s jurisdiction of residence.  Non-Resident Unitholders who are residents of the United States for purposes of the Canada-United States Tax Convention will generally be entitled to have the rate of withholding reduced to 15% of the amount of any income distributed.

Under the SIFT Proposals, commencing in 2011, all or a portion of such distributions will instead be deemed to be taxable dividends and as such will similarly be subject to Canadian withholding tax at the rate of 25%, unless such rate is reduced under the provisions of a tax treaty between Canada and the Non-Resident Unitholder’s jurisdiction of residence.  A Non-Resident Unitholder who is a resident of the United States and who is entitled to claim the benefit of the Canada – United States Tax Convention generally will be entitled to have the rate of such withholding reduced to 15%, and to nil for certain U.S. tax exempt holders.

The portion of any distribution by PrimeWest to a Non-Resident Unitholder which is not otherwise subject to tax under Part I of the ITA or withholding tax under Party XIII of the ITA will generally be subject to a special Canadian withholding tax of 15%.  If a subsequent disposition of a PrimeWest Unit results in a capital loss to a Non-Resident Unitholder, a refund of this 15% Canadian withholding tax is available in limited circumstances, subject to the filing of a special Canadian tax return.

A disposition or deemed disposition of PrimeWest Units by a Non-Resident Unitholder will not give rise to a capital gain that is subject to tax under the ITA provided that the PrimeWest Units held by the Non-Resident Unitholder are not “taxable Canadian property” for the purposes of the ITA.  PrimeWest Units will generally not constitute taxable Canadian property to a Non-Resident Unitholder unless: (i) the Non-Resident Unitholder uses or holds, or is deemed to use or hold, the PrimeWest Units in, or in the course of, carrying on a business in Canada; (ii) the Non-Resident Unitholder is an insurer and the PrimeWest Units are “designated insurance property” of the Non-Resident Unitholder for purposes of the ITA; (iii) at any time during the 60 month period immediately preceding the Effective Date, the PrimeWest Unitholder, persons with whom the PrimeWest Unitholder did not deal at arm’s length (within the meaning of the ITA), or the PrimeWest Unitholder together with such persons, owned more than 25% of the issued PrimeWest Units; or (iv) PrimeWest is not a “mutual fund trust” as defined in the ITA on the Effective Date.

Interest paid or credited by PrimeWest to a Non-Resident Unitholder on any notes received by the Non-Resident Unitholder on a redemption of PrimeWest Units will be subject to Canadian withholding tax at a rate of 25%, subject to a reduction in such rate under an applicable tax treaty or convention.  Such rate is generally reduced to 10% in the case of any such interest paid to a Non-Resident Unitholder who is a resident of the United States for the purposes of the Canada – United States Tax Convention.  Under certain Proposed Amendments, interest paid by PrimeWest to persons who are not resident in Canada for purposes of the ITA and who deal at arm’s length (within the meaning of the ITA) with PrimeWest would no longer be subject to Canadian withholding tax.  Such Proposed Amendments are to be effective beginning January 1 of the calendar year following the year in which certain proposed amendments to the Canada – United States Tax Convention, which Counsel understands are still being negotiated, are finalized.  It is not certain at this time if or when such Proposed Amendments will be effective.

Non-Resident Unitholders are urged to consult their own tax advisors having regard to their own particular circumstances.

Non-Resident Unitholders who are resident in the United States should refer to the section titled “The Arrangement - United States Federal Income Tax Considerations” for commentary which is specific to their jurisdiction.

United States Federal Income Tax Considerations

The following is a summary of the anticipated material U.S. federal income tax consequences to U.S. Holders, as defined below, of Shiningbank Units arising from and relating to the Arrangement and the ownership and disposition of PrimeWest Units received pursuant to the Arrangement.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the Arrangement or the ownership and disposition of PrimeWest Units received pursuant to the Arrangement.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder of the Arrangement and the ownership and disposition of PrimeWest Units received pursuant to the Arrangement.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  U.S. Holders should consult their own tax advisors regarding the U.S. federal income, U.S. state and local, and non-U.S. tax consequences of the Arrangement and the ownership and disposition of PrimeWest Units received pursuant to the Arrangement.

This summary assumes that Shiningbank and PrimeWest each are classified as foreign corporations for U.S. federal income tax purposes (even though they are organized as unincorporated open-end investment trusts under Canadian law) and uses terminology consistent with this corporate classification, including references to “dividends” and “earnings and profits.” In addition, this summary assumes that Shiningbank (and its predecessors) has not been a passive foreign investment company (“PFIC”) at any time prior to the Effective Date.  If Shiningbank (or any of its predecessors) was determined to be a PFIC at any time during a U.S. Holder’s holding period with respect to Shiningbank Units (or units of any predecessor to Shiningbank), then such U.S. Holder generally would be subject to adverse and complex U.S. federal income tax consequences under the PFIC rules (including rules that would generally require such U.S.  Holder to recognize gain for U.S. federal income tax purposes in connection with the exchange of any such Shiningbank Units for PrimeWest Units pursuant to the Arrangement), which are not described in this summary.  Accordingly, each U.S. Holder should consult its own tax advisor regarding the potential classification of Shiningbank as a PFIC and how the PFIC rules would affect the U.S. federal income tax consequences of the Arrangement to such U.S. Holder.

U.S. Treasury Circular 230 Notice: To ensure compliance with requirements imposed by the IRS, you are hereby notified that: (a) any discussion of U.S. federal tax issues in this document is not intended or written by us to be relied upon, and cannot be relied upon by you, for the purpose of avoiding penalties that may be imposed on you under the U.S.  Internal Revenue Code; (b) such discussion is written in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) you should seek advice based on your particular circumstances from an independent tax advisor.

Scope of This Summary

Authorities

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), final and temporary Treasury Regulations promulgated thereunder, administrative pronouncements or practices, judicial decisions, and the Income Tax Convention between the United States and Canada (the “Tax Convention”), all as of the date hereof.  Future legislative, judicial, or administrative modifications, revocations, or interpretations, which may or may not be retroactive, may result in U.S. federal income tax consequences significantly different from those discussed herein.  This summary is not binding on the Internal Revenue Service (the “IRS”) or the U.S. courts, and no assurance can be given that the conclusions reached in this summary will not be challenged by the IRS or will be sustained by a U.S. court if so challenged.  In addition, Shiningbank and PrimeWest have not requested, and do not intend to request, a ruling from the IRS regarding any of the U.S. federal income tax consequences of either the Arrangement or the ownership and disposition of PrimeWest Units received pursuant to the Arrangement.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Shiningbank Units (or, following the completion of the Arrangement, a beneficial owner of PrimeWest Units received pursuant to the Arrangement) that is (a) a citizen or an individual resident of the United States for U.S. federal income tax purposes, (b) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or any political subdivision thereof, including the States and the District of Columbia, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (d) a trust which (i) is subject to the primary jurisdiction of a court within the United States and for which one or more U.S. persons have authority to control all substantial decisions, or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) beneficially owns Shiningbank Units (or, following the completion of the Arrangement, PrimeWest Units), the U.S. federal income tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership.  Partners in a partnership that beneficially owns Shiningbank Units (or, following the completion of the Arrangement, PrimeWest Units) should consult their own tax advisors as to the U.S. federal income, U.S. state and local, and non-U.S. tax consequences of the Arrangement and the ownership and disposition of PrimeWest Units received pursuant to the Arrangement.

Non-US. Holders

A “non-U.S. Holder” is a beneficial owner of Shiningbank Units (or, following the completion of the Arrangement, a beneficial owner of PrimeWest Units received pursuant to the Arrangement) other than a U.S. Holder.  This summary does not address the U.S. federal income tax consequences to non-U.S. Holders of the Arrangement or the ownership and disposition of PrimeWest Units received pursuant to the Arrangement.  Accordingly, non-U.S. Holders should consult their own tax advisors regarding the U.S. federal income, U.S. state and local, and non-U.S. tax consequences (including the potential application and operation of any income tax treaties) of the Arrangement and the ownership and disposition of PrimeWest Units received pursuant to the Arrangement.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences to certain categories of U.S.  Holders subject to special rules, including U.S. Holders that are (a) banks, financial institutions, or insurance companies, (b) regulated investment companies or real estate investment trusts, (c) brokers or dealers in securities or currencies or traders in securities or currencies that elect to apply a mark-to-market accounting method, (d) tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts, (e) holders that own Shiningbank Units (or, following the completion of the Arrangement, holders that will own PrimeWest Units) as part of a straddle, hedge, constructive sale, conversion transaction, or other integrated investment, (f) holders that acquired Shiningbank Units (or, following the completion of the Arrangement, holders that acquire PrimeWest Units) in connection with the exercise of employee stock options, pursuant to the Shiningbank RUP or otherwise as compensation for services, (g) holders that have a “functional currency” other than the U.S. dollar, (h) holders that are liable for the “alternative minimum tax” under the Code, (i) holders that hold Shiningbank Units (or, following the completion of the Arrangement, holders that will hold PrimeWest Units) other than as a capital asset within the meaning of Section 1221 of the Code, (j) holders that own or have owned directly, indirectly, or constructively 5 percent or more, by voting power or value, of the outstanding equity interests of Shiningbank (or, following the completion of the Arrangement, holders that will own directly, indirectly, or constructively 5 percent or more, by voting power or value, of the outstanding equity interests of PrimeWest), (k) holders that exercise Dissent Rights in connection with the Arrangement, or (l) U.S. expatriates. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal income, U.S. state and local, and non-U.S. tax consequences of the Arrangement and the ownership and disposition of PrimeWest Units received pursuant to the Arrangement.

U.S. Federal Income Tax Consequences of the Arrangement

The following discussion is a summary of the U.S. federal income tax consequences of the Shiningbank Exchange (as defined below) to U.S. Holders.  This summary does not address the U.S. federal income tax consequences of transactions entered into prior to, concurrently with, or subsequent to the Arrangement other than the Shiningbank Exchange, regardless of whether any such transaction is undertaken in connection with the Arrangement.  For purposes of this summary, the “Shiningbank Exchange” means (a) the transfer of the Shiningbank Assets to PrimeWest in exchange for PrimeWest Units and PrimeWest Special Units and the assumption by PrimeWest of the Shiningbank Assumed Liabilities (followed by the liquidation of Shiningbank pursuant to the Arrangement), (b) the transfer by the Shiningbank Unitholders of 99% of their Shiningbank Units to MFCorp in exchange for MFCorp Special Shares, (c) the redemption by Shiningbank of the remaining 1% of the Shiningbank Units held by the Shiningbank Unitholders in exchange for PrimeWest Units, and (d) the redemption by MFCorp of the MFCorp Special Shares from the former Shiningbank Unitholders in exchange for PrimeWest Units (followed by the liquidation of MFCorp pursuant to the Arrangement).

The Shiningbank Exchange as a Tax-Deferred Reorganization

Although there is no direct legal authority that addresses the proper treatment of the Shiningbank Exchange for U.S. federal income tax purposes and, as a result, the treatment of the Shiningbank Exchange for these purposes is subject to significant uncertainty, subject to the application of the Boot Limitation Rule discussed below, the parties intend to take the position that the Shiningbank Exchange will qualify as a tax-deferred reorganization under Section 368(a)(1) of the Code (a “Reorganization”).  This position is based, in part, on treating the various transactions that constitute the Shiningbank Exchange as a single, integrated transaction for U.S. federal income tax purposes.  However, as indicated above, there is no direct authority that addresses the treatment of the Shiningbank Exchange, including whether it will be treated as a single, integrated transaction, for these purposes.  In addition, the Shiningbank Exchange will be effected under applicable provisions of Canadian law, which are technically different from analogous provisions of U.S. law.  There can be no assurance that the IRS will not challenge the qualification of the Shiningbank Exchange as a Reorganization or that, if challenged, a U.S. court would not agree with the IRS.  Neither Shiningbank nor PrimeWest intend to seek a ruling from the IRS regarding the U.S. federal income tax consequences of the Shiningbank Exchange.

If PrimeWest exchanges cash or property (in addition to PrimeWest Units) for assets of Shiningbank pursuant to the Arrangement, assuming all other applicable requirements are met, the Shiningbank Exchange would qualify as a Reorganization only if PrimeWest acquired pursuant to the Arrangement, solely for PrimeWest Units, assets of Shiningbank having a fair market value, as of the Effective Time, equal to at least eighty percent (80%) of the fair market value, as of the Effective Time, of the total assets of Shiningbank (the “Boot Limitation Rule”).  Pursuant to the Boot Limitation Rule, the sum of the following amounts may not exceed twenty percent (20%) of the fair market value, as of the Effective Time, of the total assets of Shiningbank: (a) cash or property (other than PrimeWest Units) paid, directly or indirectly, by PrimeWest to Shiningbank or Shiningbank Unitholders in any transaction that is undertaken in connection with the Arrangement; (b) cash paid, directly or indirectly, by PrimeWest to Shiningbank Unitholders that exercise Dissent Rights; (c) the liabilities of Shiningbank assumed by PrimeWest (including any options, warrants, or other rights to acquire Shiningbank Securities) plus the liabilities to which the assets of Shiningbank that are acquired by PrimeWest are subject; (d) the liabilities of Shiningbank affiliates assumed by PrimeWest in connection with the Arrangement; and (e) any amounts loaned by PrimeWest (or any of its affiliates) to Shiningbank (or any of its affiliates) in connection with the Arrangement.  If the Boot Limitation Rule were determined to apply to the Shiningbank Exchange, it is expected that the Shiningbank Exchange would not qualify as a Reorganization.  The parties believe that the Boot Limitation Rule does not apply to the Shiningbank Exchange.  U.S. Holders are urged to consult their own tax advisors regarding the applicability of the Boot Limitation Rule to the Shiningbank Exchange.

If the Shiningbank Exchange qualifies as a Reorganization, the following U.S. federal income tax consequences would generally result to U.S. Holders:

(a)

no gain or loss would be recognized by a U.S. Holder upon the exchange of Shiningbank Units for PrimeWest Units pursuant to the Arrangement;

(b)

the tax basis of a U.S. Holder in the PrimeWest Units acquired in exchange for Shiningbank Units pursuant to the Arrangement would be equal to such U.S. Holder’s tax basis in the Shiningbank Units exchanged; and

(c)

the holding period of a U.S. Holder for the PrimeWest Units acquired in exchange for Shiningbank Units pursuant to the Arrangement would include such U.S. Holder’s holding period for the Shiningbank Units exchanged.

In addition, U.S. Holders that exchange Shiningbank Units for PrimeWest Units pursuant to the Arrangement generally would be required to report certain information to the IRS on their U.S. federal income tax returns for the taxable year in which the Arrangement occurs and to retain certain records related to the Arrangement.  Each U.S. Holder should consult its own tax advisor regarding its information reporting and record retention responsibilities in connection with the Arrangement.

The Shiningbank Exchange as a Taxable Transaction

If the Shiningbank Exchange does not qualify as a Reorganization, the following U.S. federal income tax consequences would generally result to U.S. Holders:

(a)

a U.S. Holder would recognize gain or loss in an amount equal to the difference, if any, between 1) the fair market value of the PrimeWest Units received in exchange for Shiningbank Units pursuant to the Arrangement and 2) the tax basis of such U.S. Holder in the Shiningbank Units exchanged;

(a)

the tax basis of a U.S. Holder in the PrimeWest Units received in exchange for Shiningbank Units pursuant to the Arrangement would be equal to the fair market value of such PrimeWest Units on the Effective Date; and

(b)

the holding period of a U.S. Holder for the PrimeWest Units received in exchange for Shiningbank Units pursuant to the Arrangement would begin on the day after the Effective Date.

The gain or loss described in clause  immediately above generally will be capital gain or loss and will be long-term capital gain or loss if such Shiningbank Units are held for more than one year at the time of the Shiningbank Exchange.  Long-term capital gains of non-corporate U.S. Holders are currently subject to a maximum U.S. federal income tax rate of fifteen percent (15%).  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to complex limitations under the Code.  Gains or losses, if any, realized by a U.S. Holder in connection with the Arrangement generally will be treated as having a source within the United States.

The Ownership and Disposition of PrimeWest Units

Distributions With Respect to PrimeWest Units

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the PrimeWest Units generally will be required to include the amount of such distribution (including the amount of any Canadian income tax withheld) in gross income as a dividend to the extent of the current or accumulated “earnings and profits” of PrimeWest as determined under U.S. federal income tax principles.  Any such dividend paid before January 1, 2011 generally may qualify for the reduced U.S. federal income tax rates applicable to “qualified dividend income” if (a) PrimeWest is eligible for the benefits of the Tax Convention or the PrimeWest Units are readily tradable on an established securities market in the U.S., (b) PrimeWest is not a “passive foreign investment company” (a “PFIC”) for the taxable year in which the dividend is paid or the preceding taxable year, as discussed below, (c) the U.S. Holder is an individual, estate, or trust that satisfies certain holding period requirements with respect to the PrimeWest Units, and (d) the U.S. Holder does not treat the dividend as “investment income” for purposes of the investment interest deduction rules.  Any such dividend will not be eligible for the “dividends received deduction” generally allowed to a U.S. corporation on dividends received from a domestic corporation.  A distribution in excess of the current and accumulated “earnings and profits” of PrimeWest will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the PrimeWest Units and, (b) thereafter, as gain from the sale or exchange of the PrimeWest Units.  Generally, distributions with respect to the PrimeWest Units will be treated as foreign-source income for foreign tax credit purposes.  As described below in “Other Considerations - Foreign Tax Credits”, any tax withheld by Canadian tax authorities may be claimed as a foreign tax credit against a U.S. Holder’s U.S. federal tax liability or as a deduction for U.S. federal income tax purposes, subject to a number of complicated requirements and limitations.

Dispositions of PrimeWest Units

Except as described below in respect of certain redemption transactions, a U.S. Holder generally would recognize gain or loss on the sale or other taxable disposition of PrimeWest Units in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the PrimeWest Units sold or otherwise disposed of.  Such gain or loss generally will be a capital gain or loss, which will be long-term capital gain or loss if such PrimeWest Units are held for more than one year at the time of such sale, exchange, or other disposition.  Long-term capital gains of non-corporate taxpayers, including individuals, estates, and trusts, derived with respect to a sale, exchange, or other disposition of PrimeWest Units are currently subject to a maximum U.S. federal income tax rate of 15% for taxable years before 2011.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to complex limitations under the Code.  Any gain or loss recognized by a U.S. Holder will generally be treated as having a source within the United States.

In certain circumstances, amounts received by a U.S. Holder upon the redemption by PrimeWest of PrimeWest Units may be treated as a distribution under Section 301 of the Code, rather than as a payment in exchange for PrimeWest Units that results in the recognition of capital gain or loss, as described above.  In these circumstances, the redemption payment would be included in gross income as a dividend to the extent that such payment is made out of the current or accumulated “earnings and profits” of PrimeWest.  The determination of whether a redemption of PrimeWest Units will be treated as a distribution under Section 301 of the Code, rather than as a payment in exchange for PrimeWest Units, will depend upon whether and to what extent the redemption reduces the U.S. Holder’s percentage ownership interest in PrimeWest.  This summary does not address the U.S. federal income tax consequences applicable to a U.S. Holder of the redemption by PrimeWest of PrimeWest Units for consideration other than cash.  The rules applicable to redemptions are complex, and each U.S. Holder should consult its own tax advisor to determine whether in the U.S. Holder’s own particular case a redemption of PrimeWest Units will be treated as a distribution under Section 301 of the Code or as a payment in exchange for the PrimeWest Units.

Passive Foreign Investment Company Status of PrimeWest

The preceding sections of this summary assume that PrimeWest will not be a PFIC for the taxable year that includes the day after the Effective Date or for any subsequent taxable year.  Shiningbank and PrimeWest expect that PrimeWest will not be a PFIC for the taxable year that includes the day after the Effective Date or for any subsequent taxable year.  Whether PrimeWest will be a PFIC for the taxable year that includes the day after the Effective Date, or for any subsequent taxable year, will depend on the assets and income of PrimeWest over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Information Circular.  Accordingly, there can be no assurance that PrimeWest will not be considered a PFIC for the taxable year that includes the day after the Effective Date or for any subsequent taxable year.

PrimeWest generally would be a PFIC for a taxable year if (a) 75% or more of the gross income of PrimeWest for such taxable year is passive income or (b) 50% or more of the assets held by PrimeWest either produce passive income or are held for the production of passive income, based on the fair market value of such assets.  “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  However, for transactions entered into after December 31, 2004, active business gains arising from the sale of commodities generally are excluded from “passive income” if substantially all of a foreign corporation’s commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under Section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business.

In the event that PrimeWest were a PFIC, U.S. Holders of PrimeWest Units generally would be subject to adverse and complex U.S. federal income tax consequences under the PFIC rules, which are not described in this summary.  Accordingly, each U.S. Holder should consult its own tax advisor regarding the potential classification of PrimeWest as a PFIC and how the PFIC rules would affect the U.S. federal income tax consequences of the ownership and disposition of PrimeWest Units.

Other Considerations

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the Arrangement or in connection with the ownership or disposition of PrimeWest Units may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source”.  Generally, dividends paid by a foreign corporation will be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder will be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty.  However, the amount of a distribution with respect to the PrimeWest Units that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder.  In addition, this limitation is calculated separately with respect to specific categories of income.  Dividends generally will be “passive category income” or, in certain cases, “general category income” for purposes of computing the foreign tax credit allowable to a U.S. Holder (U.S. Holders with tax years beginning before January 1, 2007 should consult their own tax advisor regarding applicable limitations).  In addition, special foreign tax credit rules apply to a U.S. Holder that receives “qualified dividend income” that is subject to reduced U.S. federal income tax rates.  The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of the foreign tax credit rules to them.

Receipt of Foreign Currency

The amount of any distribution with respect to the PrimeWest Units paid in Canadian dollars generally will be equal to the U.S. dollar value of such Canadian dollars based on the exchange rate applicable on the date of receipt (regardless of whether such Canadian dollars are converted into U.S. dollars at that time).  A U.S. Holder that receives a distribution in Canadian dollars and converts such Canadian dollars into U.S. dollars at a conversion rate other than the rate in effect on the date of receipt would have a foreign currency exchange gain or loss, which generally would be treated as U.S. source ordinary income or loss.

The amount realized by a cash basis U.S. Holder that receives Canadian dollars in connection with the sale, exchange, or other taxable disposition of PrimeWest Units, generally will be based on the U.S. dollar value of the Canadian dollars received as determined on the settlement date of the exchange.  If such U.S. Holder converts such Canadian dollars into U.S. dollars at a conversion rate other than the rate in effect on the date of receipt, the U.S Holder would have a foreign currency exchange gain or loss.  An accrual basis U.S. Holder may elect to apply the same treatment as a cash basis U.S. Holder, provided that the election is applied consistently from year to year.  This election may not be changed without the consent of the IRS.  If an accrual basis U.S. Holder does not elect to apply the same treatment as a cash basis U.S. Holder, such accrual basis U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the Canadian dollars received prevailing on the date of the exchange and the date of payment, which generally would be treated as U.S. source ordinary income or loss.

Each U.S. Holder should consult its own tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Information Reporting; Backup Withholding Tax

Payments made within the United States, or by a U.S. payor or U.S. middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of Shiningbank Units or PrimeWest Units generally will be subject to information reporting and backup withholding tax, currently at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to report properly items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.  Backup withholding is not an additional U.S. federal income tax.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded to the extent it exceeds such liability, if such U.S. Holder furnishes required information to the IRS.  A U.S. Holder that does not provide a correct U.S. taxpayer identification number may be subject to penalties imposed by the IRS.  Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding tax rules.

Right to Dissent

The following description of the right to dissent and appraisal to which Registered Holders (collectively, “Dissenting Securityholders”) are entitled is not a comprehensive statement of the procedures to be followed by a Dissenting Securityholder who seeks payment of the fair value of such Dissenting Securityholder’s Securities and is qualified in its entirety by the reference to the full text of the Interim Order, which is attached to this Information Circular as Appendix C, and the text of Section 191 of the ABCA, which is attached to this Information Circular as Appendix H.  A Dissenting Securityholder who intends to exercise the right to dissent and appraisal should carefully consider and comply with the provisions of the ABCA, as modified by the Interim Order.  Failure to strictly comply with the provisions of that section, as modified by the Interim Order, and to adhere to the procedures established therein, may result in the loss of all rights thereunder.

The Court hearing the application for the Final Order has the discretion to alter the rights of dissent described herein based on the evidence presented at such hearing.  Subject to certain insolvency tests as described below, and pursuant to the Interim Order, Dissenting Securityholders are entitled, in addition to any other right such Dissenting Securityholders may have, to dissent and to be paid by PrimeWest or Shiningbank, as the case may be, the fair value of the Securities held by such Dissenting Securityholders in respect of which such Dissenting Securityholders dissent, determined as of the close of business on the last Business Day before the day on which the Arrangement Resolution from which such Dissenting Securityholders dissent were adopted.  A Dissenting Securityholder may dissent only with respect to all of the Securities held by such Dissenting Securityholder or on behalf of any one beneficial owner and registered in the Dissenting Securityholder’s name.  Only Registered Holders may dissent.  Persons who are beneficial owners of Securities registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent, should be aware that they may only do so through the registered owner of such Securities.  A Registered Holder, such as a broker, who holds Securities as nominee for beneficial holders, some of whom wish to dissent, must exercise dissent rights on behalf of such beneficial owners with respect to all of the Securities held for such beneficial owners.  In such case, the demand for dissent should set forth the number of Securities covered by it.

Dissenting PrimeWest Securityholders must provide written objection to the PrimeWest Arrangement Resolution to PrimeWest c/o Stikeman Elliott LLP, 4300 Bankers Hall West, 888 – 3rd Street S.W., Calgary, Alberta T2P 5C5 Attention: Luigi A. Cusano by 4:00 p.m. on the Business Day immediately preceding the date of the PrimeWest Meeting.  Dissenting Shiningbank Securityholders must provide a written objection to the Shiningbank Arrangement Resolution to Shiningbank c/o Gowling Lafleur Henderson LLP, 1400 Scotia Centre, 700 – 2nd Street S.W., Calgary, Alberta T2P 4V5, Attention:  Geoffrey D. Holub by 4:00 p.m. on the Business Day immediately preceding the date of the Shiningbank Meeting.  No Securityholder who has voted in favour of the applicable Arrangement Resolution shall be entitled to dissent with the respect to the Arrangement.

An application may be made to the Court by PrimeWest for PrimeWest Securities and Shiningbank for Shiningbank Securities or by a Dissenting Securityholder, after the adoption of the Arrangement Resolutions, to fix the fair value of the Dissenting Securityholder’s Securities.  If such an application is made to the Court by PrimeWest, Shiningbank or a Dissenting Securityholder, PrimeWest or Shiningbank, as the case may be, must, unless the Court otherwise orders, send to each Dissenting Securityholder a written offer to pay the Dissenting Securityholder an amount considered by the PrimeWest Board of Directors or the Shiningbank Board of Directors, as applicable, to be the fair value of the Securities, as applicable.  The offer, unless the Court otherwise orders, will be sent to each Dissenting Securityholder at least 10 days before the date on which the application is returnable, if PrimeWest or Shiningbank is the applicant, or within 10 days after PrimeWest or Shiningbank, as the case may be, is served with notice of the application, if a Dissenting Securityholder is the applicant.  The offer will be made on the same terms to each Dissenting Securityholder and will be accompanied by a statement showing how the fair value was determined.

A Dissenting Securityholder may make an agreement with PrimeWest or Shiningbank, as the case may be, for the purchase of such holder’s Securities in the amount of the offer made by PrimeWest or Shiningbank, as the case may be, or otherwise, at any time before the Court pronounces an order fixing the fair value of the Securities.

A Dissenting Securityholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application or appraisal.  On the application, the Court will make an order fixing the fair value of the Securities, as applicable, of all Dissenting Securityholders who are parties to the application, giving judgment in that amount against PrimeWest or Shiningbank, as the case may be, and in favour of each of those Dissenting Securityholders, and fixing the time within which PrimeWest or Shiningbank, as the case may be, must pay that amount to the Dissenting Securityholders.  The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Securityholder calculated from the date on which the Dissenting Securityholder ceases to have any rights as a Securityholder, until the date of payment.

On the Arrangement becoming effective, or upon the making of an agreement between PrimeWest or Shiningbank, as the case may be, and the Dissenting Securityholder as to the payment to be made by PrimeWest or Shiningbank, as the case may be, to the Dissenting Securityholder, or upon the pronouncement of a Court order, whichever first occurs, the Dissenting Securityholder will cease to have any rights as a Securityholder other than the right to be paid the fair value of such holder’s Securities, in the amount agreed to between PrimeWest or Shiningbank, as the case may be, and the Dissenting Securityholder or in the amount of the judgment, as the case may be.  Until one of these events occurs, the Dissenting Securityholder may withdraw the Dissenting Securityholder’s dissent, or if the Arrangement has not yet become effective, PrimeWest or Shiningbank may rescind the applicable Arrangement Resolution, and in either event the dissent and appraisal proceedings in respect of that Dissenting Securityholder will be discontinued.

PrimeWest and Shiningbank shall not make a payment to a Dissenting Securityholder in accordance with Section 191 of the ABCA if there are reasonable grounds for believing that PrimeWest or Shiningbank, as the case may be, is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of the assets of PrimeWest or Shiningbank, as the case may be, would thereby be less than the aggregate of its liabilities.  In such event, PrimeWest or Shiningbank, as the case may be, shall notify each Dissenting Securityholder that it is unable lawfully to pay Dissenting Securityholders for their Securities, as applicable, in which case the Dissenting Securityholder may, by written notice to PrimeWest or Shiningbank, as the case may be, within 30 days after receipt of such notice, withdraw such holder’s written objection, in which case PrimeWest or Shiningbank, as the case may be, shall be deemed to consent to the withdrawal and such Dissenting Securityholder shall be reinstated with full rights as a Securityholder, failing which such Dissenting Securityholder retains status as a claimant against PrimeWest or Shiningbank, as the case may be, to be paid as soon as PrimeWest or Shiningbank, as the case may be, is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of PrimeWest or Shiningbank, as the case may be, but in priority to its Unitholders.

All Securities held by Dissenting Securityholders who exercise their right to dissent will, if the holders are ultimately entitled to be paid the fair value thereof, be deemed to be transferred to PrimeWest or Shiningbank, as the case may be, and cancelled in exchange for such fair value or will, if such Dissenting Securityholders ultimately are not so entitled to be paid the fair value thereof, be deemed to (i) have their PrimeWest Units returned to them, in the case of Dissenting PrimeWest Unitholders, or (ii) have their Shiningbank Securities changed into PrimeWest Units on the same basis as all other Shiningbank Securityholders pursuant to the Arrangement, in the case of the Dissenting Shiningbank Securityholders.

The above summary does not purport to provide a comprehensive statement of the procedures to be followed by a Dissenting Securityholder who seeks payment of the fair value of their Securities.  Section 191 of the ABCA, as modified by the Interim Order, requires adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder.  Accordingly, each Dissenting Securityholder who might desire to exercise the right to dissent and appraisal should carefully consider and comply with the provisions of that section, the full text of which is set out in Appendix H to this Information Circular and consult its own legal advisor.

The Arrangement Agreement provides that, unless otherwise waived, it is a condition to the completion of the Arrangement that, holders of not greater than 5% of the outstanding PrimeWest Securities shall have exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date and that holders of not greater than 5% of the outstanding Shiningbank Securities shall have exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date.

Interests of Certain Persons or Companies in the Matters to be Acted Upon

As at June 6, 2007, the directors and officers of PEI and their associates, as a group, beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately:  (a) 324,515 PrimeWest Units, representing approximately 0.3573% of the outstanding PrimeWest Units; (b) 147,170 PrimeWest Exchangeable Shares, representing, based on the applicable exchange ratio as at June 6, 2007, approximately 0.1091% of the outstanding PrimeWest Units; (c) 2,369,166 PrimeWest Rights, representing approximately 38.3527% of the outstanding PrimeWest Rights and exercisable into an aggregate of 417,138 PrimeWest Units; and (d) $275,000 principal amount of PrimeWest Convertible Debentures.

Immediately after giving effect to the Arrangement and assuming that: (a) no Dissent Rights are exercised; (b) no Shiningbank Units are issued pursuant to previously outstanding Shiningbank Rights; (c) none of the PrimeWest Exchangeable Shares are exchanged for PrimeWest Units; (d) none of the PrimeWest Rights are exercised into PrimeWest Units; and (e) none of the PrimeWest Convertible Debentures are converted into PrimeWest Units prior to the Effective Time, it is anticipated that the current directors and officers of PEI and their associates, as a group, would beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 314,099 PrimeWest Units (approximately 0.2176% of the outstanding PrimeWest Units).

GMP Securities L.P. and Scotia Waterous Inc. were retained by the PrimeWest Board of Directors to provide advice with respect to the Arrangement and GMP Securities L.P. and Scotia Waterous Inc. have provided the PrimeWest Fairness Opinions to the PrimeWest Board of Directors.  Each of GMP Securities L.P. and Scotia Waterous Inc. has received or will receive fees from PrimeWest for services rendered in connection with the Arrangement.

None of the principal holders of PrimeWest Units or any director or officer of PEI, or any associate or affiliate of any of the foregoing persons, has or had any material interest in any transaction since the start of PrimeWest’s last fiscal year or any proposed transaction that materially affected, or will materially affect, PrimeWest or any of its affiliates, except as disclosed above, elsewhere in this Information Circular or the Public Record of PrimeWest.

As at June 6, 2007, the directors and officers of SEL and their associates, as a group, beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 353,700 Shiningbank Units and 272,266 Shiningbank Exchangeable Shares, representing approximately 0.4% and 100% of the outstanding Shiningbank Units and Shiningbank Exchangeable Shares, respectively.

As at June 6, 2007, 2,643,729 Shiningbank Rights were outstanding.  Pursuant to the terms of the Shiningbank Rights Incentive Plan, the Arrangement will result in the early vesting of all of the Shiningbank Rights.  Holders of all outstanding Shiningbank Rights have entered into agreements that provide for the exercise, termination, expiry or surrender of such rights, including by permitting the cashless exercise of in-the-money Shiningbank Rights, conditional upon the Arrangement becoming effective.  Shiningbank and SEL shall not make any amendment to outstanding Shiningbank Rights, except to permit the early vesting of Shiningbank Rights and to cause the cancellation, termination, expiry or surrender of the Shiningbank Rights prior to the Effective Time in the manner contemplated in the preceding sentence.  The Shiningbank Lock-up Securityholders have committed pursuant to the Shiningbank Lock-up Agreements to vote the Shiningbank Securities (including any Shiningbank Units issued on the exercise of Shiningbank Rights) held by them, directly or indirectly or over which they exercised control or direction, in favour of the Shiningbank Arrangement Resolution and to otherwise support the Arrangement and other related matters to be considered at the Shiningbank Meeting.  Shiningbank Units issued upon exercise of the Shiningbank Rights will ultimately be exchanged for PrimeWest Units pursuant to the Arrangement.

The directors and executive officers of SEL who will be affected by the accelerated vesting are Messrs. Best, Clark, Fitzpatrick, Gunderson, Hodgins, Nielsen, Steckley, Gibson, Moore, Petersen and Prokopy.  As at June 6, 2007, these directors and executive officers held approximately 1,665,729 Shiningbank Rights representing approximately 63% of the number of Shiningbank Rights outstanding.

As at June 6, 2007, 122,950 Shiningbank Performance Units were outstanding under the Shiningbank PUP and 134,724 Shiningbank Restricted Units were outstanding under the Shiningbank RUP.  Pursuant to the terms of the Shiningbank PUP and the Shiningbank RUP, respectively, the maturity of all Shiningbank Performance Units and Shiningbank Restricted Units will be accelerated as a result of the Arrangement.  With respect to the Shiningbank RUP and the Shiningbank PUP, all cash payments (net of applicable withholding taxes) will be made by Shiningbank under the outstanding Shiningbank Restricted Units and the Shiningbank Performance Units on or before the Effective Time.

The directors and executive officers of SEL who will be affected by the accelerated maturity are Messrs. Best, Clark, Fitzpatrick, Gunderson, Hodgins, Nielsen, Steckley, Gibson, Moore, Petersen and Prokopy.  As at June 6, 2007, these directors and executive officers held 68,310 Shiningbank Performance Units, representing approximately 56% of the outstanding Shiningbank Performance Units, and 43,880 Shiningbank Restricted Units, representing approximately 33% of the outstanding Shiningbank Restricted Units.  Assuming a Shiningbank Unit price of $14.00, the reinvestment of distributions paid from January 1, 2007 to the Effective Time and a performance multiplier of 1.0, it is estimated that cash payments aggregating approximately $1.0 million for the Shiningbank Performance Units and $660,000 for the Shiningbank Restricted Units will be made to such directors and executive officers on or before the Effective Time.  Pursuant to the terms of the Shiningbank PUP, the performance multiplier, which is based on Shiningbank’s total unitholder return relative to a peer group of energy trusts, can range from zero to 2.0.  The actual performance will be determined based on the total unitholder return calculations for the period from January 1 to a date, as determined by the Shiningbank Board of Directors, that is not more than 30 days prior to the Effective Time.

SEL has entered into employment agreements with each of Messrs. Fitzpatrick, Gibson, Moore, Petersen and Prokopy.  The employment agreements provide that upon a “change of control”, as defined in the applicable employment agreement, then within 30 days of the earlier of (i) the date that the executive officer has been terminated without cause; (ii) the date of resignation of the executive officer (which must occur within 6 months of the change of control); or (iii) in the case of Mr. Fitzpatrick, the date the Shiningbank Administrative Services Agreement is terminated, SEL is responsible for a lump sum payment to the executive officer of 36 months of salary in the case of Mr. Fitzpatrick and 18 months salary in the case of Messrs. Gibson, Moore, Petersen and Prokopy, plus benefits applicable at the time of termination.  The Shiningbank Board of Directors has determined that the Arrangement will result in a “change of control” and result in lump sum payments aggregating approximately $2.5 million being paid to these executive officers of SEL immediately prior to the completion of the Arrangement.

Immediately after giving effect to the Arrangement and assuming that: (a) no Dissent Rights are exercised; (b) no Shiningbank Units are issued pursuant to previously outstanding Shiningbank Rights; (c) none of the PrimeWest Exchangeable Shares are exchanged for PrimeWest Units; (d) none of the PrimeWest Rights are exercised into PrimeWest Units; and (e) none of the PrimeWest Convertible Debentures are converted into PrimeWest Units prior to the Effective Time, it is anticipated that the current directors and officers of SEL and their associates, as a group, would beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 499,350 PrimeWest Units (approximately 0.35% of the outstanding PrimeWest Units).

Shiningbank retained National Bank Financial Inc. as financial advisor to Shiningbank and the Shiningbank Board of Directors with respect to the Arrangement and National Bank Financial Inc. has provided the Shiningbank Fairness Opinion to the Shiningbank Board of Directors.  National Bank Financial Inc. has received or will receive fees from Shiningbank for services rendered in connection with the Arrangement.

None of the principal holders of Shiningbank Units or any director or officer of SEL, or any associate or affiliate of any of the foregoing persons, has or had any material interest in any transaction since the start of Shiningbank’s last fiscal year or any proposed transaction that materially affected, or will materially affect, Shiningbank or any of its affiliates, except as disclosed above, elsewhere in this Information Circular or the Public Record of Shiningbank.

Expenses of the Arrangement

The estimated costs to be incurred by each of PrimeWest and Shiningbank with respect to the Arrangement and related matters including, without limitation, financial advisory, accounting and legal fees, retention, severance and similar payments, and the preparation, printing and mailing of this Information Circular and other related documents and agreements, are expected to aggregate approximately $41.4 million.

Stock Exchange Listings

It is a condition to completion of the Arrangement that the TSX shall have conditionally approved the listing of the PrimeWest Units to be issued pursuant to the Arrangement.  PrimeWest has also made application to list the MFCorp Special Shares which will ultimately be exchanged for PrimeWest Units on the TSX.  The TSX has conditionally approved the listing of the PrimeWest Units and MFCorp Special Shares to be issued pursuant to the Arrangement, subject to PrimeWest fulfilling the requirements of such exchange. PrimeWest is also required to make a supplemental application to have the PrimeWest Units to be issued pursuant to the Arrangement listed on the NYSE.

Other Regulatory Approvals

In addition to the approval of PrimeWest Securityholders, Shiningbank Securityholders and the Court, it is a condition precedent to the implementation of the Arrangement that all requisite regulatory approvals be obtained.

Competition Act Approval

The Arrangement is a “notifiable transaction” for the purposes of Part IX of the Competition Act.  Accordingly, the Arrangement may not be completed until the applicable statutory waiting period has expired unless (a) the Commissioner of Competition (the “Commissioner”) has issued an advance ruling certificate (an “ARC”) pursuant to Section 102 of the Competition Act or (b) in lieu of issuing an ARC, the Commissioner has issued a “no action” letter and waived the notification obligation under Section 113(c) of the Competition Act because substantially similar information was previously supplied in relation to a request for an ARC.

PrimeWest and Shiningbank will jointly request that the Commissioner issue an ARC under Section 102 of the Competition Act or, alternatively, a “no action” letter in respect of the Arrangement.  If the Commissioner issues an ARC, the Commissioner shall not apply to the Competition Tribunal under the merger provisions of the Competition Act in respect of the Arrangement solely on the basis of information that is the same or substantially the same as the information on the basis of which the ARC was issued, provided that the Arrangement is substantially completed within one year following the issuance of the ARC.  Alternatively, the Commissioner may issue a “no action” letter indicating that she is of the view that grounds do not exist to initiate proceedings before the Competition Tribunal under the merger provisions of the Competition Act with respect to the Arrangement, while preserving during the three years following completion of the Arrangement her authority to initiate proceedings.

Securities Law Matters

Canada

All securities to be issued under the Arrangement, including, without limitation, the PrimeWest Units to the Shiningbank Securityholders, will be issued in reliance on exemptions from prospectus and registration requirements of Applicable Canadian Securities Laws and the PrimeWest Units will generally be “freely tradeable” (other than as a result of any “control block” restrictions which may arise by virtue of the ownership thereof) under Applicable Canadian Securities Laws.

The acceleration of the vesting of the Shiningbank Rights, the acceleration of the maturity of the Shiningbank Performance Units and the Shiningbank Restricted Units, the change of control payments to certain directors and executive officers of SEL and the entering into of new employment agreements between PrimeWest and certain officers of SEL after the Arrangement might be considered a “collateral benefit” for the purposes of OSC Rule 61-501.  However, OSC Rule 61-501 expressly excludes benefits from being “collateral benefits” if such benefits are received solely in connection with the related party’s services as an employee, director or consultant to Shiningbank or its affiliates or PrimeWest as the successor to the business of Shiningbank; provided that, among other things, disclosure of the particulars of the benefit are disclosed in this Information Circular and, among other exemptions, at the time the Arrangement Agreement was agreed to, the related party and its associated entities beneficially owned or exercised control or direction over less than one (1%) percent of the outstanding Shiningbank Securities.  No related party and its associated entities beneficially owned or exercised control or direction over one (1%) or more of the outstanding Shiningbank Securities.  See “The Arrangement - Interests of Certain Persons or Companies in the Matters to be Acted Upon”.

The acceleration of the vesting of the Shiningbank Rights, the acceleration of the maturity of the Shiningbank Performance Units and the Shiningbank Restricted Units and the change of control payments to certain directors and executive officers of SEL might be considered a “related party transaction” for the purposes of OSC Rule 61-501 and Regulation Q-27 which requires Shiningbank to obtain minority approval of and a formal valuation for the Arrangement unless an exemption from the minority approval and valuation requirements is available.  Such an exemption is available because neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the transaction, exceeds 25% of Shiningbank’s market capitalization.

The Arrangement constitutes a “going private transaction” for Shiningbank for the purposes of Regulation Q-27 which requires that Shiningbank obtain a formal valuation and minority approval for the Arrangement.  An application for exemption from these requirements will be made with the Autorité des marchés financiers and completion of the Arrangement is subject to obtaining a decision by the Autorité des marchés financiers granting the exemption sought.

Judicial Developments

The Plan of Arrangement will be implemented pursuant to Section 193 of the ABCA which provides that, where it is impractical for a corporation to effect an arrangement under any other provisions of the ABCA, a corporation may apply to the Court for an order approving the arrangement proposed by such corporation.  Pursuant to this section of the ABCA, such an application will be made by PrimeWest, PEI, Shiningbank, SEL, Shiningbank ExchangeCo and MFCorp for approval of the Arrangement.  See “The Arrangement - Procedure for the Arrangement Becoming Effective - Court Approvals - Final Order” above.  Although there have been a number of judicial decisions considering this section and applications to various arrangements, there have not been, to the knowledge of PrimeWest and Shiningbank, any recent significant decisions which would apply in this instance.  Securityholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement.

United States

The PrimeWest Units to be issued to Securityholders pursuant to the Arrangement will not be registered under the 1933 Act.  Such securities will be issued in reliance upon the exemption from registration provided by Section 3(a)(l0) of the 1933 Act.  Section 3(a)(10) exempts securities issued in exchange for one or more outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by any court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all Persons to whom the securities will be issued have the right to appear and receive timely notice thereof.  The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered.  The Court granted the Interim Order on June 6, 2007 and, subject to the approval of the Arrangement by Securityholders, a hearing on the Arrangement will be held on July 10, 2007 by the Court.  See “The Arrangement - Procedure for the Arrangement Becoming Effective - Court Approvals - Final Order” above.

The PrimeWest Units to be issued to United States Securityholders will be freely tradeable in the U.S. under U.S. federal securities laws, except by Persons who are “affiliates” of PrimeWest, Shiningbank, PEI or SEL immediately prior to the Arrangement or who will be “affiliates” of PrimeWest or PEI after the Arrangement.  Under the U.S. Securities Laws, persons who may be deemed to be “affiliates” of an issuer include individuals or entities that directly or indirectly through one or more intermediaries control, are controlled by, or are under common control with, the issuer, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer.  Any such affiliate or former affiliate should obtain the advice of its legal counsel with respect to the application of the 1933 Act to the offer and sale of PrimeWest Units by such person.

Any resale of such PrimeWest Units by such an affiliate (or former affiliate) may be subject to the registration requirements of the 1933 Act, absent an exemption therefrom.  Subject to certain limitations, such affiliates may immediately resell PrimeWest Units outside the United States without registration under the 1933 Act pursuant to Regulation S subject to the requirements thereof.  PrimeWest Units to be issued pursuant to the Arrangement to persons who are affiliates of PrimeWest, Shiningbank, PEI or SEL prior to the Arrangement but who will no longer be affiliates after the Arrangement may resell such units in compliance with the resale provisions of Rule 145(d)(1), (2), or (3) under the 1933 Act or as otherwise permitted under the 1933 Act.  Persons who continue to be affiliates of PrimeWest or PEI after the Arrangement may only resell their units in the manner contemplated by Rule 145(d)(1).  Rule 145(d)(1) generally provides that such affiliates may not sell the PrimeWest Units received pursuant to the Arrangement unless pursuant to an effective registration statement or in accordance with the volume, current public information and manner of sale limitations of Rule 144 under the 1933 Act.  These limitations generally require that any sales made by an affiliate in any three-month period not exceed the greater of 1% of the outstanding applicable securities of PrimeWest or, if such securities are listed on a United States securities exchange (such as the NYSE or NASDAQ), the average weekly trading volume over the four calendar weeks preceding the placement of the sell order, and that sales be made in unsolicited, open market “broker transactions” (as such term is defined in Rule 144 under the 1933 Act) at times when certain information specified by the Rule 144 is publicly available with respect to PrimeWest.  Rules 145(d)(2) and (3) generally provide that these limitations lapse for non-affiliates of PrimeWest after a period of one or two years, depending upon whether information continues to be publicly available with respect to such entity.

The foregoing discussion is only a general overview of certain requirements of United States securities laws applicable to the PrimeWest Units received upon completion of the Arrangement.  All holders of such securities are urged to consult with legal counsel to ensure that the resale of their securities complies with applicable securities legislation.

Experts

Certain legal matters relating to the Arrangement are to be passed upon by Stikeman Elliott LLP, on behalf of PrimeWest, and Gowling Lafleur Henderson LLP and McCarthy Tétrault LLP, on behalf of Shiningbank.  As at June 6, 2007, the partners and associates of Stikeman Elliott LLP beneficially owned, directly or indirectly, less than 1% of the outstanding PrimeWest Units and less than 1% of the outstanding Shiningbank Units.  As at June 6, 2007, the partners and associates of each of Gowling Lafleur Henderson LLP and McCarthy Tétrault LLP beneficially owned, directly or indirectly, less than 1% of the outstanding PrimeWest Units and less than 1% of the outstanding Shiningbank Units.  Certain matters relating to United States federal income tax considerations have been passed upon by Paul, Weiss, Rifkind, Wharton & Garrison LLP on behalf of PrimeWest and Shiningbank.  As at June 6, 2007, the partners and associates of Paul, Weiss, Rifkind, Wharton & Garrison LLP beneficially owned, directly or indirectly, less than 1% of the outstanding PrimeWest Units and less than 1% of the outstanding Shiningbank Units.  None of GLJ or Paddock hold any PrimeWest Units or Shiningbank Units as of the date hereof.

PRO FORMA INFORMATION OF PRIMEWEST AFTER GIVING EFFECT TO THE ARRANGEMENT

Business of PrimeWest following the Arrangement and Impact on Royalties

The principal undertaking of PrimeWest after giving effect to the Arrangement will continue to be to acquire and hold, directly and indirectly, interests in oil and natural gas properties.

Pursuant to the Arrangement, Shiningbank will sell, transfer, convey, assign and deliver to PrimeWest the Shiningbank Assets, which include Shiningbank’s interests in the Shiningbank Managed Entities and the Shiningbank Managed Entities Notes, and Shiningbank ExchangeCo and SEL will amalgamate with PEI and continue as PEI.  As a result of the foregoing aspects of the Arrangement, the SEL Royalty Agreement will effectively be assumed by PEI, the successor in interest to SEL. PEI intends to terminate the SEL Royalty Agreement immediately upon the Arrangement becoming effective and contribute the Shiningbank Properties subject thereto to the PrimeWest Royalty Agreements and amend such PrimeWest Royalty Agreements to the extent necessary to ensure that the PrimeWest Royalty includes royalties payable from the Shiningbank Properties.  See “Information Concerning PrimeWest Energy Trust – PrimeWest Energy Trust – Description of the PrimeWest Royalty”.

As indicated below under “Organizational Structure of PrimeWest”, following completion of the Arrangement PrimeWest will maintain SLP Holdings Inc., Shiningbank Operating Trust and Shiningbank LP as wholly-owned subsidiaries in an identical manner to that of Shiningbank previously.  As a result, the Shiningbank LP Royalty Agreement will be assigned to PrimeWest in connection with the Arrangement and otherwise remain in force.  See “Information Concerning Shiningbank Energy Income Fund – The Shiningbank Royalties” for a general description of the mechanics associated with the Shiningbank Royalties associated therewith.

Finally, PEI and those remaining Shiningbank Managed Entities that were not amalgamated and continued as PEI pursuant to the Arrangement (consisting immediately following the Arrangement of SLP Holdings Inc., Shiningbank Operating Trust and Shiningbank LP) will be indebted to PrimeWest pursuant to the Shiningbank Managed Entities Notes.  The interest rate on such notes is based on the prime rate announced from time to time by a major Canadian chartered bank plus a spread of up to 0.25%.  As at June 6, 2007, the principal amount of the Shiningbank Managed Entities Notes was $846 million.

As a result, after completion of the Arrangement and related matters, PrimeWest’s primary assets will consist of the PrimeWest Royalty granted by PEI pursuant to the PrimeWest Royalty Agreements (including as they are amended to the extent necessary to include the Shiningbank Properties currently subject to the SEL Royalty Agreement), certain subordinated secured debt owing by PEI to PrimeWest, the common shares of PEI and PrimeWest Petroleum, the Shiningbank Royalty granted by Shiningbank LP pursuant to the Shiningbank LP Royalty Agreement and the Shiningbank Managed Entities Notes.

Organizational Structure of PrimeWest

The following diagram sets forth the simplified organizational structure of PrimeWest immediately upon completion of the Arrangement:

Notes:

(1)All operations and management of PrimeWest will be conducted through PEI. PrimeWest will hold all of the common shares of PEI.

(2)PrimeWest will receive regular monthly payments in accordance with the PrimeWest Royalty Agreements and the Shiningbank LP Royalty Agreement, as well as interest and principal payments on debt from PEI and the remaining Shiningbank Managed Entities, including pursuant to the Shiningbank Managed Entities Notes.

Upon the completion of the Arrangement and assuming that: (a) no Dissent Rights are exercised; (b) no Shiningbank Units are issued pursuant to previously outstanding Shiningbank Rights; (c) none of the PrimeWest Exchangeable Shares are exchanged for PrimeWest Units; (d) none of the PrimeWest Rights are exercised into PrimeWest Units; and (e) none of the PrimeWest Convertible Debentures are converted into PrimeWest Units prior to the Effective Time, approximately 144,358,321 PrimeWest Units will be issued and outstanding following completion of the Arrangement.  Of these, approximately 63% will be held by existing PrimeWest Unitholders and 37% will be held by former Shiningbank Securityholders.

Selected Pro Forma Financial Information

Certain selected pro forma consolidated financial information is set forth in the following table.  Such information should be read in conjunction with the unaudited pro forma consolidated financial statements of PrimeWest after giving effect to the Arrangement as at and for the year ended December 31, 2006 and as at and for the three months ended March 31, 2007 included in Appendix G of this Information Circular.

The pro forma adjustments are based upon the assumptions described in the notes to the unaudited pro forma consolidated financial statements.  The pro forma consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of the operating or financial results that would have occurred had the Arrangement actually occurred at the times contemplated by the notes to the unaudited pro forma consolidated financial statements or of the results expected in future periods.

Selected Pro Forma Financial Information
	Pro Forma Three Months Ended March 31, 2007	Pro Forma Year Ended December 31, 2006
	(unaudited) ($millions)	(unaudited) ($millions)
Revenues
Sales of crude oil, natural gas and natural gas liquids	298.8	1,151.3
Royalties	(60.3)	(232.4)
Realized gain on derivatives	6.8	31.8
Change in unrealized (loss)/gain on derivatives	(40.0)	48.5
Other income	1.8	4.2
	207.1	1,003.4

Expenses
Operating	57.3	216.6
Transportation	3.1	13.4
General and administrative	13.8	53.2
Interest	18.6	54.5
Debt issue costs	8.0
Accretion of asset retirement obligation	1.9	5.9
Depletion, depreciation and amortization	134.7	495.7
Foreign exchange loss/(gain)	(2.1)	13.5
	235.3	852.8
Income/(loss) before taxes	(28.2)	150.6

Taxes
Income and capital taxes	0.5	1.7
Future income tax recovery	(28.8)	(100.7)
	(28.3)	(99.0)
Net income	0.1	249.6

Selected Pro Forma Operational Information

The following table sets out certain pro forma operational information for the oil and natural gas assets owned, directly or indirectly, on a consolidated basis by PrimeWest following completion of the Arrangement, for the periods indicated.  Important information concerning the oil and natural gas properties and operations of PrimeWest and Shiningbank is contained in the PrimeWest AIF and the Shiningbank AIF, all of which are incorporated herein by reference.  Readers are encouraged to carefully review those documents as the information set forth in the table below is a summary only and is qualified in its entirety by the more detailed information contained in those documents.

Selected Pro Forma Operational Information
	Pro Forma Three Months Ended March 31, 2007(1)	Pro Forma Year Ended December 31, 2006(2)
Average Daily Production
Light, Medium and Heavy Oil (Bbls/d)	11,778	10,151
Natural Gas (Mmcf/d)	281.2	272.8
NGLs (Bbls/d)	7,893	6,895
Combined (Boe/d)	66,536	62,513

Notes:

(1)  Average daily production as reported in each of Shiningbank’s and PrimeWest’s 2007 first quarter report.

(2)  Average daily production as reported in each of Shiningbank’s and PrimeWest’s 2006 annual report.

Selected Pro Forma Operational Information
Pro Forma Year Ended December 31, 2006
Total Proved Reserves (1)(2)
Light and Medium Crude Oil (Mbbls)	37,987
Heavy Oil (Mbbls)	2,973
Natural Gas (Bcf)	804.8
NGLs (Mbbls)	21,437
Combined (Mboe)	196,524

Total Proved Plus Probable Reserves (1)(2)
Light and Medium Crude Oil (Mbbls)	53,092
Heavy Oil (Mbbls)	3,994
Natural Gas (Bcf)	1,177.7
NGL (Mbb1s)	31,401
Combined (MBoe)	284,765

Net Undeveloped Land Holdings (acres)(3)	1,147,396

Notes:

(1)  Reserves for PrimeWest are from the GLJ Report and reserves for Shiningbank are from the Paddock Report.

(2)  Reserves are presented as working interest before royalties.

(3)  Undeveloped land acreage for PrimeWest and Shiningbank are as at December 31, 2006.

Directors and Officers of PEI Upon Completion of the Arrangement

The following table sets forth the names, municipalities of residence, principal occupations during the last five years, experience and qualifications, memberships on other boards and the proposed position of each director and officer of PEI.  The directors of PEI shall hold office until the next annual meeting of PrimeWest Unitholders or until their respective successors have been duly elected or appointed.

Name, Present Principal Occupation or Employment and Age (1)	Proposed Position with PEI	Municipality of Residence	PrimeWest Units Beneficially Owned or over which Control or Discretion is Exercised as at June 6, 2007 (#/%)(2)
HAROLD P. MILAVSKY Chair Quantico Capital Corp. Age: 75	Director	Calgary, Alberta	34,113(3) / 0.0337

Mr. Milavsky, B.Comm, CA, FCA, is Chair of Quantico Capital Corp., a privately held company engaged in merchant banking, principal investments and acquisitions.  Mr. Milavsky also serves as a Director, member of the Audit Committee and member of the Nominating/Corporate Governance Committee of Saskatchewan Wheat Pool and as a Director, Chair of the Board and Chair of the Audit Committee of the various investment trusts and corporations comprising the Citadel Group of FundsTM, a Director and Chair of the Governance & Compensation Committee of Lanesborough Real Estate Investment Trust, a Director of Paragon Pharmacies Limited and the Chair of the Board of Realex Properties Corp.  Mr. Milavsky was President and Chief Executive Officer of Trizec Corporation from 1976 to 1986 and Chair and Chief Executive Officer from 1986 to 1993.  He has been a Director of TransCanada Corporation, Telus Corporation, Northrock Resources Ltd., Encal Energy Ltd., Wascana Energy Inc., ENMAX Corporation and many other corporations.  Mr. Milavsky is a Fellow of the Institute of Chartered Accountants of Alberta and, in 2002, he received the Institute’s Lifetime Achievement Award.  Mr. Milavsky is also a member of the Institute of Corporate Directors and received that Institute’s Fellowship Award in 2005.

BARRY E. EMES Corporate Director Age: 61	Director	Calgary, Alberta	6,943(4) / 0.0069

Until July 31, 2006, Mr. Emes, B.A., LLB., was a partner with Stikeman Elliott LLP, a leading national and international law firm.  Mr. Emes’ practice focused on complex corporate commercial matters, including public and private mergers and acquisitions/dispositions, banking, corporate governance matters, commercial real estate transactions, oil and gas transactions, debt restructuring transactions, derivatives and a wide range of other corporate and commercial matters.  Prior to concentration on corporate commercial matters, Mr. Emes carried on a high level commercial litigation practice.  Mr. Emes was managing partner of the Stikeman Elliott Calgary office for 7 years and was a member of the firm’s national partnership board for 7 years.  Mr. Emes has also worked for Mobil Oil (Canada) as an economist in their planning group.

Mr. Emes has served on audit committees, compensation committees, nominating committees, corporate governance committees and special committees and is currently the Lead Director and a member of the Audit and Corporate Governance and Compensation Committees of Parkbridge Lifestyle Communities Inc. and Realex Properties Corp.

In addition to attaining a Bachelor of Arts in Economics, Mr. Emes has completed the Royal Bank of Canada’s management training program and undertaken additional studies in accounting and corporate finance.  Mr. Emes is also a graduate of the Institute of Corporate Directors, Corporate Governance College, Director Education Program.

DAVID M. FITZPATRICK(5) President and Chief Executive Officer SEL Age: 48	Director	Calgary, Alberta	Nil/ Nil

Mr. Fitzpatrick has been involved with Shiningbank since its formation in July, 1996 in the following capacities: President and Chief Executive Officer of SEL (October, 2001 to present); and President and Chief Operating Officer of SEL (July, 1996 to September, 2001). Mr. Fitzpatrick is a professional engineer.

Mr. Fitzpatrick currently is also a director (or equivalent) of Shiningbank Energy Income Fund (TSX).

ROBERT B. HODGINS(5) Corporate Director Age: 55	Director	Calgary, Alberta	Nil/ Nil

Mr. Hodgins is a Chartered Accountant and has been a senior financial executive with several senior Canadian issuers, including Pengrowth Energy Trust, Canadian Pacific Limited and TransCanada PipeLines Limited, during his 25 year career.  Mr. Hodgins holds a B.A. (Hons.) from the Richard Ivey School of Business.

Mr. Hodgins currently is also a director (or equivalent) of the following public issuers: Advantage Energy Income Fund (TSX); AltaGas Income Trust (TSX); Enerflex Systems Income Fund (TSX); Fairborne Energy Trust (TSX); MGM Energy Corp. (TSX); and Shiningbank Energy Income Fund (TSX).

HAROLD N. KVISLE President and Chief Executive Officer TransCanada Corporation Age: 54	Director	Calgary, Alberta	34,424(4) /0.0340

Mr. Kvisle, B.Sc., MBA, P.Eng., is President, Chief Executive Officer and a Director of both TransCanada Corporation and TransCanada Pipelines Limited and also serves as a Director and member of the Human Resources and Management Compensation Committee of the Bank of Montreal.  Prior to May 2001, Mr. Kvisle was Executive Vice President, Trading and Business Development of TransCanada Pipelines Limited (October 1999 to May 2001).

KENT J. MACINTYRE Independent Businessman Age: 48	Director	Calgary, Alberta	184,036(5) / 0.1816

Mr. MacIntyre, B.Sc., Eng., MBA, is Chair of the Board of the Canadian Income Fund Group Inc., a private company engaged in capital origination and principal investment activities in the financial services and energy areas.  With more than 25 years of oil and gas experience, Mr. MacIntyre has acted as a principal to the formation and start-up of a number of companies, including PrimeWest (having held the office of Vice-Chair of the Board and Chief Executive Officer from inception in 1996 until his retirement in 2003), the various investment trusts and corporations comprising the Citadel Group of FundsTM, in which he also serves as a Director, Triad Energy Inc. and Olympia Energy Ventures Ltd.  Mr. MacIntyre also serves as a Director of a number of private companies.

W. GLEN RUSSELL Management Consultant Age: 59	Director	Calgary, Alberta	3,629 / 0.0036

Mr. Russell, B.Sc., P.Eng., is principal of Glen Russell Consulting.  Mr. Russell serves as a Director and Chair of Evoco Inc. (a private company) and as a Director of the Insight Limited Partnership (a micro-cap investment partnership).  He was previously President and Chief Operating Officer of Chauvco Resources Limited and Senior Vice President and Chief Operating Officer of Gulf Canada Resources Limited.  Mr. Russell also acted as Executive Advisor with regard to mergers and acquisitions and corporate strategy for a major Canadian investment banking firm.

WARREN D. STECKLEY(5) President and Chief Operating Officer Barnwell of Canada, Limited Age: 51	Director	Calgary, Alberta	Nil/ Nil

Mr. Steckley is currently President and Chief Operating Officer of Barnwell of Canada, Limited, an oil and gas company and a wholly-owned subsidiary of Barnwell Industries Inc., a public company which trades on the American Stock Exchange. Mr. Steckley is a professional engineer.

Mr. Steckley currently is also a director (or equivalent) of Shiningbank Energy Income Fund (TSX).

PETER VALENTINE Senior Advisor to the President and Chief Executive Officer Calgary Health Region Age: 70	Director	Calgary, Alberta	587 / 0.0006

Mr. Valentine, B.Comm, FCA, ICD.D, is currently Senior Advisor to the President and Chief Executive Officer of the Calgary Health Region.  Mr. Valentine is a trustee, a member of the Audit Committee and a member of the Governance Committee of Fording Canadian Coal Trust, a director and member of the Governance Committee and Chair of the Audit Committee of Livingston International Income Fund, a director and member of the Audit Committee of Superior Plus Income Fund and a director and Chair of the Audit Committee of Resmor Trust Company (a private corporation).  Mr. Valentine was previously the Auditor General of the Province of Alberta (March 1995 to January 2002), Chair of the Financial Advisory Committee of the Alberta Securities Commission, member of the Accounting Standards Board and Public Sector Accounting Board of the Canadian Institute of Chartered Accountants, Chair of the Canadian Comprehensive Audit Foundation and also held senior positions at KPMG.  In addition, for the period of December 2003 to June 2004, Mr. Valentine was Interim Vice President, Finance and Services at the University of Calgary and, for the period of May 7, 2005 to July 18, 2005, was Interim Chair of the Alberta Securities Commission.

DONALD A. GARNER President and Chief Executive Officer PEI	President and Chief Executive Officer	Calgary, Alberta	124,968(7)/ 0.1233

Mr. Garner joined PrimeWest in June 2001 and has overall responsibility for leading and overseeing the business direction of the Trust.  He has more than 27 years experience in the Oil and Gas industry.  He was President and Chief Operating Officer of Northstar Energy Corporation from January 1998 to February 2001.  Prior to that Mr. Garner spent a good portion of his career at Imperial Oil Limited in various capacities, including executive responsibility for the Oilsands Business Unit.  Mr. Garner is an engineering graduate of the University of Saskatchewan.

Timothy S. Granger Chief Operating Officer PEI	Chief Operating Officer	Calgary, Alberta	14,279/ 0.0141

Mr. Granger joined PrimeWest in June 1999 and has overall responsibility for the day-to-day business and operations of PrimeWest.  Mr. Granger has more than 26 years of extensive experience in exploitation, Production operations and asset management.  From 1996 to 1999, Mr. Granger held various managerial positions at Pogo Canada Ltd. and Petro-Canada, including Production engineering and upstream information technology.  Prior to 1996, Mr. Granger held various management positions at Amerada Hess Canada Ltd.  From 1980 to 1991, Mr. Granger held various engineering positions at Dynex Petroleum Ltd., Canterra Energy Ltd. and Dome Petroleum Limited. Mr. Granger holds a P.Eng. (Mechanical) from Carlton University.

RONALD J. AMBROZY Vice President, Business Development PEI	Vice President, Business Development	Calgary, Alberta	16,898/ 0.0167

Mr. Ambrozy has over 30 years of experience in the Oil and Natural Gas industry. Prior to joining PrimeWest in 1997, Mr. Ambrozy held progressively more senior positions at Gulf Canada Resources Limited, as well as manager of Gulf's asset management group.  Mr. Ambrozy has a Bachelor of Science in Engineering from the University of Manitoba.  Mr. Ambrozy is currently President of the Petroleum Acquisition and Divestment Association (PADA), an organization of Oil and Gas individuals involved in acquisition and divestment activity.

DOUGLAS S. FRASER Vice President, Finance and Chief Financial Officer PEI	Vice President, Finance and Chief Financial Officer	Calgary, Alberta	Nil / Nil

Mr. Fraser has 27 years of extensive industry experience including previous senior financial positions as Assistant Controller with Imperial Oil Limited, Treasurer at Petro-Canada and most recently as Vice President and Chief Financial Officer of Husky Energy Inc.  Mr. Fraser graduated from Mount Allison University with a Bachelor of Commerce degree and is a Chartered Accountant.

GORDON D. HAUN Vice President, Legal and General Counsel PEI	Vice President, Legal and General Counsel	Calgary, Alberta	3,799/ 0.0037

Mr. Haun joined PrimeWest in 2001 and was appointed an Officer and General Counsel and Corporate Secretary in February, 2006 and Vice President Legal and General Counsel in January, 2007. Mr. Haun is responsible for all legal and corporate secretarial services required by PrimeWest, including those relating to corporate governance, corporate finance, mergers and acquisitions, intellectual property, material agreements and dispute resolution.  He has over 18 years of experience in the provision of legal services, spending several years in private practice with two national law firms before moving into the petroleum industry where he has practiced for the last 11 years.  Prior to joining PrimeWest in November 2001, Mr. Haun worked for Gulf Canada Resources Limited (1995 to 1997), and, from 1997 to 2001, he was legal counsel for Phillips Petroleum Resources, Ltd. Mr. Haun has a Bachelor of Arts from the University of Calgary, a Bachelor of Laws from the University of Alberta and is an active member of the Law Society of Alberta and the Institute of Corporate Directors.

J. LANCE PETERSEN(5) Vice President, Land SEL	Vice President, Land	Calgary, Alberta	Nil/ Nil

Mr. Petersen joined SEL as Land Manager in September, 2006. He was appointed Vice President, Land of SEL on January 1, 2007. From January, 2005 to June, 2006, he was Land Manager of Ketch Resources Ltd., the operating company of Ketch Resources Trust, a TSX-listed energy trust that was acquired by Advantage Energy Income Fund in June, 2006. From February, 2003 to January, 2005, he was Land Manager with Crispin Energy Inc., a TSX-listed oil and gas company that was acquired by Pengrowth Energy Trust in April, 2005. From September, 2002 to February, 2003, he was an independent consultant providing land administration services to oil and gas companies. From May, 1994 to July, 2002, he was Manager of Surface Land, Aboriginal Affairs and Community Relations with Rio Alto Exploration Ltd., a TSX-listed oil and gas company that was acquired by Canadian Natural Resources Limited in July, 2002. Mr. Petersen is a graduate of Mount Royal College's Petroleum & Mineral Resource Land Management program and is a member of the Canadian Association of Petroleum Landmen.

R. BRUCE THORNHILL(5) Vice President, Geology SEL	Vice President, Geosciences	Calgary, Alberta	Nil/ Nil

Mr. Thornhill was appointed Vice President, Geology of SEL on January 1, 2006.  Prior thereto, Mr. Thornhill was the Manager of Development Geology of SEL since July, 2004.  From December, 2000 to July, 2004, Mr. Thornhill was a Senior Geologist with Enerplus Resources Fund, a TSX-listed oil and gas trust.  Mr. Thornhill is a graduate of Memorial University of Newfoundland with a Bachelor of Science degree in Geology.

GREGORY D. MOORE(5) Chief Operating Officer SEL	Vice President, Operations	Calgary, Alberta	Nil/ Nil

Mr. Moore has been involved with Shiningbank since its formation in July, 1996 in the following capacities:  Chief Operating Officer (January, 2007 to present); Vice President, Operations and Chief Operating Officer (January, 2006 to December, 2006); and Vice President, Operations (July, 1996 to December, 2005). Mr. Moore graduated from Nova Scotia Technical College in 1970 with a degree in Chemical Engineering and received a Western Executive Program Certificate in 1989 from the University of Western Ontario. He is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta, the Society of Petroleum Engineers and the Canadian Institute of Mining, Metallurgy and Petroleum.

Notes:

(1)  Age is as at December 31, 2006.

(2)  Number and percentage of ownership based upon number of PrimeWest Units, PrimeWest Exchangeable Shares and PrimeWest Convertible Debentures beneficially owned, directly or indirectly, or over which control is exercised by each proposed director or officer, collectively, relative to the total PrimeWest Units and PrimeWest Exchangeable Shares issued and outstanding, PrimeWest Units issuable pursuant to the conversion of the PrimeWest Convertible Debentures and PrimeWest Units issuable under the PrimeWest LTIP, diluted at June 6, 2007 (101,319,830 PrimeWest Units).  Notwithstanding the foregoing, unless otherwise set out in these Notes, such ownership consists exclusively of PrimeWest Units.  The information as to voting securities beneficially owned, directly or indirectly, is based upon information furnished to us by the proposed directors and officers.

(3)  PrimeWest Units held through Quantico Capital Corp.

(4)  Includes five year Series I debentures convertible to PrimeWest Units at a price of $26.50 per PrimeWest Unit (37.7358 PrimeWest Units per $1,000.00 Series I debenture), which, in the case of Mr. Emes, consists of 25 Series I debentures convertible into 943 PrimeWest Units and, in the case of Mr. Kvisle, consists of 50 Series I debentures convertible into 1,886 PrimeWest Units.  Also includes, in the case of Mr. Kvisle, 200 Series III debentures convertible to PrimeWest Units at a price of $26.25 per PrimeWest Unit (38.0952 PrimeWest Units per $1,000.00 Series III debenture), or 7,619 PrimeWest Units.

(5)..As at June 6, 2007, Mr. Fitzpatrick beneficially owned, directly or indirectly, or had control or direction over 56,258 Shiningbank Units and 425,242 Shiningbank Rights. Mr. Fitzpatrick, through Kivacorp Petroleum Ltd., also owned 99,558 Shiningbank Exchangeable Shares (exchangeable as at June 6, 2007 into 165,170 Shiningbank Units for no additional consideration). As at June 6, 2007, Mr. Hodgins beneficially owned, directly or indirectly, or had control or direction over 9,500 Shiningbank Units and 20,000 Shiningbank Rights.  As at June 6, 2007, Mr. Steckley beneficially owned, directly or indirectly, or had control or direction over 35,300 Shiningbank Units and 43,334 Shiningbank Rights.  As at June 6, 2007, Mr. Moore beneficially owned, directly or indirectly, or had control or direction over 37,786 Shiningbank Units and 283,576 Shiningbank Rights.  As at June 6, 2007, Mr. Petersen beneficially owned, directly or indirectly, or had control or direction over 533 Shiningbank Units and 50,000 Shiningbank Rights.  As at June 6, 2007, Mr. Thornhill beneficially owned, directly or indirectly, or had control or direction over 4,689 Shiningbank Units and 70,000 Shiningbank Rights.

(6)  Includes 100,000 PrimeWest Exchangeable Shares (which, at June 6, 2007, were exchangeable into 67,357 PrimeWest Units at an exchange ratio of 0.67357 PrimeWest Units for each PrimeWest Exchangeable Share), all of which were held by Canadian Income Fund Group Inc., a corporation wholly owned by Mr. MacIntyre.

(7)  Includes 47,170 PrimeWest Exchangeable Shares (which, at June 6, 2007 were exchangeable into 31,772 PrimeWest Units at an exchange ratio of 0.67357 PrimeWest Units for each PrimeWest Exchangeable Share).

After giving effect to the Arrangement, and based on certain assumptions, the number of PrimeWest Units beneficially owned, directly or indirectly, by all of the proposed directors and officers of PEI and their associates following completion of the Arrangement will be an aggregate of approximately 314,099 PrimeWest Units (approximately 0.2176% of the issued and outstanding PrimeWest Units).

Pro Forma Consolidated Capitalization

The following table sets forth the consolidated capitalization of PrimeWest as at December 31, 2006 and as at March 31, 2007, both before and after giving effect to the completion of the Arrangement on a pro forma basis.  See also Appendix G, “Pro Forma Financial Statements of PrimeWest”.

Designation	As at December 31, 2006 before giving effect to the Arrangement (unaudited)	As at December 31, 2006 after giving effect to the Arrangement(11) (unaudited)	As at March 31, 2007 before giving effect to the Arrangement (unaudited)	As at March 31, 2007 after giving effect to the Arrangement (unaudited)(11)
	(amounts in $000’s, except where noted)
Long Term Debt
Credit Facilities(1)(2)(3)	$477,300	$907,628	$233,300	$690,852
PrimeWest U.S. Secured Notes(4)	$145,700	$145,700	$144,300	$144,300
PrimeWest U.K. Secured Notes(5)	$143,800	$143,800	$143,000	$143,000
Series I Debentures(6)	$24,000	$24,000	$24,000	$24,000
Series II Debentures(7)	$15,000	$15,000	$14,900	$14,900
Series III Debentures(8)	–	–	$192,900	$192,900
Unitholders’ Equity	$1,367,200 (83,256,610 PrimeWest Units)(9)	$2,604,400 (136,781,036 PrimeWest Units)	$1,463,400 (90,378,336 PrimeWest Units)(10)	$2,700,600 (143,902,762 PrimeWest Units)

Notes:

(1) PrimeWest refinanced its bank credit facilities, including the credit facility made available to PrimeWest Partnership in connection with the completion of the acquisition of producing oil and gas assets located in Montana, North Dakota, Wyoming and Saskatchewan in July 2006.  PrimeWest, PEI and PrimeWest Partnership currently have PrimeWest Credit Facilities in the aggregate amount of $475,500,000.  All amounts outstanding under the PrimeWest Credit Facilities are secured by a floating charge oil and gas debenture over all of the present and after-acquired assets of PrimeWest and its Subsidiaries.  The PrimeWest Credit Facilities revolve until June 30, 2007, at which time the lenders may extend the revolving period for a further 364 days or convert the PrimeWest Credit Facilities to a term facility.  If the lenders convert the PrimeWest Credit Facilities to a term facility, 60% of the aggregate principal amount of the PrimeWest Credit Facilities shall be repayable on the date that is one year after the date of conversion, and the remaining 40% of that aggregate principal amount shall be repayable on the date that is two years after the date of conversion.  Shiningbank maintains a $500 million credit facility (increased from $480 million in April 2007) with a syndicate of Canadian chartered banks.  Borrowings under the credit facility bear interest at an annual rate ranging from the banks’ prime rate to the banks’ prime rate plus 0.45%, depending on the total debt to cash flow ratio, or, at Shiningbank’s option, the bankers’ acceptance rate plus a stamping fee. The credit facility is secured by a $600 million floating charge debenture on all assets of Shiningbank together with supporting debentures and guarantees from Shiningbank’s material subsidiaries and affiliates. The revolving period extends to April 24, 2008, at which time the Shiningbank credit facility, unless renewed, reverts to a two-year term with the quarterly principal payments, if necessary, commencing on July 26, 2008. Each quarterly payment would be one-twentieth of the principal outstanding on the term-out date with the balance owing at the end of the second year.

(2)  Includes current portion of long-term debt and bank overdrafts, but does not include outstanding letters of credit having an aggregate face value of $6.8 million as at December 31, 2006 and $2.9 million as at March 31, 2007.

(3)  PrimeWest anticipates negotiating an increase in the PrimeWest Credit Facilities following completion of the Arrangement reflecting the addition of the Shiningbank Assets and the repayment of the Shiningbank Credit Facilities.

(4)  On May 7, 2003, PrimeWest replaced a portion of its bank debt with PrimeWest US Secured Notes.  The PrimeWest US Secured Notes have a final maturity date of May 7, 2010, and bear interest at 4.19% per annum, with interest paid semi-annually on November 7 and May 7 of each year.  The terms of the PrimeWest US Secured Notes require PrimeWest to make four annual principal repayments of U.S.$31,250,000 each, the first such payment having been made on May 7, 2007.  Security for amounts outstanding under the PrimeWest US Secured Notes is provided by, among other things, a floating charge oil and gas debenture over all of the present and after-acquired assets of PrimeWest and its Subsidiaries.  Amounts reflect the Canadian/U.S. dollar exchange rate of 1.1546 on March 31, 2007.

(5)  On June 14, 2006, PrimeWest completed a private placement of ₤63,000,000 of senior secured notes due June 14, 2016, bearing interest at an effective rate of 5.93% per annum.  Security for amounts outstanding under the PrimeWest U.K. Secured Notes is provided by, among other things, a floating charge oil and gas debenture over all of the present and after-acquired assets of PrimeWest and its Subsidiaries.  Amounts reflect the Canadian/Pound Sterling exchange rate of 2.2697 on March 31, 2007.

(6)  The Series I Debentures bear interest at an annual rate of 7.50% payable semi-annually on March 31 and September 30 in each year.  The Series I Debentures are redeemable by PrimeWest at a price of $1,050 per Series I Debenture after September 30, 2007 and on or before September 30, 2008, and at a price of $1,025 per Series I Debenture after September 30, 2008 and before maturity on September 30, 2009, in each case, plus accrued and unpaid interest thereon, if any.  Each Series I Debenture is convertible into PrimeWest Units at the option of the holder at any time prior to the close of business on the earlier of September 30, 2009 and the business day immediately preceding the date specified by PrimeWest for redemption of the Series I Debentures, at a conversion price of $26.50 per PrimeWest Unit, subject to adjustment in certain events.  Holders converting their Series I Debentures will receive accrued and unpaid interest thereon.

(7)  The Series II Debentures bear interest at an annual rate of 7.75% payable semi-annually on June 30 and December 31 in each year.  The Series II Debentures are redeemable by PrimeWest at a price of $1,050 per Series II Debenture after December 31, 2007 and on or before December 31, 2008, at a price of $1,025 per Series II Debenture after December 31, 2008 and on or before December 31, 2009, and at a price of $1,000 per Series II Debenture after December 31, 2009 and before maturity on December 31, 2011, in each case, plus accrued and unpaid interest thereon, if any.  Each Series II Debenture will be convertible into PrimeWest Units at the option of the holder at any time prior to the close of business on the earlier of December 31, 2011 and the business day immediately preceding the date specified by PrimeWest for redemption of the Series II Debentures, at a conversion price of $26.50 per PrimeWest Unit, subject to adjustment in certain events.  Holders converting their Series II Debentures will receive accrued and unpaid interest thereon.

(8)  The Series III Debentures bear interest at an annual rate of 6.50% payable semi-annually on January 31 and July 31 in each year, commencing July 31, 2007.  The Series III Debentures are redeemable by PrimeWest at a price of $1,050 per Series III Debenture after February 1, 2010 and on or before January 31, 2011 and at a price of $1,025 per Series III Debenture after February 1, 2011 and on or before January 31, 2012, in each case, plus accrued and unpaid interest thereon, if any.  Each Series III Debenture will be convertible into PrimeWest Units at the option of the holder at any time prior to the close of business on the earlier of January 31, 2012 and the business day immediately preceding the date specified by PrimeWest for redemption of the Series III Debentures, at a conversion price of $26.25 per PrimeWest Unit, subject to adjustment in certain events.  Holders converting their Series III Debentures will receive accrued and unpaid interest thereon.

(9)  As at December 31, 2006, PrimeWest’s Unitholders’ equity consisted of $2,391.2 million of net capital contributions, $512.1 million of accumulated income, $2.7 million of capital issued but not distributed, $1.2 million attributable to the Series I Debentures and Series II Debentures and $11.9 million of contributed surplus, $6.2 million attributable to the cumulative translation adjustment less $1,550.1 million of cash distributions and $8.0 million of accumulated dividends.  As at December 31, 2006, PrimeWest had outstanding 4,460,040 PrimeWest Rights pursuant to the PrimeWest LTIP.  Of these, 1,537,769 PrimeWest Rights were vested and “in-the-money” and would result in the issuance of 326,065 PrimeWest Units if exercised.  In addition, 1,161,864 PrimeWest Exchangeable Shares, exchangeable into 740,863 PrimeWest Units, were outstanding at December 31, 2006.

(10)  As at March 31, 2007, the PrimeWest’s Unitholders’ equity consisted of $2,548.1 million of net capital contributions, $510.3 million of accumulated income, $3.6 million of capital issued but not distributed, $8.8 million attributable to the Series I Debentures, Series II Debentures and Series III Debentures and $13.5 million of contributed surplus, $4.8 million of accumulated other comprehensive income less $1,617.7 million of cash distributions and $8.0 million of accumulated dividends.  As at March 31, 2007, PrimeWest had outstanding 6,110,858 PrimeWest Rights pursuant to the PrimeWest LTIP.  Of these, 2,413,947 PrimeWest Rights were vested and “in-the-money” and would result in the issuance of 539,045 PrimeWest Units if exercised.  In addition, 1,161,568 PrimeWest Exchangeable Shares, exchangeable into approximately 765,589 PrimeWest Units, were outstanding at March 31, 2007.

(11)  Assuming that the same number of PrimeWest Units, Shiningbank Units and Shiningbank Exchangeable Shares are outstanding as were outstanding on December 31, 2006 and March 31, 2007, respectively and:  (i) no Dissent Rights are exercised; ii) no Shiningbank Units are issued pursuant to previously outstanding Shiningbank Rights; (iii) none of the PrimeWest Exchangeable Shares are exchanged for PrimeWest Units; (iv) none of the PrimeWest Rights are exercised into PrimeWest Units; and (v) none of the PrimeWest Convertible Debentures are converted into PrimeWest Units, approximately 143,902,762 PrimeWest Units will be issued and outstanding following completion of the Arrangement.  Of these, approximately 63% will be held by existing PrimeWest Unitholders and 37% will be held by former Shiningbank Unitholders.

Principal Holders of PrimeWest Units

After giving effect to the Arrangement, to the best of the knowledge of the directors and officers of PEI and SEL, no person will own, directly or indirectly, or exercise control or direction over PrimeWest Units carrying 10% or more of the votes attached to all of the issued and outstanding PrimeWest Units.

Risk Factors

An investment in PrimeWest Units is subject to certain risks.  Securityholders should carefully consider the risks described under the heading “Information Concerning PrimeWest Energy Trust - Risk Factors” and “Information Concerning Shiningbank Energy Income Fund - Risk Factors” in this Information Circular (including those risk factors incorporated by reference in this Information Circular) as well as the risk factors set forth below.

Risks Inherent to the Arrangement and Pro Forma PrimeWest

The following risks are inherent to the Arrangement and PrimeWest after the Arrangement and, therefore, are applicable to PrimeWest Securityholders as well as former Shiningbank Securityholders following the completion of the Arrangement.  Securityholders are urged to consider the following risks carefully.

Possible Failure to Realize Anticipated Benefits of the Arrangement

PrimeWest and Shiningbank are proposing to complete the Arrangement to strengthen the position of PrimeWest in the oil and natural gas industry and to create the opportunity to realize certain benefits including, among other things, potential cost savings.  Achieving the benefits of the Arrangement depends in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as PrimeWest’s ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of PrimeWest’s operating subsidiaries.  The integration of acquired businesses requires the dedication of substantial management effort, time and resources, which may divert management’s focus and resources from other strategic opportunities and from operational matters during this process.  The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect PrimeWest’s ability to achieve the anticipated benefits of the Arrangement.

Failure to Obtain Necessary Approvals for Completion of the Arrangement

Completion of the Arrangement is subject to the approval of the Court and receipt of all necessary regulatory and Securityholder approvals.  The failure to obtain any such approvals will prevent PrimeWest and Shiningbank from completing the Arrangement and may have a material adverse affect on the business and affairs of PrimeWest or Shiningbank or the trading price of PrimeWest Units or Shiningbank Units.

Risks Inherent to PrimeWest’s Business

Volatility in oil and natural gas prices could have a material adverse effect on results of operations and financial condition, which, in turn, could affect the market price of the PrimeWest Units and the amount of distributions to PrimeWest Unitholders.

Results of operations and financial condition are dependent on the prices received for the oil and natural gas that PEI sells.  Historically, the markets for oil and natural gas have been volatile and are likely to continue to be volatile in the future.  Oil and natural gas prices may fluctuate widely on a daily basis in response to a variety of factors beyond PEI’s control, including:

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global energy policy, including the ability of OPEC to set and maintain production levels and prices for oil;

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political conditions, including the risk of hostilities in the petroleum producing regions of the world;

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global and domestic economic conditions, including the level of economic activity in Canada and elsewhere;

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weather conditions, including weather related natural disasters;

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the supply and price of imported oil and liquefied natural gas;

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the production and storage levels of North American natural gas;

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the level of consumer demand;

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the price and availability of alternative fuels;

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the impact of US/Canadian currency exchange on the Canadian prices realized by PrimeWest;

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the proximity of reserves to, and capacity of, transportation facilities;

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the effect of worldwide energy conservation measures; and

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government regulations.

Any decline in crude oil or natural gas prices may have a material adverse effect on PEI's operations, financial condition, borrowing ability, reserves and the level of expenditures for the development of reserves. Any resulting decline in PEI's cash flow could reduce distributions and the market price of the PrimeWest Units.

PEI uses financial derivative instruments and other hedging mechanisms to attempt to limit a portion of the adverse effects resulting from changes in oil and natural gas commodity prices.  To the extent PEI hedges its commodity price exposure, it foregoes the benefits it would otherwise receive if commodity prices were to increase. In addition, commodity-hedging activities could expose PEI to losses.  Such losses could occur under various circumstances, including those in which the other party to a hedge does not perform its obligations under the applicable agreement, the hedge is imperfect or PEI’s hedging policies and procedures are not followed.  Furthermore, PEI cannot guarantee that its hedging transactions will fully offset the risks of changes in commodities prices.

An increase in operating costs or a decline in PEI’s production level could have a material adverse effect on our results of operations and financial conditions and, therefore, could reduce distributions to PrimeWest Unitholders and affect the market price of the PrimeWest Units.

Higher operating costs associated with PEI’s properties will directly decrease the amount of cash flow received by PEI and, therefore, may reduce distributions to our PrimeWest Unitholders.  Electricity, chemicals, supplies, and reclamation, abandonment and labour costs are some of the types of operating costs that are susceptible to material fluctuation.

The level of production from existing properties may decline at rates greater than anticipated due to unforeseen circumstances, many of which are beyond PEI's control.  A significant decline in production could result in materially lower revenues and cash flow and, therefore, could reduce the amount available for distributions to PrimeWest Unitholders.

Distributions may be reduced during periods in which PEI makes capital expenditures or debt repayments using cash flow, which could also affect the market price of the PrimeWest Units.

To the extent that PEI uses cash flow to finance acquisitions, development costs and other significant expenditures, the net cash flow that PrimeWest receives from PEI will be reduced, and, as a consequence, the amount of cash available to distribute to PrimeWest Unitholders will decrease. Distributions may be reduced, or even eliminated, at times when significant capital or other expenditures are made.

The PrimeWest Board of Directors has the discretion to determine the extent to which cash flow from PEI will be allocated to fund capital expenditures and to the payment of debt service charges as well as the repayment of outstanding debt, including debt under the PrimeWest Credit Facilities.  The amount of funds retained by PEI to pay debt services charges or reduce debt will reduce the amount of cash distributed to PrimeWest Unitholders during those periods in which funds are so retained.

A decline in PEI's ability to market its oil and natural gas production could have a material adverse effect on production levels or on the price received for production, which, in turn, could reduce distributions to PrimeWest Unitholders and affect the market price of the PrimeWest Units.

PEI’s business depends in part upon the availability, proximity and capacity of gas gathering systems, pipelines and processing facilities.  Canadian federal and provincial, as well as United States federal and state, regulation of oil and gas production, processing and transportation, tax and energy policies, general economic conditions, and changes in supply and demand could adversely affect PEI’s ability to produce and market oil and natural gas.  If market factors change and inhibit the marketing of PEI’s production, overall production or realized prices may decline, which could reduce distributions to our PrimeWest Unitholders.

Fluctuations in foreign currency exchange rates could adversely affect PEI's business, and could affect the market price of the PrimeWest Units as well as distributions to PrimeWest Unitholders.

The price that PEI receives for a majority of its oil and natural gas is based on United States dollar denominated benchmarks, and therefore the price that PEI receives in Canadian dollars is affected by the exchange rate between the two currencies. A material increase in the value of the Canadian dollar relative to the United States dollar may negatively impact net production revenue by decreasing the Canadian dollars received for a given United States dollar price. PEI could also be subject to unfavourable price changes to the extent that it has engaged, or in the future engages, in risk management activities related to foreign exchange rates, through entry into forward foreign exchange contracts or otherwise.

If PEI is unable to acquire additional reserves, the value of the PrimeWest Units and distributions to PrimeWest Unitholders may decline.

PEI does not actively explore for oil and natural gas reserves.  Instead, PEI adds to its reserves primarily through development and acquisitions.  As a result, future oil and natural gas reserves are highly dependent on PEI’s success in exploiting existing properties and acquiring additional properties.  PEI also distributes the majority of its net cash flow to PrimeWest Unitholders rather than reinvesting it in reserve additions.  Accordingly, if external sources of capital, including the issuance of additional PrimeWest Units, become limited or unavailable on commercially reasonable terms, PEI’s ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves will be impaired.  To the extent that PEI is required to use cash flow to finance capital expenditures or property acquisitions, the level of cash flow available for distribution to PrimeWest Unitholders will be reduced.  Additionally, PEI cannot guarantee that it will be successful in developing additional reserves or acquiring additional reserves on terms that meet its investment objectives.  Without these reserve additions, PEI's reserves will deplete and as a consequence, either production from, or the average reserve life of, its properties will decline.  Either decline may result in a reduction in the value of PrimeWest Units and in a reduction in cash available for distributions to PrimeWest Unitholders.

Actual reserves will vary from reserve estimates, and those variations could be material, and affect the market price of the PrimeWest Units and distributions to PrimeWest Unitholders.

The value of the PrimeWest Units depends upon, among other things, the reserves attributable to PrimeWest's Properties. Estimating reserves is inherently uncertain.  Ultimately, actual reserves attributable to PEI's properties will vary from estimates, and those variations may be material.  The reserve figures contained herein are only estimates.  A number of factors are considered and a number of assumptions are made when estimating reserves. These factors and assumptions include, among others:

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historical production in the areas in which the properties are located and production rates from similar producing areas;

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future commodity prices, production and development costs, royalties and capital expenditures;

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initial production rates;

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production decline rates;

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ultimate recovery of reserves;

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success of future development activities;

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marketability of production;

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effects of government regulation; and

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other government levies that may be imposed over the producing life of reserves.

Reserve estimates are based on the relevant factors, assumptions and prices on the date that such estimates are prepared. Many of these factors are subject to change and are beyond PEI’s control. If these factors, assumptions and prices change or prove to be inaccurate, actual results may vary materially from reserve estimates.

If PrimeWest expands its operations beyond oil and natural gas production in western Canada and the western US, it may face new challenges and risks. If PrimeWest is unsuccessful in managing these challenges and risks, its results of operations and financial condition could be adversely affected, which could affect the market price of the PrimeWest Units and distributions to PrimeWest Unitholders.

PrimeWest's operations and expertise are currently focused on conventional oil and gas production and development in the Western Canada Sedimentary Basin.  In the future, it may acquire unconventional oil and gas properties outside this geographic area.  In addition, the PrimeWest Trust Indenture does not limit the activities to oil and gas production and development, and PrimeWest could acquire other energy related assets, such as oil and natural gas processing plants or pipelines.  Expansion of PrimeWest's activities may present challenges and risks that it has not faced in the past.  If PrimeWest does not manage these challenges and risks successfully, its results of operations and financial condition could be adversely affected.

PrimeWest is in the process of expanding its expertise to the operation and exploitation of the US assets, which are geologically similar to producing properties located in the Western Canada Sedimentary Basin. However, until it completes this process, it may face additional risks and challenges associated with the US assets themselves, as well as the fact that such assets are located in a different operating and regulatory environment.

In determining the purchase price of acquisitions, PrimeWest relies on assessments relating to estimates of reserves that may prove to be inaccurate, which could affect the market price of the PrimeWest Units and distributions to PrimeWest Unitholders.

The price PrimeWest is willing to pay for an acquisition is based largely on estimates of the reserves to be acquired. Actual reserves could vary materially from these estimates. Consequently, the reserves PrimeWest acquires may be less than expected, which could adversely impact cash flows and distributions to PrimeWest Unitholders.

An initial assessment of an acquisition may be based on a report by engineers or firms of engineers that have different evaluation methods and approaches than those of PrimeWest's engineers, and these initial assessments may differ significantly from PrimeWest's subsequent assessments.

PEI does not operate some of its properties and therefore, results of operations may be adversely affected by the failure of third-party operators, which could affect the market price of the PrimeWest Units and distributions to PrimeWest Unitholders.

The continuing production from a property, and to some extent the marketing of that production, is dependent upon the ability of the operators of those properties.  At December 31, 2006, approximately 20% of PEI's daily production came from properties operated by third parties.  To the extent that a third party operator fails to perform its functions efficiently or becomes insolvent, PEI’s revenue may be reduced. Third party operations also make estimates of future capital expenditures more difficult.

Further, the operating agreements that govern the properties not operated by PEI typically require the operator to conduct operations in a good and “workmanlike” manner.  These operating agreements generally provide, however, that the operator has no liability to the other non-operating working interest owners, for losses sustained or liabilities incurred, except for liabilities that may result from gross negligence or wilful misconduct.

Delays in business operations could adversely affect distributions to PrimeWest Unitholders and the market price of the PrimeWest Units.

In addition to the usual delays in payment by purchasers of oil and natural gas to PEI and to the operators of PEI’s non-operated properties, and the delays of those operators in remitting payment to PEI, payments between any of these parties may also be delayed by:

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restrictions imposed by lenders;

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accounting delays;

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delays in the sale or delivery of products;

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delays in the connection of wells to a gathering system;

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blowouts or other accidents;

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adjustments for prior periods;

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recovery by the operator of expenses incurred in the operation of the properties; or

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the establishment by the operator of reserves for these expenses.

Any of these delays could reduce the amount of cash available for distribution to PrimeWest Unitholders in a given period and expose PEI to additional third party credit risks.

PrimeWest’s and PEI’s indebtedness may limit the timing or amount of the distributions that are paid to PrimeWest Unitholders and could affect the market price of the PrimeWest Units.

After giving effect to the Arrangement, PrimeWest’s aggregate indebtedness for borrowed money will be approximately $896.9 million.  PrimeWest anticipates negotiating an expansion of the PrimeWest Credit Facilities to be effective upon completion of the Arrangement reflecting the addition of the Shiningbank Assets.

The payments of interest and principal, and other costs, expenses and disbursements made to the providers of the PrimeWest Credit Facilities reduce amounts available for distribution to PrimeWest Unitholders. Variations in interest rates and scheduled principal repayments could result in significant changes to the amount of the cash flow available for payment to the PrimeWest Unitholders in any given period.  The agreements governing the PrimeWest Credit Facilities provide that if PrimeWest or PEI are in default under the PrimeWest Credit Facilities, exceed certain borrowing thresholds or fail to comply with certain covenants, they must repay the indebtedness at an accelerated rate, and the ability to make distributions to PrimeWest Unitholders may be further restricted.

The lenders under the PrimeWest Credit Facilities have been provided with a security interest in substantially all of PrimeWest’s and PEI’s assets. If PrimeWest and PEI are unable to pay the debt service charges or otherwise commit an event of default, such as bankruptcy, these lenders may foreclose on and sell the properties. The proceeds of any sale would first be applied to satisfy amounts owed to the creditors.  Only after the proceeds of that sale were applied towards the debt would the remainder, if any, be available for distribution to PrimeWest Unitholders.

The current PrimeWest Credit Facilities and any replacement credit facility may not provide sufficient liquidity.

The amounts available under the existing PrimeWest Credit Facilities, and any expansion thereof following completion of the Arrangement, may not be sufficient for future operations, or PrimeWest and PEI may not be able to obtain additional financing on economic terms attractive to them, if at all. A portion of the existing PrimeWest Credit Facilities is available on a one-year revolving basis.  If the lenders do not extend the facility at the end of the annual revolving period, the loan will convert to a term basis with 60% of the aggregate principal amount of the loan repayable on the date which is one year after that conversion date and the remaining 40% of the aggregate principal amount outstanding repayable on the date which is two years after that conversion date. If this occurs, PrimeWest and PEI may need to obtain alternate financing.  Any failure to obtain suitable replacement financing may have a material adverse effect on the business, and distributions to PrimeWest Unitholders may be materially reduced.

PrimeWest may be unable to successfully compete with other organizations in PrimeWest’s industry, which could affect the market price of the PrimeWest Units and distributions to PrimeWest Unitholders.

The oil and natural gas industry is highly competitive.  PrimeWest competes for capital, acquisitions of reserves, undeveloped lands, skilled personnel, access to drilling rigs, service rigs and other equipment, access to processing facilities, pipeline and refining capacity and in many other respects with a substantial number of other organizations, many of which may have greater technical and financial resources than PrimeWest.  Some of these organizations explore for, develop and produce oil and natural gas but also carry on refining operations and market oil and other products on a worldwide basis. As a result of these complementary activities, some of PrimeWest’s competitors may have greater and more diverse competitive resources to draw on than PrimeWest does.

The industry in which PEI operates exposes PrimeWest and PEI to potential liabilities that may not be covered by insurance.

PEI’s operations are subject to all of the risks associated with the operation and development of oil and natural gas properties, including the drilling of oil and natural gas wells, and the production and transportation of oil and natural gas.  These risks and hazards include encountering unexpected formations or pressures, blow outs, craterings and fires, all of which could result in personal injury, loss of life, or environmental and other damage to PEI's property and the property of others.  PEI cannot fully protect against all of these risks, nor are all of these risks insurable. While PEI’s insurance broker is responsible for ensuring that insurance underwriters have the financial strength necessary to respond to claims, PEI may become liable for damages arising from events against which PEI cannot insure or against which PEI may elect not to insure because of high premium costs or other reasons.  Any costs incurred to repair these damages or pay these liabilities would reduce funds available for distribution to PrimeWest Unitholders.

The operation of oil and natural gas wells could subject PEI to environmental claims and liability.

The oil and natural gas industry is subject to extensive environmental regulation pursuant to local, provincial and federal legislation. A breach of that legislation may result in the imposition of fines or the issuance of “clean up” orders.  Legislation regulating the oil and natural gas industry may be changed to impose higher standards and potentially more costly obligations. For example, the Kyoto Protocol will require, among other things, significant reductions in greenhouse gases. The impact of the Kyoto Protocol, or any alternative environmental initiatives, on PEI is uncertain and may result in significant additional costs for PEI’s operations.  Although PrimeWest has established a reclamation fund for the purpose of funding the estimated future environmental and reclamation obligations based on current knowledge and expectations, PrimeWest cannot guarantee that it will be able to satisfy its actual future environmental and reclamation obligations.

PrimeWest is not fully insured against certain environmental risks, either because such insurance is not available or because of high premium costs.  In particular, insurance against risks from environmental pollution occurring over time (as opposed to sudden and catastrophic damages) is not available on economically reasonable terms.  Accordingly, PrimeWest's properties may be subject to liability due to hazards that cannot be insured against, or that have not been insured against due to prohibitive premium costs or for other reasons.

Any site reclamation or abandonment costs actually incurred in the ordinary course of business in a specific period will be funded out of cash flow and, therefore, will reduce the amounts available for distribution to PrimeWest Unitholders.  Should PEI be unable to fully fund the cost of remedying an environmental problem, PEI might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy.

Lower oil and gas prices increase the risk of write-downs of PrimeWest's oil and gas property investments.

Under Canadian accounting rules, the net capitalized cost of oil and gas properties may not exceed a “ceiling limit” that is based, in part, upon estimated future net cash flows from reserves.  If oil and natural gas prices decline, PrimeWest's net capitalized cost may exceed this cost ceiling, ultimately resulting in a charge against PrimeWest's earnings.  Under United States GAAP, the cost ceiling is generally lower than under Canadian GAAP because the future net cash flows used in the United States ceiling test are discounted to a present value.  Accordingly, PrimeWest would have more risk of a ceiling test write-down in a declining price environment if it reported under United States GAAP.  While these write-downs would not affect cash flow, the charge against earnings could be viewed unfavourably in the market.

Unforeseen title defects may result in a loss of entitlement to production and reserves.

PrimeWest conducts title reviews in accordance with industry practice prior to any purchase of resource assets. However, these reviews do not guarantee that an unforeseen defect in the chain of title will not arise and defeat PrimeWest's title to the purchased assets.  If such a defect were to arise, PrimeWest's entitlement to the production from the affected assets could be jeopardized and, as a result, distributions to PrimeWest Unitholders may be reduced.

The economic impact on PrimeWest of claims of aboriginal title is unknown.

Aboriginal people have claimed aboriginal title and rights to a substantial portion of western Canada. PrimeWest is unable to assess the effect, if any, that any such claim would have on PEI’s business and operations.

The oil and gas industry in Canada operates under federal, provincial and municipal legislation and regulation governing such matters as land tenure, prices, royalties, production rates, environmental protection controls, income, the exportation of crude oil, natural gas and other products, as well as other matters. The industry is also subject to regulation by governments in such matters as the awarding or acquisition of exploration and production rights or other interests, the imposition of specific drilling obligations, environmental protection controls, control over the development and abandonment of fields (including restrictions on production) and possibly expropriation or cancellation of contract rights.

Government regulations may be changed from time to time in response to economic or political conditions. The exercise of discretion by governmental authorities under existing regulations, the implementation of new regulations or the modification of existing regulations affecting the oil and gas industry could reduce demand for crude oil and natural gas, increase PEI’s costs and have a material adverse impact on PrimeWest.

Before proceeding with a project the participants in the project must obtain all required regulatory approvals. The regulatory approval process can involve stakeholder consultation, environmental impact assessments and public hearings, among other things. In addition, regulatory approvals may be subject to conditions including security deposit obligations and other commitments. Failure to obtain regulatory approvals, or failure to obtain them on a timely basis, could result in delays and abandonment or restructuring of the projects undertaken by PEI and increased costs, all of which could have a material adverse affect on PrimeWest.

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nationwide emissions of carbon dioxide, methane and nitrous oxide greenhouse gases. PrimeWest’s business and operations produce some of the greenhouse gases covered by the Kyoto Protocol.

The Government of Canada has put forward a Climate Change Plan for Canada which suggested that legislation may be introduced in due course that will set carbon dioxide and other greenhouse gases emission reduction requirements for various industrial activities, including oil sands and cogeneration. Future federal legislation, together with provincial emission reduction requirements, such as those proposed in Alberta’s Climate Change and Emissions Management Act, may require the reduction of emissions or emissions intensity from PEI’s business and operations. The reductions may not be technically or economically feasible and the failure to meet such emissions reduction requirements may materially adversely affect PEI’s business and result in fines, penalties and the suspension of operations. No assurance can be given that future environmental approvals, laws or regulations will not adversely impact the ability to operate PEI’s business or increase or maintain production or will not increase unit costs of production. Equipment from suppliers which can meet future emission standards may not be available on an economic basis and other methods of reducing emissions to required levels in the future may significantly increase operating costs or reduce output. There is a risk that the federal and/or provincial governments could pass legislation which would tax such emissions or require, directly or indirectly, reductions in such emissions produced by energy industry participants for which PEI may be unable to mitigate. Mitigation of the risk of future legislative or regulatory limits on the emission of greenhouse gases may include the acquisition of emission reduction or off set credits from third parties. However, emission reduction or off set credits may not be available for acquisition by PEI or may not be available on an economic basis and may not be recognized or qualify under future legislative or regulatory regimes as mitigation for the emission of greenhouse gases by PEI.

PrimeWest’s revenue and expenses are directly affected by the royalty regimes applicable to its oil and gas activities. The government of the Province of Alberta or of any other jurisdiction where PrimeWest carries on business could adopt new royalty regimes which will make capital expenditures uneconomic and there can be no assurance that the regime currently in place will remain unchanged.

Risks Related to the Trust Structure and the Ownership of PrimeWest Units

Changes in tax and other laws may adversely affect PrimeWest Unitholders.

Income tax laws, other laws or government incentive programs relating to the oil and gas industry may in the future be changed or interpreted in a manner that adversely affects PrimeWest and PrimeWest Unitholders. Tax authorities having jurisdiction over PrimeWest or the PrimeWest Unitholders may disagree with the manner in which PrimeWest calculates its income for tax purposes or could change their administrative practices to PrimeWest’s detriment or the detriment of the PrimeWest Unitholders.

On October 31, 2006, the Minister of Finance (Canada) (“Finance”) announced proposed changes to the taxation of certain publicly-traded trusts and partnerships and their unitholders.  These changes, assuming they are enacted, would apply, in the case of trusts, to a trust that is resident in Canada for purposes of the ITA, holds one or more “non-portfolio properties”, and the units of which are listed on a stock exchange or other public market (a “specified investment flow-through trust”, or “SIFT trust”).  In the case of a SIFT trust, the units of which were already publicly traded on October 31, 2006, the proposed changes generally would not take effect until January 1, 2011, provided the trust experiences only “normal growth” and no “undue expansion” before then. On December 15, 2006 Finance issued guidelines with respect to what would be considered “normal growth” for this purpose, and on December 21, 2006 Finance released draft legislative proposals to implement the changes previously announced on October 31, 2006.  These proposals, including by reference the December 15 guidelines, were subsequently included in Bill C-52, which received first reading in the House of Commons on March 29, 2007.  These proposals are hereinafter collectively referred to as the “SIFT Proposals”.

The SIFT Proposals, if enacted, will apply a tax at the trust level on distributions of certain income from publicly traded trusts at rates of tax comparable to the combined federal and provincial corporate tax, and treat such distributions as dividends to the unitholders.  It is not expected that PrimeWest will become subject to the new rules until 2011. However, assuming the SIFT Proposals are ultimately enacted in the form currently proposed, the implementation of such proposals would be expected to result in adverse tax consequences to PrimeWest and certain PrimeWest Unitholders (including most particularly PrimeWest Unitholders that are tax exempt or non-residents of Canada) and to impact cash distributions from PrimeWest.

In light of the foregoing, the SIFT Proposals may reduce the value of the PrimeWest Units, which would be expected to increase the cost to PrimeWest of raising capital in the public capital markets.  In addition, the SIFT Proposals are expected to substantially eliminate the competitive advantage that PrimeWest and other Canadian energy trusts enjoy relative to their corporate competitors in raising capital and pursuing acquisitions in a tax-efficient manner.  As a result, it may become more difficult for PrimeWest to compete effectively for acquisition opportunities.  There can be no assurance that PrimeWest will be able to reorganize its legal and tax structure to substantially mitigate the expected impact of the SIFT Proposals.

Further, the SIFT Proposals provide that, while there is no intention to prevent “normal growth” during the transitional period, any “undue expansion” could result in the transition period being revisited, presumably with the loss of the benefit to PrimeWest of that transitional period.  As a result, the adverse tax consequences resulting from the SIFT Proposals could be realized sooner than 2011. The December 15, 2006 guidelines state that “normal growth” will include equity growth within certain “safe harbour” limits, measured by reference to a SIFT trust’s market capitalization as of the end of trading on October 31, 2006 (which would include only the market value of the SIFT trust’s issued and outstanding publicly-traded trust units, and not any convertible debt, options or other interests convertible into or exchangeable for trust units).  Those safe harbour limits are 40% for the period from November 1, 2006 to December 31, 2007, and 20% each for calendar 2008, 2009 and 2010.  These limits are cumulative, so that any unused limit for a period carries over into the subsequent period.  Additional details of the guidelines include the following:

•

new equity for these purposes includes units and debt that is convertible into units (and may include other substitutes for equity if attempts are made to develop those, but does not include non-convertible debt);

•

replacing debt that was outstanding as of October 31, 2006 with new equity, whether by a conversion into trust units of convertible debentures or otherwise, will not be considered growth for these purposes and will therefore not affect the safe harbour; and

•

the exchange, for trust units, of exchangeable partnership units or exchangeable shares that were outstanding on October 31, 2006 will not be considered growth for those purposes and will therefore not affect the safe harbour where the issuance of the trust units is made in satisfaction of the exercise of the exchange right by a person other than the SIFT trust.

It is possible that, following the Arrangement, PrimeWest will be permitted to increase its safe harbour limits (based on PrimeWest’s October 31, 2006 market capitalization) by the amounts that would have been Shiningbank’s safe harbour limits (based on Shiningbank’s October 31, 2006 market capitalization) had the Arrangement not occurred.  However, the guidelines are not clear on this point.

PrimeWest’s market capitalization as of the close of trading on October 31, 2006, having regard only to the then issued and outstanding publicly-traded PrimeWest Units, was approximately $2.379 billion, and Shiningbank’s market capitalization as of the close of trading on October 31, 2006, having regard only to the then issued and outstanding publicly-traded Shiningbank Units, was approximately $1.689 billion.

While these guidelines are such that it is unlikely they would affect PrimeWest’s ability to raise the capital required to maintain and grow its existing operations in the ordinary course during the transition period, they could adversely affect the cost of raising capital and PrimeWest’s ability to undertake more significant acquisitions.

It is not known at this time when the SIFT Proposals will be enacted by Parliament or whether the SIFT Proposals will be enacted in the form currently proposed.

There is no assurance that Canadian federal income tax laws, such as the current treatment of mutual fund trusts, will not be changed in a manner that affects PrimeWest Unitholders in a material adverse way.

If PrimeWest ceases to qualify as a “mutual fund trust” under the ITA, the PrimeWest Units would cease to be qualified investments for RRSPs, RESPs, DPSPs and RRIFs.  PrimeWest could also become subject to tax under Part XII.2 of the ITA, which may have adverse consequences for certain PrimeWest Unitholders.  Furthermore, as the PrimeWest Units would then constitute “taxable Canadian property” for purposes of the ITA, Non-Resident PrimeWest Unitholders would be subject to tax under the ITA (in the absence of relief under an applicable tax treaty or convention) on any capital gains realized on the disposition (or deemed disposition) of such PrimeWest Units.  If MFCorp were found not to qualify as a “mutual fund corporation” under the ITA, adverse tax consequences would result from the Arrangement.

It is possible that the Canadian taxation authorities could choose to change the Canadian federal income tax laws applicable to income trusts and that any such changes could negatively affect, in a material way, the amount of cash available for distribution to PrimeWest Unitholders, the tax treatment of the PrimeWest Units and distributions made thereon, and the market value of the PrimeWest Units.

PrimeWest intends to distribute all of its taxable income to the PrimeWest Unitholders in each taxation year.  See “The Arrangement - Canadian Federal Income Tax Considerations”.  To the extent cash distributions from and other deductions within PrimeWest are insufficient to reduce its taxable income to nil, PrimeWest intends to distribute such remaining income in the form of additional PrimeWest Units to the PrimeWest Unitholders.  This would result in an income inclusion to the PrimeWest Unitholders in excess of cash actually received.  Moreover, the portion of cash distributions paid to PrimeWest Unitholders that is taxable may change from time to time.

There would be material adverse tax consequences if PrimeWest lost its status as a mutual fund trust under Canadian tax laws.

It is intended that PrimeWest will maintain its status as a “mutual fund trust” under the ITA in reliance on the exception in paragraph 132(7)(a) of the ITA (the “Royalty Trust Exemption”).  The Royalty Trust Exemption provides that a mutual fund trust will not be subject to the requirement that it not be maintained primarily for the benefit of Non-Residents if all or substantially all of the property of the trust, from the day of its creation, consists of property other than property which is “taxable Canadian property” for the purposes of the ITA.  If PrimeWest at any time fails to qualify for the Royalty Trust Exemption and does not otherwise qualify as a mutual fund trust for the purposes of the ITA, the consequences described above under “Income Tax” may affect PrimeWest Unitholders in a material adverse way.

Some of the significant consequences of losing mutual fund trust status are as follows:

PrimeWest would, even ignoring the SIFT Proposals, be taxed on certain types of income distributed to PrimeWest Unitholders, including income generated by the royalties held by PrimeWest.  Payment of this tax may have adverse consequences for some PrimeWest Unitholders, particularly PrimeWest Unitholders that are not residents of Canada and residents of Canada that are otherwise exempt from Canadian income tax.

PrimeWest Units held by PrimeWest Unitholders that are not residents of Canada would become taxable Canadian property.  These non-resident holders would be subject to Canadian income tax on any gains realized on a disposition of PrimeWest Units held by them.

The PrimeWest Units would not constitute qualified investments for RRSPs, RRIFs, RESPs or DPSPs.  If, at the end of any month, one of these exempt plans holds PrimeWest Units that are not qualified investments, the plan must pay a tax equal to 1% of the fair market value of the PrimeWest Units at the time the PrimeWest Units were acquired by the exempt plan.  An RRSP or RRIF holding non-qualified PrimeWest Units would be subject to taxation on income attributable to the PrimeWest Units, including the full amount of any capital gain realized on a disposition of non-qualified PrimeWest Units by the RRSP or RRIF.  If a RESP holds non-qualified PrimeWest Units, it may have its registration revoked by the CRA.

PrimeWest may take certain measures in the future to the extent PrimeWest believes them necessary to ensure that it maintains its status as a mutual fund trust. These measures could be adverse to certain holders of PrimeWest Units.

Rights as a PrimeWest Unitholder differ from those associated with other types of investments.

The PrimeWest Units do not represent a traditional investment in the oil and natural gas sector and should not be viewed by investors as shares in PrimeWest or PEI. The PrimeWest Units represent an equal fractional beneficial interest in PrimeWest and, as such, the ownership of the PrimeWest Units does not provide PrimeWest Unitholders with the statutory rights normally associated with ownership of shares of a corporation, including, for example, the right to bring “oppression” or “derivative” actions. The unavailability of these statutory rights may also reduce the ability of PrimeWest Unitholders to seek legal remedies against other parties on PrimeWest’s behalf.

The PrimeWest Units are also unlike conventional debt instruments in that there is no principal amount owing to PrimeWest Unitholders. The PrimeWest Units will have minimal value when reserves from PrimeWest's properties can no longer be economically produced or marketed.  PrimeWest Unitholders will only be able to obtain a return of the capital they invested during the period when reserves may be economically recovered and sold. Accordingly, the distributions received over the life of the investment may not meet or exceed the initial capital investment.

The limited liability of PrimeWest Unitholders is uncertain.

Because of prior uncertainties in the law relating to investment trusts, there is a risk that a PrimeWest Unitholder could be held personally liable for obligations of PrimeWest in respect of contracts or undertakings which PrimeWest entered into and for certain liabilities arising otherwise than out of contracts including claims in tort, claims for taxes and possibly certain other statutory liabilities arising prior to July 1, 2004.  Although every written contract or commitment of PrimeWest must contain an express disavowal of liability of the PrimeWest Unitholders and a limitation of liability to trust property, such protective provisions may not operate to avoid PrimeWest Unitholder liability for the relevant period. Notwithstanding attempts to limit PrimeWest Unitholder liability, PrimeWest Unitholders may not be protected from such liabilities to the same extent that a shareholder is protected from the liabilities of a corporation.  Further, although PrimeWest has agreed to indemnify and hold harmless each PrimeWest Unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by the PrimeWest Unitholder resulting from or arising out of that PrimeWest Unitholder not having limited liability, PrimeWest cannot guarantee that any assets would be available in these circumstances to reimburse PrimeWest Unitholders for any such liability.

On July 1, 2004 the Income Trusts Liability Act (Alberta) was proclaimed in force, creating a statutory limitation on the liability of unitholders of Alberta income trusts such as PrimeWest.  The legislation provides that a PrimeWest Unitholder is not, as a beneficiary, liable for any act, default, obligation or liability of the PrimeWest Trustee that arises after July 1, 2004.

Changes in market-based factors may adversely affect the trading price of PrimeWest Units.

The market price of the PrimeWest Units is primarily a function of anticipated distributions to PrimeWest Unitholders and the value of the properties owned by PrimeWest and PEI.  The market price of the PrimeWest Units is therefore sensitive to a variety of market-based factors, including, but not limited to, interest rates and the comparability of the PrimeWest Units to other yield oriented securities.  Any changes in these market-based factors may adversely affect the trading price of the PrimeWest Units.

The operation of PrimeWest is entirely independent from the PrimeWest Unitholders and loss of key management and other personnel could impact the business.

PrimeWest Unitholders are entirely dependent on the management of PrimeWest with respect to the acquisition of oil and gas properties and assets, the development and acquisition of additional reserves, the management and administration of all matters relating to the properties and the administration of PrimeWest.  The loss of the services of key individuals who currently comprise the management team could have a detrimental effect on PrimeWest.  Investors should carefully consider whether they are willing to rely on the existing management before investing in the PrimeWest Units.

There may be future dilution.

One of PrimeWest’s objectives is to continually add to its resource reserves through acquisitions and through development.  Because PrimeWest does not reinvest the majority of its cash flow, its success is, in part, dependent on its ability to raise capital from time to time by selling PrimeWest Units.  PrimeWest Unitholders will suffer dilution as a result of PrimeWest Unit offerings if, for example, the cash flow, production or reserves from acquired assets do not reflect the additional number of PrimeWest Units issued to acquire those assets. Dilution may also occur if the deployment of funds raised through the various components of the PrimeWest DRIP does not result in the creation of additional value for PrimeWest Unitholders.

There may not always be an active trading market in the United States and/or Canada for the PrimeWest Units.

While there is currently an active trading market for the PrimeWest Units in both the United States and Canada, PrimeWest cannot guarantee that an active trading market will be sustained in either country.

The PrimeWest Units are currently listed and posted for trading on the facilities of the TSX and the NYSE and application has been made to the TSX to list on the TSX the additional PrimeWest Units issuable pursuant to the Arrangement.  The failure of PrimeWest to meet the applicable listing or other requirements of the TSX in the future may result in the PrimeWest Units ceasing to be listed and posted for trading on the TSX which would have a material adverse affect on the value of PrimeWest Units.  PrimeWest is required to make a supplemental application to continue its listing on the NYSE following the Arrangement.  There can be no assurance that PrimeWest Units will continue to be listed and posted for trading on the TSX or the NYSE for the life of the PrimeWest Units.

The redemption right of PrimeWest Unitholders is limited.

PrimeWest Unitholders have a limited right to require PrimeWest to repurchase their PrimeWest Units, which is referred to as a redemption right.  It is anticipated that the redemption right will not be the primary mechanism for PrimeWest Unitholders to liquidate their investment.  PrimeWest’s ability to pay cash in connection with redemption is subject to limitations.  Any securities, which may be distributed in specie to PrimeWest Unitholders in connection with redemption, may not be listed on any stock exchange and a market may not develop for such securities. Also, such securities (or some of them) may not be a qualified investment for RRSPs, RRIFs, DPSPs or RESPs. In addition, there may be resale restrictions imposed by law upon the recipients of the securities pursuant to the redemption right.

Potential Conflicts of Interest

The directors and officers of PEI will be engaged in and will continue to be engaged in other activities in the oil and natural gas industry and, as a result of these and other activities, the directors and officers of PEI may become subject to conflicts of interest.  The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the ABCA.  To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the ABCA.

Risks Particular to United States and Other Non-Resident Unitholders

In addition to the risk factors set forth above, the following risk factors are particular to PrimeWest Unitholders who are Non-Residents.

United States and other Non-Resident Unitholders may be subject to additional taxation.

Canadian federal income tax laws may be amended to impose additional withholding or other taxes on the cash distributions or other property paid by PrimeWest to PrimeWest Unitholders who are not residents of Canada.

The exchange of Shiningbank Securities for PrimeWest Units pursuant to the Plan of Arrangement may be a taxable transaction for U.S. Securityholders.

There is significant uncertainty whether the Shiningbank Exchange qualifies as a tax-deferred reorganization for U.S. federal income tax purposes. If the Shiningbank Exchange does not so qualify, a Shiningbank Securityholder that is a U.S. Holder would recognize gain or loss on the exchange for U.S. federal income tax purposes in an amount equal to the difference between the fair market value of the PrimeWest Units received and its adjusted tax basis in the Shiningbank Units surrendered.

The ability of United States and other Non-Resident Unitholder investors to enforce civil remedies may be limited.

PrimeWest is a trust organized under the laws of Alberta, Canada, and its principal place of business is in Canada. All of the proposed directors and officers of PEI are residents of Canada and most of the experts who provide services to PrimeWest (such as its auditors and some of its independent reserve engineers) are residents of Canada, and all or a substantial portion of their assets and PrimeWest’s assets are located within Canada. As a result, it may be difficult for investors in the United States or other non-Canadian jurisdictions (a “Foreign Jurisdiction”) to effect service of process within such Foreign Jurisdiction upon such directors, officers and representatives of experts who are not residents of the Foreign Jurisdiction or to enforce against them judgments of courts of the applicable Foreign Jurisdiction based upon civil liability under the securities laws of such Foreign Jurisdiction, including United States federal securities laws or the securities laws of any state within the United States. In particular, there is doubt as to the enforceability in Canada against us or any of our directors, officers or representatives of experts who are not residents of the United States, in original actions, or in actions for enforcement of judgments of United States courts, of liabilities based solely upon the United States federal securities laws or the securities laws of any state within the United States.

INFORMATION CONCERNING PRIMEWEST ENERGY TRUST

PrimeWest Energy Trust

PrimeWest Energy Trust is an open-end investment trust created under the laws of Alberta pursuant to the PrimeWest Trust Indenture.  The undertaking of PrimeWest is to issue PrimeWest Units to the public and to invest PrimeWest’s funds, directly or indirectly, in oil and natural gas properties and assets related thereto. The sole beneficiaries of PrimeWest are the PrimeWest Unitholders.  Computershare Trust Company of Canada or its successor is the trustee of PrimeWest.  The head office of PrimeWest is 5100, 150 – 6th Avenue S.W., Calgary, Alberta, T2P 3Y7.  The registered office of PrimeWest is 4300, 888 – 3rd Street S.W., Calgary, Alberta, T2P 5C5.

The principal undertaking of PrimeWest is to acquire and hold, directly and indirectly, interests in oil and natural gas properties. One of PrimeWest’s primary assets is the PrimeWest Royalty granted by PEI pursuant to the PrimeWest Royalty Agreements.  The PrimeWest Royalty entitles PrimeWest to receive 99% of the net cash flow generated by the oil and natural gas interests held from time to time by PEI, after certain costs and deductions. The balance of such net cash flow may be retained by PEI to fund its working capital and other business and operating requirements, or may be passed on to PrimeWest to support distributions to PrimeWest Unitholders.  The PrimeWest Distributable Income resulting from the PrimeWest Royalty and other amounts received by PrimeWest is then distributed monthly to PrimeWest Unitholders.  PrimeWest also lends money to PEI to allow it to make further acquisitions and develop its properties. The interest income earned on such funds is also distributed monthly to PrimeWest Unitholders.

Description of the PrimeWest Royalty

PrimeWest’s primary sources of net cash flow are payments received from the PrimeWest Royalty issued to PrimeWest by PEI on the production from its oil and natural gas properties and interest and principal payments on debt issued to PrimeWest by PEI. For a complete description of the PrimeWest Royalty reference should be had to the PrimeWest Royalty Agreements, copies of which are available under PrimeWest’s profile on SEDAR (www.sedar.com) and at www.sec.gov.

The PrimeWest Royalty is payable to PrimeWest under the PrimeWest Royalty Agreements. Pursuant to the PrimeWest Royalty Agreements, PEI is required to pay to PrimeWest the PrimeWest Royalty with respect to a particular month on the 15th day (or the next business day if the 15th is not a business day) of the month following. The PrimeWest Royalty is in an amount equal to 99% of the aggregate of the production revenues generated by the oil and natural gas interests held from time to time by PEI and certain other revenues, net of certain permitted costs and deductions. The PrimeWest Royalty does not constitute an interest in land.

The PrimeWest Royalty created by the PrimeWest Royalty Agreements attaches not only to the properties presently owned by PEI, but also to the properties PEI acquires from time to time. In the event of a future acquisition, including the Shiningbank Assets (excluding the Shiningbank LP Royalty Agreement, which will remain in place following the completion of the Arrangement; see “Pro Forma Information of PrimeWest After Giving Effect to the Arrangement – Business of PrimeWest following the Arrangement and Impact on Royalties”), the PrimeWest Royalty Agreements require PrimeWest to make certain payments to PEI in an amount equal to 99% of the aggregate of the portion of the acquisition costs attributable to Canadian resource properties and certain of the capital expenditures in respect of the properties being acquired. These payments are referred to as “deferred purchase price obligations” and are payable provided that, among other things, PrimeWest is able to fund the deferred purchase price obligations from the issuance of additional PrimeWest Units, borrowings, the proceeds of dispositions from other properties or the proceeds of dispositions of the royalty sold in a concurrent disposition. As a result of the deferred purchase price obligation, PrimeWest will provide PEI with 99% of the funding it requires to acquire additional resource properties. The remaining 1% of the cost of such properties will be borne by PEI using its own working capital or funds borrowed by it for such purposes.

PrimeWest Energy Inc.

PrimeWest Energy Inc. was incorporated under the Business Corporations Act (Alberta) on March 4, 1996 and was amalgamated with PrimeWest Oil and Gas Corp., PrimeWest Royalty Corp. and PrimeWest Resources Ltd. on January 1, 2002 and continued as PrimeWest Energy Inc.

PEI is wholly owned by PrimeWest.  PEI’s business is the acquisition, development, exploitation, production and marketing of oil and natural gas and granting the PrimeWest Royalty to PrimeWest.

PrimeWest Gas Corp. (“PrimeWest Gas”) was amalgamated under the Business Corporations Act (Alberta) on January 24, 2003 in connection with the acquisition by PEI of two privately held Canadian corporations.  PrimeWest Gas was wholly owned by PEI and was an operating subsidiary of PEI and PrimeWest.  PrimeWest Gas was amalgamated with PEI on January 1, 2006 and continued as PEI.

PrimeWest Petroleum Inc. (“PrimeWest Petroleum”), a Colorado corporation, was incorporated on July 6, 2006, along with various related entities (see “Organizational Structure of PrimeWest” below), in conjunction with the acquisition of producing oil and gas assets, the majority of which are located in Montana, North Dakota and Wyoming (the “US Assets”), in order to complete such acquisition, and to exploit and operate the US Assets for the benefit of PrimeWest and the PrimeWest Unitholders.  All of the issued and outstanding common shares of PrimeWest Petroleum are owned directly by PrimeWest, while all of the issued and outstanding preferred shares are owned directly by PEI.

The capital structure of PEI includes the PrimeWest Exchangeable Shares which were issued in connection with previous corporate acquisitions. As at the PrimeWest Record Date, there were issued and outstanding 1,161,568 PrimeWest Exchangeable Shares, which are exchangeable into 782,397 PrimeWest Units based on a ratio which is adjusted and increased on each date that PrimeWest pays a distribution to its PrimeWest Unitholders.  As at June 6, 2007, the exchange ratio was 0.67357 PrimeWest Units for each PrimeWest Exchangeable Share. The outstanding PrimeWest Exchangeable Shares are traded on the TSX under the trading symbol “PWX”.

Organizational Structure of PrimeWest

The following diagram sets forth the organizational structure of PrimeWest as at the date hereof.

Notes:

(1)

The PrimeWest Unitholders own 100% of PrimeWest.

(2)

Cash distributions are made to PrimeWest Unitholders monthly based upon the PrimeWest Distributable Income.

In accordance with the terms of the PrimeWest Trust Indenture, holders of PrimeWest Units are entitled to direct PrimeWest as to how to vote in respect of all matters to be placed before PrimeWest, including the selection of directors of PEI, approving PEI’s financial statements, and appointing the auditors of PEI, who shall be the same as the auditors of PrimeWest.

Recent Developments

Bought Deal Financing

On January 11, 2007 PrimeWest completed an offering of 6,420,000 PrimeWest Units at $23.35 per PrimeWest Unit, resulting in gross proceeds of $149.9 million, and $200 million aggregate principal amount of five year 6.50% convertible unsecured subordinated debentures.  The net proceeds of the offering were used to repay a portion of the indebtedness of PrimeWest outstanding under the PrimeWest Credit Facilities.

Documents Incorporated by Reference

Information has been incorporated by reference into this Information Circular from documents filed with securities commissions or similar authorities in Canada.  Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of PEI at 5100, 150 - 6th Avenue S.W., Calgary, Alberta, T2P 3Y7 (telephone (403) 234-6600).  In addition, copies of the documents incorporated herein by reference may be obtained from the securities commissions or similar authorities in Canada through the SEDAR website at www.sedar.com.

The following documents of PrimeWest, filed with the various provincial securities commissions or similar authorities in Canada, are specifically incorporated into and form an integral part of this Information Circular:

(a)

the PrimeWest AIF;

(b)

management’s discussion and analysis of the financial condition and operations of PrimeWest for the year ended December 31, 2006;

(c)

the audited consolidated balance sheets of PrimeWest as at December 31, 2006 and 2005 and the audited consolidated statements of income, changes in Unitholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006, together with the notes thereto and the auditors’ report thereon;

(d)

the Management Proxy Circular of PrimeWest relating to the annual general meeting of the PrimeWest Unitholders held on May 3, 2007;

(e)

management’s discussion and analysis of the financial condition and operations of PrimeWest for the three months ended March 31, 2007;

(f)

the unaudited comparative consolidated financial statements of PrimeWest as at and for the three months ended March 31, 2007, together with the notes thereto; and

(g)

the material change report of PrimeWest dated May 15, 2007 relating to the Arrangement.

Any documents of the type required by National Instrument 44-101 to be incorporated by reference in a short form prospectus including any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditors’ report thereon, management’s discussion and analysis of financial condition and results of operations, information circulars, annual information forms and business acquisition reports filed by PrimeWest with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this Information Circular and prior to the Effective Date shall be deemed to be incorporated by reference in this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.  The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

External Debt

PrimeWest Credit Facilities

PrimeWest, PEI and PrimeWest Partnership currently have the PrimeWest Credit Facilities with a syndicate of lenders in the aggregate amount of $475,500,000.  The PrimeWest Credit Facilities revolve until June 30, 2007, by which time the lenders will have conducted their annual borrowing base review and at which time the lenders may extend the revolving period for a further 364 days or convert the PrimeWest Credit Facilities to a term facility.  The lenders have the right to re-determine the borrowing base at one other time during the year.  During the revolving phase, the PrimeWest Credit Facilities have no specific terms of repayment.  If the lenders convert the PrimeWest Credit Facilities to a term facility, 60% of the aggregate principal amount of the PrimeWest Credit Facilities shall be repayable on the date that is one year after the date of conversion, and the remaining 40% of that aggregate principal amount shall be repayable on the date that is two years after the date of conversion.

As a result of the U.S. Asset Acquisition during the third quarter of 2006, PrimeWest has drawn advances under the U.S. portion of the PrimeWest Credit Facilities in U.S. dollars in the form of LIBOR loans that bear interest at LIBOR plus a margin based on PrimeWest’s debt to EBITDA ratio. PrimeWest will continue to fund its ongoing operations in Canada with advances from the Canadian portion of the PrimeWest Credit Facilities utilizing Banker Acceptances (BA).  Advances under the Canadian portion of the PrimeWest Credit Facilities are made in the form of BAs, prime rate loans or letters of credit. In the case of BAs, interest is a function of the BA rate plus a stamping fee based on PrimeWest’s current ratio of debt to cash flow. In the case of prime-rate loans, interest is charged at the bank’s prime rate. For 2006, the effective interest rate on the bank credit facilities was 6.2%.

PrimeWest anticipates negotiating an increase in the PrimeWest Credit Facilities that will become effective upon completion of the Arrangement reflecting the addition of the Shiningbank Assets and the repayment of the Shiningbank Credit Facilities. See also “Pro Forma Information of PrimeWest After Giving Effect to the Arrangement - Pro Forma Consolidated Capitalization”.

The PrimeWest Credit Facilities have customary covenants including, but not limited to, covenants with respect to:

•

creating additional liens or security interests;

•

transferring or selling of assets;

•

entering into mergers and amalgamations;

•

incurring additional debt;

•

providing additional guarantees; and

•

entering into swaps and derivatives contracts.

All amounts outstanding under the PrimeWest Credit Facilities are secured by a floating charge oil and gas debenture over all of the present and after-acquired assets of PrimeWest and its Subsidiaries.  If the Subsidiaries become unable to pay their debt service charges or otherwise commit an event of default such as bankruptcy, the lenders may foreclose on or sell the properties.  The secured parties for the PrimeWest Credit Facilities, PrimeWest US Secured Notes and PrimeWest UK Secured Notes have agreed to share the security interests on a pari passu basis.

The payment of the principal of, and interest on, the PrimeWest Convertible Debentures is subordinated in right of payment, as set forth in the PrimeWest Convertible Debenture Indenture, to the prior payment in full of all senior indebtedness of PrimeWest and indebtedness to trade creditors of PrimeWest, where senior indebtedness of PrimeWest means the principal of and premium, if any, and interest on and other amounts in respect of all indebtedness of PrimeWest (whether outstanding as at the date of the PrimeWest Convertible Debenture Indenture or thereafter incurred), other than indebtedness evidenced by the PrimeWest Convertible Debentures and all other existing and future debentures or other instruments of PrimeWest which, by the terms of the instrument creating or evidencing the indebtedness, is expressed to be pari passu with, or subordinate in right of payment to, the PrimeWest Convertible Debentures.

In the event of a bankruptcy, insolvency, liquidation or reorganization of PrimeWest or any of the other subsidiaries of PrimeWest, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of PrimeWest and the subsidiaries of PrimeWest before any assets are made available for distribution to PrimeWest. The PrimeWest Units therefore effectively rank junior to the PrimeWest Credit Facilities and most other liabilities (including trade payables) of PrimeWest and the subsidiaries of PrimeWest. Other than pursuant to the PrimeWest Credit Facilities, neither PrimeWest nor any of the subsidiaries of PrimeWest is limited in their ability to incur secured or unsecured indebtedness.

Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment of any amounts by PrimeWest’s subsidiaries to PrimeWest. Although PrimeWest believes the PrimeWest Credit Facilities will be sufficient for its immediate requirements, there can be no assurance that the amount will be adequate for the financial obligations of PrimeWest or that additional funds can be obtained or that upon expiration or completion of the Arrangement, the PrimeWest Credit Facilities can be refinanced on terms acceptable to PrimeWest and PEI and to the applicable lenders.

PrimeWest US Secured Notes

On May 7, 2003, PrimeWest replaced a portion of its bank debt with PrimeWest US Secured Notes.  The PrimeWest US Secured Notes have a final maturity date of May 7, 2010, and bear interest at 4.19% per annum, with interest paid semi-annually on November 7 and May 7 of each year.  The terms of the PrimeWest US Secured Notes require PrimeWest to make four annual principal repayments of U.S. $31,250,000 each, the first such payment having been made on May 7, 2007.  Security for amounts outstanding under the PrimeWest US Secured Notes is provided by, among other things, a floating charge oil and gas debenture over all of the present and after-acquired assets of PrimeWest and its Subsidiaries.  The secured parties for the PrimeWest Credit Facilities, PrimeWest US Secured Notes and PrimeWest UK Secured Notes have agreed to share the security interests on a pari passu basis.

The U.S. Secured Notes are the legal obligation of PEI and are guaranteed by PrimeWest.

PrimeWest UK Secured Notes

On June 14, 2006, PrimeWest completed a private placement of ₤63,000,000 of senior secured notes due June 14, 2016, bearing interest at 5.76% per annum.  PrimeWest entered into a currency swap transaction to fix the aggregate principal value and annual interest payments at $130.7 million and $3.9 million, respectively.  As a result of the swap, the PrimeWest UK Secured Notes bear interest at an effective rate of 5.93% per annum with interest payable semi-annually on June 14 and December 14 of each year.  Security for amounts outstanding under the PrimeWest U.K. Secured Notes is provided by, among other things, a floating charge oil and gas debenture over all of the present and after-acquired assets of PrimeWest and its Subsidiaries.  The secured parties for the PrimeWest Credit Facilities, PrimeWest US Secured Notes and PrimeWest UK Secured Notes have agreed to share the security interests on a pari passu basis.

PrimeWest Convertible Debentures

General

The PrimeWest Convertible Debentures each have substantially similar terms except as to interest rate, maturity date and conversion price, the details of which differences are set out below.

Series I Debentures

The Series I Debentures bear interest at an annual rate of 7.50% payable semi-annually on March 31 and September 30 in each year.  The Series I Debentures are redeemable by PrimeWest at a price of $1,050 per Series I Debenture after September 30, 2007 and on or before September 30, 2008, and at a price of $1,025 per Series I Debenture after September 30, 2008 and before maturity on September 30, 2009, in each case, plus accrued and unpaid interest thereon, if any.  Each Series I Debenture is convertible into PrimeWest Units at the option of the holder at any time prior to the close of business on the earlier of September 30, 2009 and the business day immediately preceding the date specified by the Trust for redemption of the Series I Debentures, at a conversion price of $26.50 per Trust Unit, subject to adjustment in certain events.  Holders converting their Series I Debentures will receive accrued and unpaid interest thereon.

Series II Debentures

The Series II Debentures bear interest at an annual rate of 7.75% payable semi-annually on June 30 and December 31 in each year.  The Series II Debentures are redeemable by PrimeWest at a price of $1,050 per Series II Debenture after December 31, 2007 and on or before December 31, 2008, at a price of $1,025 per Series II Debenture after December 31, 2008 and on or before December 31, 2009, and at a price of $1,000 per Series II Debenture after December 31, 2009 and before maturity on December 31, 2011, in each case, plus accrued and unpaid interest thereon, if any.  Each Series II Debenture will be convertible into PrimeWest Units at the option of the holder at any time prior to the close of business on the earlier of December 31, 2011 and the business day immediately preceding the date specified by PrimeWest for redemption of the Series II Debentures, at a conversion price of $26.50 per PrimeWest Unit, subject to adjustment in certain events.  Holders converting their Series II Debentures will receive accrued and unpaid interest thereon.

Series III Debentures

The Series III Debentures bear interest at an annual rate of 6.50% payable semi-annually on January 31 and July 31 in each year, commencing July 31, 2007.  The Series III Debentures are redeemable by PrimeWest at a price of $1,050 per Series III Debenture after February 1, 2010 and on or before January 31, 2011 and at a price of $1,025 per Series III Debenture after February 1, 2011 and on or before January 31, 2012, in each case, plus accrued and unpaid interest thereon, if any.  Each Series III Debenture will be convertible into PrimeWest Units at the option of the holder at any time prior to the close of business on the earlier of January 31, 2012 and the business day immediately preceding the date specified by PrimeWest for redemption of the Series III Debentures, at a conversion price of $26.25 per PrimeWest Unit, subject to adjustment in certain events.  Holders converting their Series III Debentures will receive accrued and unpaid interest thereon.

Cash Distributions on PrimeWest Units

Record of Cash Distributions on PrimeWest Units

The following table sets forth the per PrimeWest Unit amount of monthly cash distributions paid by PrimeWest since January 2005.

Distribution Date	Month	2007	2006	2005
February 15	January	$0.25	$0.36	$0.30
March 15	February	0.25	0.36	0.30
April 15	March	0.25	0.36	0.30
May 15	April	0.25	0.36	0.30
June 15	May	0.25(1)	0.36	0.30
July 15	June	0.25(2)	0.30	0.30
August 15	July		0.30	0.30
September 15	August		0.30	0.30
October 15	September		0.30	0.30
November 15	October		0.25	0.30
December 15	November		0.25	0.30
January 15	December		0.25	0.36

Notes:

1(1)

Payment will be made on June 15, 2007 to PrimeWest Unitholders of record on May 24, 2007.

1(2)

Payment will be made on July 13, 2007 to PrimeWest Unitholders of record on June 22, 2007.

1(3)

The historical distributions described above may not be reflective of future distributions which are subject to review and determination by the PrimeWest Board of Directors.  See “Distribution Policy” below.

Distribution Policy

Cash distributions to PrimeWest Unitholders are at the discretion of the PrimeWest Board of Directors and can fluctuate depending on the cash flow generated from operations.  The cash flow available for distribution is dependent upon many factors, including fluctuations in the quantity of petroleum and natural gas substances produced, prices received for that production, hedging contract receipts and payments, currency exchange rates, taxes and direct expenses of PrimeWest, as well as reclamation fund contributions, current and future capital expenditures and operating costs, debt service charges and general and administrative expenses determined necessary by PEI.  PrimeWest receives monthly revenues pursuant to the PrimeWest Royalty in an amount determined, in part, by the directors PEI, as well as income from other sources, and distributes a portion of these revenues to PrimeWest Unitholders monthly.  See “PrimeWest Energy Trust – Description of the PrimeWest Royalty” above.

The PrimeWest Board of Directors considers a variety of factors in establishing the monthly distribution level, including, but not limited to:  commodity price outlook, cash flow forecast, capital development plans, debt levels, tax considerations and competitive industry distribution practices.  PrimeWest believes that this strategy provides PrimeWest with greater financial flexibility while reducing the cost and potential dilution associated with financing activities.  PrimeWest's monthly distributions are currently $0.25 per PrimeWest Unit.

If the Effective Date occurs on July 11, 2007, as currently scheduled, the first post-Arrangement distribution of PrimeWest will be paid on August 15, 2007 to PrimeWest Unitholders (including former Shiningbank Securityholders) of record on July 20, 2007.  Future distributions will be subject to the discretion of the PrimeWest Board of Directors and may vary depending on, among other things, the current and anticipated commodity price environment. See “Pro Forma Information of PrimeWest After Giving Effect to the Arrangement - Risk Factors”.

Price Range and Trading Volume of PrimeWest Units

The outstanding PrimeWest Units are traded on the TSX under the trading symbol “PWI.UN” and on the NYSE under the symbol “PWI”.  The following table sets forth the price range and trading volume of the PrimeWest Units as reported by the TSX and the NYSE for the periods indicated:

	Toronto Stock Exchange			New York Stock Exchange
	High	Low	Average Daily Trading Volume	High		Low		Average Daily Trading Volume
2005
First Quarter	$32.00	$26.15	269,714	U.S. $	26.60	U.S. $	21.30	536,170
Second Quarter	$31.68	$28.35	202,225		25.59		22.50	377,264
Third Quarter	$36.42	$30.86	183,469		31.37		25.15	445,338
Fourth Quarter	$37.68	$30.55	199,849		32.57		25.71	480,603
2006
First Quarter	$38.14	$30.73	248,573		32.90		25.25	463,387
Second Quarter	$35.30	$31.20	253,976		31.00		27.25	438,922
Third Quarter	$35.77	$26.64	222,485		31.50		23.80	441,476
Fourth Quarter	$29.21	$20.87	391,293		25.94		18.03	796,697
2007
January	$22.77	$19.98	335,026		19.34		17.01	621,135
February	$23.37	$22.11	239,216		20.05		19.03	407,537
March	$23.35	$21.77	190,088		20.26		18.45	332,738
April	$23.45	$22.32	185,266		20.76		19.34	309,605
May	$23.94	$22.34	368,628		22.37		20.15	546,840
June (1-6)	$23.35	$22.53	369,031		21.93		21.13	508,574

On May 9, 2007, the last trading day on which the PrimeWest Units traded prior to announcement of the Arrangement, the closing price of the PrimeWest Units on the TSX was $23.55 and on the NYSE was U.S.$ 21.37.  On June 6, 2007, the closing price of the PrimeWest Units on the TSX was $22.98 and on the NYSE was U.S.$21.75.

Risk Factors

An investment in the PrimeWest Units is subject to certain risks. Readers should carefully consider the risk factors described under the heading “Risk Factors” in the PrimeWest AIF incorporated by reference in this Information Circular as well as the risk factors set forth elsewhere in this Information Circular.

Legal Proceedings

There are no outstanding legal proceedings material to PrimeWest to which PrimeWest or PEI is a party or in respect of which any of their respective properties are subject, nor are there any such proceedings known to be contemplated.

Auditors, Transfer Agent and Registrar

PrimeWest’s auditors are PricewaterhouseCoopers LLP, Chartered Accountants, Calgary, Alberta.

Computershare Trust Company of Canada at its offices in Calgary, Alberta and Toronto, Ontario acts as the transfer agent and registrar for the PrimeWest Units, PrimeWest Exchangeable Shares and PrimeWest Convertible Debentures.

Additional Information

Additional information relating to PrimeWest is available on SEDAR at www.sedar.com. Financial information concerning PrimeWest is provided in its financial statements for the year ended December 31, 2006 and the accompanying management’s discussion and analysis, both of which can be accessed on SEDAR.

INFORMATION CONCERNING SHININGBANK ENERGY INCOME FUND

Shiningbank Energy Income Fund

Shiningbank is an unincorporated open-ended investment trust created under the laws of the Province of Alberta and formed and governed by the Shiningbank Trust Indenture. The head and principal office of Shiningbank is located at 1400, 111 – 5th Avenue S.W., Calgary, Alberta, T2P 3Y6. The registered office of Shiningbank is located at Suite 1200, 700 – 2nd Street S.W., Calgary, Alberta, T2P 4V5.

Shiningbank’s assets consist primarily of the Shiningbank Royalties granted by SEL and Shiningbank LP and the Shiningbank Managed Entities Notes. The Shiningbank Royalties entitle Shiningbank to receive Shiningbank Royalty Income earned by SEL and by Shiningbank LP.  The Shiningbank Managed Entities Notes entitle Shiningbank to receive payments of principal and interest from the Shiningbank Managed Entities in accordance with the terms of promissory notes.

Holders of Shiningbank Units are the beneficiaries of Shiningbank. Shiningbank Unitholders indirectly receive the benefit of the Shiningbank Royalties consisting of the entitlement to receive an amount equal to the Shiningbank Royalty Income and also indirectly receive the benefit of the interest income on the Shiningbank Managed Entities Notes.

Shiningbank Energy Ltd.

Shiningbank Energy Ltd. was incorporated under the Business Corporations Act (Alberta) on March 7, 1996 as Proximity Energy Ltd. Its articles were amended by a Certificate of Amendment dated April 9, 1996 to change its name to Shiningbank Energy Ltd. Effective July 1, 2000, Shiningbank Energy Ltd. amalgamated with Shiningbank Energy Acquisitions Ltd., Raider Resources Ltd. and Cambright Gas Corporation and continued under the name Shiningbank Energy Ltd. Effective May 4, 2001, Shiningbank Energy Ltd. amalgamated with 923720 Alberta Inc. and Ionic Energy Inc. and continued under the name Shiningbank Energy Ltd. Effective October 9, 2002, Shiningbank Energy Ltd. amalgamated with Shiningbank Energy Management Inc. and continued under the name Shiningbank Energy Ltd. Effective January 1, 2004, Shiningbank Energy Ltd. amalgamated with Jocsak Energy Ltd. and continued under the name Shiningbank Energy Ltd. Effective March 8, 2004, Shiningbank Energy Ltd. amalgamated with Birchill Resources Limited and Good Ridge Explorations Ltd. and continued under the name Shiningbank Energy Ltd. Effective August 2, 2005, Shiningbank Energy Ltd. amalgamated with Outlook Energy Corp. and Blizzard Energy Inc. and continued under the name Shiningbank Energy Ltd. Effective September 30, 2006, Shiningbank Energy Ltd. amalgamated with Find Energy Ltd. and 999546 Alberta Ltd. to form SEL. SEL is a wholly-owned subsidiary of Shiningbank ExchangeCo and an indirect wholly-owned subsidiary of Shiningbank. The head and principal office of SEL is located at 1400, 111 – 5th Avenue S.W., Calgary, Alberta, T2P 3Y6. The registered office of SEL is located at Suite 1200, 700 – 2nd Street S.W., Calgary, Alberta, T2P 4V5.

SEL is in the business of acquiring, developing, exploiting, owning and disposing of oil and natural gas properties, providing certain administrative services to Shiningbank and acting as general partner of Shiningbank LP.  SEL has approximately 100 employees. SEL has agreed, pursuant to the Shiningbank Administrative Services Agreement, to provide certain management, advisory and administrative services in connection with the Shiningbank Royalties, Shiningbank, the Shiningbank Units and any entity of Shiningbank administered by SEL. SEL receives no management fees for acting as administrator of Shiningbank or as general partner of Shiningbank LP and is reimbursed only for administrative expenses incurred in connection therewith.

Shiningbank Holdings Corporation

Shiningbank Holdings Corporation was incorporated under the Business Corporations Act (Alberta) on July 24, 2002 as 999972 Alberta Inc. Its articles were amended by a Certificate of Amendment dated October 8, 2002 to, among other things, change its name to Shiningbank Holdings Corporation and authorize the issuance of an unlimited number of Shiningbank Exchangeable Shares. With the exception of the Shiningbank Exchangeable Shares, Shiningbank owns all of the issued and outstanding shares of Shiningbank ExchangeCo. The head and principal office of Shiningbank ExchangeCo is located at 1400, 111 – 5th Avenue S.W., Calgary, Alberta, T2P 3Y6. The registered office of Shiningbank ExchangeCo is located at Suite 1200, 700 – 2nd Street S.W., Calgary, Alberta, T2P 4V5. Shiningbank ExchangeCo has no employees or business other than holding the shares of SEL.

On October 9, 2002, Shiningbank ExchangeCo acquired all of the shares of Shiningbank Energy Management Inc., the former manager of Shiningbank, for $2.9 million in cash and 1,136,614 Shiningbank Exchangeable Shares. The acquisition of Shiningbank Energy Management Inc. was approved by Shiningbank Unitholders at a special meeting held on October 8, 2002.

The Shiningbank Exchangeable Shares are exchangeable for Shiningbank Units at the election of the Shiningbank Exchangeable Shareholder based on the exchange ratio in effect on the date of exchange. The exchange ratio on October 9, 2002 was one (i.e., one Shiningbank Unit was issuable upon the exchange of one Shiningbank Exchangeable Share). The exchange ratio is increased at the time of payment of each distribution on the Shiningbank Units by an amount equal to the distribution per Shiningbank Unit divided by the weighted average trading price of the Shiningbank Units on the TSX for the 10 trading days ending on the record date for that distribution. The exchange ratios in effect as at December 31, 2006 and June 6, 2007 were 1.58724 and 1.65904, respectively.

Shiningbank Exchangeable Shareholders have the right to receive notice of and to vote at meetings of Shiningbank Unitholders.

As at the Shiningbank Record Date, there were 272,266 Shiningbank Exchangeable Shares outstanding, of which 75,775 were subject to the terms of an escrow agreement with 100% to be released from escrow on October 9, 2007.

Shiningbank Limited Partnership

Shiningbank Limited Partnership is a limited partnership which was formed on December 10, 2004 under the Partnership Act (Alberta). The head and principal office of Shiningbank LP is located at 1400, 111 – 5th Avenue S.W., Calgary, Alberta, T2P 3Y6. The registered office of Shiningbank LP is located at Suite 1200, 700 – 2nd Street S.W., Calgary, Alberta, T2P 4V5.

Shiningbank LP is in the business of acquiring, developing, exploiting, owning and disposing of oil and natural gas properties. Shiningbank Operating Trust owns 100% of the limited partnership interests in Shiningbank LP and SEL is the general partner of Shiningbank LP.

Shiningbank Operating Trust

Shiningbank Operating Trust is an unincorporated commercial trust created under the laws of the Province of Alberta and governed by a trust indenture dated September 30, 2004. The head and principal office of Shiningbank Operating Trust is located at 1400, 111 – 5th Avenue S.W., Calgary, Alberta, T2P 3Y6. The registered office of Shiningbank Operating Trust is located at Suite 1200, 700 – 2nd Street S.W., Calgary, Alberta, T2P 4V5.

The trustee of Shiningbank Operating Trust is SLP Holdings Inc. All of the beneficial interest of Shiningbank Operating Trust is held by Shiningbank. The assets of Shiningbank Operating Trust currently consist of its limited partnership interest in Shiningbank LP.

SLP Holdings Inc.

SLP Holdings Inc. was incorporated under the Business Corporations Act (Alberta) on September 30, 2004 as 1130243 Alberta Inc. Its articles were amended by a Certificate of Amendment dated January 9, 2006 to change its name to SLP Holdings Inc. Its head and principal office is located at 1400, 111 – 5th Avenue S.W., Calgary, Alberta, T2P 3Y6 and its registered office is located at Suite 1200, 700 – 2nd Street S.W., Calgary, Alberta, T2P 4V5.

SLP Holdings Inc. was incorporated for the purpose of being the trustee of Shiningbank Operating Trust. All of the outstanding shares of SLP Holdings Inc. are held by Shiningbank.

Intercorporate Relationships

The following organizational chart sets forth the material subsidiaries of, and voting securities held by, Shiningbank and illustrates the flow of cash from the Shiningbank Properties to Shiningbank and from Shiningbank to the Shiningbank Unitholders.

The Shiningbank Royalties

Pursuant to the Shiningbank Royalty Agreements, SEL and Shiningbank LP have granted the Shiningbank Royalties to Shiningbank. The Shiningbank Royalties do not constitute an interest in land and Shiningbank is not entitled to take its share of production in kind or to separately sell or market its share of petroleum substances.

SEL and Shiningbank LP are required to pay all Crown charges in respect of the Shiningbank Properties and Shiningbank is required to reimburse the portion specified by SEL and Shiningbank LP provided that the amount does not exceed 99% of all Crown charges. At the option of SEL and Shiningbank LP, such reimbursement may be effected by setting off the amount of such reimbursement against Shiningbank Royalty Income which SEL and Shiningbank LP are obliged to pay Shiningbank.

The Shiningbank Royalty Agreements provide that Shiningbank will be entitled to be paid by SEL and Shiningbank LP, by way of cash payments, the amount payable in respect of the Shiningbank Royalties for each month or quarter, at the election of SEL and Shiningbank LP, on or before the fifteenth day of the month following the completion of such period.

Deferred Purchase Price Obligation

Recognizing that funds flow from properties acquired by SEL and Shiningbank LP will be subject to the Shiningbank Royalties for the benefit of Shiningbank Unitholders, the Shiningbank Royalty Agreements impose upon Shiningbank the Shiningbank Deferred Purchase Price Obligation. The Shiningbank Deferred Purchase Price Obligation constitutes an ongoing obligation of Shiningbank to pay to SEL and Shiningbank LP, as additions to the purchase price for the Shiningbank Royalties on the following basis: (i) 99% of the cost of any Canadian resource properties (as defined in the ITA) which may be subsequently acquired by SEL and Shiningbank LP, directly or by way of corporate or other business combination, to the extent that such cost is not financed by the debt incurred or assumed by SEL and Shiningbank LP; and (ii) 99% of any capital expenditures incurred in respect of the Shiningbank Properties and so designated by SEL and Shiningbank LP to the extent that such cost is not financed by debt incurred or assumed by SEL and Shiningbank LP. If SEL or Shiningbank LP does not make a designation in respect of capital expenditures at the time they are incurred, the Shiningbank Deferred Purchase Price Obligation shall not be applicable to such expenditures. The Shiningbank Royalty Agreements also provide that the net proceeds realized by Shiningbank from any offerings of Shiningbank Units which occur subsequent to the initial public offering of Shiningbank Units may be payable by Shiningbank to SEL and Shiningbank LP pursuant to the Shiningbank Deferred Purchase Price Obligation outstanding at the relevant time.

The cost of the 1% of Canadian resource properties acquired by SEL or Shiningbank LP that is not subject to the Shiningbank Deferred Purchase Price Obligation and the entire cost of depreciable tangible equipment relating to any such additional properties, shall be borne by SEL and Shiningbank LP utilizing their own working capital or funds borrowed by them for such purposes from Shiningbank or otherwise.

Release of Royalties and Acquisition of Replacement Properties

Pursuant to the terms of the Shiningbank Royalty Agreements, SEL and Shiningbank LP may assign, sell, exchange or otherwise dispose of, all or any portion of the Shiningbank Properties and may release the Shiningbank Royalties therefrom, provided that they determine that such assignments, sales, exchanges or other dispositions would be in the best interests of the Shiningbank Unitholders and that such sales are in accordance with the following:

(a)

all assignments, sales, exchanges or other dispositions of Shiningbank Properties for proceeds in excess of 5% of Asset Value (as defined in the Shiningbank Royalty Agreements) of all Shiningbank Properties must be approved by the Shiningbank Board of Directors and, in connection with such approval, the Shiningbank Board of Directors must determine whether the net proceeds of any sales allocable to Shiningbank should be distributed to Shiningbank Unitholders or used to purchase additional properties; and

(b)

all assignments, sales, exchanges or other dispositions of Shiningbank Properties in a calendar year having an aggregate Asset Value (as defined in the Shiningbank Royalty Agreements) greater than 25% of the Asset Value of all Shiningbank Properties must be approved by a special resolution of the Shiningbank Unitholders and, in connection with such approval, the Shiningbank Unitholders, subject to the recommendation by the Shiningbank Board of Directors, are also required to consider whether the net proceeds of the assignment, sale, exchange or other disposition, allocable to Shiningbank should be distributed to the Unitholders or used to purchase additional properties.

The Shiningbank Royalty Agreements provide, with respect to the release of the Shiningbank Royalties, that:

(c)

the proceeds of disposition of an interest in any of the Shiningbank Properties (excluding proceeds in respect of related tangible equipment and certain other miscellaneous interests), to the extent not applied to repay borrowings of SEL and Shiningbank LP, shall be allocated 99% to Shiningbank and 1% to the residual interest of SEL and Shiningbank LP and 100% of the proceeds in respect of related tangible equipment and certain other miscellaneous interests shall be allocated to SEL and Shiningbank LP;

(d)

the proceeds of disposition allocable as aforesaid to Shiningbank (the “Royalty Disposition Proceeds”) shall be forthwith deposited in an interest bearing account with a Canadian chartered bank maintained by SEL or Shiningbank LP, as the case may be, in trust for Shiningbank (the “Proceeds Account”) and to the extent that there is a Shiningbank Deferred Purchase Price Obligation outstanding, the amount thereof shall be paid to SEL out of those proceeds of disposition;

(e)

interest received on the Proceeds Account during any period shall be paid by SEL and to Shiningbank on or before the fifteenth day of the month following the end of such period;

(f)

to the extent that Royalty Disposition Proceeds create a negative balance in the cumulative Canadian oil and gas property expense account of Shiningbank (as defined in the ITA) as at the end of any calendar year, SEL and Shiningbank LP shall remit to Shiningbank an amount from the Proceeds Account equal to such negative balance so as to permit the distribution thereof; and

(g)

to the extent that Royalty Disposition Proceeds are not used to purchase replacement properties within one year from the date such proceeds are deposited in the Proceeds Account, such proceeds shall be forthwith paid by SEL and Shiningbank LP to Shiningbank and distributed to Shiningbank Unitholders.

Shiningbank Managed Entities Notes

The business of the Shiningbank Managed Entities involves the development of their existing oil and natural gas reserves and the acquisition of additional oil and natural gas reserves, both of which can require significant capital expenditures. Shiningbank, primarily through public offerings of its securities, provides the Shiningbank Managed Entities with access to external sources of capital. Following the completion of a public offering of securities, Shiningbank may loan the net proceeds received from such offering to a Shiningbank Managed Entity, to the extent that such proceeds exceed the Shiningbank Deferred Purchase Price Obligation, in return for a demand promissory note bearing a market rate of interest. The Shiningbank Managed Entity can then utilize such funds to finance an acquisition or capital expenditures or to repay indebtedness incurred to finance an acquisition or capital expenditures.

Shiningbank currently holds Shiningbank Managed Entities Notes issued in connection with the acquisitions of Raider Resources Ltd., Ionic Energy Inc., Birchill Resources Limited, Blizzard Energy Inc. and Find Energy Ltd. As at June 6, 2007, the principal amount of the Shiningbank Managed Entities Notes held by Shiningbank was $845 million. The interest rate on such notes is based on the prime rate announced from time to time by a major Canadian chartered bank plus a spread of up to 0.25%.

Recent Developments

Distribution Policy

On January 18, 2007, Shiningbank announced a reduced monthly cash distribution of $0.15 per Shiningbank Unit beginning with the distribution payable on February 15, 2007.  This 35% reduction from the monthly cash distribution of $0.23 per Shiningbank Unit was in response to an extended period of declining natural gas prices and a much higher cost of capital resulting from the drop in the market price of the Shiningbank Units following the announcement of the SIFT Proposals.  This new distribution policy is aimed at funding substantially all distributions and capital expenditures from cash flow.

The Shiningbank Board of Directors reviews Shiningbank’s distribution policy on an ongoing basis based on Shiningbank’s view of future operations, business development opportunities and internal funds flow projections, which incorporate Shiningbank’s production forecasts, commodity price, interest rate and foreign exchange expectations, hedging activities and spending requirements.

Documents Incorporated by Reference

Information has been incorporated by reference into this Information Circular from documents filed with securities commissions or similar authorities in Canada.  Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary and General Counsel of SEL at 1400, 111 – 5th Avenue S.W., Calgary, Alberta, T2P 3Y6 (telephone (403) 268-7477).  In addition, copies of the documents incorporated herein by reference may be obtained from the securities commissions or similar authorities in Canada through the SEDAR website at www.sedar.com.

The following documents of Shiningbank, filed with the various provincial securities commissions or similar authorities in Canada, are specifically incorporated into and form an integral part of this Information Circular:

(a)

the Shiningbank AIF;

(b)

the audited comparative consolidated financial statements of Shiningbank and the notes thereto as at and for the years ended December 31, 2006 and 2005, including the auditors’ report thereon, together with the management’s discussion and analysis of financial condition and results of operations (“MD&A”) for the years then ended;

(c)

the information circular of Shiningbank dated March 14, 2007 prepared in connection with the annual and special meeting of the Shiningbank Unitholders held on May 15, 2007; and

(d)

the unaudited comparative consolidated financial statements of Shiningbank and notes thereto as at and for the three month periods ended March 31, 2007 and 2006, together with the MD&A for the periods then ended; and

(e)

the material change report of Shiningbank dated May 14, 2007 relating to the Arrangement.

Any documents of the type required by National Instrument 44-101 to be incorporated by reference in a short form prospectus including any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditors’ report thereon, management’s discussion and analysis of financial condition and results of operations, information circulars, annual information forms and business acquisition reports filed by Shiningbank with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this Information Circular and prior to the Effective Date shall be deemed to be incorporated by reference in this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.  The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

External Debt

Shiningbank Credit Facilities

SEL maintains a $500 million revolving credit facility (increased from $480 million in April 2007) with a syndicate of Canadian chartered banks of which $430.3 million was drawn at December 31, 2006 and $457.6 million was drawn at March 31, 2007. Borrowings under the Shiningbank Credit Facilities bear interest at an annual rate ranging from the banks’ prime rate to the banks’ prime rate plus 0.45%, depending on the total debt to cash flow ratio, or, at SEL’s option, the bankers’ acceptance rate plus a stamping fee. The Shiningbank Credit Facilities are secured by a $600 million floating charge debenture on all assets of SEL together with supporting debentures and guarantees from Shiningbank’s material subsidiaries and affiliates. The revolving period extends to April 24, 2008, at which time the Shiningbank Credit Facilities, unless renewed, revert to a two-year term with the quarterly principal payments, if necessary, commencing on July 26, 2008.  Each quarterly payment would be one-twentieth of the principal outstanding on the term-out date with the balance owing at the end of the second year.

The terms of the Shiningbank Credit Facilities ensure its lenders have priority over Shiningbank Unitholders with respect to the assets and income of Shiningbank and its subsidiaries. Amounts due and owing to its lenders under the Shiningbank Credit Facilities must be paid before any distribution can be made to Shiningbank Unitholders. This could result in an interruption of distributions. See “Risk Factors – Credit Facility” at page 49 of the Shiningbank AIF.

PrimeWest anticipates negotiating a new credit facility with lenders following completion of the Arrangement, reflecting the addition of the Shiningbank Assets. See “Information Concerning PrimeWest Energy Trust - External Debt – PrimeWest Credit Facilities” and “Pro Forma Information of PrimeWest After Giving Effect to the Arrangement - Pro Forma Consolidated Capitalization”.

Distribution History

Cash distributions on the Shiningbank Units are paid at the discretion of the Shiningbank Board of Directors and can fluctuate depending on the funds flow generated from operations. The following table summarizes the cash distributions per Shiningbank Unit paid by Shiningbank since January 2004. Shiningbank’s historical cash distributions may not be reflective of future cash distributions, which will be subject to review by the Shiningbank Board of Directors taking into account its prevailing financial circumstances at the relevant time. See “Risk Factors – Distributions” at page 54 of the Shiningbank AIF.

Payment Date(1)	2007	2006	2005	2004
January 15	$ 0.23	$ 0.30	$ 0.23	$ 0.23
February 15	0.15	0.30	0.23	0.23
March 15	0.15	0.30	0.23	0.23
April 15	0.15	0.25	0.23	0.23
May 15	0.15	0.25	0.23	0.23
June 15		0.25	0.23	0.23
July 15		0.25	0.23	0.23
August 15		0.23	0.23	0.23
September 15		0.23	0.23	0.23
October 15		0.23	0.23	0.23
November 15		0.23	0.23	0.23
December 15		0.23	0.30	0.23

Total		$ 3.05	$ 2.83	$ 2.76

Note:

2(1)

The record date for Shiningbank Unitholders entitled to receive cash distributions on the Shiningbank Units is generally the last Business Day of the month preceding the payment date.

On May 17, 2007, Shiningbank declared a distribution of $0.15 per Shiningbank Unit to be paid on June 15, 2007 to Shiningbank Unitholders of record on May 31, 2007.

Price Range and Trading Volume of Shiningbank Units

The Shiningbank Units are listed for trading on the TSX under the symbol “SHN.UN”. The following table sets forth the reported high and low sales prices (which are not necessarily the closing prices) and the aggregate trading volume of the Shiningbank Units as reported by the TSX for the periods indicated.

	Toronto Stock Exchange
	High	Low	Trading Volume
2005
First Quarter	$23.35	$19.77	9,574,319
Second Quarter	$22.19	$19.60	8,916,032
Third Quarter	$26.18	$21.50	17,649,286
Fourth Quarter	$30.99	$22.00	16,825,686
2006
First Quarter	$29.52	$21.26	27,496,583
Second Quarter	$26.18	$18.72	17,017,759
Third Quarter	$23.30	$16.78	26,213,260
Fourth Quarter	$20.57	$12.51	54,142,005
2007
January	$14.19	$12.05	13,519,158
February	$14.67	$13.21	5,769,737
March	$13.63	$11.90	8,996,190
April	$14.10	$12.15	5,877,536
May	$14.60	$13.63	13,689,831
June (1-6)	$14.17	$13.68	1,426,521

On May 9, 2007, the last trading day on which the Shiningbank Units traded prior to announcement of the Arrangement, the closing price of the Shiningbank Units on the TSX was $14.60.  On June 6, 2007, the closing price of the Shiningbank Units on the TSX was $14.02.

Risk Factors

An investment in the Shiningbank Units is subject to certain risks. Investors should carefully consider the risks described under the heading “Risk Factors” starting at page 47 of the Shiningbank AIF as well as the risk factors set forth elsewhere in this Information Circular.

Legal Proceedings

There are no outstanding legal proceedings material to Shiningbank to which Shiningbank is a party or in respect of which any of its properties are subject, nor are there any such proceedings known to be contemplated.

Auditors, Transfer Agent and Registrar

The auditors of Shiningbank are KPMG LLP, Chartered Accountants, of Calgary, Alberta.

The transfer agent and registrar for the Shiningbank Units is Computershare Trust Company of Canada at its principal offices in Toronto, Ontario and Calgary, Alberta.

Additional Information

Additional information relating to Shiningbank is available on SEDAR at www.sedar.com. Financial information concerning Shiningbank is provided in its financial statements for the year ended December 31, 2006 and the accompanying management’s discussion and analysis, both of which can be accessed on SEDAR.

GENERAL PROXY MATTERS

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by each of (a) the management of PEI, on behalf of the PrimeWest Trustee in its capacity as trustee of PrimeWest, to be used at the PrimeWest Meeting; and (b) the management of SEL, as the administrator of Shiningbank, to be used at the Shiningbank Meeting. Solicitations of proxies will be primarily by mail, but may also be by newspaper publication, in person or by telephone, fax or oral communication by directors, officers, employees or agents of PEI and SEL who will be specifically remunerated therefor. All costs of the solicitation for the PrimeWest Meeting will be borne by PrimeWest and all costs of the solicitation for the Shiningbank Meeting will be borne by Shiningbank.

PrimeWest and Shiningbank have engaged Georgeson to encourage the return of completed proxies by Unitholders, to solicit proxies in favour of the Arrangement Resolutions and the other matters to be considered at the Meetings, and to assist Shiningbank Securityholders in completing and returning the Letters of Transmittal.  The aggregate fees for the information agent and proxy solicitation services provided by Georgeson are based on a flat fee program management fee of $100,000 and a success fee of $100,000 payable only if both the Shiningbank Arrangement Resolution and the PrimeWest Arrangement Resolution are approved at the respective Meetings, as well as out-of-pocket expenses.  PrimeWest and Shiningbank do not expect that the costs in respect of such services will exceed $200,000.  Fees payable to Georgeson will be paid by Shiningbank and PrimeWest.

Appointment and Revocation of Proxies

Accompanying this Information Circular is a form of proxy for holders of PrimeWest Units, a form of proxy for Shiningbank Units and forms of voting directions for holders of PrimeWest Exchangeable Shares and Shiningbank Exchangeable Shares.

A Unitholder may attend the applicable Meeting in person or may be represented by proxy.  Unitholders who are unable to attend the applicable Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the applicable Meeting or any adjournment thereof.  To be effective, the proxy must be received by Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 by mail (or by courier or hand delivery to 600, 530 – 8th Avenue S.W., Calgary, Alberta, T2P 3S8) no later than 24 hours (excluding Saturdays, Sundays and holidays) (i.e., not later than 9:00 a.m. (Calgary time) on Monday, July 9, 2007 in respect of the Shiningbank Meeting and not later than 10:00 a.m. (Calgary time) on Monday, July 9, 2007 in respect of the PrimeWest Meeting) before the time for holding the applicable Meeting or any adjournment thereof or be deposited with the Chairman of the applicable Meeting prior to its commencement.  Unitholders may also use a touch-tone telephone to transmit voting instructions on or before the date and time noted above, although Unitholders cannot use the telephone voting service to designate another person to attend and vote on their behalf at the Meeting.  In addition, Unitholders may use the internet (at www.investorvote.com) to transmit voting instructions on or before the date and time noted above, and may also use the internet to appoint a proxyholder to attend and vote on the Unitholder’s behalf at the Meeting.  For information regarding voting by telephone and voting by internet or appointing a proxy by internet, see the form of proxy for Unitholders and/or the Information Circular enclosed herewith.

A Unitholder submitting a form of proxy has the right to appoint a Person to represent him or her at the Meeting (who need not be a Unitholder) other than the Persons designated in the form of proxy furnished on behalf of Computershare Trust Company of Canada.  To exercise such right, the names of the Persons designated by PrimeWest or Shiningbank, as applicable, should be crossed out and the name of the Unitholder’s appointee should be legibly printed in the blank space provided.  In addition, the Unitholder should notify the appointee of his or her appointment, obtain his or her consent to act as appointee and instruct him or her on how the Unitholder’s PrimeWest Units or Shiningbank Units, as applicable, are to be voted.

A PrimeWest Exchangeable Shareholder may give Computershare Trust Company of Canada voting instructions for a number of votes equal to the number of votes that such PrimeWest Exchangeable Shareholder would have been entitled had the holder exchanged their PrimeWest Exchangeable Shares for PrimeWest Units immediately prior to the PrimeWest Record Date.  A Shiningbank Exchangeable Shareholder is entitled to that number of votes equal to the number of votes that such Shiningbank Exchangeable Shareholder would have been entitled had the holder exchanged such Shiningbank Exchangeable Share for Shiningbank Units immediately prior to the Shiningbank Record Date.  The form of voting direction which accompanies the Information Circular is the means by which holders of Exchangeable Shares may authorize the voting of the voting rights associated with the Exchangeable Shares. Computershare Trust Company of Canada will exercise each vote only as directed on the voting direction. In the absence of instructions as to voting, Computershare Trust Company of Canada will not cast these votes.  PrimeWest Exchangeable Shareholders may also instruct Computershare Trust Company of Canada to give a proxy entitling the holder's designee to vote personally the relevant number of votes or to grant to PEI a proxy to vote those votes.  The procedures for PrimeWest Exchangeable Shareholders to instruct Computershare Trust Company of Canada about voting at the Meeting are explained in the “Voting Information Form for Holders of PrimeWest Exchangeable Shares” that has been provided to the PrimeWest Exchangeable Shareholders with the Information Circular. To be effective, the voting direction must be received by Computershare Trust Company of Canada, Proxy Department, 100 University Ave., 9th Floor, Toronto, Ontario M5J 2Y1 by mail (or by courier or hand delivery to 600, 530 – 8th Avenue S.W., Calgary, Alberta, T2P 3S8) no later than 9:00 a.m. (Calgary time) on Monday, July 9, 2007 in the case of the Shiningbank Exchangeable Shareholders and no later than 10:00 a.m. (Calgary time) on Monday, July 9, 2007 in the case of the PrimeWest Exchangeable Shareholders.

A Securityholder who has submitted a form of proxy as directed hereunder may revoke it at any time prior to the exercise thereof.  If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person.  In addition to the revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Securityholder or his attorney or authorized agent and deposited either at the registered office of Computershare Trust Company of Canada at any time up to 9:00 a.m. (Calgary time) on the last Business Day preceding the date of the Shiningbank Meeting and at any time up to 10:00 a.m. (Calgary time) on the last Business Day preceding the date of the PrimeWest Meeting, as the case may be, or any adjournment thereof, or with the Chair of the respective Meeting on the day of the Meeting or any adjournment thereof, in either case prior to its commencement, and upon either of such deposits, the proxy is revoked.

The PrimeWest Record Date for determination of PrimeWest Securityholders entitled to receive notice of, and to attend and vote at, the PrimeWest Meeting is June 5, 2007.  Only PrimeWest Securityholders whose names have been entered in the register of PrimeWest Units or PrimeWest Exchangeable Shares on the close of business on the PrimeWest Record Date will be entitled to receive notice of, and to attend and vote at, the PrimeWest Meeting.  Holders of PrimeWest Units or PrimeWest Exchangeable Shares who acquire PrimeWest Units or PrimeWest Exchangeable Shares, as the case may be, after the PrimeWest Record Date will not be entitled to vote such PrimeWest Units or PrimeWest Exchangeable Shares at the PrimeWest Meeting.

The Shiningbank Record Date for determination of Shiningbank Securityholders entitled to receive notice of, and to attend and vote at, the Shiningbank Meeting is June 5, 2007.  Only Shiningbank Securityholders whose names have been entered in the register of Shiningbank Units or Shiningbank Exchangeable Shares on the close of business on the Shiningbank Record Date will be entitled to receive notice of, and to attend and vote at, the Shiningbank Meeting.  Holders of Shiningbank Units or Shiningbank Exchangeable Shares who acquire Shiningbank Units or Shiningbank Exchangeable Shares, as the case may be, after the Shiningbank Record Date will not be entitled to vote such Shiningbank Units or Shiningbank Exchangeable Shares at the Shiningbank Meeting.

Signature of Proxy

The applicable form of proxy or voting direction must be executed by the Securityholder or his or her attorney authorized in writing, or if the Securityholder is a corporation, the form of proxy should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated. A proxy signed by a person acting as attorney or in some other representative capacity should reflect such person’s capacity following his or her signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with PrimeWest or Shiningbank, as applicable).

Voting of Proxies

The persons named in the accompanying forms of proxy will vote the Units in respect of which they are appointed in accordance with the direction of the Unitholder appointing them. In the absence of such direction, the Units will be voted FOR the approval of the applicable Arrangement Resolution and the other matters to be considered at the Meetings.

Exercise of Discretion of Proxy

The proxyholder and voting direction holder has discretion under the accompanying applicable form of proxy and voting direction to consider a number of matters relating to the Arrangement that are not yet determined. At the date of this Information Circular, management of PEI and SEL know of no amendments, variations or other matters to come before the Meetings other than the matters referred to in the Notice of Meetings. Holders of PrimeWest Securities and Shiningbank Securities who are planning on returning the accompanying applicable form of proxy or voting direction, as applicable, are encouraged to review the Information Circular carefully before submitting the proxy form or voting direction, as the case may be.

Voting Securities and Principal Holders Thereof

As at the PrimeWest Record Date, there were approximately 90,833,895 PrimeWest Units and 1,161,568 PrimeWest Exchangeable Shares issued and outstanding. To the knowledge of the directors and officers of PEI, as at the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction, over PrimeWest Units entitled to 10% or more of the votes which may be cast at the PrimeWest Meeting.

As at the Shiningbank Record Date, there were 85,878,019 Shiningbank Units and 272,266 Shiningbank Exchangeable Shares issued and outstanding. To the knowledge of the directors and officers of SEL, as at the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction, over Shiningbank Units entitled to 10% or more of the votes which may be cast at the Shiningbank Meeting.

Procedure and Votes Required

Arrangement Resolutions

The Interim Order provides that each Securityholder at the close of business on the applicable PrimeWest Record Date or Shiningbank Record Date will be entitled to receive notice of, to attend and to vote at the applicable Meeting.

Pursuant to the Interim Order:

(a)

the PrimeWest Securityholders shall vote in respect of the PrimeWest Arrangement Resolution together as a single class of securities.  Each PrimeWest Unit entitled to be voted at the PrimeWest Meeting will entitle the holder to one vote at the PrimeWest Meeting in respect of the PrimeWest Arrangement Resolution and the other matters to be considered at the PrimeWest Meeting.  Each PrimeWest Exchangeable Share entitled to be voted at the PrimeWest Meeting will entitle Computershare Trust Company of Canada, as voting and exchange trustee and for the benefit of the holder thereof, to that number of votes at the PrimeWest Meeting equal to the number of votes that a PrimeWest Exchangeable Shareholder would have been entitled had the holder exchanged such PrimeWest Exchangeable Share for PrimeWest Units immediately prior to the PrimeWest Record Date;

(b)

the Shiningbank Securityholders shall vote in respect of the Shiningbank Arrangement Resolution together as a single class of securities.  Each Shiningbank Unit entitled to be voted at the Shiningbank Meeting will entitle the holder to one vote at the Shiningbank Meeting in respect of the Shiningbank Arrangement Resolution and the other matters to be considered at the Shiningbank Meeting and each Shiningbank Exchangeable Share entitled to be voted at the Shiningbank Meeting will entitle the holder to that number of votes at the Shiningbank Meeting equal to the number of votes that a Shiningbank Exchangeable Shareholder would have been entitled had the holder exchanged such Shiningbank Exchangeable Share for Shiningbank Units immediately prior to the Shiningbank Record Date in respect of the Shiningbank Arrangement Resolution and the other matters to be considered at the Shiningbank Meeting;

(c)

the number of votes required to pass the PrimeWest Arrangement Resolution shall be not less than 66 2/3% of the votes cast by PrimeWest Securityholders, either in person or by proxy, at the PrimeWest Meeting;

(d)

the number of votes required to pass the Shiningbank Arrangement Resolution shall be not less than 66 2/3% of the votes cast by Shiningbank Securityholders, either in person or by proxy, at the Shiningbank Meeting;

(e)

a quorum shall be present at the PrimeWest Meeting if two persons entitled to vote thereat holding or representing not less than 5% of the outstanding PrimeWest Units entitled to vote at the PrimeWest Meeting are present either in person or by duly appointed proxy. If within 30 minutes from the time appointed for the PrimeWest Meeting a quorum is not present, the PrimeWest Meeting shall be adjourned to such Business Day that is not less than 14 days following the day appointed for the PrimeWest Meeting, and to such time and place as may be appointed by the Chairman of the PrimeWest Meeting. If at such adjourned meeting a quorum is not present, the PrimeWest Unitholders present in person or by proxy shall be a quorum for all purposes; and

(f)

a quorum shall be present at the Shiningbank Meeting if two persons holding not less than 5% of the outstanding Shiningbank Units entitled to vote at the Shiningbank Meeting are present either in person or by duly appointed proxy. If within 30 minutes from the time appointed for the Shiningbank Meeting a quorum is not present, the Shiningbank Meeting shall be adjourned to such Business Day that is not less than 14 days following the day appointed for the Shiningbank Meeting, and to such time and place as may be appointed by the Chairman of the Shiningbank Meeting.  If at such adjourned meeting a quorum is not present, the Shiningbank Unitholders present in person or by proxy shall be a quorum for all purposes.

AUDITORS’ CONSENTS

Consent of PricewaterhouseCoopers LLP

We have read the Joint Information Circular and Proxy Statement dated June 7, 2007 with respect to a Plan of Arrangement involving PrimeWest Energy Trust, PrimeWest Energy Inc., Shiningbank Energy Income Fund, Shiningbank Energy Ltd., Shiningbank Holdings Corporation, 1320659 Alberta Ltd., PrimeWest Securityholders and Shiningbank Securityholders (the “Information Circular”). We have complied with Canadian generally accepted standards for an auditors’ involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Information Circular of our report to the unitholders of PrimeWest Energy Trust on the consolidated balance sheets of PrimeWest Energy Trust as at December 31, 2006 and 2005 and the consolidated statements of income and deficit and cash flows for the three years then ended. Our reports are dated March 9, 2007.

By:	(signed) “PricewaterhouseCoopers LLP”
Chartered Accountants Calgary, Canada June 7, 2007

Consent of KPMG LLP

We have read the Joint Information Circular and Proxy Statement dated June 7, 2007 with respect to a Plan of Arrangement involving PrimeWest Energy Trust, PrimeWest Energy Inc., Shiningbank Energy Income Fund, Shiningbank Energy Ltd., Shiningbank Holdings Corporation, 1320659 Alberta Ltd., PrimeWest Securityholders and Shiningbank Securityholders (the “Information Circular”). We have complied with Canadian generally accepted standards for an auditors’ involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Information Circular of our report to the unitholders of Shiningbank Energy Income Fund on the consolidated balance sheets of Shiningbank Energy Income Fund as at December 31, 2006 and 2005 and the consolidated statements of earnings and deficit and cash flows for the years then ended. Our report is dated February 27, 2007.

By:	(signed) “KPMG LLP”
Chartered Accountants Calgary, Canada June 7, 2007

APPENDIX
PRIMEWEST ARRANGEMENT RESOLUTION

“BE IT RESOLVED THAT:

1.

the arrangement (“Arrangement”) under Section 193 of the Business Corporations Act (Alberta) substantially as set forth in the Plan of Arrangement attached as Schedule A to Appendix D to the Joint Information Circular and Proxy Statement of PrimeWest Energy Trust (“PrimeWest”) and Shiningbank Energy Income Fund (“Shiningbank”) dated June 7, 2007 (the “Information Circular”), all as more particularly described in the Information Circular, including, without limitation:

(a)

the amendments to PrimeWest’s declaration of trust dated August 2, 1996 among Computershare Trust Company of Canada, as trustee, PrimeWest Energy Inc. (“PEI”) and the Initial Unitholder (as therein defined), as amended and restated as of November 6, 2002, as amended as of May 6, 2004, and as further amended from time to time, and the constating documents and contracts of PEI:

(i)

by creating the special units (“PrimeWest Special Units”) of PrimeWest; and

(ii)

otherwise to the extent necessary to facilitate the Arrangement, including without limitation any amendments necessary to the PrimeWest Royalty Agreements to accommodate the acquisition of the Shiningbank Assets;

(a)

the election of Messrs. David M. Fitzpatrick, Robert B. Hodgins and Warren D. Steckley to the board of directors of PEI effective as of the effective date of the Arrangement (the “Effective Date”);

(b)

the exchange of each issued and outstanding trust unit (“Shiningbank Unit”) of Shiningbank for trust units (“PrimeWest Units”) of PrimeWest on the basis of 0.620 of a PrimeWest Unit for each Shiningbank Unit; and

(c)

the exchange of each issued and outstanding exchangeable share (“Shiningbank Exchangeable Share”) of Shiningbank Holdings Corporation for PrimeWest Units on the basis of the product of 0.620 and the exchange rate of the Shiningbank Exchangeable Shares (expressed as the number of Shiningbank Units that are issuable as of the Effective Date on the exchange of one Shiningbank Exchangeable Share), be and is hereby authorized and approved;

1.

the arrangement agreement (the “Arrangement Agreement”) dated as of May 10, 2007 among PrimeWest, PEI, Shiningbank, Shiningbank Energy Ltd. and 1320659 Alberta Ltd., a copy of which is attached as Appendix D to the Information Circular, together with such amendments or variations thereto made in accordance with the terms of the Arrangement Agreement as may be approved by the persons referred to in paragraph  hereof, such approval to be evidenced conclusively by their execution and delivery of any such amendments or variations, is hereby confirmed, ratified and approved;

2.

notwithstanding that this resolution has been duly passed and/or has received the approval of the Court of Queen’s Bench of Alberta, the board of directors of PEI may, without further notice to or approval of the holders of PrimeWest Units or holders of exchangeable shares of PEI, subject to the terms of the Arrangement, amend or terminate the Arrangement Agreement or the Plan of Arrangement or revoke this resolution at any time prior to the filing of the Articles of Arrangement giving effect to the Arrangement;

3.

any director or officer of PEI is hereby authorized, for and on behalf of PEI, to execute and deliver Articles of Arrangement and to execute, with or without the corporate seal, and, if, appropriate, deliver all other documents and instruments and do all other things as in the opinion of such director or officer may be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action; and

5.

capitalized terms used in these resolutions that are not otherwise defined herein shall have the meaning ascribed thereto in the Information Circular.”

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APPENDIX
SHININGBANK ARRANGEMENT RESOLUTION

“BE IT RESOLVED THAT:

1.

the arrangement (“Arrangement”) under Section 193 of the Business Corporations Act (Alberta) substantially as set forth in the Plan of Arrangement attached as Schedule A to Appendix D to the Joint Information Circular and Proxy Statement of PrimeWest Energy Trust (“PrimeWest”) and Shiningbank Energy Income Fund (“Shiningbank”) dated June 7, 2007 (the “Information Circular”), all as more particularly described in the Information Circular, be and is hereby authorized and approved;

2.

the arrangement agreement (the “Arrangement Agreement”) dated as of May 10, 2007 among PrimeWest, PrimeWest Energy Inc., Shiningbank, Shiningbank Energy Ltd. (“SEL”) and 1320659 Alberta Ltd., a copy of which is attached as Appendix D to the Information Circular, together with such amendments or variations thereto made in accordance with the terms of the Arrangement Agreement as may be approved by the persons referred to in paragraph  hereof, such approval to be evidenced conclusively by their execution and delivery of any such amendments or variations, is hereby confirmed, ratified and approved;

3.

notwithstanding that this resolution has been duly passed and/or has received the approval of the Court of Queen’s Bench of Alberta, the board of directors of SEL may, without further notice to or approval of the holders of trust units of Shiningbank or holders of exchangeable shares of Shiningbank Holdings Corporation, subject to the terms of the Arrangement, amend or terminate the Arrangement Agreement or the Plan of Arrangement or revoke this resolution at any time prior to the filing of the Articles of Arrangement giving effect to the Arrangement;

4.

any director or officer of SEL is hereby authorized, for and on behalf of SEL, in its own corporate capacity and in its capacity as administrator of Shiningbank, as the case may be, to execute and deliver Articles of Arrangement and to execute, with or without the corporate seal, and, if, appropriate, deliver all other documents and instruments and do all other things as in the opinion of such director or officer may be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action; and

5.

capitalized terms used in these resolutions that are not otherwise defined herein shall have the meaning ascribed thereto in the Information Circular.”

- 1

APPENDIX
INTERIM ORDER

- 1

Action No. 0701 - 05780

IN THE COURT OF QUEEN’S BENCH OF ALBERTA

JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, R.S.A. 2000, c. B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING PRIMEWEST ENERGY TRUST, PRIMEWEST ENERGY INC., SHININGBANK ENERGY INCOME FUND, SHININGBANK ENERGY LTD., SHININGBANK HOLDINGS CORPORATION, 1320659 ALBERTA LTD., THE UNITHOLDERS OF PRIMEWEST ENERGY TRUST, THE EXCHANGEABLE SHAREHOLDERS OF PRIMEWEST ENERGY INC., THE UNITHOLDERS OF SHININGBANK ENERGY INCOME FUND AND THE EXCHANGEABLE SHAREHOLDERS OF SHININGBANK HOLDINGS CORPORATION

BEFORE THE HONOURABLE	)	AT THE COURT HOUSE, AT CALGARY,
MADAM JUSTICE K.M. HORNER	)	ALBERTA, ON THE 6th DAY OF
IN CHAMBERS	)	JUNE, 2007.

INTERIM ORDER

UPON the Joint Petition (the “Joint Petition”) of PrimeWest Energy Trust (“PrimeWest Trust”), PrimeWest Energy Inc. (“PEI”) (PrimeWest Trust and PEI are together referred to as “PrimeWest”), Shiningbank Energy Income Fund (“Shiningbank Fund”), Shiningbank Energy Ltd. (“SEL”), Shiningbank Holdings Corporation (“Shiningbank ExchangeCo” and, together with Shiningbank Fund and SEL, “Shiningbank”) and 1320659 Alberta Ltd. (“MFCorp”);

AND UPON reading the Joint Petition and the Affidavit of Donald A. Garner and the Affidavit of David M. Fitzpatrick (together, the “Affidavits”), filed;

AND UPON hearing counsel for PrimeWest and MFCorp and counsel for Shiningbank;

AND UPON noting that the Executive Director of the Alberta Securities Commission (the “Executive Director”) has been served with notice of this application as required by subsection 193(8) of the Business Corporations Act, R.S.A. 2000, c. B-9 (the “ABCA”) and that the Executive Director does not intend to appear or make submissions with respect to this application;

FOR THE PURPOSES OF THIS ORDER:

(a)

the capitalized terms not defined in this Order shall have the meanings attributed to them in the Joint Information Circular and Proxy Statement of PrimeWest and Shiningbank (the “Information Circular”), a draft copy of which is attached as Exhibit A the Affidavit of Donald A. Garner; and

(a)

all references to “Arrangement” used herein mean the plan of arrangement as described in the Affidavits and in the form attached as Schedule A to the Arrangement Agreement, which is attached as Appendix D to the Information Circular.

IT IS HEREBY ORDERED AND ADJUDGED THAT:

1.

The proposed transactions outlined in the Arrangement constitute an “Arrangement” within the definition of the ABCA and the Joint Petitioners may proceed with the Plan of Arrangement, as described in the Affidavits.

General

2.

PrimeWest and Shiningbank shall seek approval of the Arrangement by the holders of trust units (“PrimeWest Units”) of PrimeWest Trust (the “PrimeWest Unitholders”), the holders of exchangeable shares (“PrimeWest Exchangeable Shares” and, together with the PrimeWest Units, “PrimeWest Securities”) of PEI (“PrimeWest Exchangeable Shareholders” and, together with the PrimeWest Unitholders, “PrimeWest Securityholders”), the holders of trust units (“Shiningbank Units”) of Shiningbank Fund (the “Shiningbank Unitholders”) and the holders of exchangeable shares (“Shiningbank Exchangeable Shares” and, together with the Shiningbank Units, “Shiningbank Securities”) of Shiningbank ExchangeCo (the “Shiningbank Exchangeable Shareholders” and, together with the Shiningbank Unitholders, “Shiningbank Securityholders”), in the manner set forth below.

PrimeWest Meeting

3.

PrimeWest shall call and conduct a special meeting (the “PrimeWest Meeting”) of PrimeWest Securityholders on or about July 10, 2007. At the PrimeWest Meeting, PrimeWest Securityholders will consider and vote upon the PrimeWest Arrangement Resolution and such other business as may properly be brought before the PrimeWest Meeting or any adjournment thereof, all as more particularly described in the Information Circular.

4.

A quorum shall be present at the PrimeWest Meeting if two persons entitled to vote thereat holding or representing not less than 5% of the outstanding PrimeWest Units entitled to vote at the PrimeWest Meeting are present either in person or by duly appointed proxy. If within 30 minutes from the time appointed for the PrimeWest Meeting a quorum is not present, the PrimeWest Meeting shall be adjourned to such Business Day that is not less than 14 days following the day appointed for the PrimeWest Meeting, and to such time and place as may be appointed by the Chairman of the PrimeWest Meeting. If at such adjourned meeting a quorum is not present, the PrimeWest Unitholders present in person or by proxy shall be a quorum for all purposes.

1.

The PrimeWest Securityholders shall vote in respect of the PrimeWest Arrangement Resolution together as a single class of securities.  Each PrimeWest Unit entitled to be voted at the PrimeWest Meeting will entitle the holder to one vote at the PrimeWest Meeting in respect of the PrimeWest Arrangement Resolution and the other matters to be considered at the PrimeWest Meeting.  Each PrimeWest Exchangeable Share entitled to be voted at the PrimeWest Meeting will entitle Computershare Trust Company of Canada, as voting and exchange trustee and for the benefit of the holder thereof, to that number of votes at the PrimeWest Meeting equal to the number of votes that a PrimeWest Exchangeable Shareholder would have been entitled had the holder exchanged such PrimeWest Exchangeable Share for PrimeWest Units immediately prior to the PrimeWest Record Date (as defined below).

2.

The record date for the PrimeWest Meeting shall be June 5, 2007 (the “PrimeWest Record Date”). Only PrimeWest Securityholders whose names have been entered on the applicable register of PrimeWest Units or PrimeWest Exchangeable Shares on the close of business on the PrimeWest Record Date will be entitled to receive notice of and to attend and vote at the PrimeWest Meeting in accordance with paragraph 5. Holders of PrimeWest Units or PrimeWest Exchangeable Shares who acquire their PrimeWest Units or PrimeWest Exchangeable Shares after the PrimeWest Record Date will not be entitled to vote such securities at the PrimeWest Meeting.

Shiningbank Meeting

3.

Shiningbank shall call and conduct a special meeting (the “Shiningbank Meeting”) of Shiningbank Securityholders on or about July 10, 2007. At the Shiningbank Meeting, Shiningbank Securityholders will consider and vote upon the Shiningbank Arrangement Resolution and such other business as may properly be brought before the Shiningbank Meeting or any adjournment thereof, all as more particularly described in the Information Circular.

4.

A quorum shall be present at the Shiningbank Meeting if two persons holding not less than 5% of the outstanding Shiningbank Units entitled to vote at the Shiningbank Meeting are present either in person or by duly appointed proxy. If within 30 minutes from the time appointed for the Shiningbank Meeting a quorum is not present, the Shiningbank Meeting shall be adjourned to such Business Day that is not less than 14 days following the day appointed for the Shiningbank Meeting, and to such time and place as may be appointed by the Chairman of the Shiningbank Meeting.  If at such adjourned meeting a quorum is not present, the Shiningbank Unitholders present in person or by proxy shall be a quorum for all purposes.

5.

The Shiningbank Securityholders shall vote in respect of the Shiningbank Arrangement Resolution together as a single class of securities.  Each Shiningbank Unit entitled to be voted at the Shiningbank Meeting will entitle the holder to one vote at the Shiningbank Meeting in respect of the Shiningbank Arrangement Resolution and the other matters to be considered at the Shiningbank Meeting.  Each Shiningbank Exchangeable Share entitled to be voted at the Shiningbank Meeting will entitle the holder to that number of votes at the Shiningbank Meeting equal to the number of votes that a Shiningbank Exchangeable Shareholder would have been entitled had the holder exchanged such Shiningbank Exchangeable Share for Shiningbank Units immediately prior to the Shiningbank Record Date (as defined below) in respect of the Shiningbank Arrangement Resolution and the other matters to be considered at the Shiningbank Meeting.

6.

The record date for the Shiningbank Meeting shall be June 5, 2007 (the “Shiningbank Record Date”). Only Shiningbank Securityholders whose names have been entered on the applicable register of Shiningbank Units or Shiningbank Exchangeable Shares on the close of business on the Shiningbank Record Date will be entitled to receive notice of and to attend and vote at the Shiningbank Meeting in accordance with paragraph 9. Holders of Shiningbank Units or Shiningbank Exchangeable Shares who acquire their Shiningbank Units or Shiningbank Exchangeable Shares after the Shiningbank Record Date will not be entitled to vote such securities at the Shiningbank Meeting.

Conduct of PrimeWest Meeting

7.

The Chairman of the PrimeWest Meeting shall be any officer or director of PEI.

8.

The only persons entitled to attend and speak at the PrimeWest Meeting shall be PrimeWest Securityholders or their authorized representatives, PEI’s directors and officers, PrimeWest Trust’s auditors and the Executive Director, and other persons with the permission of the Chairman.

9.

The number of votes required to pass the PrimeWest Arrangement Resolution shall be not less than 66 2/3% of the votes cast by PrimeWest Securityholders, either in person or by proxy, at the PrimeWest Meeting.

10.

To be valid a proxy must be deposited with PrimeWest in the manner described in the Information Circular.

11.

The accidental omission to give notice of the PrimeWest Meeting or the non-receipt of the notice shall not invalidate any resolution passed or proceedings taken at the PrimeWest Meeting.

12.

The Scrutineers for the PrimeWest Meeting shall be Computershare Trust Company of Canada (acting through its representatives for that purpose) and its duties shall include:

(a)

invigilating and reporting to the Chairman on the deposit and validity of proxies;

(b)

reporting to the Chairman on the quorum of the PrimeWest Meeting; and

(c)

providing the Chairman written reports on polls taken, ballots cast and other matters related to the PrimeWest Meeting.

Conduct of Shiningbank Meeting

1.

The Chairman of the Shiningbank Meeting shall be any officer or director of SEL.

2.

The only persons entitled to attend and speak at the Shiningbank Meeting shall be Shiningbank Securityholders or their authorized representatives, SEL’s directors and officers, Shiningbank Fund’s auditors, and the Executive Director, and other persons with the permission of the Chairman.

3.

The number of votes required to pass the Shiningbank Arrangement Resolution shall be not less than 66 2/3% of the votes cast by Shiningbank Securityholders, either in person or by proxy, at the Shiningbank Meeting.

4.

To be valid a proxy must be deposited with Shiningbank in the manner described in the Information Circular.

5.

The accidental omission to give notice of the Shiningbank Meeting or the non-receipt of the notice shall not invalidate any resolution passed or proceedings taken at the Shiningbank Meeting.

6.

The Scrutineers for the Shiningbank Meeting shall be Computershare Trust Company of Canada (acting through its representatives for that purpose), and its duties shall include:

(a)

invigilating and reporting to the Chairman on the deposit and validity of proxies;

(b)

reporting to the Chairman on the quorum of the Shiningbank Meeting;

(c)

providing the Chairman written reports on polls taken, ballots cast and other matters related to the Shiningbank Meeting.

Dissent Rights

1.

The registered holders of PrimeWest Securities and Shiningbank Securities are, subject to the provisions of this Order and the Arrangement, accorded the right of dissent consistent with Section 191 of the ABCA with respect to the applicable Arrangement Resolution.

2.

In order for a PrimeWest Securityholder to exercise such right of dissent under subsection 191(5) of the ABCA:

(a)

the PrimeWest Securityholder’s written objection to the PrimeWest Arrangement Resolution must be received by PrimeWest c/o its counsel Stikeman Elliott LLP, 4300 Bankers Hall West, 888 – 3rd Street S.W., Calgary, Alberta T2P 5C5 Attention:  Luigi A. Cusano by 4:00 p.m. (Calgary time) on the Business Day immediately preceding the date of the PrimeWest Meeting;

(b)

a dissenting PrimeWest Securityholder shall not have voted his or her PrimeWest Securities at the PrimeWest Meeting either by proxy or in person, in favour of the PrimeWest Arrangement Resolution;

(c)

a holder of PrimeWest Securities may not exercise the right of dissent in respect of only a portion of the holder’s PrimeWest Securities but may dissent only with respect to all of the PrimeWest Securities held by the holder; and

(d)

the exercise of such right of dissent must otherwise comply with the requirements of Section 191 of the ABCA, as modified by this Order.

3.

In order for a Shiningbank Securityholder to exercise such right of dissent under subsection 191(5) of the ABCA:

(a)

the Shiningbank Securityholder’s written objection to the Shiningbank Arrangement Resolution must be received by Shiningbank c/o its counsel Gowling Lafleur Henderson LLP, 1400 Scotia Centre, 700 – 2nd Street S.W., Calgary, Alberta T2P 4V5 Attention:  Geoffrey D. Holub by 4:00 p.m. (Calgary time) on the Business Day immediately preceding the date of the Shiningbank Meeting;

(b)

a dissenting Shiningbank Securityholder shall not have voted his or her Shiningbank Securities at the Shiningbank Meeting either by proxy or in person, in favour of the Shiningbank Arrangement Resolution;

(c)

a holder of Shiningbank Securities may not exercise the right of dissent in respect of only a portion of the holder’s Shiningbank Securities but may dissent only with respect to all of the Shiningbank Securities held by the holder; and

(d)

the exercise of such right of dissent must otherwise comply with the requirements of Section 191 of the ABCA, as modified by this Order.

1.

The fair value of the PrimeWest Securities and Shiningbank Securities shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the PrimeWest Securityholders and the Shiningbank Securityholders, as applicable.

2.

Subject to further order of this Court, the rights available to the PrimeWest Securityholders and the Shiningbank Securityholders pursuant to this Interim Order and the Arrangement to dissent from the applicable Arrangement Resolution shall constitute full and sufficient rights of dissent for the PrimeWest Securityholders and the Shiningbank Securityholders with respect to the applicable Arrangement Resolution.

3.

Notice to the PrimeWest Securityholders and the Shiningbank Securityholders of their right of dissent with respect to the applicable Arrangement Resolution and to receive, subject to the provisions of the ABCA and this Order, the fair value of their PrimeWest Securities and their Shiningbank Securities shall be given by including information with respect to this right in the Information Circular to be sent to PrimeWest Securityholders and the Shiningbank Securityholders in accordance with paragraph  of this Order.

Notice

4.

An Information Circular, substantially in the form attached as Exhibit A to the Affidavit of Donald A. Garner with amendments thereto as counsel for PrimeWest and Shiningbank may determine necessary or desirable (provided such amendments are not inconsistent with the terms of this Order), shall be mailed by prepaid ordinary mail, at least 21 days prior to the date of the PrimeWest Meeting to PrimeWest Securityholders and at least 21 days prior to the date of the Shiningbank Meeting to Shiningbank Securityholders at the addresses for such holders recorded in the records of PrimeWest and Shiningbank, respectively, at the close of business on the PrimeWest Record Date or the Shiningbank Record Date, respectively, and to the directors and auditors of each of PrimeWest and Shiningbank, all in accordance with the procedures and timing requirements of the ABCA, the Securities Act (Alberta) and applicable rules and instruments of the Alberta Securities Commission. In calculating the 21-day period, the date of mailing shall be included and the date of the PrimeWest Meeting and Shiningbank Meeting, as the case may be, shall be excluded.

5.

An Information Circular as described above shall be provided to the Executive Director by prepaid ordinary mail or delivery at least 21 days prior to the PrimeWest Meeting and Shiningbank Meeting.

6.

Delivery of the Information Circular in the manner directed by this Order shall be deemed to be good and sufficient service upon the PrimeWest Securityholders and the Shiningbank Securityholders, wheresoever resident, the directors and auditors of each of PrimeWest and Shiningbank and the Executive Director of:

(a)

the Joint Petition;

(b)

this Order;

(c)

the Notices of the Meetings; and

(d)

the Notice of Joint Petition,

all in substantially the forms set forth in the Information Circular, together with instruments of proxy, voting directions, letter of transmittal and such other materials as PrimeWest and Shiningbank may consider fit.

1.

For the purposes of this application for an Interim Order, service of the Joint Petition and the Affidavits only on the Executive Director is hereby confirmed as good and sufficient service and service on any other person except as provided in this Interim Order is hereby dispensed with.

Final Application

2.

Subject to further Order of this Court and provided that the PrimeWest Securityholders and the Shiningbank Securityholders have approved the Arrangement in the manner directed by this Court and the directors of PEI or SEL have not revoked that approval, PrimeWest or Shiningbank may proceed with an application for approval of the Arrangement and the Final Order on July 10, 2007 at 1:30 p.m. or so soon thereafter as counsel may be heard at the Court House, Calgary, Alberta. Subject to the Final Order, and to the issuance of the certificate, all PrimeWest Securityholders, Shiningbank Securityholders, PrimeWest Trust, PEI, Shiningbank Fund, SEL and Shiningbank ExchangeCo, the respective subsidiaries of PrimeWest Trust and Shiningbank Fund, MFCorp and all other persons affected will be bound by the Arrangement in accordance with its terms.

3.

Any PrimeWest Securityholder, Shiningbank Securityholder or any other interested party (any of which, an “Interested Party”) desiring to appear and make submissions at the application for the Final Order is required to file with this Court and serve, upon PrimeWest and Shiningbank, on or before noon on July 3, 2007, a Notice of Intention to Appear including the Interested Party’s address for service, together with any evidence or materials which the Interested Party intends to present to the Court. Service of this notice on PrimeWest and MFCorp shall be effected by service upon the solicitors for PrimeWest, Stikeman Elliott LLP, 4300 Bankers Hall West, 888 – 3rd Street S.W., Calgary, Alberta T2P 5C5 Attention:  Luigi A. Cusano.  Service of this notice on Shiningbank shall be effective by service upon the solicitors for Shiningbank, Gowling Lafleur Henderson LLP, 1400 Scotia Centre, 700 – 2nd Street S.W., Calgary, Alberta T2P 4V5 Attention:  Geoffrey D. Holub.

4.

In the event that the application for the Final Order is adjourned, only those parties appearing before this Court for the application for the Final Order, and those Interested Parties serving a Notice of Intention to Appear in accordance with paragraph  of this Order, shall have notice of the adjourned date.

Leave to Vary Interim Order

5.

PrimeWest and Shiningbank are entitled at any time to seek leave to vary this Interim Order upon such terms and the giving of such notice as this Court may direct.

“Madam Justice K.M. Horner”
J.C.Q.B.A.

ENTERED at Calgary, Alberta, June 6, 2007.
By:	(signed)
Clerk of the Court of Queen’s Bench

- 2

APPENDIX
ARRANGEMENT AGREEMENT

- 1

ARRANGEMENT AGREEMENT

AMONG:

PRIMEWEST ENERGY TRUST

- and -

PRIMEWEST ENERGY INC.

- and -

SHININGBANK ENERGY INCOME FUND

- and -

SHININGBANK ENERGY LTD.

- and -

1320659 ALBERTA LTD.

May 10, 2007

- 2

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is dated as of May 10, 2007.

BETWEEN:

PRIMEWEST ENERGY TRUST, a trust created under the Laws of the Province of Alberta (hereinafter referred to as “PrimeWest”)

AND

PRIMEWEST ENERGY INC., a corporation subsisting under the Laws of the Province of Alberta (hereinafter referred to as “PEI”)

AND

SHININGBANK ENERGY INCOME FUND, a trust created under the Laws of the Province of Alberta (hereinafter referred to as “Shiningbank”)

AND

SHININGBANK ENERGY LTD., a corporation subsisting under the Laws of the Province of Alberta (hereinafter referred to as “SEL”)

AND

1320659 ALBERTA LTD., a corporation subsisting under the Laws of the Province of Alberta (hereinafter referred to as “MFCorp”)

WHEREAS:

A.

PrimeWest, PEI, Shiningbank, SEL and MFCorp wish to propose an arrangement involving PrimeWest, PEI, Shiningbank, SEL and MFCorp, and the securityholders of PrimeWest, PEI, Shiningbank, SEL and MFCorp;

B.

the Parties intend to carry out the transactions contemplated herein by way of an arrangement under the provisions of the ABCA; and

C.

the Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangement.

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto do hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1

Definitions

In this Agreement, unless there is something in the context or subject matter inconsistent therewith, the following defined terms have the meanings hereinafter set forth:

(a)

“ABCA” means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b)

“Acquisition Proposal” means, with respect to PrimeWest or Shiningbank, any inquiry or the making of any proposal to such Party or its Unitholders from any Person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition from such Party or its Unitholders of any securities of such Party (other than on exercise of currently outstanding rights to acquire such securities) or its Subsidiaries; (ii) any acquisition of a substantial amount of assets of such Party or its Subsidiaries; (iii) an amalgamation, arrangement, merger, or consolidation involving such Party or its Subsidiaries; or (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving such Party or its Subsidiaries or any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement or which would or could reasonably be expected to materially reduce the benefits to the Other Party under this Agreement or the Arrangement;

(c)

“Agreement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to this arrangement agreement (including the schedules hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

(d)

“Amalgamation” means the amalgamation of PEI, SEL and Shiningbank ExchangeCo pursuant to the provisions of the Arrangement to form AmalgamationCo;

(e)

“AmalgamationCo” means PrimeWest Energy Inc., the corporation to be formed upon the amalgamation of PEI, SEL and Shiningbank ExchangeCo;

(f)

“Applicable Canadian Securities Laws” means, collectively, and as the context may require, the securities legislation of each of the provinces of Canada, and the rules, regulations and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Effective Date;

(g)

“Applicable Law”, in the context that refers to one or more Persons, means the Laws that apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

(h)

“ARC” has the meaning set forth in Section 5.1(j);

(i)

“Arrangement” means and refers to the arrangement pursuant to Section 193 of the ABCA set forth in the Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion thereof;

(j)

“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be sent to the Registrar after the Final Order has been granted, giving effect to the Arrangement;

(k)

“Business Day” means a day other than a Saturday, Sunday or a day when banks in the City of Calgary, Alberta are not generally open for business;

(l)

“Commissioner” has the meaning set forth in Section 5.1(j);

(m)

“Competition Act” means the Competition Act, R.S.C. 1985, c. C-34, as amended;

(n)

“Confidentiality Agreements” means the confidentiality agreement between PEI and Shiningbank dated February 8, 2007 in respect of information to be provided by Shiningbank to PEI and the confidentiality agreement between PrimeWest and Shiningbank dated April 18, 2007 in respect of information to be provided by PrimeWest to Shiningbank;

(o)

“Court” means the Court of Queen’s Bench of Alberta;

(p)

“Effective Date” means the date on which the Articles of Arrangement are effective under the ABCA;

(q)

“Effective Time” means 12:01 a.m. (Calgary time) on the Effective Date;

(r)

“Environmental Laws” means, with respect to any Person or its business, activities, property, assets or undertaking, all federal, municipal or local Laws of any Governmental Entity relating to environmental or health matters in the jurisdictions applicable to such Person or its business, activities, property, assets or undertaking, including legislation governing the use and storage of Hazardous Substances;

(s)

“Final Order” means the order of the Court approving the Arrangement pursuant to subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(t)

“GAAP” has the meaning ascribed thereto in Section 1.7;

(u)

“GLJ” means GLJ Petroleum Consultants Ltd.;

(v)

“GLJ Report” means the reserve report dated January 24, 2007 prepared by GLJ evaluating the light and medium oil, heavy oil and associated and non associated gas reserves attributable to properties owned by PEI and PrimeWest as at December 31, 2006;

(w)

“Governmental Entity” means any (a) multinational, federal, provincial, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency, (b) any subdivision, agent, commission, board or authority of any of the foregoing, or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

(x)

“Hazardous Substances” means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Laws;

(y)

“Interim Order” means the interim order of the Court under subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement and the holding of the Trust Meetings, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(z)

“ITA” means the Income Tax Act (Canada), as amended, including the regulations promulgated thereunder;

(aa)

“Laws” means all laws, statutes, regulations, by-laws, statutory rules, orders, ordinances, protocols, codes, guidelines, notices, directions (including all Applicable Canadian Securities Laws), and terms and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity, statutory body or self-regulatory authority (including the TSX and the NYSE, where applicable),

(bb)

“Material Adverse Change” or “Material Adverse Effect” means, with respect to any Person, any matter or action that has an effect or change (or any condition, event or development involving a prospective change) that is, or would reasonably be expected to be, material and adverse to the affairs, business, operations, assets, capitalization, financial condition or prospects of such Person and its Subsidiaries, taken as a whole, other than any matter, action, effect or change relating to or resulting from: (i) general economic, financial, currency exchange, securities or commodity prices in Canada or elsewhere, (ii) conditions affecting the oil and gas exploration, exploitation, development and production industry as a whole (including changes in Tax Laws), and not specifically relating to any Person and/or its Subsidiaries (iii) any decline in crude oil or natural gas prices on a current or forward basis, or (iv) arising as a result of any matter permitted by this Agreement or consented to or approved in writing by the applicable Parties in writing;

(cc)

“Material Subsidiaries” means PEI, PrimeWest Petroleum, PrimeWest ULC, PrimeWest LLC and PrimeWest Partnership, in the case of PrimeWest, and means SEL, Shiningbank ExchangeCo, Shiningbank Operating Trust and Shiningbank LP, in the case of Shiningbank;

(dd)

“MFCorp” means 1320659 Alberta Ltd., a corporation incorporated under the ABCA;

(ee)

“misrepresentation” includes any untrue statement of a material fact, any omission to state a material fact that is required to be stated and any omissions to state a material fact that is necessary to be stated in order for a statement not to be misleading;

(ff)

“NYSE” means NYSE Euronext;

(gg)

“Other Party”, with respect to the applicable PrimeWest Party(ies), means the applicable Shiningbank Party(ies) and, with respect to the applicable Shiningbank Party(ies), means the applicable PrimeWest Party(ies);

(hh)

“Outside Date” means August 31, 2007;

(ii)

“Paddock” means Paddock Lindstrom & Associates Ltd., independent petroleum consultants of Calgary, Alberta;

(jj)

“Paddock Report” means the report dated February 7, 2007 prepared by Paddock that reports on certain reserves attributable to SEL and Shiningbank LP as at December 31, 2006;

(kk)

“Parties” means, collectively, the parties to this Agreement, and “Party” means any one of them, or where implied by the context, means the PrimeWest Parties, MFCorp or the Shiningbank Parties, as the case may be;

(ll)

“PEI” means PrimeWest Energy Inc., a corporation amalgamated under the ABCA;

(mm)

“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

(nn)

“Plan of Arrangement” means the plan of arrangement substantially in the form set out in Schedule A hereto as amended or supplemented from time to time in accordance with the provisions hereof;

(oo)

“PrimeWest” means PrimeWest Energy Trust, an open ended investment trust created under the laws of the Province of Alberta;

(pp)

“PrimeWest America” means PrimeWest America Inc., a corporation incorporated  under the ABCA;

(qq)

“PrimeWest Arrangement Resolution” means the special resolution in respect of the Arrangement to be voted upon by PrimeWest Securityholders at the PrimeWest Meeting;

(rr)

“PrimeWest Balance Sheets” has the meaning set forth in Section 4.1(p);

(ss)

“PrimeWest Board of Directors” means the board of directors of PEI as it may be comprised from time to time;

(tt)

“PrimeWest Convertible Debenture Indenture” means the trust indenture dated September 2, 2004 among PrimeWest, PEI and Computershare Trust Company  of Canada, as supplemented by the PrimeWest Supplemental Indenture, collectively governing the PrimeWest Convertible Debentures;

(uu)

“PrimeWest Convertible Debentures” means the 7.50% convertible unsecured subordinated Series I debentures of PrimeWest issued on September 2, 2004, the 7.75% convertible unsecured subordinated Series II debentures of PrimeWest issued on September 2, 2004 and the 6.50% convertible unsecured subordinated Series III debentures of PrimeWest issued on January 11, 2007, all pursuant to the PrimeWest Convertible Debenture Indenture;

(vv)

“PrimeWest Credit Facilities Agreement” means the credit agreement dated as of July 26, 2006 among PrimeWest, PEI and PrimeWest Partnership, as borrowers, Canadian Imperial Bank of Commerce, as administrative agent and a syndicate of financial institutions, as lenders, as amended from time to time;

(ww)

“PrimeWest Damages Event” has the meaning set forth in Section 6.1;

(xx)

“PrimeWest DRIP” means the distribution reinvestment, premium distribution and optional trust unit purchase plan of PrimeWest;

(yy)

“PrimeWest Exchangeable Shareholders” means the holders of PrimeWest Exchangeable Shares;

(zz)

“PrimeWest Exchangeable Shares” means the exchangeable shares in the capital of PEI;

(aaa)

“PrimeWest Financial Statements” means, collectively, the audited consolidated financial statements of PrimeWest for the year ended December 31, 2006, together with the notes thereto and the report of the auditors thereon and the unaudited consolidated financial statements of PrimeWest for the three months ended March 31, 2007;

(bbb)

“PrimeWest Information” means the information describing PrimeWest and its business, operations and affairs and the matters to be considered at the PrimeWest Meeting included in the PrimeWest Information Circular;

(ccc)

“PrimeWest Information Circular” means the information circular of PrimeWest to be sent by PrimeWest to the PrimeWest Securityholders in connection with the PrimeWest Meeting, which, unless otherwise determined by PrimeWest and Shiningbank, shall be part of a joint information circular that shall also be sent to Shiningbank Securityholders in connection with the Shiningbank Meeting;

(ddd)

“PrimeWest LLC” means PrimeWest Oil LLC, a corporation incorporated under the laws of the State of Colorado;

(eee)

“PrimeWest Lock-up Agreements” means the agreements between Shiningbank and the PrimeWest Lock-up Securityholders, in form and substance satisfactory to Shiningbank, acting reasonably, pursuant to which the PrimeWest Lock-up Securityholders have agreed to vote the PrimeWest Securities beneficially owned or controlled by the PrimeWest Lock-up Securityholders in favour of the PrimeWest Arrangement Resolution and to otherwise support the Arrangement and other related matters to be considered at the PrimeWest Meeting;

(fff)

“PrimeWest Lock-up Securityholders” means the directors and officers of PEI;

(ggg)

“PrimeWest LTIP” means the PrimeWest long term incentive plan;

(hhh)

“PrimeWest Management Agreement” means the amended and restated management agreement dated November 6, 2002 between PEI and the PrimeWest Trustee;

(iii)

“PrimeWest Material Agreements” means, collectively, the PrimeWest Trust Indenture, the PrimeWest Management Agreement, the PrimeWest Convertible Debenture Indenture, the PrimeWest Credit Facilities Agreement, the PrimeWest Royalty Agreements, the PrimeWest UK Secured Note Purchase Agreement and the PrimeWest US Secured Note Purchase Agreement;

(jjj)

“PrimeWest Meeting” means the special meeting of PrimeWest Securityholders to be held to consider the PrimeWest Arrangement Resolution and related matters, and any adjournment thereof;

(kkk)

“PrimeWest Offered Employees” has the meaning set forth in Section 2.4;

(lll)

“PrimeWest Parties” means PrimeWest, PEI, PrimeWest America, PrimeWest Petroleum, PrimeWest Partnership, PrimeWest ULC and PrimeWest LLC and “PrimeWest Party” means any of them unless the context otherwise requires;

(mmm)

“PrimeWest Partnership” means PrimeWest Energy North America Partnership, a general partnership established under the laws of the State of Colorado;

(nnn)

“PrimeWest Petroleum” means PrimeWest Petroleum Inc., a corporation incorporated under the laws of the State of Colorado;

(ooo)

“PrimeWest Plans” has the meaning set forth in Section 4.1(x);

(ppp)

“PrimeWest Rights” means the unit appreciation rights to acquire PrimeWest Units granted under the PrimeWest LTIP;

(qqq)

“PrimeWest Royalty Agreements” means the amended and restated royalty agreement dated January 1, 2002, between PEI and the PrimeWest Trustee and the royalty agreement dated January 24, 2003 between PrimeWest Gas Corp. and PEI, as subsequently assigned to the Trust;

(rrr)

“PrimeWest Securities” means, collectively, the PrimeWest Units and the PrimeWest Exchangeable Shares;

(sss)

“PrimeWest Securityholders” means, collectively, the PrimeWest Unitholders and the PrimeWest Exchangeable Shareholders;

(ttt)

“PrimeWest Supplemental Indenture” means the supplemental indenture dated January 11, 2007 among PrimeWest, PEI and Computershare Trust Company of Canada providing for the issue of 6.50% convertible unsecured subordinated Series III debentures of the Trust;

(uuu)

“PrimeWest Trust Indenture” means the declaration of trust dated August 2, 1996 among Computershare Trust Company of Canada, as trustee, PEI and the Initial Unitholder (as therein defined), as amended and restated as of November 6, 2002, as amended as of May 6, 2004, and as further amended from time to time;

(vvv)

“PrimeWest Trustee” means Computershare Trust Company of Canada, in its capacity as the trustee under the PrimeWest Trust Indenture;

(www)

“PrimeWest UK Secured Note Purchase Agreement” means the note purchase agreement dated June 14, 2006 between PrimeWest, PEI and the purchasers of the PrimeWest UK Secured Notes;

(xxx)

“PrimeWest UK Secured Notes” means the 5.76% senior secured notes due June 14, 2016 in the principal amount of ₤63 million issued pursuant to the PrimeWest UK Secured Note Purchase Agreement;

(yyy)

“PrimeWest ULC” means PrimeWest Energy Development ULC, an unlimited liability corporation incorporated under the ABCA;

(zzz)

“PrimeWest Unitholders” means the holders from time to time of one or more PrimeWest Units;

(aaaa)

“PrimeWest Units” means the trust units of PrimeWest, as presently constituted, each representing an equal undivided beneficial interest in PrimeWest;

(bbbb)

“PrimeWest US Secured Note Purchase Agreement” means the note purchase agreement dated May 7, 2003 between PrimeWest, PEI and the purchasers of the PrimeWest US Secured Notes;

(cccc)

“PrimeWest US Secured Notes” means the 4.19% senior secured notes due May 7, 2010 in the principal amount of US$125 million issued pursuant to the PrimeWest US Secured Note Purchase Agreement;

(dddd)

“Public Record” means all information filed by either PrimeWest or Shiningbank, as the case may be, after December 31, 2006 with any securities commission or similar regulatory authority in compliance, or intended compliance, with any Applicable Canadian Securities Laws;

(eeee)

“Receiving Party” has the meaning set forth in Section 3.4(c);

(ffff)

“Receiving Party Securities” has the meaning set forth in Section 3.4(c);

(gggg)

“Registrar” means the Registrar appointed under Section 263 of the ABCA;

(hhhh)

“Responding Party” has the meaning set forth in Section 3.4(c);

(iiii)

“SEC” means the United States Securities and Exchange Commission;

(jjjj)

“Securities Authorities” means the securities commissions or similar securities regulatory authorities in each of the provinces of Canada;

(kkkk)

“Securityholders” means, collectively, the PrimeWest Securityholders and/or the Shiningbank Securityholders, as applicable;

(llll)

“SEL” means Shiningbank Energy Ltd., a corporation incorporated under the ABCA;

(mmmm)

“SEL Royalty Agreement” means the royalty agreement, as amended and restated as of May 16, 2006, among  SEL, Shiningbank LP and the Shiningbank Trustee;

(nnnn)

“Shiningbank” means Shiningbank Energy Income Fund, an unincorporated open ended investment trust created under the laws of the province of Alberta;

(oooo)

“Shiningbank Administrative Services Agreement” means the agreement between SEL and the Shiningbank Trustee on behalf of Shiningbank, dated October 9, 2002, as amended;

(pppp)

“Shiningbank Arrangement Resolution” means the special resolution in respect of the Arrangement to be voted upon by Shiningbank Securityholders at the Shiningbank Meeting;

(qqqq)

“Shiningbank Balance Sheets” has the meaning set forth in Section 4.2(p);

(rrrr)

“Shiningbank Board of Directors” means the board of directors of SEL as it may be comprised from time to time;

(ssss)

“Shiningbank Credit Facilities Agreement” means the Restated Credit Agreement dated as of December 31, 2004 among SEL, The Toronto Dominion Bank, as administrative agent, and the lenders party thereto, as amended from time to time;

(tttt)

“Shiningbank Damages Event” has the meaning set forth in Section 6.2;

(uuuu)

“Shiningbank DRIP” means the distribution reinvestment and optional trust unit purchase plan of Shiningbank;

(vvvv)

“Shiningbank Exchangeable Shareholders” means the holders of Shiningbank Exchangeable Shares;

(wwww)

“Shiningbank Exchangeable Shares” means the non voting exchangeable shares in the capital of Shiningbank ExchangeCo;

(xxxx)

“Shiningbank ExchangeCo” means Shiningbank Holdings Corporation, a corporation incorporated under the ABCA;

(yyyy)

“Shiningbank Financial Statements” means, collectively, the audited consolidated financial statements of Shiningbank for the year ended December 31, 2006, together with the notes thereto and the report of the auditors thereon and the unaudited consolidated financial statements of Shiningbank for the three months ended March 31, 2007;

(zzzz)

“Shiningbank Incentive Plans” means the Shiningbank Rights Incentive Plan, the Shiningbank PUP and the Shiningbank RUP;

(aaaaa)

“Shiningbank Information” means the information describing Shiningbank and its business, operations and affairs and the matters to be considered at the Shiningbank Meeting included in the Shiningbank Information Circular;

(bbbbb)

“Shiningbank Information Circular” means the information circular of Shiningbank to be sent by Shiningbank to the Shiningbank Securityholders in connection with the Shiningbank Meeting, which, unless otherwise determined by Shiningbank and PrimeWest, shall be part of a joint information circular that shall also be sent to PrimeWest Securityholders in connection with the PrimeWest Meeting;

(ccccc)

“Shiningbank Lock-up Agreements” means the agreements between PrimeWest and the Shiningbank Lock-up Securityholders, in form and substance satisfactory to PrimeWest, acting reasonably, pursuant to which the Shiningbank Lock-up Securityholders have agreed to vote the Shiningbank Securities beneficially owned or controlled by the Shiningbank Lock-up Securityholders in favour of the Shiningbank Arrangement Resolution and to otherwise support the Arrangement and other related matters to be considered at the Shiningbank Meeting;

(ddddd)

“Shiningbank Lock-up Securityholders” means the directors and officers of SEL;

(eeeee)

“Shiningbank LP” means Shiningbank Limited Partnership, a limited partnership formed pursuant to the laws of Alberta, the general partner of which is SEL;

(fffff)

“Shiningbank LP Agreement” means the limited partnership agreement of Shiningbank LP dated as of December 10, 2004 and as may be amended from time to time;

(ggggg)

“Shiningbank LP Royalty Agreement” means the royalty agreement, as amended and restated as of May 16, 2006, among Shiningbank LP, SEL, as the general partner of Shiningbank LP, and the Shiningbank Trustee;

(hhhhh)

“Shiningbank Managed Entities” means, collectively, SEL, Shiningbank ExchangeCo, SLP Holdings Inc., Shiningbank Operating Trust and Shiningbank LP and all other subsidiary entities of Shiningbank and of any Shiningbank Managed Entity and “Shiningbank Managed Entity” means any one of them;

(iiiii)

“Shiningbank Managed Entities Notes” means the demand promissory notes issued from time to time by a Shiningbank Managed Entity to Shiningbank;

(jjjjj)

“Shiningbank Material Agreements” means, collectively, the Shiningbank Administrative Services Agreement, the Shiningbank Trust Indentures, the Shiningbank Managed Entities Notes, the Shiningbank Royalty Agreements, the Shiningbank Credit Facilities Agreement, the Shiningbank Unitholder Rights Plan Agreement and the Shiningbank LP Agreement;

(kkkkk)

“Shiningbank Meeting” means the special meeting of Shiningbank Securityholders to be held to consider the Shiningbank Arrangement Resolution and related matters, and any adjournment thereof;

(lllll)

“Shiningbank Operating Trust” means Shiningbank Operating Trust, an unincorporated trust organized under the laws of the Province of Alberta;

(mmmmm)

“Shiningbank Operating Trust Trust Indenture” means the trust indenture of the Shiningbank Operating Trust dated September 30, 2004 between Arne R. Nielsen and SLP Holdings Inc.;

(nnnnn)

“Shiningbank Parties” means Shiningbank, SEL, Shiningbank ExchangeCo, SLP Holdings Inc., Shiningbank Operating Trust and Shiningbank LP and “Shiningbank Party” means any of them unless the context otherwise requires;

(ooooo)

“Shiningbank Performance Units” means performance units issued pursuant to the Shiningbank PUP;

(ppppp)

“Shiningbank Plans” has the meaning set forth in Section 4.2(w);

(qqqqq)

“Shiningbank PUP” means the performance unit plan of SEL;

(rrrrr)

“Shiningbank Restricted Units” means restricted units issued pursuant to the Shiningbank RUP;

(sssss)

“Shiningbank Rights” means any outstanding rights to acquire Shiningbank Units pursuant to the Shiningbank Rights Incentive Plan;

(ttttt)

“Shiningbank Rights Incentive Plan” means the trust units rights incentive plan of Shiningbank;

(uuuuu)

“Shiningbank Royalty Agreements” means, collectively, the SEL Royalty Agreement and the Shiningbank LP Royalty Agreement;

(vvvvv)

“Shiningbank RUP” means the restricted unit plan of SEL;

(wwwww)

“Shiningbank Securities” means, collectively, the Shiningbank Units and the Shiningbank Exchangeable Shares;

(xxxxx)

“Shiningbank Securityholders” means, collectively, the Shiningbank Unitholders and the Shiningbank Exchangeable Shareholders;

(yyyyy)

“Shiningbank Trust Indenture” means the amended and restated trust indenture dated  September 6, 2005 between SEL and Shiningbank Trustee;

(zzzzz)

“Shiningbank Trust Indentures” means the Shiningbank Trust Indenture and the Shiningbank Operating Trust Trust Indenture;

(aaaaaa)

“Shiningbank Trustee” means Computershare Trust Company of Canada, in its capacity as trustee under the Shiningbank Trust Indenture;

(bbbbbb)

“Shiningbank Unitholder” means a holder of one or more Shiningbank Units;

(cccccc)

“Shiningbank Unitholder Rights Plan” means the unitholder rights plan of Shiningbank established pursuant to the Shiningbank Unitholder Rights Plan Agreement;

(dddddd)

“Shiningbank Unitholder Rights Plan Agreement” means the amended and restated Unitholder Rights Plan Agreement dated May 16, 2006 among Shiningbank, SEL and Computershare Trust Company of Canada;

(eeeeee)

“Shiningbank Units” means the trust units of Shiningbank, as presently constituted;

(ffffff)

“Subsidiary” means, with respect to any Person, a subsidiary (as that term is defined in the ABCA (for such purposes, if such person is not a corporation, as if such person were a corporation)) of such Person and includes any general partnership, limited partnership, joint venture, trust, limited liability company, unlimited liability company or other entity, whether or not having legal status, that would constitute a subsidiary (as described above) if such entity were a corporation;

(gggggg)

“Superior Proposal” has the meaning set forth in Section 3.4(b)(v);

(hhhhhh)

“Tax” or “Taxes” shall mean all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and employee withholding taxes, unemployment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which PrimeWest or Shiningbank (or any of their respective Subsidiaries), as the case may be, is required to pay, withhold, remit or collect;

(iiiiii)

“Tax Returns” shall mean all reports, estimates, elections, designations, forms, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes;

(jjjjjj)

“Trust Meetings” means, collectively, the PrimeWest Meeting and the Shiningbank Meeting called to consider, inter alia, the PrimeWest Arrangement Resolution and the Shiningbank Arrangement Resolution, respectively, and related matters, and any adjournment thereof;

(kkkkkk)

“TSX” means the Toronto Stock Exchange;

(llllll)

“U.S. Securities Act” means the United States Securities Act of 1933, as amended; and

(mmmmmm)

“U.S. Securities Laws” means the federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, as amended from time to time.

1.2

Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles, sections and subsections is for convenience of reference only and does not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein” and “hereunder” and similar expressions refer to this Agreement (including Schedule A hereto) and not to any particular article, Section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3

Number, etc.

Words importing the singular number include the plural and vice versa, words importing the use of any gender include all genders, and words importing persons include firms and corporations and vice versa.

1.4

Date for Any Action

If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day and a business day in the place where an action is required to be taken, such action is required to be taken on the next succeeding day which is a Business Day and a business day, as applicable, in such place.

1.5

Entire Agreement

This Agreement, the Confidentiality Agreements, the PrimeWest Lock-up Agreements and the Shiningbank Lock-up Agreements constitute the entire agreement among the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, among the Parties with respect to the subject matter hereof.

1.6

Currency

All sums of money that are referred to in this Agreement are expressed in lawful money of Canada.

1.7

Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian generally accepted accounting principles (‘‘GAAP”) and all determinations of an accounting nature are required to be made shall be made in a manner consistent with GAAP.

1.8

Disclosure in Writing

References to disclosure in writing herein shall, in the case of PrimeWest, include disclosure to PrimeWest or PEI or its or their representatives and in the case of Shiningbank, include disclosure to Shiningbank or SEL or its or their representatives.

1.9

Interpretation Not Affected by Party Drafting

The Parties hereto acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the Parties agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting party will not be applicable in the interpretation of this Agreement.

1.10

Trust Power and Capacity

In this Agreement references to the power and capacity of PrimeWest and Shiningbank, as the case may be, are deemed to be references to that of the PrimeWest Trustee and the Shiningbank Trustee, or their respective duly authorized delegates or agents, pursuant to the power and capacity of trustees generally under the Laws of the Province of Alberta and pursuant to the powers of the trustees specified in the PrimeWest Trust Indenture and Shiningbank Trust Indenture, respectively.

1.11

Schedules

The following schedule attached hereto is incorporated into and form an integral part of this Agreement:

A

Plan of Arrangement

ARTICLE 2
THE ARRANGEMENT

2.1

Plan of Arrangement

Each of PrimeWest, PEI, Shiningbank, SEL and MFCorp will forthwith jointly file, proceed with and diligently prosecute an application for an Interim Order providing for, among other things, the calling and holding of the PrimeWest Meeting and the Shiningbank Meeting which shall be held on the same date, if practicable, for the purpose of considering and, if deemed advisable, approving the PrimeWest Arrangement Resolution and the Shiningbank Arrangement Resolution, respectively, and the other matters to be considered at the applicable Trust Meeting. Provided all necessary approvals for the PrimeWest Arrangement Resolution and the Shiningbank Arrangement Resolution are obtained from the PrimeWest Securityholders and the Shiningbank Securityholders, respectively, each of PrimeWest, PEI, Shiningbank, SEL and MFCorp shall submit the Arrangement to the Court and jointly apply for the Final Order. Upon issuance of the Final Order and subject to the conditions precedent in Article 5, each of PrimeWest, PEI, Shiningbank and SEL shall forthwith proceed to file with the Registrar the Articles of Arrangement, the Final Order and such other documents as may be required to give effect to the Arrangement pursuant to subsection 193(9) of the ABCA, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set out therein without any further act or formality.

2.2

Interim Order

The Interim Order shall provide that:

(a)

for the purpose of the PrimeWest Meeting:

(i)

the securities of PrimeWest for which holders shall be entitled to vote on the PrimeWest Arrangement Resolution shall be the PrimeWest Units and the PrimeWest Exchangeable Shares;

(ii)

the PrimeWest Securityholders shall be entitled to vote on the PrimeWest Arrangement Resolution and the other matters to be considered at the PrimeWest Meeting together as a single class, and not as separate classes, with each PrimeWest Unitholder being entitled to one vote for each PrimeWest Unit held by such holder and each PrimeWest Exchangeable Shareholder being entitled to that number of votes equal to the exchange ratio of the PrimeWest Exchangeable Shares (expressed as the number of PrimeWest Units that are issuable on the record date for the PrimeWest Meeting on the exchange of one PrimeWest Exchangeable Share), for each PrimeWest Exchangeable Share held by such holder; and

(iii)

the requisite majority for the approval of the PrimeWest Arrangement Resolution shall be: (i) two-thirds of the votes cast by the PrimeWest Securityholders present in person or by proxy at the PrimeWest Meeting, voting together as a single class, and not as separate classes; and (ii) a majority of the votes cast by the PrimeWest Unitholders, after excluding the votes cast by those persons whose votes must be excluded pursuant to Ontario Securities Commission Rule 61-501 or the equivalent rules in the Province of Quebec;

(b)

for the purpose of the Shiningbank Meeting:

(i)

the securities of Shiningbank for which holders shall be entitled to vote on the Shiningbank Arrangement Resolution shall be the Shiningbank Units and the Shiningbank Exchangeable Shares;

(ii)

the Shiningbank Securityholders shall be entitled to vote on the Shiningbank Arrangement Resolution and the other matters to be considered at the Shiningbank Meeting together as a single class, and not as separate classes, with each Shiningbank Unitholder being entitled to one vote for each Shiningbank Unit held by such holder and each Shiningbank Exchangeable Shareholder being entitled to that number of votes equal to the exchange ratio of the Shiningbank Exchangeable Shares (expressed as the number of Shiningbank Units that are issuable on the record date for the Shiningbank Meeting on the exchange of one Shiningbank Exchangeable Share), for each Shiningbank Exchangeable Share held by such holder; and

(iii)

the requisite majority for the approval of the Shiningbank Arrangement Resolution shall be: (i) two-thirds of the votes cast by the Shiningbank Securityholders present in person or by proxy at the Shiningbank Meeting, voting together as a single class, and not as separate classes; and (ii) a majority of the votes cast by the Shiningbank Unitholders, after excluding the votes cast by those persons whose votes must be excluded pursuant to Ontario Securities Commission Rule 61-501 or the equivalent rules in the Province of Quebec.

2.3

Information Circulars and Meetings

(a)

As promptly as practical following the execution of this Agreement and in compliance with the Interim Order and applicable corporate, trust and securities Laws:

(i)

PrimeWest and PEI shall:

(A)

prepare the PrimeWest Information Circular and cause such circular to be mailed to the PrimeWest Securityholders and filed with applicable regulatory authorities and other governmental authorities in all jurisdictions where the same is required to be mailed and filed; and

(B)

convene the PrimeWest Meeting; and

(ii)

Shiningbank and SEL shall:

(A)

prepare the Shiningbank Information Circular and cause such circular to be mailed to the Shiningbank Securityholders and filed with applicable regulatory authorities and other governmental authorities in all jurisdictions where the same is required to be mailed and filed; and

(B)

convene the Shiningbank Meeting.

2.4

Employees

(a)

On or before the Effective Date, PrimeWest and Shiningbank shall agree upon those employees or consultants of PEI and SEL who will be offered employment or continued employment or continued consulting with AmalgamationCo, or one of its Subsidiaries (“PrimeWest Offered Employees”), with such employment, if provided, to be effective immediately following the Effective Time. The PrimeWest Offered Employees shall be offered employment or continued employment or continued consulting on terms and conditions comparable, in the aggregate, to the terms and conditions on which they are currently employed or retained.

If any PrimeWest Offered Employee does not accept employment or continued employment from AmalgamationCo or one of its Subsidiaries, such employee shall not (unless otherwise entitled by law or contract) be entitled on completion of the Arrangement to the payment of a severance payment. Each of PEI and SEL shall be responsible for all any severance obligations of PEI or SEL, respectively, in respect of those employees not offered continued employment with AmalgamationCo or one of its Subsidiaries.

(b)

PrimeWest and Shiningbank shall agree, acting reasonably, on retention plans for the employees of SEL.

(c)

PrimeWest acknowledges that the Arrangement will result in a “change of control” for purposes of the Shiningbank Incentive Plans and that the vesting of all Shiningbank Rights and the maturity of all Shiningbank Restricted Units and Shiningbank Performance Units will be accelerated.  With respect to the Shiningbank RUP and the Shiningbank PUP, Shiningbank agrees to cause all payments (net of applicable withholding taxes) to be made under the outstanding Shiningbank Restricted Units and the Shiningbank Performance Units on or before the Effective Time.  With respect to the Shiningbank Rights Incentive Plan, Shiningbank agrees to issue and deliver Shiningbank Units upon the due exercise of outstanding Shiningbank Rights such that any Shiningbank Units so issued will then participate in the Arrangement on the same basis as the existing Shiningbank Units.

2.5

Effective Date

The Arrangement shall become effective at the Effective Time. The Parties shall use their reasonable commercial efforts to cause the Effective Date to occur as soon as reasonably practicable after all necessary approvals (including the approvals at the Trust Meetings) in respect of the Arrangement are received to the satisfaction of the Parties, provided, however, that the Effective Date shall not occur  during the period commencing on the second Business Day prior to a distribution record date of PrimeWest and  ending on the third Business Day prior to a distribution record date of Shiningbank  in the same calendar month (so that a Shiningbank Unitholder would not miss a distribution payable by PrimeWest in the month following the month in which the Effective Date occurs), and in any event  shall occur no later than the Outside Date.

2.6

Post-Closing Wind-up

Provided the Arrangement is completed, unless it is determined by the Parties that is it is not necessary to effect the intention of the Parties set forth in Section 2.7, AmalgamationCo shall completely dissolve and liquidate Shiningbank and MFCorp as soon as reasonably practicable after the Effective Date and in any event within 365 days following the Effective Date, and AmalgamationCo shall cause MFCorp not to engage in any business following the Effective Date. On the date after the Effective Date, PrimeWest shall and shall cause Shiningbank to file an election on U.S. Internal Revenue Service Form 8832 (Entity Classification Election) to be classified as a disregarded entity for United States federal income tax purposes as permitted under Section 7701 of the Internal Revenue Code and the Treasury Regulations promulgated thereunder and at all times after the Effective Time, PrimeWest shall be the sole unitholder and equity holder in Shiningbank. Furthermore, Shiningbank shall not engage in any business or hold any assets (other than a minimal amount of cash) from the Effective Time until the day after such elections are filed with the U.S. Internal Revenue Service.

2.7

Tax Election

It is intended that steps 3.1(i) and 3.1(l) and 3.1(m) and 3.1(o) of the Plan of Arrangement qualify as a qualifying exchange for the purposes of section 132.2 of the ITA and applicable provincial income tax statutes. In order to give effect to this intention, with respect to steps 3.1(i) and 3.1(l), PrimeWest and Shiningbank shall, and, with respect to steps 3.1(m) and 3.1(o), MFCorp and PrimeWest shall, within the time determined under paragraph (c) of the definition of “qualifying exchange” in subsection 132.2(2) of the ITA, or as provided in any amendments to section 132.2 that are enacted and that apply to the transfer, jointly execute and file the election referred to in that paragraph (c) or in any such amendments in the form prescribed for the purposes of the election, and elections in prescribed form under the corresponding provisions of applicable provincial income tax statutes.

2.8

United States Tax Considerations

The Parties intend that the series of transactions contemplated by steps 3.1(c) through 3.1(o) of the Plan of Arrangement (“Combination Transactions”), considered together as a single integrated transaction for United States federal income tax purposes, will qualify as a “reorganization” with respect to Shiningbank and the Shiningbank Unitholders within the meaning of Section 368(a)(1) of the U.S. Internal Revenue Code (the “Code”). This Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g). Each Party agrees that it shall (a) treat the Combination Transactions as a single integrated transaction for U.S. federal income tax purposes that qualifies as a “reorganization” within the meaning of Section 368(a)(1) of the Code and (b) retain such records and file such information as is required to be retained and filed pursuant to Treasury Regulation Section 1.368-3 in connection with the Combination Transactions. Excluding the transactions contemplated by this Agreement and the Plan of Arrangement, no Party shall take any action, fail to take any action, cause any action to be taken or cause any action to fail to be taken that could reasonably be expected to prevent the Combination Transactions, considered together as a single integrated transaction, from qualifying as a “reorganization” within the meaning of Section 368(a)(1) of the Code with respect to PrimeWest and the PrimeWest Unitholders or with respect to Shiningbank and the Shiningbank Unitholders.

ARTICLE 3
COVENANTS

3.1

Covenants of PrimeWest and PEI to Shiningbank and SEL

Until the Effective Date or termination of this Agreement, except with the prior written consent of Shiningbank and SEL (such consent not to be unreasonably withheld or delayed), and except as otherwise expressly permitted or specifically contemplated by this Agreement:

(a)

PrimeWest shall not directly or indirectly do or permit to occur any of the following: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, securities or other property) in respect of its outstanding PrimeWest Units other than regular monthly cash distributions on the PrimeWest Units of an amount equal to approximately $0.25 per PrimeWest Unit; (iii) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any PrimeWest Units, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, PrimeWest Units (other than on exercise of currently outstanding PrimeWest Exchangeable Shares, currently outstanding PrimeWest Rights, upon conversion of PrimeWest Convertible Debentures or pursuant to the PrimeWest DRIP); (iv) redeem, purchase or otherwise acquire any of its outstanding trust units or other securities, other than redemptions required pursuant to the PrimeWest Trust Indenture; (v) split, combine or reclassify any of the PrimeWest Units; (vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of PrimeWest; or (vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(b)

PrimeWest shall use its reasonable commercial efforts to cause its current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(c)

PrimeWest shall not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the Effective Time or termination of this Agreement, whichever first occurs;

(d)

PrimeWest shall promptly notify Shiningbank in writing of any material change (actual, anticipated, contemplated or, to the knowledge of PrimeWest threatened, financial or otherwise) in its business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, or of any change in any representation or warranty provided by PrimeWest in this Agreement, which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and PrimeWest shall in good faith discuss with Shiningbank any change in circumstances (actual, anticipated, contemplated, or to the knowledge of PrimeWest threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to Shiningbank pursuant to this provision;

(e)

PrimeWest shall use its reasonable commercial efforts to obtain the consent of its bankers (if required) and any other third-party consents required for the transactions contemplated hereby and provide the same to Shiningbank on or prior to the Effective Date;

(f)

PrimeWest shall use its reasonable commercial efforts to satisfy or cause satisfaction of the conditions set forth in Sections 5.1 and 5.3 as soon as reasonably possible following execution of this Agreement to the extent that the satisfaction of the same is within the control of PrimeWest;

(g)

PrimeWest shall provide notice to Shiningbank of the PrimeWest Meeting and allow Shiningbank’s representatives to attend such meeting;

(h)

PrimeWest will assist Shiningbank in the preparation of the Shiningbank Information Circular and provide to Shiningbank, in a timely and expeditious manner, all information as may be reasonably requested by Shiningbank with respect to PrimeWest for inclusion in the Shiningbank Information Circular and any amendments or supplements thereto, in each case complying in all material respects with all applicable legal requirements on the date of issue thereof and to enable Shiningbank to meet the standard referred to in Section 3.2(p) with respect to PrimeWest, the Arrangement and the transactions to be considered at the Shiningbank Meeting;

(i)

PrimeWest shall indemnify and save harmless Shiningbank and the directors, officers and agents of Shiningbank and SEL, as applicable, from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Shiningbank or SEL, or any director, officer or agent thereof, may be subject or which Shiningbank or SEL, or any director, officer or agent thereof may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)

any misrepresentation in the PrimeWest Information Circular or in any material filed in compliance or intended compliance with any Applicable Law;

(ii)

any misrepresentation or alleged misrepresentation in the material provided by PrimeWest for inclusion in the Shiningbank Information Circular;

(iii)

any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the PrimeWest Information Circular or information provided by PrimeWest for inclusion in the Shiningbank Information Circular or in any material filed by or on behalf of PrimeWest in compliance or intended compliance with Applicable Canadian Securities Laws, which prevents or restricts the trading in the PrimeWest Units; and

(iv)

PrimeWest not complying with any requirement of Applicable Law in connection with the transactions contemplated in this Agreement;

except that PrimeWest shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation of a material fact based solely on the Shiningbank Information included in the PrimeWest Information Circular or the negligence of Shiningbank;

(j)

except for proxies and other non-substantive communications with securityholders, PrimeWest will furnish promptly to Shiningbank and Shiningbank’s counsel a copy of each notice, report, schedule or other document delivered, filed or received by PrimeWest in connection with: (i) the Arrangement; (ii) the PrimeWest Meeting; (iii) any filings under Applicable Law; and (iv) any dealings with regulatory agencies in connection with the transactions contemplated hereby;

(k)

PrimeWest shall solicit proxies to be voted at the PrimeWest Meeting in favour of all of the matters to be considered at the PrimeWest Meeting, including the PrimeWest Arrangement Resolution;

(l)

PrimeWest shall conduct the PrimeWest Meeting in accordance with the PrimeWest Trust Indenture and any instrument governing the PrimeWest Meeting (including, without limitation, the Interim Order) as applicable, and as otherwise required by Applicable Law;

(m)

PrimeWest will make all necessary filings and applications under Applicable Canadian Securities Laws and U.S. Securities Laws required to be made on the part of PrimeWest in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such laws and regulations;

(n)

in the event that dissent rights are given to PrimeWest Securityholders under the terms of the Interim Order, PrimeWest shall promptly advise Shiningbank of the number of PrimeWest Securities for which PrimeWest receives notices of dissent or written objections to the Arrangement and provide Shiningbank with copies of such notices and written objections;

(o)

prior to the Effective Date, PrimeWest will use its commercially reasonable efforts to obtain approval for the listing of the PrimeWest Units issuable pursuant to the Arrangement (including the any PrimeWest Units issuable pursuant to the PrimeWest LTIP and any other PrimeWest Units issuable upon conversion of PrimeWest Convertible Debentures or other rights to acquire PrimeWest Units) on the TSX and on the NYSE;

(p)

subject to compliance by Shiningbank with Section 3.2(h), PrimeWest will ensure that the PrimeWest Information Circular provides PrimeWest Securityholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them, and will set out the Shiningbank Information in the PrimeWest Information Circular in the form approved by Shiningbank and shall include, without limitation (i) any financial statements in respect of prior acquisitions made by it that are required to be included therein in accordance with Applicable Law; (ii) the unanimous determination of the PrimeWest Board of Directors that the Arrangement is fair to the PrimeWest Securityholders and is in the best interests of PrimeWest and PrimeWest Securityholders, and include the unanimous recommendation of the PrimeWest Board of Directors that the PrimeWest Securityholders vote in favour of the PrimeWest Arrangement Resolution; and (iii) the fairness opinion of PrimeWest’s financial advisors that the consideration to be offered pursuant to the Arrangement is fair, from a financial point of view, to the PrimeWest Unitholders; provided that, notwithstanding the covenants of PrimeWest in this subsection, prior to the completion of the Arrangement, the PrimeWest Board of Directors may withdraw, modify or change the recommendation regarding the Arrangement if, in the opinion of such board of directors acting reasonably, having received the advice of its outside legal counsel which is reflected in minutes of the meeting of the PrimeWest Board of Directors, such withdrawal, modification or change is required to act in a manner consistent with the fiduciary duties of the PrimeWest Board of Directors;

(q)

PrimeWest shall take all commercially reasonable actions to give effect to the transactions contemplated by this Agreement and the Arrangement;

(r)

PrimeWest’s affairs and the business of PEI and each of their other Subsidiaries shall be conducted only in the usual and ordinary course consistent with past practices (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property) and it shall use all commercially reasonable efforts to maintain and preserve its business, assets and advantageous business relationships, provided that it shall be entitled and authorized to comply with all pre-emptive rights, first purchase rights or rights of first refusal that are applicable to its assets and that become operative by virtue of this Agreement or any of the transactions contemplated by this Agreement;

(s)

PrimeWest shall not, except as previously disclosed to Shiningbank in writing or otherwise without prior consultation with and the consent of Shiningbank, such consent not to be unreasonably withheld, directly or indirectly: (i) sell, pledge, dispose of or encumber any assets having a value in excess of $10 million individually or $40 million in the aggregate, other than production in the ordinary course of business; (ii) expend or commit to expend amounts in respect of capital or operating expenses in excess of $10 million individually or $40 million in the aggregate, except to the extent that such expenditures are set forth in the capital budget of PrimeWest disclosed to Shiningbank prior to the date of this Agreement; (iii) expend or commit to expend any amounts with respect to any operating expenses other than in the ordinary course of business or pursuant to the Arrangement; (iv) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof which is not a Subsidiary or affiliate of PrimeWest, or make any investment therein either by purchase of shares or securities, contributions of capital or property transfer with an acquisition cost in excess of $40 million in the aggregate; (v) acquire any assets with an acquisition cost in excess of $10 million individually or $40 million in the aggregate; (vi) incur any indebtedness for borrowed money in excess of existing credit facilities, or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other individual or entity, or make any loans or advances, other than in respect of fees payable to legal, financial and other advisors in the ordinary course of business or in respect of the Arrangement; (vii) authorize, recommend or propose any release or relinquishment or any material contract right; (viii) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material license, lease, contract, production sharing agreement, government land concession or other material document; or (ix) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(t)

no amendments shall be made to outstanding PrimeWest Rights; and

(u)

each of PrimeWest and PEI shall use its commercially reasonable efforts to cause the resignation of all of the directors and officers of PEI and all the Subsidiaries of PrimeWest and PEI at the Effective Time who will not be continuing as a director or officer of AmalgamationCo (and for such directors and officers to provide releases in form and substance satisfactory to Shiningbank and such directors and officers).

3.2

Covenants of Shiningbank and SEL to PrimeWest and PEI

Until the Effective Date or termination of this Agreement, except with the prior written consent of PrimeWest and PEI (such consent not to be unreasonably withheld or delayed), and except as otherwise expressly permitted or specifically contemplated by this Agreement:

(a)

Shiningbank shall not directly or indirectly do or permit to occur any of the following: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, securities or property) in respect of its outstanding Shiningbank Units other than regular monthly cash distributions on the Shiningbank Units of an amount equal to approximately $0.15 per Shiningbank Unit; (iii) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any Shiningbank Units, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Shiningbank Units (other than on exercise of currently outstanding Shiningbank Exchangeable Shares, currently outstanding Shiningbank Rights or pursuant to the Shiningbank DRIP); (iv) redeem, purchase or otherwise acquire any of its outstanding trust units or other securities, except other than redemptions required pursuant to the Shiningbank Trust Indenture; (v) split, combine or reclassify any of the Shiningbank Units; (vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Shiningbank; or (vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(b)

Shiningbank shall use its reasonable commercial efforts to cause its current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(c)

Shiningbank shall not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the Effective Time or termination of this Agreement, whichever first occurs;

(d)

Shiningbank shall promptly notify PrimeWest in writing of any material change (actual, anticipated, contemplated or, to the knowledge of Shiningbank threatened, financial or otherwise) in its business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, or of any change in any representation or warranty provided by Shiningbank in this Agreement, which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and Shiningbank shall in good faith discuss with PrimeWest any change in circumstances (actual, anticipated, contemplated, or to the knowledge of Shiningbank threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to PrimeWest pursuant to this provision;

(e)

Shiningbank shall use its reasonable commercial efforts to obtain the consent of its bankers (if required) and any other third-party consents required for the transactions contemplated hereby and provide the same to PrimeWest on or prior to the Effective Date;

(f)

Shiningbank shall use its reasonable commercial efforts to satisfy or cause satisfaction of the conditions set forth in Sections 5.1 and 5.2 as soon as reasonably possible to the extent that the satisfaction of the same is within the control of Shiningbank;

(g)

Shiningbank shall provide notice to PrimeWest of the Shiningbank Meeting and allow PrimeWest’s representatives to attend such meeting;

(h)

Shiningbank will assist PrimeWest in the preparation of the PrimeWest Information Circular and provide to PrimeWest, in a timely and expeditious manner, all information as may be reasonably requested by PrimeWest with respect to Shiningbank for inclusion in the PrimeWest Information Circular and any amendments or supplements thereto, in each case complying in all material respects with all applicable legal requirements on the date of issue thereof and to enable PrimeWest to meet the standard referred to in Section 3.1(p) with respect to Shiningbank, the Arrangement and the transactions to be considered at the PrimeWest Meeting;

(i)

Shiningbank shall indemnify and save harmless PrimeWest and the directors, officers and agents of PrimeWest and PEI, as applicable, from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which PrimeWest or PEI, or any director, officer or agent thereof, may be subject or which PrimeWest or PEI, or any director, officer or agent thereof, may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)

any misrepresentation in the Shiningbank Information Circular or in any material filed in compliance or intended compliance with any Applicable Law;

(ii)

any misrepresentation or alleged misrepresentation in the material provided by Shiningbank for inclusion in the PrimeWest Information Circular;

(iii)

any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the Shiningbank Information Circular or in the material provided by Shiningbank for inclusion in the PrimeWest Information Circular or in any material filed by or on behalf of Shiningbank in compliance or intended compliance with Applicable Canadian Securities Laws, which prevents or restricts the trading in the Shiningbank Units; and

(iv)

Shiningbank not complying with any requirement of Applicable Law in connection with the transactions contemplated in this Agreement;

except that Shiningbank shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation of a material fact based solely on the PrimeWest Information included in the Shiningbank Information Circular or the negligence of PrimeWest;

(j)

except for proxies and other non-substantive communications with securityholders, Shiningbank will furnish promptly to PrimeWest or PrimeWest’s counsel a copy of each notice, report, schedule or other document delivered, filed or received by Shiningbank in connection with: (i) the Arrangement; (ii) the Shiningbank Meeting; (iii) any filings under Applicable Law; and (iv) any dealings with regulatory agencies in connection with the transactions contemplated hereby;

(k)

Shiningbank shall solicit proxies to be voted at the Shiningbank Meeting in favour of matters to be considered at the Shiningbank Meeting, including the Shiningbank Arrangement Resolution;

(l)

Shiningbank shall conduct the Shiningbank Meeting in accordance with the Shiningbank Trust Indenture and any instrument governing the Shiningbank Meeting (including, without limitation, the Interim Order), as applicable, and as otherwise required by Applicable Law;

(m)

Shiningbank will make all necessary filings and applications under Applicable Canadian Securities Laws (and U.S. Securities Laws, if any) required to be made on the part of Shiningbank in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such Laws;

(n)

in the event that dissent rights are given to Shiningbank Securityholders under the terms of the Interim Order, Shiningbank shall promptly advise PrimeWest of the number of Shiningbank Securities for which Shiningbank receives notices of dissent or written objections to the Arrangement and provide PrimeWest with copies of such notices and written objections;

(o)

prior to the Effective Date, Shiningbank will cooperate with PrimeWest in making application to list the PrimeWest Units issuable pursuant to the Arrangement on the TSX and on the NYSE;

(p)

subject to compliance by PrimeWest with Section 3.1(h), Shiningbank will ensure that the Shiningbank Information Circular provides Shiningbank Unitholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them, and will set out the PrimeWest Information in the Shiningbank Information Circular in the form approved by PrimeWest and shall include, without limitation (i) any financial statements in respect of prior acquisitions made by it that are required to be included therein in accordance with Applicable Law; (ii) the unanimous determination of the Shiningbank Board of Directors that the Arrangement is fair to Shiningbank Securityholders and is in the best interests of Shiningbank and Shiningbank Securityholders, and include the unanimous recommendation of the Shiningbank Board of Directors that the Shiningbank Securityholders vote in favour of the Shiningbank Arrangement Resolution; and (iii) the fairness opinion of Shiningbank’s financial advisor that the Arrangement is fair, from a financial point of view, to Shiningbank Securityholders; provided that, notwithstanding the covenants of Shiningbank in this subsection, prior to the completion of the Arrangement, the Shiningbank Board of Directors may withdraw, modify or change the recommendation regarding the Arrangement if, in the opinion of such board of directors acting reasonably, having received the advice of its outside legal counsel which is reflected in minutes of the meeting of the Shiningbank Board of Directors, such withdrawal, modification or change is required to act in a manner consistent with the fiduciary duties of the Shiningbank Board of Directors;

(q)

Shiningbank shall take all commercially reasonable actions to give effect to the transactions contemplated by this Agreement and the Arrangement;

(r)

Shiningbank’s affairs and the business of SEL and each of their Subsidiaries shall be conducted only in the usual and ordinary course consistent with past practices (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property) and it shall use all commercially reasonable efforts to maintain and preserve its business, assets and advantageous business relationships, provided that it shall be entitled and authorized to comply with all pre-emptive rights, first purchase rights or rights of first refusal that are applicable to its assets and become operative by virtue of this Agreement or any of the transactions contemplated by this Agreement;

(s)

Shiningbank shall not, except as previously disclosed to PrimeWest in writing or otherwise without prior consultation with and the consent of PrimeWest, such consent not to be unreasonably withheld, directly or indirectly: (i) sell, pledge, dispose of or encumber any assets having a value in excess of $2.5 million individually or $10 million in the aggregate, other than production in the ordinary course of business; (ii) expend or commit to expend amounts in respect of capital or operating expenses in excess of $2.5 million individually or $10 million in the aggregate, except to the extent that such expenditures are set forth in the capital budget of Shiningbank disclosed to PrimeWest prior to the date of this Agreement; (iii) expend or commit to expend any amounts with respect to any operating expenses other than in the ordinary course of business or pursuant to the Arrangement; (iv) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof which is not a Subsidiary or affiliate of Shiningbank, or make any investment therein either by purchase of shares or securities, contributions of capital or property transfer with an acquisition cost in excess of $10 million in the aggregate; (v) acquire any assets with an acquisition cost in excess of $2.5 million individually or $10 million in the aggregate; (vi) incur any indebtedness for borrowed money in excess of existing credit facilities, or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other individual or entity, or make any loans or advances, other than in respect of fees payable to legal, financial and other advisors in the ordinary course of business or in respect of the Arrangement; (vii) authorize, recommend or propose any release or relinquishment or any material contract right; (viii) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material license, lease, contract, production sharing agreement, government land concession or other material document; (ix) enter into or terminate any hedges, swaps or other financial instruments or like arrangements; or (x) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(t)

except as otherwise permitted herein, neither Shiningbank nor any of its Subsidiaries shall adopt or amend or make any contribution to any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangements for the benefit of employees, except as is necessary to comply with the Applicable Law or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(u)

Shiningbank shall not, nor permit any of its Subsidiaries to, grant any officer, director, employee or consultant an increase in compensation in any form or take any action with respect to the amendment or grant of any severance or termination pay policies or arrangements for any directors, officers, employees or consultants, nor adopt or amend or make any contribution to any bonus, profit-sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan from a trust fund or arrangement for the benefit of directors, officers, employees or consultants, except as is necessary to comply with the law or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(v)

except as otherwise contemplated herein, no amendments shall be made to outstanding Shiningbank Rights, Shiningbank Restricted Units or Shiningbank Performance Units and no new awards shall be made under the Shiningbank Incentive Plans, provided that awards may be made to employees hired after the date of this Agreement in an amount that is consistent with past practices;

(w)

each of Shiningbank and SEL shall use its commercially reasonable efforts to cause the resignation of all of the directors and officers of SEL and all the Subsidiaries of Shiningbank and SEL at the Effective Time who will not be continuing as a director or officer of AmalgamationCo (and for such directors and officers to provide releases in form and substance satisfactory to PrimeWest and such directors and officers) and SEL shall cooperate with PrimeWest to provide an orderly transition of control and management of Shiningbank and SEL and their Subsidiaries;

(x)

each of Shiningbank and SEL shall use their commercially reasonable efforts to ensure that all outstanding Shiningbank Rights are exercised, terminated, expired or surrendered prior to the Effective Time, provided that Shiningbank and SEL shall not pay the holders any amount of consideration therefor nor shall they make any amendment to outstanding Shiningbank Rights, except to permit the early vesting of Shiningbank Rights and to cause the cancellation, termination, expiry or surrender of the Shiningbank Rights prior to the Effective Time without payment therefor; and

(y)

each of Shiningbank and SEL shall use their commercially reasonable efforts to ensure that all outstanding Shiningbank Restricted Units and Shiningbank Performance Units shall have matured on or prior to the Effective Time and any amounts payable thereunder (net of applicable withholding taxes) shall have been made to the holders thereof prior to the Effective Time, provided that Shiningbank and SEL shall not make any amendment to outstanding Shiningbank Restricted Units or Shiningbank Performance Units, except to permit the early maturity thereof and to cause the cancellation, termination, expiry or surrender thereof prior to the Effective Time without payment therefor.

3.3

Mutual Covenants Regarding the Arrangement

From the date hereof until the Effective Date, each of PrimeWest, PEI, Shiningbank, SEL and MFCorp will use its reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder within its control and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Law within its control to complete the Arrangement, including using reasonable efforts:

(a)

to obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts;

(b)

in respect of the PrimeWest Parties and the Shiningbank Parties, to, on or before the Effective Date, cause confirmation of employment to be made to any employees of PEI or SEL who will be offered employment or continued employment or continued consulting with AmalgamationCo, or one of its Subsidiaries;

(c)

to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(d)

to effect all necessary registrations and filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Arrangement, and each of PrimeWest and Shiningbank will use its reasonable commercial efforts to cooperate with the others in connection with the performance by the others of their obligations hereunder including, without limitation, continuing to provide reasonable access to information and to maintain ongoing communications as between officers of PEI and SEL, subject to the Confidentiality Agreements in respect of PrimeWest, PEI, Shiningbank and SEL;

(e)

reasonably cooperate with the other and their tax advisors in structuring the Arrangement in a tax effective manner, and assist the other and their tax advisors in making such investigations and inquiries with respect to such Party in that regard, as the other Parties and their tax advisors shall consider necessary, acting reasonably, provided that such Party shall not be obligated to consent or agree to any structuring that has the effect of reducing the consideration to be received under the Arrangement by any of its securityholders;

(f)

use their reasonable commercial efforts to cause the mailing of the PrimeWest Information Circular and the Shiningbank Information Circular to the PrimeWest Securityholders and the Shiningbank Securityholders, respectively, to occur as soon as reasonably practicable after the date hereof and in any event by June 15, 2007; and

(g)

in respect of MFCorp, to:

(i)

file the Articles of Arrangement once the other Parties satisfy or waive the applicable conditions precedent set forth in Article 5 hereof;

(ii)

not, except with the consent of PrimeWest and Shiningbank, amend its constating documents;

(iii)

not conduct any business, enter into any agreement or incur any liabilities except in connection with the transactions contemplated by this Agreement; and

(iv)

take all reasonable actions required to give effect to the transactions contemplated by this Agreement and not take any actions that would hinder the transactions contemplated by this Agreement.

3.4

PrimeWest and Shiningbank Covenants Regarding Non-Solicitation

(a)

Except to the extent disclosed in writing to and consented to by PrimeWest or Shiningbank, as applicable, each of PrimeWest, PEI, Shiningbank and SEL shall immediately cease and cause to be terminated all existing discussions and negotiations (including, without limitation, through any advisors or other parties on its behalf), if any, with any parties conducted before the date of this Agreement with respect to any Acquisition Proposal and shall immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with such Party relating to an Acquisition Proposal and shall use all reasonable commercial efforts to ensure that such requests are honoured.

(b)

Except to the extent disclosed in writing to and consented to by PrimeWest or Shiningbank, as applicable, none of PrimeWest, PEI, Shiningbank or SEL shall, directly or indirectly, do or authorize or permit any of its officers, directors or employees or any financial advisor, expert or other representative retained by it to do, any of the following:

(i)

solicit, facilitate, initiate or encourage any Acquisition Proposal;

(ii)

enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other Person any information with respect to its business, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other Person to do or seek to do any of the foregoing;

(iii)

waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any “standstill provisions” thereunder; or

(iv)

accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal;

provided, however, that notwithstanding any other provision hereof, each of PrimeWest, PEI, Shiningbank and SEL and its officers, directors and advisers may:

(v)

enter into or participate in any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of this Agreement, by such Party or any of its officers, directors or employees or any financial advisor, expert or other representative retained by it) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality and standstill agreement substantially similar to the Confidentiality Agreements (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to the other such Parties as set out below), may furnish to such third party information concerning such Party and its business, properties and assets, in each case if, and only to the extent that:

(A)

the third party has first made a written bona fide Acquisition Proposal that the board of directors of PEI or SEL, as applicable, determines in good faith: (1) that funds or other consideration necessary for the Acquisition Proposal are or are likely to be available; (2) (after consultation with its financial advisor) would, if consummated in accordance with its terms, result in a transaction financially superior for securityholders of the Receiving Party than the Arrangement contemplated by this Agreement; and (3) after receiving the advice of outside counsel as reflected in minutes of the board of directors of PEI or SEL, as applicable, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under Applicable Law (a “Superior Proposal”); and

(B)

prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, such Party provides prompt notice to the other Party to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such third party together with a copy of the confidentiality agreement referenced above and if not previously provided to the other Party, copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided further that such Party shall notify the other Party orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include, without limitation, a copy of any such proposal (and any amendments or supplements thereto), the identity of the Person making it, if not previously provided to the other Party, copies of all information provided to such Party and all other information reasonably requested by the other Party), within 24 hours of the receipt thereof, shall keep the other Party informed of the status and details of any such inquiry, offer or proposal and answer the other Party’s questions with respect thereto; or

(vi)

comply with Section 172 of the Securities Act (Alberta) and similar provisions under Applicable Canadian Securities Laws relating to the provision of directors’ circulars and make appropriate disclosure with respect thereto to its securityholders; and

(vii)

accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, the board of directors of PEI or SEL, as applicable, shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of this Agreement as contemplated by Section 3.4(c) hereof and after receiving the advice of outside counsel as reflected in minutes of the board of directors of such Party, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under Applicable Law and such Party complies with its obligations set forth in Section 3.4(c)  hereof and terminates this Agreement in accordance with Section 8.1(e) or (f), as applicable, and concurrently therewith pays the amount required by Section 6.1 or 6.2, as applicable to the appropriate other Party.

(c)

Each Party in receipt of a Superior Proposal (a “Receiving Party”) shall give the other Parties (each a “Responding Party”), orally and in writing, at least 72 hours advance notice of any decision by the board of directors of PEI or SEL, as applicable, to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall confirm that the board of directors of PEI or SEL, as applicable, has determined that such Acquisition Proposal constitutes a Superior Proposal, shall identify the third party making the Superior Proposal and shall provide a true and complete copy thereof and any amendments thereto. During such 72 hour period, the Receiving Party agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. In addition, during such 72 hour period the Receiving Party shall and shall cause its financial and legal advisors to, negotiate in good faith with the Responding Party and its financial and legal advisors to make such adjustments in the terms and conditions of this Agreement and the Arrangement as would enable the Receiving Party to proceed with the Arrangement as amended rather than the Superior Proposal. In the event the Responding Party proposes to amend this agreement and the Arrangement to provide that the holders of the PrimeWest Securities or Shiningbank Securities, as applicable, (the “Receiving Party Securities”) shall receive a value per Receiving Party Security equal to or having a value greater than the value per Receiving Party Security provided in the Superior Proposal and so advises the board of directors of PEI or SEL, as applicable, prior to the expiry of such 72 hour period, the board of directors of PEI or SEL, as applicable, shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement.

(d)

Each Party agrees that all information that may be provided to it by the other Party with respect to any Superior Proposal shall be treated as if it were “Confidential Information” as that term is defined in the Confidentiality Agreements and shall not be disclosed or used except in accordance with the provisions of the Confidentiality Agreements or in order to enforce its rights under this Agreement in legal proceedings.

(e)

Each of PrimeWest, PEI, Shiningbank and SEL shall ensure that its officers, directors and employees and any investment bankers or other advisers or representatives retained by it are aware of the provisions of this section. Each of PrimeWest, PEI, Shiningbank and SEL shall be responsible for any breach of this section by its officers, directors, employees, investment bankers, advisers or representatives.

3.5

Provision of Information; Access

(a)

From and after the date hereof, Shiningbank shall provide PrimeWest and its representatives access, during normal business hours and at such other time or times as PrimeWest may reasonably request, to its premises (including field offices and sites), books, contracts, records, computer systems, properties, employees and management personnel and shall furnish promptly to PrimeWest (or in the case of competitively sensitive information, PrimeWest’s representatives only) all information concerning its business, properties and personnel as PrimeWest may reasonably request, which information shall remain subject to the Confidentiality Agreements, in order to permit PrimeWest to be in a position to expeditiously and efficiently integrate the business and operations of Shiningbank with those of PrimeWest immediately upon but not prior to the Effective Date. Shiningbank shall confer with PrimeWest prior to taking action (other than in emergency situations) with respect to any material operational matters involved in its business.

(b)

From and after the date hereof, PrimeWest shall provide Shiningbank and its representatives access, during normal business hours and at such other time or times as Shiningbank may reasonably request, to its premises (including field offices and sites), books, contracts, records, computer systems, properties, employees and management personnel and shall furnish promptly to Shiningbank (or in the case of competitively sensitive information, Shiningbank’s representatives only) all information concerning its business, properties and personnel as Shiningbank may reasonably request, which information shall remain subject to the Confidentiality Agreements, in order to permit Shiningbank to be in a position to expeditiously and efficiently integrate the business and operations of PrimeWest with those of Shiningbank immediately upon but not prior to the Effective Date. PrimeWest shall confer with Shiningbank prior to taking action (other than in emergency situations) with respect to any material operational matters involved in its business.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1

Representations and Warranties of PrimeWest to Shiningbank and SEL

PrimeWest and PEI hereby jointly and severally make the following representations and warranties to and in favour of Shiningbank and SEL and acknowledge that each of Shiningbank and SEL is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

(a)

Organization and Qualification. PrimeWest is a trust duly created and validly existing under the Laws of the Province of Alberta and has the requisite trust power and authority to own its assets and to conduct its affairs as now conducted. PEI is a corporation duly amalgamated and validly existing under the Laws of the Province of Alberta and has the requisite corporate power and authority to own its assets as now owned and to carry on its business as now conducted. Each of the other PrimeWest Parties is an entity duly incorporated, created or organized, as the case may be, under the Laws of its jurisdiction of incorporation, creation or organization, as applicable, and has the requisite power and authority to own its assets as now owned and to carry on its business as now conducted.  Each of the PrimeWest Parties is duly registered to conduct its affairs or do business, as applicable, in each jurisdiction in which the character of its assets, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered would not have a Material Adverse Effect on the PrimeWest Parties, on a consolidated basis. Copies of the constating documents of the PrimeWest Parties (including the PrimeWest Material Agreements) provided to SEL, together with all amendments to date, are accurate and complete as of the date hereof and have not been amended or superseded.

(b)

Authority Relative to this Agreement. PEI has the requisite authority to enter into this Agreement, both in its own capacity and for and on behalf of PrimeWest, and each of PrimeWest and PEI has the requisite trust and corporate power and authority, respectively, to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by PrimeWest and PEI of the Arrangement have been duly authorized by the PrimeWest Board of Directors and, subject to the requisite approval of the PrimeWest Securityholders, no other proceedings on the part of PrimeWest or PEI are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by each of PrimeWest and PEI and constitutes a legal, valid and binding obligation of each of PrimeWest and PEI enforceable against each of them in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)

Subsidiaries. PrimeWest has no Subsidiaries (other than the Material Subsidiaries) that are material to its business, operation or financial condition.

(d)

No Violations. Except as disclosed to Shiningbank in writing prior to the date hereof, or contemplated by this Agreement:

(i)

neither the execution and delivery of this Agreement by PrimeWest and PEI nor the consummation of the Arrangement nor compliance by the PrimeWest Parties with any of the provisions hereof will: (A) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any encumbrance upon any of the properties or assets of the PrimeWest Parties or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of (1) the PrimeWest Material Agreements or the articles, by-laws, shareholder agreements or other constating documents (including the PrimeWest Trust Indenture) of any PrimeWest Party, or (2) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which an PrimeWest Party is a party or to which any of them, or any of their respective properties or assets, may be subject or by which an PrimeWest Party is bound; or (B) subject to compliance with applicable statutes and regulations, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to the PrimeWest Parties or any of their respective properties or assets (except, in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of encumbrances which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on the PrimeWest Parties on a consolidated basis, or significantly impede the ability of the PrimeWest Parties to consummate the Arrangement); or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would have a Material Adverse Effect on the PrimeWest Parties on a consolidated basis; and

(ii)

other than in connection with or in compliance with the provisions of Applicable Law or which are required to be filed post-Arrangement, and except for the requisite approval of PrimeWest Securityholders: (A) there is no legal impediment to the PrimeWest Parties’ consummation of the Arrangement, and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of the PrimeWest Parties in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on the PrimeWest Parties, on a consolidated basis, or significantly impede the ability of the PrimeWest Parties to consummate the Arrangement.

(e)

Litigation. There are no actions, suits or proceedings in existence or pending or, to the knowledge of PEI, threatened or for which there is a reasonable basis, affecting or that would affect the PrimeWest Parties or affecting or that would affect any of their respective property or assets at law or equity or before or by any Governmental Entity which action, suit or proceeding involves a possibility of any judgment against or liability of the PrimeWest Parties which, if successful, would have a Material Adverse Effect on the PrimeWest Parties on a consolidated basis, or would significantly impede the ability of the PrimeWest Parties to consummate the Arrangement.

(f)

Taxes, etc. Except as disclosed in writing to Shiningbank prior to May 4, 2007:

(i)

All Tax Returns required to be filed by or on behalf of any PrimeWest Parties have been duly filed on a timely basis and such tax returns are correct in all material respects. All Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by any PrimeWest Parties with respect to items or periods covered by such Tax Returns;

(ii)

PrimeWest has paid or provided adequate accruals in its consolidated financial statements for the period from inception to December 31, 2006 for Taxes, including income taxes and related future taxes, if applicable, for such periods, in conformity with GAAP;

(iii)

for all periods ended on and after December 31, 2006, Shiningbank has been furnished by PrimeWest true and complete copies of: (A) material portions of income tax audit reports, statement of deficiencies, closing or other agreements received by any PrimeWest Party or on behalf of any PrimeWest Party relating to the Taxes; and (B) any material federal, provincial, state, local or foreign income or franchise tax returns for each PrimeWest Party;

(iv)

no material deficiencies exist or have been asserted with respect to Taxes of PrimeWest or any of its Subsidiaries;

(v)

none of PrimeWest or its Material Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor, to the knowledge of PrimeWest and PEI, has such an event been asserted or threatened against PrimeWest or its Material Subsidiaries or any of their respective assets that would have a Material Adverse Effect on the PrimeWest Parties on a consolidated basis. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of PrimeWest or its Material Subsidiaries. No audit by tax authorities of PrimeWest or its Material Subsidiaries is in process or, to the knowledge of PrimeWest and PEI, pending; and

(vi)

PrimeWest has provided adequate accruals in its consolidated financial statements for the period ended December 31, 2006 (or such amounts are fully funded) for all pension or other employee benefit obligations of PrimeWest and its Subsidiaries arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on PrimeWest or its Material Subsidiaries.

(g)

Reporting Issuer Status

(i)

PrimeWest is a reporting issuer (where such concept exists) in good standing in all provinces of Canada and is in material compliance with all Applicable Canadian Securities Laws therein;

(ii)

the PrimeWest Units are registered under section 12 of the United States Securities Exchange Act of 1934, as amended, and PrimeWest is in material compliance with applicable U.S. Securities Laws; and

(iii)

the PrimeWest Units are listed and posted for trading on the TSX and the NYSE and the PrimeWest Exchangeable Shares and the PrimeWest Convertible Debentures are listed and posted for trading on the TSX.

(h)

Capitalization. PrimeWest is authorized to issue an unlimited number of PrimeWest Units and an unlimited number of Special Voting Units (as defined in the PrimeWest Trust Indenture). As at the close of business on May 9, 2007, PrimeWest had issued and outstanding: (i) 90,583,167 PrimeWest Units; (ii) 773,871 Special Voting Units and (iii) rights to acquire 685,475 PrimeWest Units pursuant to outstanding PrimeWest Rights. PrimeWest owns all of the issued and outstanding common shares of PEI, which as at the date of this Agreement, has 1,161,568 issued and outstanding PrimeWest Exchangeable Shares, exchangeable into PrimeWest Units on the basis of 0.66623 PrimeWest Units for each PrimeWest Exchangeable Share, and owns all of the issued and outstanding securities of PrimeWest Petroleum. Other than PrimeWest Units issuable pursuant to the PrimeWest Rights, the PrimeWest Exchangeable Shares, the PrimeWest Convertible Debentures and the PrimeWest DRIP, there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by PrimeWest of any securities of PrimeWest (including PrimeWest Units) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of PrimeWest (including PrimeWest Units). All outstanding PrimeWest Units have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all PrimeWest Units issuable pursuant to the PrimeWest Rights, the PrimeWest Exchangeable Shares, the PrimeWest Convertible Debentures and the PrimeWest DRIP in accordance with their respective terms will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights.

(i)

Ownership of Subsidiaries. As of the date hereof, PrimeWest is the beneficial direct or indirect owner of all of the outstanding shares, general partnership units, limited partnership units and trust units, as applicable, of the PrimeWest Parties (other than PrimeWest and the outstanding PrimeWest Exchangeable Shares) with good title thereto free and clear of any and all encumbrances, except for security interests in such securities for the benefit of the lenders under PrimeWest’s credit facilities. Other than as disclosed herein, there are no options, warrants or other rights, shareholder or unitholder rights plans, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by any of the PrimeWest Parties (other than PrimeWest) of any securities of the PrimeWest Parties (other than PrimeWest) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of any of the PrimeWest Parties (other than PrimeWest). All outstanding securities of the PrimeWest Parties have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(j)

No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the PrimeWest Units, the PrimeWest Exchangeable Shares, the PrimeWest Convertible Debentures or any other securities of PrimeWest has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of PrimeWest and PEI, are contemplated or threatened under any Applicable Law or by any other regulatory authority.

(k)

Material Agreements. There are no agreements material to the conduct of the PrimeWest Parties’ affairs or businesses, as applicable, except for those agreements disclosed in the Public Record, disclosed in writing to the Shiningbank Parties or those entered into in the ordinary course of business, and all such material agreements are valid and subsisting and the PrimeWest Party that is a party thereto is not in material default under any such agreements.

(l)

Filings. Except for filings necessary to complete the Arrangement, PrimeWest has filed all documents required to be filed by it with all applicable Governmental Entities and all such documents were, as of their respective dates, in compliance in all material respects with all Applicable Law and at the time filed did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. PEI will deliver to SEL, as soon as they become available, true and complete copies of any material reports or statements required to be filed by PrimeWest with any Governmental Entity subsequent to the date hereof. As of their respective dates, such reports and statements (excluding any information therein provided by the Shiningbank Parties, as to which PrimeWest and PEI make no representation) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and will comply in all material respects with all Applicable Law.

(m)

No Material Adverse Change. Since January 1, 2007:

(i)

other than as disclosed in the Public Record, the PrimeWest Parties have conducted their respective businesses only in the ordinary and normal course;

(ii)

other than as disclosed in the Public Record, no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to PrimeWest, taken as a whole, has been incurred other than in the ordinary course of business; and

(iii)

there has not been any Material Adverse Change in respect of the PrimeWest Parties, on a consolidated basis.

(n)

Books and Records. The records and minute books of the PrimeWest Parties have been maintained substantially in accordance with all Applicable Law and are complete and accurate in all material respects.

(o)

Reports. As of their respective dates, (i) the PrimeWest Financial Statements, (ii) PrimeWest’s Annual Information Form dated March 15, 2007 (including all documents incorporated by reference therein), (iii) PrimeWest’s 2007 information circular and proxy statement for its annual general meeting of PrimeWest Unitholders dated March 15, 2007, (iv) all PrimeWest press releases, material change reports, business acquisition reports or similar documents filed with the Securities Authorities and the SEC since January 1, 2006 and (v) all prospectuses or other offering documents used by PrimeWest in the offering of its securities or filed with the Securities Authorities and the SEC since January 1, 2006, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading and complied in all material respects with all Applicable Law. The PrimeWest Financial Statements and other financial statements of PrimeWest included or incorporated by reference in such forms, statements, prospectuses and other offering documents were prepared in accordance with GAAP (except (x) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of PrimeWest’s independent auditors or (y) in the case of unaudited interim statements, to the extent they may not include footnotes, are subject to normal year end adjustments or may be condensed or summary statements), and present fairly in accordance with GAAP the consolidated financial position, results of operations and changes in financial position of PrimeWest as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of PrimeWest on a consolidated basis. There has been no material change in PrimeWest accounting policies, except as described in the notes to the PrimeWest Financial Statements, since January 1, 2007.

(p)

Absence of Undisclosed Liabilities. The PrimeWest Parties have no material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i)

those set forth or adequately provided for in the balance sheets and associated notes thereto included in the PrimeWest Financial Statements (the “PrimeWest Balance Sheets”);

(ii)

those incurred in the ordinary course of business and not required to be set forth in the PrimeWest Balance Sheets under GAAP;

(iii)

those incurred in the ordinary course of business since the dates of the PrimeWest Balance Sheets and consistent with past practice; and

(iv)

those incurred in connection with the execution of this Agreement.

(q)

Environmental. Other than has been disclosed in the Public Record, there have not occurred any material spills, emissions or pollution on any property of any PrimeWest Party, nor has any PrimeWest Party been subject to any stop orders, control orders, clean-up orders or reclamation orders under applicable Environmental Laws, any of which might reasonably be expected to have a Material Adverse Effect on PrimeWest. All operations of the PrimeWest Parties have been and are now being conducted in compliance with all applicable Environmental Laws, except where the failure to be in compliance would not have a Material Adverse Effect on the PrimeWest Parties, on a consolidated basis. The PrimeWest Parties are not subject to nor are PrimeWest or PEI aware of:

(i)

any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction, or expenditures; or

(ii)

any demand or notice with respect to the breach of any Environmental Laws applicable to the PrimeWest Parties, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of any Hazardous Substances, which would have a Material Adverse Effect on the PrimeWest Parties on a consolidated basis.

(r)

Title. Although they do not warrant title, except as disclosed in writing to Shiningbank, neither PrimeWest nor PEI has any knowledge or is aware of any defects, failures or impairments in the title of the PrimeWest Parties to their respective assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate could have a Material Adverse Effect on: (i) the quantity and pre-tax present worth values of such assets; (ii) the current production volumes of the PrimeWest Parties; or (iii) the current consolidated cash flow of the PrimeWest Parties.

(s)

Licences. Except as disclosed in the Public Record, each of the PrimeWest Parties has obtained and is in compliance with all licences, permits, certificates, consents, orders, grants and other authorizations of or from any Governmental Entity necessary to conduct its businesses as they are now being or are proposed to be conducted, other than such permissions the absence of which would not have a Material Adverse Effect on the PrimeWest Parties on a consolidated basis.

(t)

Compliance with Laws. Each of the PrimeWest Parties has complied with and is in compliance with all Laws applicable to the operation of its business, except where such non-compliance would not have a Material Adverse Effect on the business, affairs, operations, assets, prospects or financial condition of the PrimeWest Parties or on the ability of the PrimeWest Parties to consummate the Arrangement.

(u)

Long Term and Derivative Transactions. Except as disclosed in the Public Record, or otherwise entered into in the ordinary course of business, none of the PrimeWest Parties has any obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, production sales transactions having terms greater than 90 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

(v)

Fairness Opinion. The PrimeWest Board of Directors has received a verbal opinion as of May 9, 2007 (and have been advised that the PrimeWest Board of Directors will receive a written opinion) from GMP Securities L.P. and Scotia Waterous Inc. that, subject to the review of final documentation, the consideration to be offered pursuant to the Arrangement is fair, from a financial point of view, to the PrimeWest Unitholders.

(w)

Employee Benefit Plans. PrimeWest has made available to Shiningbank true, complete and correct copies of each employee benefits plan (the “PrimeWest Plans”) covering active, former or retired employees of the PrimeWest Parties, any related trust agreement, annuity or insurance contract or other funding vehicle, and: (i) each PrimeWest Plan has been maintained and administered in material compliance with its terms and is, to the extent required by Applicable Law or contract, fully funded without having any deficit or unfunded actuarial liability or adequate provision has been made therefor; (ii) all required employer contributions under any such plans have been made and the applicable funds have been funded in accordance with the terms thereof; (iii) each PrimeWest Plan that is required or intended to be qualified under applicable law or registered or approved by a governmental agency or authority has been so qualified, registered or approved by the appropriate governmental agency or authority, and nothing has occurred since the date of the last qualification, registration or approval to adversely affect, or cause, the appropriate governmental agency or authority to revoke such qualification, registration or approval; (iv) to the knowledge of PrimeWest and PEI, there are no pending or anticipated material claims against or otherwise involving any of the PrimeWest Employee Plans and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of PrimeWest Plan activities) has been brought against or with respect to any PrimeWest Plan; (v) all material contributions, reserves or premium payments required to be made to the PrimeWest Plans have been made or provided for; and (vi) no PrimeWest Party has any material obligations for retiree health and life benefits under any PrimeWest Plan.

(x)

Insurance. Policies of insurance are in force as of the date hereof naming a PrimeWest Party as an insured that adequately cover all risks as are customarily covered by oil and gas producers in the industry in which the PrimeWest Parties operate. All such policies shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.

(y)

Indebtedness To and By Officers, Directors and Others. None of the PrimeWest Parties is indebted to any of the directors, officers, employees or consultants or any of their respective associates or affiliates or other parties not at arm’s length to any PrimeWest Party, except for amounts due as normal compensation or reimbursement of ordinary business expenses, nor is there any indebtedness owing by any such parties to any of the PrimeWest Parties.

(z)

No Limitation. There is no non-competition, exclusivity or other similar agreement, commitment or understanding in place to which any PrimeWest Party is a party or by which it is otherwise bound that would now or hereafter in any way limit the business or operations of any PrimeWest Party in a particular manner or to a particular locality or geographic region or for a limited period of time and the execution, delivery and performance of this Agreement does not and will not result in the restriction of any PrimeWest Party from engaging in this business or from competing with any Person or in any geographic area.

(aa)

Guarantees and Indemnification. Other than as disclosed in writing to Shiningbank, no PrimeWest Party is a party to or bound by any agreement of guarantee, indemnification (other than an indemnification of directors and officers in accordance with the by-laws of the respective corporation or Applicable Law and other than standard indemnity agreements in underwriting and agency agreements and contracts entered into in the ordinary course of business) or any like commitment in respect of the obligations, liabilities (contingent or otherwise) of indebtedness of any other Person, other than guarantees of obligations of any other PrimeWest Party.

(bb)

Information to Independent Engineer. PrimeWest and PEI have no reason to believe that (i) the GLJ Report and (ii) if applicable, any other reserve evaluation reports which may be or be deemed to be, included or incorporated by reference in the PrimeWest Information Circular, whether in addition to or as a replacement for the report referred to in clause (i); was not accurate in all material respects as at the effective date of such reports, and, except for any impact of changes in commodity prices, which may or may not be material, PrimeWest and PEI have no knowledge of a Material Adverse Change in the production, costs, price, reserves, estimates of future net production revenues or other relevant information from that disclosed in such reports. PrimeWest has provided to GLJ all material information concerning land descriptions, well data, facilities and infrastructure, ownership and operations, future development plans and historical technical and operating data respecting the principal oil and gas assets of the PrimeWest Parties, in each case as at the effective dates of such reports, and, in particular, all material information respecting the PrimeWest Parties’ interests in their principal oil and gas assets and royalty burdens and net profits interest burdens thereon and such information was accurate and correct in all material respects as at the respective dates thereof and did not omit any information necessary to make any such information provided not misleading as at the respective dates thereof and there has been no Material Adverse Change in any of the material information so provided since the date thereof.

(cc)

No Insider Rights. No director, officer, insider or other party not at arm’s length to any PrimeWest Party has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, participation interest or any other interest whatsoever, in any properties of any PrimeWest Party.

(dd)

Disclosure. The data and information in respect of the PrimeWest Parties and their respective assets, reserves, liabilities, businesses, affairs and operations provided by or on behalf of PrimeWest to Shiningbank was and is accurate and correct in all material respects as at the respective dates thereof and does not omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof.

(ee)

Debt and Working Capital. As at March 31, 2007, PrimeWest’s consolidated indebtedness, net of working capital, did not exceed $728 million.  This figure includes positive working capital, excluding the current portion of long-term debt, of not less than $35 million, outstanding principal amount of the PrimeWest Convertible Debentures of not exceeding $241 million, the PrimeWest US Secured Notes and the PrimeWest UK Secured Notes of not exceeding $288 million and Bank Credit Facilities of not exceeding $234 million.

(ff)

No Defaults under Leases and Agreements. Except as disclosed in writing to Shiningbank:

(i)

no PrimeWest Party has received notice of any default under any of the leases and other title and operating documents or any other agreement or instrument pertaining to the PrimeWest Parties’ oil and gas assets to which an PrimeWest Party is a party or by or to which any PrimeWest Party or any such assets are bound or subject except to the extent that such defaults would not in the aggregate have a Material Adverse Effect; and

(ii)

to their knowledge:

(A)

each of the PrimeWest Parties is in good standing under all, and is not in default under any; and

(B)

there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any,

leases and other title and operating documents or any other agreements and instruments pertaining to its oil and gas assets to which it is a party or by or to which it or such assets are bound or subject and, to their knowledge, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder except to the extent that such defaults would not in the aggregate have a Material Adverse Effect.

(gg)

No Encumbrances. None of the PrimeWest Parties has encumbered or alienated its interest in the PrimeWest Parties’ oil and gas assets or agreed to do so and such assets are free and clear of all encumbrances except for or pursuant to encumbrances securing the PrimeWest Credit Facilities Agreement, the PrimeWest UK Secured Notes and the PrimeWest US Secured Notes and derivative transactions with the lenders (and other affiliates) thereunder or encumbrances disclosed in the Public Record, any governmental registry or those arising in the ordinary course of business, which are not material in the aggregate or have been disclosed in writing to Shiningbank.

(hh)

No Reduction of Interests. Except as disclosed in writing to Shiningbank prior to May 4, 2007, none of the PrimeWest Parties’ oil and gas assets are subject to reduction by reference to payout of or production penalty on any well or otherwise or to change to an interest of any other size or nature by virtue of or through any right or interest granted by, through or under a PrimeWest Party except to the extent that such reduction or change to an interest would not in the aggregate have a Material Adverse Effect.

(ii)

Royalties, Rentals and Taxes Paid. All royalties and rentals payable on or before the date hereof under the leases and other title and operating documents pertaining to the PrimeWest Parties’ oil and gas assets and all ad valorem, property, production, severance and similar taxes and assessments based upon or measured by the ownership of such assets or the production of petroleum substances derived therefrom or allocated thereto or the proceeds of sales thereof payable on or before the date hereof have been properly paid in full and in a timely manner except to the extent that such non-payment would not in the aggregate have a Material Adverse Effect.

(jj)

Production Allowables and Production Penalties.

(i)

None of the wells in which any of the PrimeWest Parties holds an interest has been produced in excess of applicable production allowables imposed by any applicable law or any governmental authority and none of the PrimeWest Parties has any knowledge of any impending change in production allowables imposed by any applicable law or any governmental authority that may be applicable to any of the wells in which any of them holds an interest, other than changes of general application in the jurisdiction in which such wells are situate except to the extent that such non-compliance or changes would not in the aggregate have a Material Adverse Effect.

(ii)

None of the PrimeWest Parties has received notice of any production penalty or similar production restriction of any nature imposed or to be imposed by any governmental authority, including gas-oil ratio, off-Shiningbank and overproduction penalties imposed by the Alberta Energy and Utilities Board, and, to their knowledge, none of the wells in which any of them holds an interest is subject to any such penalty or restriction except to the extent that such penalty or restriction would not in the aggregate have a Material Adverse Effect.

(kk)

Operation and Condition of Wells. All wells in which any of the PrimeWest Parties holds an interest:

(i)

for which any of the PrimeWest Parties was or is operator, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Law; and

(ii)

for which none of the PrimeWest Parties was or is operator, to their knowledge, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Law;

except, in either case, to the extent that such non-compliance with prudent oil and gas industry practices or Applicable Law would not in the aggregate have a Material Adverse Effect.

(ll)

Operation and Condition of Tangibles. The PrimeWest Parties’ tangible depreciable property used or intended for use in connection with their oil and gas assets:

(i)

for which any of the PrimeWest Parties was or is operator, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Law during all periods in which a PrimeWest Party was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business; and

(ii)

for which none of the PrimeWest Parties was or is operator, to their knowledge, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Law during all periods in which none of the PrimeWest Parties was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business;

except, in either case, to the extent that such non-compliance with prudent oil and gas industry practices or Applicable Law would not in the aggregate have a Material Adverse Effect.

(mm)

Outstanding AFEs. There are no outstanding authorizations for expenditure pertaining to any of the PrimeWest Parties’ oil and gas assets or any other commitments, approvals or authorizations pursuant to which an expenditure may be required to be made in respect of such assets after the date of the most recent PrimeWest Financial Statements in excess of $5 million for each such commitment, approval or authorization other than those disclosed in writing to Shiningbank.

(nn)

Brokers and Finders. The PrimeWest Parties have not retained nor will they retain any financial advisor, broker, agent or finder or pay, or agree to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except GMP Securities L.P. and Scotia Waterous Inc., which have been retained as PrimeWest’s financial advisors in connection with certain matters including the transactions contemplated hereby. The total obligation of the PrimeWest Parties to such financial and strategic advisors is set forth in the engagement letters between PrimeWest and those advisors, copies of which have been provided to Shiningbank. After the payment of such financial obligations, the PrimeWest Parties will not have any continuing obligations to these advisors other than those related to indemnification, confidentiality and the payment of expenses.

(oo)

Employment and Officer Obligations. Other than the employment agreements that PEI has with certain of its officers and employees, existing health plan, pension obligations and as disclosed in writing to Shiningbank, in connection with the Arrangement there are no other employment or consulting services agreements, termination, severance and retention agreements or policies of the PrimeWest Parties other than severance and retention payments and packages approved by the PrimeWest Board of Directors in connection with the transactions contemplated by this Agreement.

(pp)

Confidentiality Agreements. All agreements entered into by PrimeWest with persons other than Shiningbank regarding the confidentiality of information provided to such persons or reviewed by such persons with respect to the sale of PrimeWest or a substantial portion of its assets or any other business combination or similar transaction with another party are in substantially the form of the Confidentiality Agreements and PrimeWest has not waived the standstill or other provisions of any of such agreements.

(qq)

Outstanding Acquisitions. The PrimeWest Parties have no rights to purchase assets, properties or undertakings of third parties under any agreements to purchase that have not closed except those having an acquisition cost of less than $10 million individually or $40 million in the aggregate or otherwise approved in writing by Shiningbank prior to becoming a binding obligation on the relevant PrimeWest Party.

(rr)

Mutual Fund Trust. PrimeWest is a “mutual fund trust” and a “unit trust” within the meaning of the ITA.

(ss)

Place of Principal Offices. The principal offices of PrimeWest and PEI are not located in the United States.

(tt)

Foreign Private Issuer. PrimeWest is a “foreign private issuer” within the meaning of Rule 405 of Regulation C adopted by the SEC under the U.S. Securities Act.

(uu)

Investment Company. To its knowledge and awareness, and without investigation, PrimeWest is not an “investment company” within the meaning of the United States Investment Company Act of 1940, as amended.

(vv)

Board Approval. The PrimeWest Board of Directors has unanimously endorsed the Arrangement and approved this Agreement, has unanimously determined that the Arrangement and this Agreement are in the best interests of PrimeWest and the PrimeWest Securityholders, and has, based on the opinion of its financial advisor, unanimously determined that the Arrangement is fair, from a financial point of view, to PrimeWest Securityholders and has resolved to unanimously recommend approval of the Arrangement by PrimeWest Securityholders.

4.2

Representations and Warranties of Shiningbank

Shiningbank and SEL hereby jointly and severally make the following representations and warranties to and in favour of PrimeWest and PEI and acknowledge that each of PrimeWest and PEI is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

(a)

Organization and Qualification. Shiningbank is a trust duly created and validly existing under the Laws of the Province of Alberta and has the requisite trust power and authority to own its assets and to conduct its affairs as now conducted. Each of SEL, Shiningbank ExchangeCo and SLP Holdings Inc. is a corporation duly incorporated or amalgamated and validly existing under the laws of Province of Alberta and has the requisite corporate power and authority to own its assets as now owned and to carry on its business as now conducted. Each of the other Shiningbank Parties is an entity duly incorporated, created or organized, as the case may be, under the Laws of its jurisdiction of incorporation, creation or organization, as applicable, and has the requisite power and authority to own its assets as now owned and to carry on its business as now conducted. Each of the Shiningbank Parties is duly registered to conduct its affairs or do business, as applicable, in each jurisdiction in which the character of its assets, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered would not have a Material Adverse Effect on the Shiningbank Parties on a consolidated basis. Copies of the constating documents of the Shiningbank Parties (including the Shiningbank Material Agreements) provided to PEI, together with all amendments to date, are accurate and complete as of the date hereof and have not been amended or superseded.

(b)

Authority Relative this Agreement. Each of Shiningbank and SEL has the requisite authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by Shiningbank and SEL of the Arrangement have been duly authorized by the Shiningbank Board of Directors and, subject to the requisite approval of the Shiningbank Unitholders, no other proceedings on the part of Shiningbank or SEL are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by each of Shiningbank and SEL and constitutes a legal, valid and binding obligation of each of Shiningbank and SEL enforceable against them in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)

Subsidiaries. Shiningbank has no Subsidiaries (other than the Material Subsidiaries) that are material to its business, operation or financial condition.

(d)

No Violations. Except as disclosed to PrimeWest in writing prior to the date hereof, or as contemplated by this Agreement:

(i)

neither the execution and delivery of this Agreement by Shiningbank and SEL nor the consummation of the Arrangement nor compliance by the Shiningbank Parties with any of the provisions hereof will: (A) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any encumbrance upon any of the properties or assets of the Shiningbank Parties or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of (1) the Shiningbank Material Agreements or the articles, by-laws, shareholder agreements or other constating document of any Shiningbank Party, or (2) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which a Shiningbank Party is a party or to which any of them, or any of their respective properties or assets, may be subject or by which a Shiningbank Party is bound; or (B) subject to compliance with applicable statutes and regulations, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to the Shiningbank Parties or any of their respective properties or assets (except, in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of encumbrances which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on the Shiningbank Parties on a consolidated basis, or significantly impede the ability of the Shiningbank Parties to consummate the Arrangement); or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would have a Material Adverse Effect on the Shiningbank Parties on a consolidated basis; and

(ii)

other than in connection with or in compliance with the provisions of Applicable Law or which are required to be filed post-Arrangement, and except for the requisite approval of Shiningbank Securityholders, (A) there is no legal impediment to the Shiningbank Parties’ consummation of the Arrangement, and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of the Shiningbank Parties in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on the Shiningbank Parties on a consolidated basis, or significantly impede the ability of the Shiningbank Parties to consummate the Arrangement.

(e)

Litigation. There are no actions, suits or proceedings in existence or pending or, to the knowledge of SEL, threatened or for which there is a reasonable basis, affecting or that would affect the Shiningbank Parties or affecting or that would affect any of their respective property or assets at law or equity or before or by any Governmental Entity which action, suit or proceeding involves a possibility of any judgment against or liability of the Shiningbank Parties which, if successful, would have a Material Adverse Effect on the Shiningbank Parties on a consolidated basis, or would significantly impede the ability of the Shiningbank Parties to consummate the Arrangement.

(f)

Taxes, etc. Except as disclosed in writing to PrimeWest prior to the date of this Agreement:

(i)

all Tax Returns required to be filed by or on behalf of any Shiningbank Parties have been duly filed on a timely basis and such tax returns are correct in all material respects. All Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by any Shiningbank Parties with respect to items or periods covered by such Tax Returns;

(ii)

Shiningbank has paid or provided adequate accruals in its consolidated financial statements for the period from inception to December 31, 2006 for Taxes, including income taxes and related future taxes, if applicable, for such periods, in conformity with GAAP;

(iii)

for all periods ended on and after December 31, 2006, PrimeWest has been furnished by Shiningbank true and complete copies of: (A) material portions of income tax audit reports, statement of deficiencies, closing or other agreements received by any Shiningbank Party or on behalf of any Shiningbank Party relating to the Taxes; and (B) any material federal, provincial, state, local or foreign income or franchise tax returns for each Shiningbank Party;

(iv)

no material deficiencies exist or have been asserted with respect to Taxes of Shiningbank or any of its Subsidiaries;

(v)

none of Shiningbank or its Material Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor, to the knowledge of Shiningbank and SEL, has such an event been asserted or threatened against Shiningbank or its Material Subsidiaries or any of their respective assets that would have a Material Adverse Effect on the Shiningbank Parties on a consolidated basis. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of Shiningbank or its Material Subsidiaries. No audit by tax authorities of Shiningbank or its Material Subsidiaries is in process or, to the knowledge of Shiningbank, pending; and

(vi)

Shiningbank has provided adequate accruals in its consolidated financial statements for the period ended December 31, 2006 (or such amounts are fully funded) for all pension or other employee benefit obligations of Shiningbank and its Subsidiaries arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on Shiningbank or its Material Subsidiaries.

(g)

Reporting Issuer Status. Shiningbank is a reporting issuer (where such concept exists) in good standing in all provinces of Canada and is in material compliance with all Applicable Canadian Securities Laws therein and the Shiningbank Units are listed and posted for trading on the TSX.

(h)

Capitalization. Shiningbank is authorized to issue a maximum of 300,000,000 Shiningbank Units and an unlimited number of Special Voting Units (as defined in the Shiningbank Trust Indenture). As at the close of business on May 9, 2007, Shiningbank had issued and outstanding: (i) 85,863,012 Shiningbank Units; (ii) one Special Voting Unit; and (iii) rights to acquire 2,643,729 Shiningbank Units pursuant to outstanding Shiningbank Rights. Shiningbank ExchangeCo owns all of the issued and outstanding shares of SEL and as at the date of this Agreement, has 272,266 issued and outstanding Shiningbank Exchangeable Shares, exchangeable into Shiningbank Units on the basis of 1.63764 Shiningbank Units for each Shiningbank Exchangeable Share. Other than Shiningbank Units issuable pursuant to the Shiningbank Rights, the Shiningbank Exchangeable Shares and the Shiningbank DRIP, there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Shiningbank of any securities of Shiningbank (including Shiningbank Units) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Shiningbank (including Shiningbank Units). All outstanding Shiningbank Units have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all Shiningbank Units issuable pursuant to the Shiningbank Rights, the Shiningbank Exchangeable Shares and the Shiningbank DRIP in accordance with their respective terms will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights.

(i)

Ownership of Subsidiaries. As of the date hereof, Shiningbank is the beneficial direct or indirect owner of all of the outstanding shares and partnership units, as applicable, of the Shiningbank Parties (other than Shiningbank and the 272,266 outstanding Shiningbank Exchangeable Shares) with good title thereto free and clear of any and all encumbrances, except for security interests in such securities for the benefit of the lenders under Shiningbank’s credit facilities. Other than as disclosed herein, there are no options, warrants or other rights, shareholder or unitholder rights plans (other than the Shiningbank Unitholder Rights Plan), agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by any of the Shiningbank Parties (other than Shiningbank) of any securities of the Shiningbank Parties (other than Shiningbank) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of any of the Shiningbank Parties (other than Shiningbank). All outstanding securities of the Shiningbank Parties have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(j)

No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the Shiningbank Units or any other securities of Shiningbank has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Shiningbank and SEL, are contemplated or threatened under any Applicable Law or by any other regulatory authority.

(k)

Material Agreements. There are no agreements material to the conduct of the Shiningbank Parties’ affairs or businesses, as applicable, and SEL, except for those agreements disclosed in the Public Record, disclosed in writing to PrimeWest or those entered into in the ordinary course of business, and all such material agreements are valid and subsisting and the Shiningbank Party that is a party thereto is not in material default under any such agreements.

(l)

Filings. Except for filings necessary to complete the Arrangement, Shiningbank has filed all documents required to be filed by it with all applicable Governmental Entities and all such documents were, as of their respective dates, in compliance in all material respects with all Applicable Law and at the time filed did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. SEL will deliver to PEI, as soon as they become available, true and complete copies of any material reports or statements required to be filed by Shiningbank with any Governmental Entity subsequent to the date hereof. As of their respective dates, such reports and statements (excluding any information therein provided by the PrimeWest Parties, as to which Shiningbank and SEL make no representation) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and will comply in all material respects with all Applicable Law.

(m)

No Material Adverse Change. Since January 1, 2007:

(i)

other than as disclosed in the Public Record, the Shiningbank Parties have conducted their respective businesses only in the ordinary and normal course;

(ii)

other than as disclosed in the Public Record, no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Shiningbank, taken as a whole, has been incurred other than in the ordinary course of business; and

(iii)

there has not been any Material Adverse Change in respect of the Shiningbank Parties on a consolidated basis.

(n)

Books and Records. The records and minute books of the Shiningbank Parties have been maintained substantially in accordance with all Applicable Law and are complete and accurate in all material respects.

(o)

Reports. As of their respective dates, (i) the Shiningbank Financial Statements, (ii) Shiningbank’s Annual Information Form dated March 14, 2007 (including all documents incorporated by reference therein), (iii) Shiningbank’s 2007 information circular and proxy statement for its annual general meeting of Shiningbank Securityholders dated March 14, 2007, (iv) all Shiningbank press releases, material change reports, business acquisition reports or similar documents filed with the Securities Authorities since January 1, 2006, and (v) all prospectuses or other offering documents used by Shiningbank in the offering of its securities or filed with the Securities Authorities since January 1, 2006, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading and complied in all material respects with all Applicable Law. The Shiningbank Financial Statements and other financial statements of Shiningbank included or incorporated by reference in such forms, statements, prospectuses and other offering documents were prepared in accordance with GAAP (except (x) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Shiningbank’s independent auditors or (y) in the case of unaudited interim statements, to the extent they may not include footnotes, are subject to normal year end adjustments or may be condensed or summary statements), and present fairly in accordance with GAAP the consolidated financial position, results of operations and changes in financial position of Shiningbank as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of Shiningbank on a consolidated basis. There has been no material change in Shiningbank accounting policies, except as described in the notes to the Shiningbank Financial Statements, since January 1, 2007.

(p)

Absence of Undisclosed Liabilities. The Shiningbank Parties have no material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i)

those set forth or adequately provided for in the balance sheets and associated notes thereto included in the Shiningbank Financial Statements (the “Shiningbank Balance Sheets”);

(ii)

those incurred in the ordinary course of business and not required to be set forth in the Shiningbank Balance Sheets under GAAP;

(iii)

those incurred in the ordinary course of business since the dates of the Shiningbank Balance Sheets and consistent with past practice; and

(iv)

those incurred in connection with the execution of this Agreement.

(q)

Environmental. Except as disclosed in the Public Record, there have not occurred any material spills, emissions or pollution on any property of any Shiningbank Party, nor has any Shiningbank Party been subject to any stop orders, control orders, clean-up orders or reclamation orders under applicable Environmental Laws, any of which might reasonably be expected to have a Material Adverse Effect on Shiningbank. All operations of the Shiningbank Parties have been and are now being conducted in compliance with all applicable Environmental Laws, except where the failure to be in compliance would not have a Material Adverse Effect on the Shiningbank Parties, on a consolidated basis. The Shiningbank Parties are not subject to nor are Shiningbank or SEL aware of:

(i)

any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction, or expenditures; or

(ii)

any demand or notice with respect to the breach of any Environmental Laws applicable to the Shiningbank Parties, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of any Hazardous Substances, which would have a Material Adverse Effect on the Shiningbank Parties on a consolidated basis.

(r)

Title. Although they do not warrant title, except as disclosed in writing to PrimeWest, neither Shiningbank nor SEL has any knowledge or is aware of any defects, failures or impairments in the title of the Shiningbank Parties to their respective assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate could have a Material Adverse Effect on: (i) the quantity and pre-tax present worth values of such assets; (ii) the current production volumes of the Shiningbank Parties; or (iii) the current consolidated cash flow of the Shiningbank Parties.

(s)

Licences. Except as disclosed in the Public Record, each of the Shiningbank Parties has obtained and is in compliance with all licences, permits, certificates, consents, orders, grants and other authorizations of or from any Governmental Entity necessary to conduct its businesses as they are now being or are proposed to be conducted, other than such permissions the absence of which would not have a Material Adverse Effect on the Shiningbank Parties on a consolidated basis.

(t)

Compliance with Laws. Each of the Shiningbank Parties has complied with and is in compliance with all Laws applicable to the operation of its business, except where such non-compliance would not have a Material Adverse Effect on the business, affairs, operations, assets, prospects or financial condition of the Shiningbank Parties or on the ability of the Shiningbank Parties to consummate the Arrangement.

(u)

Long Term and Derivative Transactions. Except as disclosed in the Public Record, none of the Shiningbank Parties has any obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, production sales transactions having terms greater than 90 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

(v)

Fairness Opinion. The Shiningbank Board of Directors has received a verbal opinion as of May 9, 2007 (and have been advised that the Shiningbank Board of Directors will receive a written opinion) from National Bank Financial Inc. that the consideration to be received by Shiningbank Securityholders in connection with the Arrangement is fair, from a financial point of view, to the Shiningbank Securityholders.

(w)

Employee Benefit Plans. Shiningbank has made available to PrimeWest true, complete and correct copies of each employee benefits plan (the “Shiningbank Plans”) covering active, former or retired employees of the Shiningbank Parties, any related trust agreement, annuity or insurance contract or other funding vehicle, and: (i) each Shiningbank Plan has been maintained and administered in material compliance with its terms and is, to the extent required by Applicable Law or contract, fully funded without having any deficit or unfunded actuarial liability or adequate provision has been made therefor; (ii) all required employer contributions under any such plans have been made and the applicable funds have been funded in accordance with the terms thereof; (iii) each Shiningbank Plan that is required or intended to be qualified under applicable law or registered or approved by a governmental agency or authority has been so qualified, registered or approved by the appropriate governmental agency or authority, and nothing has occurred since the date of the last qualification, registration or approval to adversely affect, or cause, the appropriate governmental agency or authority to revoke such qualification, registration or approval; (iv) to the knowledge of Shiningbank and SEL, there are no pending or anticipated material claims against or otherwise involving any of the Shiningbank Plans and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Shiningbank Plan activities) has been brought against or with respect to any Shiningbank Plan; (v) all material contributions, reserves or premium payments required to be made to the Shiningbank Plans have been made or provided for; and (vi) no Shiningbank Party has any material obligations for retiree health and life benefits under any Shiningbank Plan.

(x)

Insurance. Policies of insurance are in force as of the date hereof naming a Shiningbank Party as an insured that adequately cover all risks as are customarily covered by oil and gas producers in the industry in which the Shiningbank Parties operate. All such policies shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.

(y)

Indebtedness To and By Officers, Directors and Others. None of the Shiningbank Parties is indebted to any of the directors, officers, employees or consultants or any of their respective associates or affiliates or other parties not at arm’s length to any Shiningbank Party, except for amounts due as normal compensation or reimbursement of ordinary business expenses, nor is there any indebtedness owing by any such parties to any of the Shiningbank Parties.

(z)

No Limitation. There is no non-competition, exclusivity or other similar agreement, commitment or understanding in place to which any Shiningbank Party is a party or by which it is otherwise bound that would now or hereafter in any way limit the business or operations of any Shiningbank Party in a particular manner or to a particular locality or geographic region or for a limited period of time and the execution, delivery and performance of this Agreement does not and will not result in the restriction of any Shiningbank Party from engaging in this business or from competing with any Person or in any geographic area.

(aa)

Guarantees and Indemnification. Other than as disclosed in writing to PrimeWest, no Shiningbank Party is a party to or bound by any agreement of guarantee, indemnification (other than an indemnification of current or former directors and officers in accordance with the by-laws of the respective corporation or its predecessors or Applicable Law and other than standard indemnity agreements in underwriting and agency agreements and contracts entered into in the ordinary course of business or any like commitment in respect of the obligations, liabilities (contingent or otherwise) of indebtedness of any other Person, other than guarantees of obligations of any other Shiningbank Party.

(bb)

Information to Independent Engineer. Shiningbank and SEL have no reason to believe that (i) the Paddock Report and (ii) if applicable, any other reserve evaluation reports which may be, or be deemed to be, included or incorporated by reference in the Shiningbank Information Circular, whether in addition to or as a replacement for the reports referred to in clause (i); was not accurate in all material respects as at the effective date of such report, and, except for any impact of changes in commodity prices, which may or may not be material, Shiningbank and SEL have no knowledge of a Material Adverse Change in the production, costs, price, reserves, estimates of future net production revenues or other relevant information from that disclosed in that report. Shiningbank has provided to Paddock all material information concerning land descriptions, well data, facilities and infrastructure, ownership and operations, future development plans and historical technical and operating data respecting the principal oil and gas assets of the Shiningbank Parties, in each case as at the effective dates of such reports, and, in particular, all material information respecting the Shiningbank Parties’ interests in their principal oil and gas assets and royalty burdens and net profits interest burdens thereon and such information was accurate and correct in all material respects as at the respective dates thereof and did not omit any information necessary to make any such information provided not misleading as at the respective dates thereof and there has been no Material Adverse Change in any of the material information so provided since the date thereof.

(cc)

No Insider Rights. No director, officer, insider or other party not at arm’s length to any Shiningbank Party has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, participation interest or any other interest whatsoever, in any properties of any Shiningbank Party.

(dd)

Disclosure. The data and information in respect of the Shiningbank Parties and their respective assets, reserves, liabilities, businesses, affairs and operations provided by or on behalf of Shiningbank to PrimeWest was and is accurate and correct in all material respects as at the respective dates thereof and does not omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof.

(ee)

Debt and Working Capital. As at March 31, 2007, Shiningbank’s consolidated indebtedness did not exceed $457.6 million and its working capital deficiency was not more than $17.6 million, exclusive of hedging obligations.

(ff)

No Defaults under Leases and Agreements. Except as disclosed in writing to PrimeWest:

(i)

no Shiningbank Party has received notice of any default under any of the leases and other title and operating documents or any other agreement or instrument pertaining to the Shiningbank Parties’ oil and gas assets to which a Shiningbank Party is a party or by or to which a Shiningbank Party or any such assets are bound or subject except to the extent that such defaults would not in the aggregate have a Material Adverse Effect; and

(ii)

to their knowledge:

(A)

each of the Shiningbank Parties is in good standing under all, and is not in default under any; and

(B)

there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any,

leases and other title and operating documents or any other agreements and instruments pertaining to its oil and gas assets to which it is a party or by or to which it or such assets are bound or subject and, to their knowledge, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder except to the extent that such defaults would not in the aggregate have a Material Adverse Effect.

(gg)

No Encumbrances. None of the Shiningbank Parties has encumbered or alienated its interest in the Shiningbank Parties’ oil and gas assets or agreed to do so and such assets are free and clear of all encumbrances except for or pursuant to encumbrances securing the Shiningbank Credit Facilities Agreement and derivative transactions with the lenders (and other affiliates) thereunder or encumbrances disclosed in the Public Record, any governmental registry or those arising in the ordinary course of business, which are not material in the aggregate or have been disclosed in writing to PrimeWest.

(hh)

No Reduction of Interests. Except as disclosed in writing to PrimeWest prior to the date of this Agreement, none of the Shiningbank Parties’ oil and gas assets are subject to reduction by reference to payout of or production penalty on any well or otherwise or to change to an interest of any other size or nature by virtue of or through any right or interest granted by, through or under a Shiningbank Party except to the extent that such reduction or change to an interest would not in the aggregate have a Material Adverse Effect.

(ii)

Royalties, Rentals and Taxes Paid. All royalties and rentals payable on or before the date hereof under the leases and other title and operating documents pertaining to the Shiningbank Parties’ oil and gas assets and all ad valorem, property, production, severance and similar taxes and assessments based upon or measured by the ownership of such assets or the production of petroleum substances derived therefrom or allocated thereto or the proceeds of sales thereof payable on or before the date hereof have been properly paid in full and in a timely manner except to the extent that such non-payment would not in the aggregate have a Material Adverse Effect.

(jj)

Production Allowables and Production Penalties.

(i)

None of the wells in which any of the Shiningbank Parties holds an interest has been produced in excess of applicable production allowables imposed by any applicable law or any governmental authority and none of the Shiningbank Parties has any knowledge of any impending change in production allowables imposed by any applicable law or any governmental authority that may be applicable to any of the wells in which any of them holds an interest, other than changes of general application in the jurisdiction in which such wells are situate except to the extent that such non-compliance or changes would not in the aggregate have a Material Adverse Effect.

(ii)

None of the Shiningbank Parties has received notice of any production penalty or similar production restriction of any nature imposed or to be imposed by any governmental authority, including gas-oil ratio, off-Shiningbank and overproduction penalties imposed by the Alberta Energy and Utilities Board, and, to their knowledge, none of the wells in which any of them holds an interest is subject to any such penalty or restriction except to the extent that any such penalty or restriction would not in the aggregate have a Material Adverse Effect.

(kk)

Operation and Condition of Wells. All wells in which any of the Shiningbank Parties holds an interest:

(i)

for which any of the Shiningbank Parties was or is operator, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Law; and

(ii)

for which none of the Shiningbank Parties was or is operator, to their knowledge, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Law;

except, in either case, to the extent that such non-compliance with prudent oil and gas industry practices or Applicable Law would not in the aggregate have a Material Adverse Effect.

(ll)

Operation and Condition of Tangibles. The Shiningbank Parties tangible depreciable property used or intended for use in connection with their oil and gas assets:

(i)

for which any of the Shiningbank Parties was or is operator, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Law during all periods in which a Shiningbank Party was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business; and

(ii)

for which none of the Shiningbank Parties was or is operator, to their knowledge, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Law during all periods in which none of the Shiningbank Parties was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business;

except to the extent that such non-compliance with prudent oil and gas industry practices or Applicable Law would not in the aggregate have a Material Adverse Effect.

(mm)

Outstanding AFEs. There are no outstanding authorizations for expenditure pertaining to any of the Shiningbank Parties’ oil and gas assets or any other commitments, approvals or authorizations pursuant to which an expenditure may be required to be made in respect of such assets after the date of the most recent Shiningbank Financial Statements in excess of $5 million for each such commitment, approval or authorization other than those disclosed in writing to PrimeWest.

(nn)

Brokers and Finders. The Shiningbank Parties have not retained nor will they retain any financial advisor, broker, agent or finder or pay, or agree to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except National Bank Financial Inc., which has been retained as Shiningbank’s financial advisor in connection with certain matters including the transactions contemplated hereby. The total obligation of the Shiningbank Parties to such financial advisor is set forth in the engagement letter between Shiningbank and such advisor, a copy of which has been provided to PrimeWest. After the payment of such financial obligations to such advisor, the Shiningbank Parties will not have any continuing obligations to such advisor other than those related to indemnification, confidentiality and the payment of expenses.

(oo)

Employment and Officer Obligations. Other than the employment agreements that SEL has with certain of its officers and employees, SEL’s existing health plan and pension obligations, any retention plans approved under Section 2.6(b) and as disclosed in writing to PrimeWest, in connection with the Arrangement there are no other employment or consulting services agreements, termination, severance and retention agreements or policies of the Shiningbank Parties other than severance and retention payments and packages approved by the Shiningbank Board of Directors in connection with the transactions contemplated by this Agreement.

(pp)

Shiningbank Incentive Plans.  As at the date of this Agreement, there were 135,517 Shiningbank Restricted Units and 122,950 Shiningbank Performance Units outstanding, the terms of which provide for cash payments upon the maturity thereof.

(qq)

Confidentiality Agreements. All agreements entered into by Shiningbank with persons other than PrimeWest regarding the confidentiality of information provided to such persons or reviewed by such persons with respect to the sale of Shiningbank or a substantial portion of its assets or any other business combination or similar Arrangement with another party are in substantially the form of the Confidentiality Agreements and PrimeWest has not waived the standstill or other provisions of any of such agreements.

(rr)

Outstanding Acquisitions. The Shiningbank Parties have no rights to purchase assets, properties or undertakings of third parties under any agreements to purchase that have not closed except those having an acquisition cost of less than $2.5 million individually or $10 million in the aggregate or otherwise approved in writing by PrimeWest prior to becoming a binding obligation on the relevant Shiningbank Party.

(ss)

Mutual Fund Trust. Shiningbank is a “mutual fund trust” and a “unit trust” within the meaning of the ITA.

(tt)

Place of Principal Offices. The principal offices of the Shiningbank Parties are not located within the United States.

(uu)

Location of Assets and U.S. Sales. The Shiningbank Parties, together with all entities they control, (i) did not make aggregate sales in or into the United States of more than US$59.8 million during the most recent completed fiscal year of Shiningbank and (ii) did not hold assets located in the United States with an aggregate fair market value of more than US$59.8 million.

(vv)

Foreign Private Issuer. Shiningbank is a “foreign private issuer” within the meaning of Rule 405 of Regulation C adopted by the SEC under the U.S. Securities Act.

(ww)

Investment Company. To its knowledge and awareness, and without investigation, Shiningbank is not an “investment company” within the meaning of the United States Investment Company Act of 1940, as amended.

(xx)

Board Approval. The Shiningbank Board of Directors has unanimously endorsed the Arrangement and approved this Agreement, has unanimously determined that the Arrangement and this Agreement are in the best interests of Shiningbank and the Shiningbank Securityholders, and has, based on the opinion of its financial advisor, unanimously determined that the Arrangement is fair, from a financial point of view, to Shiningbank Securityholders and has resolved to unanimously recommend approval of the Arrangement by Shiningbank Securityholders.

4.3

Representations and Warranties of MFCorp

MFCorp hereby makes the representations and warranties set forth in this Section 4.3 to and in favour of the PrimeWest Parties and the Shiningbank Parties and acknowledges that each of such Parties is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

(a)

Organization and Qualification. MFCorp is a corporation duly incorporated and validly existing under the Laws of its jurisdiction of incorporation. MFCorp is duly registered to conduct its affairs or do business in the Province of Alberta. Copies of the constating documents of MFCorp provided to the other Parties hereto, together with all amendments to date, are accurate and complete as of the date hereof and have not been amended or superseded.

(b)

Authority Relative to this Agreement. MFCorp has the requisite corporate power and authority to execute this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by MFCorp of the Arrangement have been duly authorized by the MFCorp board of directors and the shareholders of MFCorp and no other proceedings on the part of MFCorp or its shareholders are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by MFCorp and constitutes a legal, valid and binding obligation of MFCorp enforceable against in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)

Subsidiaries. MFCorp has no Subsidiaries.

(d)

Restrictions on Business. Prior to the Effective Time MFCorp shall not (i) issue any securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities except for the issuance of a nominal number of common shares on incorporation; or (ii) carry on any business, enter into any transaction or effect any corporate act whatsoever, other than as contemplated herein or as reasonably necessary to carry out the transactions contemplated by the Plan of Arrangement unless previously consented to in writing by PrimeWest and Shiningbank; or (iii) engage in activities except those described in subparagraphs (i), (ii) and (iii) of paragraph 131(8)(b) of the ITA.

(e)

Capitalization. As at the date hereof, the authorized capital of MFCorp consists of an unlimited number of common shares.

(f)

Operations and Assets. MFCorp has no material assets or liabilities and is not a party to any contracts or agreements, except for this Agreement.

4.4

Privacy Issues

(a)

For the purposes of this section, the following definitions shall apply:

(i)

“applicable law” means, in relation to any Person, transaction or event, all applicable provisions of Laws by which such Person is bound or having application to the transaction or event in question, including applicable privacy laws.

(ii)

“applicable privacy laws” means any and all Applicable Law relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including but not limited to the Personal Information Protection and Electronic Documents Act (Canada) and/or any comparable provincial law including the Personal Information Protection Act (Alberta).

(iii)

“authorized authority” means, in relation to any Person, transaction or event, any (a) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign, (b) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, (c) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions, and (d) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such Person, transaction or event.

(iv)

“Personal Information” means information about an individual provided by one Party to the other Party(ies) in accordance with this Agreement and/or as a condition of the Arrangement.

(v)

The Parties hereto acknowledge that they are responsible for compliance at all times with applicable privacy laws which govern the collection, use and disclosure of Personal Information acquired by or disclosed to either Party pursuant to or in connection with this Agreement (the “Disclosed Personal Information”).

(vi)

None of the Parties shall use the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the Arrangement.

(vii)

Each Party acknowledges and confirms that the disclosure of Personal Information is necessary for the purposes of determining if the Parties shall proceed with the Arrangement, and that the disclosure of Personal Information relates solely to the carrying on of the business and the completion of the Arrangement.

(viii)

Each Party acknowledges and confirms that it has and shall continue to employ appropriate technology and procedures in accordance with applicable law to prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such Disclosed Personal Information.

(ix)

Each Party shall at all times keep strictly confidential all Disclosed Personal Information provided to it, and shall instruct those employees or advisors responsible for processing such Disclosed Personal Information to protect the confidentiality of such information in a manner consistent with the Parties’ obligations hereunder. Each Party shall ensure that access to the Disclosed Personal Information shall be restricted to those employees or advisors of the respective Party who have a bona fide need to access to such information in order to complete the Arrangement.

(x)

Each Party shall promptly notify the other Party to this Agreement of all inquiries, complaints, requests for access, and claims of which the Party is made aware in connection with the Disclosed Personal Information. The Parties shall fully co-operate with one another, with the persons to whom the Personal Information relates, and any authorized authority charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, and claims.

(xi)

Upon the expiry or termination of this Agreement, or otherwise upon the reasonable request of either Party, the counterparty shall forthwith cease all use of the Personal Information acquired by the counterparty in connection with this Agreement and will return to the Party or, at the Party’s request, destroy in a secure manner, the Disclosed Personal Information (and any copies).

ARTICLE 5
CONDITIONS PRECEDENT

5.1

Mutual Conditions Precedent

The respective obligations of the Parties to consummate the transactions contemplated hereby, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual consent of such Parties without prejudice to their right to rely on any other of such conditions:

(a)

on or prior to June 15, 2007, the Interim Order shall have been granted in form and substance satisfactory to each of PrimeWest and Shiningbank, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to PrimeWest and Shiningbank, acting reasonably, on appeal or otherwise;

(b)

the Shiningbank Arrangement Resolution shall have been passed by the Shiningbank Securityholders on or prior to  August 3, 2007 in accordance with the Interim Order and in form and substance satisfactory to each of PrimeWest and Shiningbank, acting reasonably;

(c)

the PrimeWest Arrangement Resolution shall have been passed by the PrimeWest Securityholders on or prior to August  3, 2007 in accordance with the Interim Order and in form and substance satisfactory to each of PrimeWest and Shiningbank, acting reasonably;

(d)

in the event that dissent rights are given to Shiningbank Securityholders under the terms of the Interim Order, holders of not greater than 5% of the outstanding Shiningbank Securities shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as of the Effective Date;

(e)

in the event that dissent rights are given to PrimeWest Securityholders under the terms of the Interim Order, holders of not greater than 5% of the outstanding PrimeWest Securities shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as of the Effective Date;

(f)

on or prior to August 7, 2007 the Final Order shall have been granted in form and substance satisfactory to PrimeWest and Shiningbank, acting reasonably;

(g)

the Articles of Arrangement to be filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of PrimeWest and Shiningbank, acting reasonably;

(h)

the Arrangement shall have become effective on or prior to the Outside Date;

(i)

PEI shall enter into written agreements effective as of the Effective Date satisfactory to each of PrimeWest and Shiningbank, acting reasonably, pursuant to which PEI shall agree that, for a period of six years after the Effective Date, PEI shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by each of PrimeWest and Shiningbank (provided that PEI may substitute therefor policies of at least the same claims coverage and amounts containing terms and conditions that are no less advantageous) providing coverage on a “trailing” or “run-off” basis for all present and former directors and officers of PEI and SEL, including in each case their predecessors for which such insurance is presently maintained for former directors and officers on a “trailing” or “run-off” basis, with respect to claims arising from facts or events which occurred before the Effective Date;

(j)

(i) the Commissioner of Competition or her designee (collectively, the “Commissioner”) shall have issued an advance ruling certificate (“ARC”) pursuant to Section 102 of the Competition Act or (ii) any applicable waiting periods under the Competition Act shall have expired or been terminated or waived and the Commissioner shall have notified Shiningbank and PrimeWest in writing that the Commissioner does not intend to make an application under Section 92 of the Competition Act in respect of the Arrangement and any terms and conditions attached, or necessary to ascertain, any such letter shall be acceptable to each of PrimeWest and Shiningbank, acting reasonably;

(k)

all other required regulatory, governmental and third party approvals and consents in respect of the completion of the Arrangement shall have been obtained on terms and conditions, satisfactory to PrimeWest and Shiningbank, each acting reasonably, including, without limitation, conditional approval for the additional listing of the PrimeWest Units on the TSX and the NYSE, all applicable requirements under Section 3(a)(10) of the U.S. Securities Act have been satisfied with respect to the issuance of PrimeWest Units and all applicable statutory and regulatory waiting periods shall have expired or have been terminated and no unresolved material objection or opposition shall have been filed, initiated or made during any applicable statutory regulatory period;

(l)

if required, the Arrangement, and the consummation thereof, shall have been approved by PrimeWest’s lenders on a basis acceptable to PrimeWest and Shiningbank, each acting reasonably, which for these purposes includes adequate provision, on a basis acceptable to PrimeWest and Shiningbank, each acting reasonably, for the repayment of amounts owing to Shiningbank’s lenders;

(m)

the consummation of the Arrangement will not in and of itself subject PrimeWest’s distributions to the so-called “SIFT” tax, proposed by Canada’s Federal Government on October 31, 2006;

(n)

Investment Canada Act (Canada) approval, if required, shall have been obtained;

(o)

there shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

(i)

makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein; or

(ii)

results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein.

The foregoing conditions are for the mutual benefit of Shiningbank and PrimeWest, as applicable, and may be asserted by Shiningbank and PrimeWest regardless of the circumstances and may be waived by Shiningbank and PrimeWest (with respect to such Party) in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Shiningbank or PrimeWest may have.

5.2

Additional Conditions to Obligations of PrimeWest

The obligation of PrimeWest to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)

Shiningbank shall have mailed the Shiningbank Information Circular and other documentation required in connection with the Shiningbank Meeting on or before June 20, 2007;

(b)

Shiningbank shall have delivered to PrimeWest, on or prior to the date on which the Shiningbank Information Circular is mailed, Shiningbank Lock-up Agreements executed by each of the Shiningbank Lock-up Securityholders;

(c)

each of the acts and undertakings of Shiningbank to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by Shiningbank;

(d)

Shiningbank shall have furnished PrimeWest with:

(i)

certified copies of the resolutions duly passed by the Shiningbank Board of Directors approving this Agreement and the consummation of the transactions contemplated hereby; and

(ii)

certified copies of the resolutions of Shiningbank Securityholders, duly passed at the Shiningbank Meeting approving the applicable Arrangement Resolution;

(e)

except as affected by the transactions contemplated by this Agreement, the representations and warranties of Shiningbank and SEL contained herein shall be true in all respects as at the Effective Date with the same effect as though such representations and warranties had been made at and as of such time and each of Shiningbank and SEL shall have complied in all respects with their respective covenants in this Agreement and PrimeWest shall have received a certificate to that effect dated the Effective Date from the Chief Executive Officer and Chief Financial Officer of SEL, acting solely on behalf of SEL and not in their personal capacity, to the best of his information and belief having made reasonable inquiry and PrimeWest will have no knowledge to the contrary;

(f)

no Material Adverse Change shall occur in the affairs, operations or business of Shiningbank and its Subsidiaries from and after May 10, 2007 and prior to the Effective Date, and no Material Adverse Change in the financial condition of Shiningbank or its Subsidiaries shall have occurred prior to May 10, 2007 or shall occur from and after May 10, 2007 and prior to the Effective Date from that reflected in the unaudited consolidated financial statements of Shiningbank for the three months ending March 31, 2007, except a change directly resulting from an action taken by Shiningbank permitted by this Agreement or to which PrimeWest has consented in writing; and

(g)

PrimeWest and PEI shall have received resignations and releases from the directors and officers of Shiningbank and its Subsidiaries who will not be directors and officers of PEI as of the Effective Date in form satisfactory to PrimeWest and PEI, acting reasonably, which releases shall contain exceptions for amounts or obligations owing to such directors or officers as a result of accrued but unpaid salary, bonus, benefits and other compensation and as a result of the Arrangement or pursuant to indemnity or directors’ and officers’ insurance arrangements.

The conditions in this section are for the exclusive benefit of PrimeWest and may be asserted by PrimeWest regardless of the circumstances or may be waived by PrimeWest in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which PrimeWest may have.

5.3

Additional Conditions to Obligations of Shiningbank

The obligation of Shiningbank to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)

PrimeWest shall have mailed the PrimeWest Information Circular and other documentation required in connection with the PrimeWest Meeting on or before June 20, 2007;

(b)

PrimeWest shall have delivered to Shiningbank, on or prior to the date on which the PrimeWest Information Circular is mailed, PrimeWest Lock-up Agreements executed by each of the PrimeWest Lock-up Securityholders;

(c)

each of the acts and undertakings of PrimeWest to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by PrimeWest;

(d)

PrimeWest shall have furnished Shiningbank with:

(i)

certified copies of the resolutions duly passed by the PrimeWest Board of Directors approving this Agreement and the consummation of the transactions contemplated hereby; and

(ii)

certified copies of the resolutions of PrimeWest Securityholders, duly passed at the PrimeWest Meeting approving the Arrangement Resolution;

(e)

except as affected by the transactions contemplated by this Agreement, the representations and warranties of PrimeWest and PEI contained herein shall be true in all respects as at the Effective Date with the same effect as though such representations and warranties had been made at and as of such time and each of PrimeWest and PEI shall have complied in all respects with their respective covenants in this Agreement and Shiningbank shall have received a certificate to that effect dated the Effective Date from the Chief Executive Officer and Chief Financial Officer of PEI, acting solely on behalf of PEI and not in their personal capacity, to the best of his information and belief having made reasonable inquiry and Shiningbank will have no knowledge to the contrary;

(f)

PrimeWest and PEI shall have received resignations and releases from the directors and officers of PEI and its Subsidiaries who will not be directors and officers of PEI as of the Effective Date in form satisfactory to Shiningbank and SEL, acting reasonably, which releases shall contain exceptions for amounts or obligations owing to such directors or officers as a result of accrued but unpaid salary, bonus, benefits and other compensation and as a result of the Arrangement or pursuant to indemnity or directors’ and officers’ insurance arrangements; and

(g)

no Material Adverse Change shall occur in the affairs, operations or business of PrimeWest and its Subsidiaries from and after May 10, 2007 and prior to the Effective Date, and no Material Adverse Change in the financial condition of PrimeWest shall have occurred prior to May 10, 2007 or shall occur from and after the date hereof and prior to the Effective Date from that reflected in the unaudited consolidated financial statements of PrimeWest for the three months ending March 31, 2007, except a change directly resulting from an action taken by PrimeWest permitted by this Agreement or to which Shiningbank has consented in writing.

The conditions in this section are for the exclusive benefit of Shiningbank and may be asserted by Shiningbank regardless of the circumstances or may be waived by Shiningbank in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Shiningbank may have.

5.4

Notice and Effect of Failure to Comply with Conditions

(a)

Each of PrimeWest and Shiningbank shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof to the Effective Date of any event or state of facts which occurrence or failure would, or would be likely to, (i) cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect, or (ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder; provided, however, that no such notification will affect the representations or warranties of the Parties or the conditions to the obligations of the Parties hereunder.

(b)

If any of the conditions precedent set forth above shall not be complied with or waived by the Party or Parties for whose benefit such conditions are provided on or before the date required for the performance thereof, then a Party for whose benefit the condition precedent is provided may, in addition to any other remedies they may have at law or equity, rescind and terminate this Agreement provided that prior to the filing of the Articles of Arrangement for the purpose of giving effect to the Arrangement, the Party intending to rely thereon has delivered a written notice to the other Party or Parties, as applicable, specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable conditions precedent. More than one such notice may be delivered by a Party.

5.5

Satisfaction of Conditions

The conditions set out in this Article shall be conclusively deemed to have been satisfied, waived or released when, with the agreement of the Parties, Articles of Arrangement are filed under the ABCA to give effect to the Arrangement.

ARTICLE 6
AGREEMENT AS TO DAMAGES AND OTHER ARRANGEMENTS

6.1

PrimeWest Damages

If at any time after the execution of this Agreement:

(a)

the Shiningbank Board of Directors has withdrawn or changed any of its recommendations or determinations referred to in Section 3.2(p) and 4.2(x) and 4.2(xx) in a manner adverse to PrimeWest or shall have resolved to do so prior to the Effective Date;

(b)

a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the Shiningbank Unitholders or to Shiningbank and the Shiningbank Unitholders do not approve the Arrangement or the Arrangement is not submitted for their approval and such Acquisition Proposal is completed within 180 days of the Outside Date;

(c)

Shiningbank accepts, recommends, approves or enters into an agreement to implement a Superior Proposal;

(d)

Shiningbank breaches any of its representations, warranties or covenants made in this Agreement which breach individually or in the aggregate would have a Material Adverse Effect on Shiningbank or materially impede or delay the completion of the Arrangement; or

(e)

any of the conditions set forth in Sections 5.2(d) and (e) are not satisfied or are not capable of being satisfied prior to the Effective Date (unless waived by PrimeWest in writing);

(each of the above being a “PrimeWest Damages Event”), then in the event of the termination of this Agreement pursuant to Section 8.1, Shiningbank shall pay to PrimeWest $35 million as liquidated damages in immediately available funds to an account designated by PrimeWest within one business day after the first to occur of the events described above, and after such event but prior to payment of such amount, Shiningbank shall be deemed to hold such fund in trust for PrimeWest. Shiningbank shall only be obligated to pay a maximum of $35 million pursuant to this Section 6.1.

6.2

Shiningbank Damages

If at any time after the execution of this Agreement:

(a)

the PrimeWest Board of Directors has withdrawn or changed any of its recommendations or determinations referred to in Section 3.1(p) and 4.2(xx) in a manner adverse to Shiningbank or shall have resolved to do so prior to the Effective Date;

(b)

a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the PrimeWest Unitholders or to PrimeWest and the PrimeWest Securityholders do not approve the Arrangement or the Arrangement is not submitted for their approval and such Acquisition Proposal is completed within 180 days of the Outside Date;

(c)

PrimeWest accepts, recommends, approves or enters into an agreement to implement a Superior Proposal; or

(d)

PrimeWest breaches any of its representations, warranties or covenants made in this Agreement which breach individually or in the aggregate would have a Material Adverse Effect on PrimeWest or materially impede or delay the completion of the Arrangement;

(e)

any of the conditions set forth in Sections 5.3(d) and (f) are not satisfied or are not capable of being satisfied prior to the Effective Date (unless waived by Shiningbank in writing);

(each of the above being a “Shiningbank Damages Event”), then in the event of the termination of this Agreement pursuant to Section 8.1, PrimeWest shall pay to Shiningbank $35 million as liquidated damages in immediately available funds to an account designated by Shiningbank within one business day after the first to occur of the events described above, and after such event but prior to payment of such amount, PrimeWest shall be deemed to hold such fund in trust for Shiningbank. PrimeWest shall only be obligated to pay a maximum of $35 million pursuant to this Section 6.2.

6.3

Liquidated Damages

Each Party acknowledges that all of the payment amounts set out in this Article 6 are payments of liquidated damages which are a genuine pre-estimate of the damages which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement and are not penalties. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the Parties agree that, subject to Article 8, the payment of the amount pursuant to this Article 6 is the sole monetary remedy of the Party receiving such payment. Nothing herein shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreements or otherwise to obtain specific performance of any of such act, covenants or agreements, without the necessity of posting bond or security in connection therewith.

ARTICLE 7
AMENDMENT

7.1

Amendment

This Agreement may, at any time and from time to time before or after the holding of the Shiningbank Meeting and the PrimeWest Meeting, be amended by written agreement of the Parties hereto without, subject to Applicable Law, further notice to or authorization on the part of their respective securityholders and any such amendment may, without limitation:

(a)

change the time for performance of any of the obligations or acts of the Parties;

(b)

waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)

waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; or

(d)

waive compliance with or modify any other conditions precedent contained herein;

provided that no such amendment reduces or materially adversely affects the consideration to be received by an PrimeWest Securityholder or a Shiningbank Securityholder, as the case may be, without approval by the affected securityholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

ARTICLE 8
TERMINATION

8.1

Termination

This Agreement may be terminated at any time prior to the Effective Date:

(a)

by mutual written consent of PrimeWest and Shiningbank;

(b)

as provided in Section 5.4(b);

(c)

by PrimeWest upon the occurrence of an PrimeWest Damages Event as provided in Section 6.1 provided that in the event of an PrimeWest Damages Event provided for in Section 6.1(a), this Agreement may not be terminated by PrimeWest unless Shiningbank Securityholders do not approve the Arrangement as required in the Interim Order or the Arrangement is not submitted for their approval;

(d)

by Shiningbank upon the occurrence of a Shiningbank Damages Event as provided in Section 6.2 provided that in the event of a Shiningbank Damages Event provided for in Section 6.2(a), this Agreement may not be terminated by Shiningbank unless the PrimeWest Securityholders do not approve the Arrangement as required in the Interim Order or the Arrangement is not submitted for their approval;

(e)

by PrimeWest upon the occurrence of a Shiningbank Damages Event and the payment by PrimeWest to Shiningbank of the amount required by Section 6.2; and

(f)

by Shiningbank upon the occurrence of a PrimeWest Damages Event and the payment by Shiningbank to PrimeWest of the amount required by Section 6.1.

In the event of the termination of this Agreement, this Agreement shall forthwith become void and none of the Parties shall have any liability or further obligation to the other Party hereunder except with respect to the obligations set forth in Article 6, Section 10.4 and each Party’s obligations in the Confidentiality Agreements which shall survive such termination.

ARTICLE 9
NOTICES

9.1

Notices

All notices that may or are required to be given pursuant to any provision of this Agreement are to be given or made in writing and served personally or sent by telecopy:

(a)

in the case of PrimeWest or PEI, to:

5100, 150 – 6th Avenue S.W.

Calgary, AB

T2P 3Y7

Attention:

Donald A. Garner, President and Chief Executive Officer

Facsimile:

(403) 699-7477

with a copy to:

Stikeman Elliott LLP

Barristers and Solicitors

4300 Bankers Hall West

888 Third Street, S.W.

Calgary, AB

T2P 5C5

Attention:

Leland P. Corbett

Facsimile:

(403) 266-9034

(b)

in the case of Shiningbank or SEL, to:

Shiningbank Energy Income Fund

1400, 111 – 5th Avenue, S.W.

Calgary, AB

T2P 3Y6

Attention:

David M. Fitzpatrick, President and Chief Executive Officer

Facsimile:

(403) 268-7499

with a copy to:

Gowling Lafleur Henderson LLP

Barristers and Solicitors

1400 Scotia Centre

700 Second Street, S.W.

Calgary, AB

T2P 4V5

Attention:

Brian W. Mainwaring

Direct Facsimile:

(403) 695-3504

or such other address as the Parties may, from time to time, advise to the other Parties hereto by notice in writing. The date or time of receipt of any such notice will be deemed to be the date of delivery or the time such telecopy is received.

ARTICLE 10
GENERAL

10.1

Binding Effect

This Agreement shall be binding upon and enure to the benefit of the Parties hereto.

10.2

Assignment

No Party to this Agreement may assign any of its rights or obligations under this Agreement without prior written consent of the other Party.

10.3

Disclosure

Each Party shall receive the prior consent, not to be unreasonably withheld, of the other Party prior to issuing or permitting any director, officer, employee or agent to issue any press release or other written statement with respect to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, if either Party is required by Law to make any disclosure relating to the transactions contemplated herein, such disclosure may be made, but that Party will consult with the other Party as to the wording of such disclosure prior to its being made.

10.4

Costs

Except as contemplated herein, each Party hereto covenants and agrees to bear its own costs and expenses in connection with the transactions contemplated hereby. PrimeWest and Shiningbank shall share equally any filing fees payable for applications made under the Competition Act in respect of the transactions contemplated by the Arrangement.

10.5

Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a)

the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b)

the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

10.6

Further Assurances

Each Party hereto shall, from time to time and at all times hereafter, at the request of the other Party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

10.7

Time of Essence

Time shall be of the essence of this Agreement.

10.8

Governing Law

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Alberta and the Parties hereto irrevocably attorn to the exclusive jurisdiction of the courts of the Province of Alberta.

10.9

Waiver

No waiver by any Party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

10.10

Third Party Beneficiaries

The provisions of Sections 5.1(i) and 10.11 are (i) intended for the benefit of all present and former trustees, directors and officers of PrimeWest and its Subsidiaries and Shiningbank and its Subsidiaries, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such persons and his or her heirs, executors administrators and other legal representatives (collectively, the “Third Party Beneficiaries”) and PEI and SEL, respectively, shall hold the rights and benefits of Sections 5.1(i) and 10.11 in trust for and on behalf of the Third Party Beneficiaries and PEI and SEL hereby accept such trust and agree to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries, and (ii) are in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise.

10.11

Obligations

(a)

The Parties hereto acknowledge that, with respect to PrimeWest being a party to this Agreement, PEI is entering into this Agreement solely in its capacity as agent on behalf of PrimeWest and the obligations of PrimeWest hereunder shall not be personally binding upon the PrimeWest Trustee, PEI or any of the PrimeWest Unitholders or any annuitant under a plan of which a PrimeWest Unitholder is a trustee or carrier (an “annuitant”) and that any recourse against PrimeWest, the PrimeWest Trustee, PEI or any PrimeWest Unitholder or annuitant in any manner in respect of any indebtedness, obligation or liability of PrimeWest arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence, or tortuous behaviour or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the PrimeWest Trust Indenture.

(b)

The Parties hereto acknowledge that, with respect to Shiningbank being a party to this Agreement, SEL is entering into this agreement solely in its capacity as administrator of Shiningbank on behalf of Shiningbank and the obligations of Shiningbank hereunder shall not be personally binding upon the Shiningbank Trustee, SEL or any of the Shiningbank Unitholders such that any recourse against the Shiningbank, the Shiningbank Trustee, SEL or any Shiningbank Unitholder in any manner in respect of any indebtedness, obligation or liability arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based in contract, on negligence or tortious behaviour or otherwise, shall be limited to, and satisfied only out of, the “Trust Fund” (as defined in the Shiningbank Trust Indenture).

10.12

Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

PRIMEWEST ENERGY TRUST, by its Administrator, PrimeWest Energy Inc.		SHININGBANK ENERGY INCOME FUND, by its Administrator, Shiningbank Energy Ltd.
Per:	“Don Garner”	Per:	“David M. Fitzpatrick”

Per:	“Ronald J. Ambrozy”	Per:	“Bruce Gibson”

PRIMEWEST ENERGY INC.		SHININGBANK ENERGY LTD.
Per:	“Don Garner”	Per:	“David M. Fitzpatrick”

Per:	“Ronald J. Ambrozy”	Per:	“Bruce Gibson”

1320659 ALBERTA LTD.
Per:	“Keith R. Chatwin”

Per:

- 3

SCHEDULE “A”

Plan of Arrangement under Section 193
of the Business Corporations Act (Alberta)

ARTICLE 1
INTERPRETATION

1.1

In this Plan of Arrangement, the following terms have the following meanings:

(a)

“ABCA” means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b)

“AmalgamationCo” means the corporation to be formed upon the amalgamation of PEI, SEL and Shiningbank ExchangeCo;

(c)

“Arrangement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to the arrangement pursuant to Section 193 of the ABCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof;

(d)

“Arrangement Agreement” means the agreement dated May 10, 2007 among PrimeWest, PEI, Shiningbank, SEL and MFCorp with respect to the Arrangement and all amendments thereto;

(e)

“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be sent to the Registrar after the Final Order has been granted, giving effect to the Arrangement;

(f)

“Business Day” means a day other than a Saturday, Sunday or a day when banks in the City of Calgary, Alberta are not generally open for business;

(g)

“Certificate” means the certificate or certificates or confirmation of filing which may be issued by the Registrar pursuant to subsection 193(11) of the ABCA;

(h)

“Court” means the Court of Queen’s Bench of Alberta;

(i)

“Depositary” means Computershare Investor Services Inc. or such other company as may be designated by PrimeWest and Shiningbank;

(j)

“Dissenting Securityholders” means registered holders of PrimeWest Securities and registered holders of Shiningbank Securities who validly exercise the rights of dissent with respect to the Arrangement provided to them under the Interim Order and whose dissent rights remain valid immediately before the Effective Time;

(k)

“Effective Date” means the date the Articles of Arrangement are effective under the ABCA;

(l)

“Effective Time” means 12:01 a.m. (Calgary time) on the Effective Date;

(m)

“Final Order” means the order of the Court approving this Arrangement pursuant to Subsection 193(9) of the ABCA in respect of the PrimeWest Securityholders, the Shiningbank Securityholders, the PrimeWest Arrangement Parties, the Shiningbank Arrangement Parties and MFCorp, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(n)

“Interim Order” means the interim order of the Court under subsection 193(4) of the ABCA containing declarations and directions with respect to this Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(o)

“Letters of Transmittal” means the letters of transmittal accompanying the information circular sent to the Shiningbank Securityholders pursuant to which such holders are required to deliver certificates representing Shiningbank Securities in order to receive the consideration payable to them pursuant to the Arrangement;

(p)

“Meetings” means, collectively, the PrimeWest Meeting and the Shiningbank Meeting and “Meeting” means either the PrimeWest Meeting or the Shiningbank Meeting, as the context requires;

(q)

“MFCorp” means 1320659 Alberta Ltd., a corporation incorporated under the ABCA;

(r)

“MFCorp Assets” means all of the property, assets and undertaking of MFCorp of whatsoever nature or kind, present and future, and wheresoever located, including, for greater certainty, the PrimeWest Special Units and Shiningbank Exchangeable Shares (other than $10.00);

(s)

“MFCorp Assumed Liabilities” means all of the liabilities and obligations of MFCorp, whether or not reflected on the books of MFCorp;

(t)

“MFCorp Shares” means common shares of MFCorp;

(u)

“MFCorp Special Shares” means special shares of MFCorp;

(v)

“Non-Resident” means: (i) a person who is not a resident of Canada for the purposes of the Tax Act; or (ii) a partnership that is not a Canadian partnership for the purposes of the Tax Act;

(w)

“PEI” means PrimeWest Energy Inc., a corporation amalgamated under the ABCA;

(x)

“PEI Common Shares” means the common shares in the capital of PEI;

(y)

“PrimeWest” means PrimeWest Energy Trust, an open-ended unincorporated investment trust created under the laws of the Province of Alberta;

(z)

“PrimeWest Arrangement Parties” means PrimeWest and PEI;

(aa)

“PrimeWest Arrangement Resolution” means the special resolution in respect of the Arrangement to be voted upon by PrimeWest Securityholders at the PrimeWest Meeting;

(bb)

“PrimeWest Declaration of Trust” means the declaration of trust dated August 2, 1996 among Computershare Trust Company of Canada, as trustee, PEI and the Initial Unitholder (as therein defined), as amended and restated as of November 6, 2002, as amended as of May 6, 2004, and as further amended from time to time;

(cc)

“PrimeWest Exchangeable Shareholders” means the holders of PrimeWest Exchangeable Shares;

(dd)

“PrimeWest Exchangeable Shares” means the exchangeable shares in the capital of PEI;

(ee)

“PrimeWest Meeting” means the special meeting of PrimeWest Securityholders to be held to consider the PrimeWest Arrangement Resolution and related matters, and any adjournment thereof;

(ff)

“PrimeWest Securities” means, collectively, the PrimeWest Units and the PrimeWest Exchangeable Shares;

(gg)

“PrimeWest Securityholders” means, collectively, the PrimeWest Unitholders and the PrimeWest Exchangeable Shareholders;

(hh)

“PrimeWest Special Units” means the non-voting Class A Units of PrimeWest;

(ii)

“PrimeWest Unitholders” means the holders from time to time of one or more PrimeWest Units;

(jj)

“PrimeWest Units” means the trust units of PrimeWest, as presently constituted, each representing an equal undivided beneficial interest in PrimeWest;

(kk)

“Registrar” means the Registrar appointed under Section 263 of the ABCA;

(ll)

“Resident” means a person who is not a Non-Resident;

(mm)

“Securities” means the PrimeWest Securities and/or Shiningbank Securities, as the case may be;

(nn)

“Securityholders” means the holders from time to time of PrimeWest Securities and/or Shiningbank Securities, as the case may be;

(oo)

“SEL” means Shiningbank Energy Ltd., a corporation incorporated under the ABCA;

(pp)

“Shiningbank” means Shiningbank Energy Income Fund, an open-ended unincorporated investment trust created under the laws of the Province of Alberta;

(qq)

“Shiningbank Arrangement Parties” means Shiningbank, SEL and Shiningbank ExchangeCo;

(rr)

“Shiningbank Arrangement Resolution” means the special resolution in respect of the Arrangement to be voted upon by Shiningbank Securityholders at the Shiningbank Meeting;

(ss)

“Shiningbank Assets” means all of the property, assets and undertaking of Shiningbank of whatsoever nature or kind, present and future, and wheresoever located, including the shares, units, notes, royalties or other interests in the capital of or granted by Shiningbank’s direct Subsidiaries and any rights to purchase assets, properties or undertakings of third parties under agreements to purchase that have not yet closed, if any, and whether or not reflected on the books of Shiningbank (other than one (1) PrimeWest Unit), but excluding, in all cases, an amount that Shiningbank may be required to pay to Dissenting Securityholders pursuant to Article 4 hereof;

(tt)

“Shiningbank Assumed Liabilities” means all of the liabilities and obligations of Shiningbank, whether or not reflected on the books of Shiningbank but excluding, in all cases, an amount that Shiningbank may be required to pay to Dissenting Securityholders pursuant to Article 4 hereof;

(uu)

“Shiningbank Exchangeable Shareholders” means the holders of Shiningbank Exchangeable Shares;

(vv)

“Shiningbank Exchangeable Shares” means the non voting exchangeable shares in the capital of Shiningbank ExchangeCo;

(ww)

“Shiningbank ExchangeCo” means Shiningbank Holdings Corporation, a corporation incorporated under the ABCA;

(xx)

“Shiningbank ExchangeCo Common Shares” means the common shares in the capital of Shiningbank ExchangeCo;

(yy)

“Shiningbank Meeting” means the special meeting of Shiningbank Unitholders and Shiningbank Exchangeable Shareholders to be held to consider the Shiningbank Arrangement Resolution and related matters, and any adjournment thereof;

(zz)

“Shiningbank Office Lease” means the office lease dated October 25, 2004 between ARCI Ltd. and PCC Properties (Calgary) Ltd., as landlord, and SEL, as tenant, as such office lease was amended by an expansion and amending agreement dated December 14, 2005;

(aaa)

“Shiningbank Securities” means, collectively, the Shiningbank Units and the Shiningbank Exchangeable Shares;

(bbb)

“Shiningbank Securityholders” means, collectively, the Shiningbank Unitholders and the Shiningbank Exchangeable Shareholders;

(ccc)

“Shiningbank Trust Indenture” means the amended and restated trust indenture dated September 6, 2005 between SEL and Computershare Trust Company of Canada, in its capacity as trustee;

(ddd)

“Shiningbank Unitholder” means a holder of one or more Shiningbank Units;

(eee)

“Shiningbank Unitholder Rights Plan” means the unitholder rights plan of Shiningbank established pursuant to the Shiningbank Unitholder Rights Plan Agreement;

(fff)

“Shiningbank Unitholder Rights Plan Agreement” means the amended and restated Unitholder Rights Plan Agreement dated May 16, 2006 among Shiningbank, SEL and Computershare Trust Company of Canada;

(ggg)

“Shiningbank Units” means the trust units of Shiningbank, as presently constituted;

(hhh)

“Subsidiary” means, with respect to any Person, a subsidiary (as that term is defined in the ABCA (for such purposes, if such person is not a corporation, as if such person were a corporation)) of such Person and includes any limited partnership, joint venture, trust, limited liability company, unlimited liability company or other entity, whether or not having legal status, that would constitute a subsidiary (as described above) if such entity were a corporation; and

(iii)

“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985, c. 1 (5th Supp.), as amended, including the regulations promulgated thereunder, as amended from time to time.

1.2

The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3

Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

1.4

Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

1.5

In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.6

References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1

This Plan of Arrangement is made pursuant to the Arrangement Agreement.

2.2

This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate, if any, shall become effective on, and be binding on and after, the Effective Time on: (i) PrimeWest Securityholders; (ii) Shiningbank Securityholders; (iii) the PrimeWest Arrangement Parties; (iv) the Shiningbank Arrangement Parties; and (v) MFCorp.

2.3

The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein. If no Certificate is required to be issued by the Registrar pursuant to subsection 193(11) of the ABCA, the Arrangement shall become effective on the date the Articles of Arrangement are filed with the Registrar pursuant to subsection 193(10) of the ABCA.

ARTICLE 3
ARRANGEMENT

3.1

Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur, except as otherwise expressly noted, one minute apart and in the following order without any further act or formality:

Termination of Shiningbank Unitholder Rights Plan

(a)

the Shiningbank Unitholder Rights Plan shall be terminated and all rights issued thereunder extinguished;

Dissenting Securityholders

(b)

the PrimeWest Units held by Dissenting Securityholders shall be deemed to have been transferred to PrimeWest (free of any claims) and shall be cancelled at the Effective Time and such Dissenting Securityholders shall cease to have any rights as PrimeWest Unitholders other than the right to be paid the fair value of their PrimeWest Units in accordance with Article 4;

(c)

concurrently with subsection 3.1(b), the PrimeWest Exchangeable Shares held by Dissenting Securityholders shall be deemed to have been transferred to PrimeWest (free of any claims) and shall be cancelled at the Effective Time and such Dissenting Securityholders shall cease to have any rights as PrimeWest Exchangeable Shareholders other than the right to be paid the fair value of their PrimeWest Exchangeable Shares in accordance with Article 4;

(d)

concurrently with subsection 3.1(b), the Shiningbank Units held by Dissenting Securityholders shall be deemed to have been transferred to Shiningbank (free of any claims) and shall be cancelled at the Effective Time and such Dissenting Securityholders shall cease to have any rights as Shiningbank Unitholders other than the right to be paid the fair value of their Shiningbank Units in accordance with Article 4;

(e)

concurrently with subsection 3.1(b), the Shiningbank Exchangeable Shares held by Dissenting Securityholders shall be deemed to have been transferred to Shiningbank (free of any claims) and shall be cancelled at the Effective Time and such Dissenting Securityholders shall cease to have any rights as Shiningbank Exchangeable Shareholders other than the right to be paid the fair value of their Shiningbank Exchangeable Shares in accordance with Article 4;

Amendments to the Trust Indentures and Other Constating Documents

(f)

the PrimeWest Declaration of Trust and other constating documents of the PrimeWest Arrangement Parties shall be amended:

(i)

by creating the PrimeWest Special Units; and

(ii)

otherwise to the extent necessary to facilitate the Arrangement;

(g)

the Shiningbank Trust Indenture and other constating documents of the Shiningbank Arrangement Parties shall be amended:

(i)

to enable 99% of the Shiningbank Units held by each Shiningbank Unitholder to be exchanged, as of the Effective Date in accordance with the terms of this Plan of Arrangement, for MFCorp Special Shares on the basis of 0.620 MFCorp Special Shares for each Shiningbank Unit pursuant to subsection 1(j) of this Plan of Arrangement;

(ii)

to enable 100% of the Shiningbank Exchangeable Shares held by each Shiningbank Exchangeable Shareholder to be exchanged, as of the Effective Date in accordance with the terms of this Plan of Arrangement, for MFCorp Special Shares on the basis of that number of MFCorp Special Shares equal to the product of 0.620 and the exchange rate of the Shiningbank Exchangeable Shares (expressed as the number of Shiningbank Units that are issuable as of the Effective Date on the exchange of one (1) Shiningbank Exchangeable Share) for each Shiningbank Exchangeable Share pursuant to subsection 3.1(k) of this Plan of Arrangement;

(iii)

to enable 1% of the Shiningbank Units held by each Shiningbank Unitholder to be exchanged, as of the Effective Date in accordance with the terms of this Plan of Arrangement, for PrimeWest Units on the basis of 0.620 PrimeWest Unit for each Shiningbank Unit pursuant to subsection 3.1(l) of this Plan of Arrangement;

(iv)

to enable the MFCorp Special Shares received by Shiningbank Securityholders pursuant to subsections 3.1(j) and (k), as applicable, of this Plan of Arrangement to be exchanged, as of the Effective Date in accordance with the terms of this Plan of Arrangement, for PrimeWest Units upon the redemption of the MFCorp Special Shares pursuant to subsection 3.1(o) of this Plan of Arrangement on the basis of one (1) PrimeWest Unit for each MFCorp Special Share; and

(v)

otherwise to the extent necessary to facilitate the Arrangement;

Subscription by PrimeWest for Shiningbank Unit

(h)

PrimeWest shall subscribe for one (1) Shiningbank Unit in exchange for one (1) PrimeWest Unit;

PrimeWest Purchase of Shiningbank Assets

(i)

Shiningbank shall sell, transfer, convey, assign and deliver to PrimeWest, and PrimeWest shall purchase and accept from Shiningbank, all of the Shiningbank Assets and PrimeWest shall: (i) assume and become liable to pay, satisfy, discharge and observe, perform and fulfill the Shiningbank Assumed Liabilities in accordance with their terms; and (ii) issue to Shiningbank 0.6138 (99% of 0.620) PrimeWest Special Units and 0.0062 (1% of 0.620) PrimeWest Units for each Shiningbank Unit outstanding, all pursuant to one or more conveyance agreements between Shiningbank and PrimeWest;

MFCorp Acquisition of Shiningbank Securities

(j)

one moment in time following the step in subsection 3.1(i), each Shiningbank Unitholder shall transfer ninety-nine (99%) percent of that holder’s Shiningbank Units to MFCorp in exchange for MFCorp Special Shares on the basis of 0.620 MFCorp Special Shares for each Shiningbank Unit transferred;

(k)

one moment in time following the step in subsection 3.1(i), each Shiningbank Exchangeable Shareholder shall transfer one hundred (100%) percent of that holder’s Shiningbank Exchangeable Shares to MFCorp in exchange for MFCorp Special Shares on the basis of that number of MFCorp Special Shares equal to the product of 0.620 and the exchange rate of the Shiningbank Exchangeable Shares (expressed as the number of Shiningbank Units that are issuable as of the Effective Date on the exchange of one (1) Shiningbank Exchangeable Share) for each Shiningbank Exchangeable Share transferred;

Redemption of Shiningbank Units

(l)

one moment in time following the step in subsection 1(k), Shiningbank shall redeem all of the issued and outstanding Shiningbank Units (other than the one (1) Shiningbank Unit held by PrimeWest) in exchange for all of the PrimeWest Special Units and PrimeWest Units held by Shiningbank and, upon such redemption the PrimeWest Special Units shall be distributed by Shiningbank to MFCorp on the basis of 0.620 PrimeWest Special Units for each Shiningbank Unit held by MFCorp and the PrimeWest Units shall be distributed to the remaining Shiningbank Unitholders on the basis of 0.620 PrimeWest Units for each Shiningbank Unit held;

PrimeWest Purchase of MFCorp Assets

(m)

MFCorp shall sell, transfer, convey, assign and deliver to PrimeWest, and PrimeWest shall purchase and accept from MFCorp, all of the MFCorp Assets and PrimeWest shall (i) assume and become liable to pay, satisfy, discharge and observe, perform and fulfill the MFCorp Assumed Liabilities in accordance with their terms, and (ii) issue to MFCorp an aggregate number of PrimeWest Units equal in number to the number of MFCorp Special Shares outstanding;

(n)

PrimeWest shall subscribe for one (1) MFCorp Share for $10.00;

Redemption of MFCorp Special Shares

(o)

one moment in time following the step in subsection 1(n), MFCorp shall redeem all of the issued and outstanding MFCorp Special Shares in exchange for PrimeWest Units, which shall be distributed to the holders of MFCorp Special Shares on the basis of 1.000 PrimeWest Unit for each 1.000 MFCorp Special Share;

Exchange of Shiningbank ExchangeCo Common Shares and Shiningbank Exchangeable Shares

(p)

all of the Shiningbank ExchangeCo Common Shares and Shiningbank Exchangeable Shares held by PrimeWest shall be exchanged with PEI for that number of PEI Common Shares having a value equal to the fair market value of the Shiningbank ExchangeCo Common Shares and Shiningbank Exchangeable Shares so exchanged;

Assignment of Shiningbank Office Lease

(q)

SEL shall sell, transfer, convey, assign and deliver to Shiningbank ExchangeCo, and Shiningbank ExchangeCo shall purchase and accept from SEL, all of the right, title and interest of SEL in the Shiningbank Office Lease, and Shiningbank ExchangeCo shall assume and become liable to pay, satisfy, discharge and observe, perform and fulfill all of the obligations of SEL as tenant under the Shiningbank Office Lease in accordance with its terms;

(r)

Shiningbank ExchangeCo shall sell, transfer, convey, assign and deliver to PEI, and PEI shall purchase and accept from Shiningbank ExchangeCo, all of the right, title and interest of Shiningbank ExchangeCo in the Shiningbank Office Lease, and PEI shall assume and become liable to pay, satisfy, discharge and observe, perform and fulfill all of the obligations of Shiningbank ExchangeCo as tenant under the Shiningbank Office Lease in accordance with its terms;

Amalgamation of PEI, SEL and Shiningbank ExchangeCo

(s)

PEI, SEL and Shiningbank ExchangeCo shall be amalgamated and continued as one corporation, AmalgamationCo, in accordance with the following:

(i)

the stated capital of the common shares of PEI, SEL and Shiningbank ExchangeCo shall be reduced, in each case, to $1.00 in aggregate immediately prior to the amalgamation;

(ii)

the articles of Amalgamation shall be the same as the articles of PEI and the name of AmalgamationCo shall be “PrimeWest Energy Inc.”;

(iii)

the shares of SEL and Shiningbank ExchangeCo shall be cancelled without any repayment of capital;

(iv)

the property of each of the amalgamating corporations shall continue to be the property of AmalgamationCo;

(v)

AmalgamationCo shall continue to be liable for the obligations of each of the amalgamating corporations;

(vi)

any existing cause of action, claim or liability to prosecution of each of the amalgamating corporations shall be unaffected;

(vii)

any civil, criminal or administrative action or proceeding pending by or against each of the amalgamating corporations may be continued to be prosecuted by or against AmalgamationCo;

(viii)

a conviction against, or ruling, order or judgment in favour of or against, each of the amalgamating corporations may be enforced by or against AmalgamationCo;

(ix)

the Articles of Amalgamation of AmalgamationCo shall be deemed to be the Articles of Incorporation of AmalgamationCo and the Certificate of Amalgamation of AmalgamationCo shall be deemed to be the Certificate of Incorporation of AmalgamationCo;

(x)

the by-laws of AmalgamationCo shall be the by-laws of PEI;

(xi)

the first directors of AmalgamationCo shall be Harold P. Milavsky, Barry E. Emes, Harold N. Kvisle, Kent J. MacIntyre, W. Glen Russell, Peter Valentine, David M. Fitzpatrick, Robert B. Hodgins and Warren D. Steckley; and

(xii)

the registered office of AmalgamationCo shall be the registered office of PEI; and

Election of AmalgamationCo Directors

(t)

the number of directors of AmalgamationCo shall be increased to nine members and each of Harold P. Milavsky, Barry E. Emes, Harold N. Kvisle, Kent J. MacIntyre, W. Glen Russell, Peter Valentine, David M. Fitzpatrick, Robert B. Hodgins and Warren D. Steckley shall be appointed as directors of AmalgamationCo to hold office until the next annual meeting of shareholders of AmalgamationCo.

3.2

The PrimeWest Arranged Parties and Shiningbank Arranged Parties shall make the appropriate entries into their securities registers to reflect the matters referred to under Section 1.13.1.

3.3

A holder who (a) has exchanged Securities for MFCorp Special Shares under the Arrangement; and (b) is not a Non-Resident; shall be entitled to make an income tax election, pursuant to subsection 85(1) and 85(2) of the Tax Act as applicable (and the analogous provisions of provincial income tax law) with respect to the exchange by the holder of Securities for MFCorp Special Shares by providing two signed copies of the necessary election forms to MFCorp within 90 days following the Effective Date, duly completed with the details of the number and type of Securities transferred and the applicable agreed amounts for the purposes of such elections. Thereafter, the election forms will be signed and returned to such former holders of Securities within 30 days after the receipt thereof by MFCorp for filing with the Canada Revenue Agency (or the applicable provincial taxing authority). MFCorp will not be responsible for the proper completion and filing of any election form and, except for the obligation of MFCorp to so sign and return election forms which are received by MFCorp within 90 days of the Effective Date, MFCorp will not be responsible for any taxes, interest or penalties resulting from the failure by a former holder of MFCorp to properly complete or file the election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, MFCorp may choose to sign and return an election form received by it more than 90 days following the Effective Date, but MFCorp will have no obligation to do so.

ARTICLE 4
DISSENTING SECURITYHOLDERS

4.1

Each registered holder of PrimeWest Securities and Shiningbank Securities shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order. A Dissenting Securityholder shall, at the Effective Time, cease to have any rights as a holder of PrimeWest Securities and/or Shiningbank Securities and shall only be entitled to be paid the fair value of the holder’s PrimeWest Securities and/or Shiningbank Securities by PrimeWest or Shiningbank, respectively. A Dissenting Securityholder who is paid the fair value of the holder’s PrimeWest Securities and/or Shiningbank Securities, shall be deemed to have transferred the holder’s PrimeWest Securities and/or Shiningbank Securities, as the case may be, to PrimeWest or Shiningbank, respectively, for cancellation at the Effective Time, notwithstanding the provisions of Section 191 of the ABCA. A Dissenting Securityholder who for any reason is not entitled to be paid the fair value of the holder’s PrimeWest Securities and/or Shiningbank Securities shall be treated as if the holder had participated in the Arrangement on the same basis as a non-dissenting holder of PrimeWest Securities and/or Shiningbank Securities notwithstanding the provisions of Section 191 of the ABCA. The fair value of the PrimeWest Securities and/or Shiningbank Securities shall be determined as of the close of business on the last business day before the day on which the Arrangement is approved by the holders of PrimeWest Securities and/or Shiningbank Securities at the PrimeWest Meeting and the Shiningbank Meeting, respectively; but in no event shall PrimeWest or Shiningbank be required to recognize such Dissenting Securityholder as a securityholder of PrimeWest or Shiningbank after the Effective Time and the name of such holder shall be removed from the applicable register of securityholders as at the Effective Time. For greater certainty, in addition to any other restrictions in section 191 of the ABCA, no person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.

ARTICLE 5
OUTSTANDING CERTIFICATES AND FRACTIONAL SECURITIES

5.1

From and after the Effective Time, certificates formerly representing Shiningbank Securities that were exchanged pursuant to Section 3.1 shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement, or as to those held by Dissenting Securityholders, other than those Dissenting Securityholders deemed to have participated in the Arrangement pursuant to Section 1.14.1, to receive the fair value of the Shiningbank Securities represented by such certificates.

5.2

PrimeWest and Shiningbank shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former holder of Shiningbank Securities of a duly completed Letter of Transmittal and the certificates representing such Shiningbank Securities, either:

(a)

forward or cause to be forwarded by first class mail (postage prepaid) to such former holder at the address specified in the Letter of Transmittal; or

(b)

if requested by such holder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such holder, certificates representing the number of PrimeWest Units to be delivered to such holder under the Arrangement.

5.3

If any certificate which immediately prior to the Effective Time represented an interest in outstanding Shiningbank Securities that were exchanged pursuant to Section 1.13.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary shall issue and deliver in exchange for such lost stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement. The person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to each of PrimeWest and Shiningbank and their respective transfer agents, which bond is in form and substance satisfactory to each of PrimeWest and Shiningbank and their respective transfer agents, or shall otherwise indemnify PrimeWest and Shiningbank and their respective transfer agents against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

5.4

All distributions made with respect to any PrimeWest Units allotted and issued to former holders of Shiningbank Securities pursuant to this Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof. The Depositary shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depositary in such form as the Depositary may reasonably require, such distributions to which such holder, is entitled, net of applicable withholding and other taxes.

5.5

Any certificate formerly representing Shiningbank Securities that is not deposited with all other documents as required by this Plan of Arrangement on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the holder of such shares to receive PrimeWest Units. In such case, such PrimeWest Units shall be returned to PrimeWest for cancellation and any distributions in respect of PrimeWest Units shall be returned to PrimeWest.

5.6

No certificates representing fractional PrimeWest Units shall be issued under the Arrangement. In lieu of any fractional trust unit or share, each registered holder of Shiningbank Securities otherwise entitled to a fractional interest in a PrimeWest Unit, shall receive the nearest whole number of PrimeWest Units (with fractions equal to exactly 0.5 being rounded up).

ARTICLE 6
AMENDMENTS

6.1

PrimeWest, Shiningbank, PEI, SEL and MFCorp may amend this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment must be: 6.2 set out in writing; 6.3 approved by the other parties; 6.4 filed with the Court and, if made following the Meetings, approved by the Court; and 6.5 communicated to holders of PrimeWest Securities and Shiningbank Securities if and as required by the Court.

6.6

Any amendment to this Plan of Arrangement may be proposed by PrimeWest, Shiningbank, PEI, SEL and MFCorp at any time prior to or at either of the Meetings (provided that the other parties shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meetings (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

6.7

Any amendment to this Plan of Arrangement that is approved by the Court following the Meetings shall be effective only if it is consented to by each of PrimeWest, Shiningbank, PEI, SEL and MFCorp.

6.8

Any amendment to this Plan of Arrangement may be made prior to or following the Effective Time by PrimeWest, Shiningbank, PEI, SEL and MFCorp, provided that it concerns a matter which, in the reasonable opinion of PrimeWest, Shiningbank, PEI, SEL and MFCorp, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of PrimeWest, Shiningbank, PEI, SEL and MFCorp or any former holder of PrimeWest Securities or Shiningbank Securities.

- 4

APPENDIX
PRIMEWEST FAIRNESS OPINIONS

- 1

GMP Securities L.P. 1600, 500 – 4th Avenue S.W. Calgary, Alberta T2P 2V6 Tel: (403) 543-3030 Fax: (403) 543-3038 www.gmpsecurities.com

May 31, 2007

The Board of Directors

PrimeWest Energy Inc.

Suite 5100, 150 – 6th Avenue S.W.

Calgary, Alberta  T2P 3Y7

To the Board of Directors:

GMP Securities L.P. (“GMP”) understands that PrimeWest Energy Trust (“PrimeWest”) and Shiningbank Energy Income Fund (“Shiningbank”) have entered into an agreement dated May 10, 2007 (the “Arrangement Agreement”) providing for the combination of PrimeWest and Shiningbank by way of a Plan of Arrangement (the “Arrangement”) in accordance with the Business Corporations Act (Alberta), pursuant to which PrimeWest will directly or indirectly acquire all the issued and outstanding units of Shiningbank. Under the terms of the Arrangement, unitholders of Shiningbank will receive, in exchange for each trust unit of Shiningbank held, 0.620 of a trust unit of PrimeWest.

The terms and conditions of the Arrangement will be more fully described in the joint information circular and proxy statement being prepared by PrimeWest and Shiningbank (the “Joint Information Circular”) to be mailed to PrimeWest unitholders, PrimeWest exchangeable shareholders, as well as Shiningbank unitholders and Shiningbank exchangeable shareholders, in connection with special meetings of PrimeWest and Shiningbank to be held in Calgary, Alberta on July 10, 2007.

Engagement of GMP

PrimeWest formally engaged GMP through an agreement dated March 28, 2007 (the “Engagement Agreement”).  PrimeWest has retained GMP to, among other things, provide financial advisory services with respect to the Arrangement and has asked GMP to prepare and deliver to the Board of Directors of PrimeWest Energy Inc., as administrator of PrimeWest, (the “Board”) an opinion as to the fairness, from a financial point of view, to PrimeWest unitholders of the consideration to be offered pursuant to the Arrangement (the “Opinion”). GMP has not been engaged to prepare, and has not prepared, a formal valuation of PrimeWest or Shiningbank or any of their securities or assets and the Opinion should not be construed as such.  GMP has, however, conducted such analyses as is considered necessary in the circumstances.

The terms of the Engagement Agreement provide that GMP is to be paid fees for its services as financial advisor, including fees that are contingent on the completion of the Arrangement.  In addition, GMP is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by PrimeWest in certain circumstances.

Credentials of GMP

GMP is a publicly traded, Canadian investment banking firm providing advisory and capital markets related services to Canadian resource related and industrial companies and major financial institutions. GMP's services include investment research and the trading of equity securities for major Canadian and foreign financial institutions and corporate advisory services in the areas of mergers, acquisitions, divestments, restructurings, valuations and fairness opinions. GMP and its principals have been involved in a significant number of transactions involving valuations of private and publicly traded Canadian companies and in providing fairness opinions in respect of such transactions.

The Opinion expressed herein is the opinion of GMP as a whole.  The form and content herein has been approved for release by a committee of directors and other professionals of GMP, all of whom are experienced in merger, acquisition, divestiture and fairness opinion matters.

Role of GMP

GMP is not an insider, associate or affiliate (as such terms are defined in the Securities Act (Alberta)) of PrimeWest or Shiningbank or any of their associates or affiliates. GMP has participated in equity offerings for PrimeWest within the past 24 months and has been engaged to provide financial advisory services to PrimeWest in respect of other matters within the past 24 months. GMP acts as a trader and dealer, both as principal and agent, in the financial markets in Canada, the United States and elsewhere, and, as such, may have had and may have positions in the securities of PrimeWest, Shiningbank or any of their associates and affiliates from time to time and may have executed or may execute transactions on behalf of such companies or clients for which it receives compensation.  As an investment dealer, GMP conducts research on securities and may, in the ordinary course of business, provide research reports and investment advice to its clients on investment matters, including with respect to PrimeWest, Shiningbank and the Arrangement.

Scope of Review

In preparing the Opinion, GMP has reviewed and relied upon, among other things:

a)

the Arrangement Agreement;

b)

the most recent draft of the Joint Information Circular;

c)

audited financial statements of PrimeWest for each of the three years ended December 31, 2006, 2005 and 2004;

d)

audited financial statements of Shiningbank for each of the three years ended December 31, 2006, 2005 and 2004;

e)

annual reports of PrimeWest for each of the three years ended December 31, 2006, 2005 and 2004;

f)

annual reports of Shiningbank for each of the three years ended December 31, 2006, 2005 and 2004;

g)

annual information forms for PrimeWest for each of the two years ended December 31, 2006 and 2005;

h)

annual information forms for Shiningbank for each of the two years ended December 31, 2006 and 2005;

i)

unaudited consolidated financial statements of PrimeWest for the three months ended March 31, 2007;

j)

unaudited consolidated financial statements of Shiningbank for the three months ended March 31, 2007;

k)

Management’s Discussion and Analysis of PrimeWest for the three months ended March 31, 2007;

l)

Management’s Discussion and Analysis of Shiningbank for the three months ended March 31, 2007;

m)

the 2006 and 2005 Information Circular and Proxy Statements for PrimeWest;

n)

the 2006 and 2005 Information Circular and Proxy Statements for Shiningbank;

o)

the business acquisition report of Shiningbank dated January 27, 2006;

p)

the Take-over Bid Circular of Shiningbank dated July 31, 2006 relating to the Find Energy Ltd. acquisition and the associated Directors’ Circular dated July 31, 2006;

q)

the final short form prospectus of PrimeWest dated January 4, 2007;

r)

internal budgets of each of PrimeWest and Shiningbank prepared by their respective managements for the year ending 2007;

s)

a reserve report, effective December 31, 2006, prepared by GLJ Petroleum Consultants Ltd., an independent oil and gas reservoir engineering firm, regarding PrimeWest’s oil and gas assets;

t)

a reserve report, effective December 31, 2006, prepared by Paddock Lindstrom & Associates Ltd., an independent oil and gas reservoir engineering firm, regarding Shiningbank’s oil and gas assets;

u)

internal management forecasts for Shiningbank and PrimeWest provided by PrimeWest management;

v)

a schedule of PrimeWest’s undeveloped land holdings as of December 31, 2006 prepared by PrimeWest’s management;

w)

a schedule of Shiningbank’s undeveloped land holdings as of December 31, 2006 prepared by Shiningbank’s management;

x)

PrimeWest’s estimated tax pool balances as of December 31, 2006 prepared by PrimeWest’s management;

y)

Shiningbank’s estimated tax pool balances as of December 31, 2006 prepared by Shiningbank’s management;

z)

other financial and operating information with respect to PrimeWest obtained from PrimeWest’s management;

aa)

other financial and operating information with respect to Shiningbank obtained from Shiningbank’s management;

bb)

all press releases issued by PrimeWest since January 1, 2007;

cc)

all press releases issued by Shiningbank since January 1, 2007;

dd)

a formal due diligence session with senior management of PrimeWest;

ee)

a formal due diligence session with senior management of Shiningbank;

ff)

current oil and gas price forecasts of independent reservoir engineering firms;

gg)

current prices of oil and gas futures contracts;

hh)

discussions with senior management of each of PrimeWest and Shiningbank;

ii)

public information relating to the business, operations, financial performance and unit trading history of PrimeWest and Shiningbank and other selected public royalty trusts considered by us to be relevant;

jj)

public information with respect to other transactions of a comparable nature considered by us to be relevant;

kk)

public information regarding the oil and gas industry;

ll)

representations contained in certificates addressed to GMP, as of the date hereof, from senior officers of PrimeWest as to the completeness, accuracy and fair presentation of information with respect to PrimeWest and its associates and affiliates upon which the Opinion is based;

mm)

representations contained in certificates addressed to GMP, as of the date hereof, from senior officers of Shiningbank as to the completeness, accuracy and fair presentation of information with respect to Shiningbank and its associates and affiliates upon which the Opinion is based; and

nn)

such other corporate, oil and gas royalty trust, industry and financial market information, investigations and analyses as GMP considered necessary or appropriate in the circumstances.

GMP has not, to the best of its knowledge, been denied access by PrimeWest or Shiningbank to any information requested by GMP.

Assumptions and Limitations

The Opinion is subject to the assumptions, explanations and limitations set forth below.

GMP has relied, without independent verification, upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions and representations obtained by it from public sources, PrimeWest, Shiningbank and their associates and affiliates and advisors or otherwise (collectively, the “Information”) and we have assumed that this Information did not omit to state any material fact or any fact necessary to be stated to make that information not misleading.  The Opinion is conditional upon the completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment and except as described herein, GMP has not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.  With respect to the forecasts and budgets provided to GMP and used in the analysis supporting the Opinion, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of PrimeWest and Shiningbank as the case may be, as to the matters covered thereby and in rendering the Opinion we express no view as to the reasonableness of such forecasts or budgets or the assumptions on which they are based.

We have, with respect to all accounting, legal and tax matters relating to the Arrangement and the implementation thereof, relied on advice of accounting advisors and legal and tax counsel to PrimeWest including information disclosed in the Joint Information Circular, and express no opinion thereon. The Arrangement is subject to a number of conditions outside the control of PrimeWest and we have assumed all conditions precedent to the completion of the Arrangement can be satisfied in due course and all consents, permissions, exemptions or orders of relevant regulatory authorities will be obtained, without adverse conditions or qualifications. In rendering this Opinion, we express no view as to the likelihood that the conditions respecting the Arrangement will be satisfied or waived or that the Arrangement will be implemented within the time frame indicated in the Joint Information Circular.

Senior management of PrimeWest have represented to GMP in a certificate delivered as at the date hereof, among other things, that to the best of their knowledge (i) with the exception of forecasts, projections or estimates referred to in (iii) below, the Information (as defined above) provided orally by, or in the presence of, a representative of PrimeWest or in writing by PrimeWest or any of its associates or affiliates or their respective agents to GMP relating to PrimeWest or any of its associates or affiliates for the purpose of preparing the Opinion was, at the date that the Information was provided to GMP, and continues to be, except as has been disclosed in writing to GMP or as publicly disclosed, complete, true and correct in all material respects and did not, and does not, contain any untrue statement of a material fact in respect of PrimeWest or any of its associates or affiliates, and did not, and does not, omit to state a fact in respect of PrimeWest or any of its associates or affiliates necessary to make the Information not misleading in light of the circumstances under which the Information was made or provided; (ii) since the dates on which the Information was provided to GMP, except as disclosed in writing to GMP, or as publicly disclosed, there has been no material change, financial or otherwise, in the position of PrimeWest or in its assets, liabilities (contingent or otherwise), business, operations or prospects of PrimeWest or any of its associates or affiliates and no material change of any material fact which is of a nature as to render the Information untrue or misleading in any material respect or which would reasonably be expected to have a material effect on this Opinion; and (iii) any portions of the Information provided to GMP which constitute forecasts, projections or estimates were prepared using the assumptions identified therein, which PrimeWest’s management believes to have been reasonable at the time made and continue to be reasonable.

Senior management of Shiningbank have represented to GMP in a certificate delivered as at the date hereof, among other things, that to the best of their knowledge (i) with the exception of forecasts, projections or estimates referred to in (iii) below, the Information (as defined above) provided orally by, or in the presence of, a representative of Shiningbank or in writing by Shiningbank or any of its associates or affiliates or their respective agents to GMP relating to Shiningbank or any of its associates or affiliates for the purpose of preparing the Opinion was, at the date that the Information was provided to GMP, and continues to be, except as has been disclosed in writing to GMP or as publicly disclosed, complete, true and correct in all material respects and did not, and does not, contain any untrue statement of a material fact in respect of Shiningbank or any of its associates or affiliates, and did not, and does not, omit to state a fact in respect of Shiningbank or any of its associates or affiliates necessary to make the Information not misleading in light of the circumstances under which the Information was made or provided; (ii) since the dates on which the Information was provided to GMP, except as disclosed in writing to GMP, or as publicly disclosed, there has been no material change, financial or otherwise, in the position of Shiningbank or in its assets, liabilities (contingent or otherwise), business, operations or prospects of Shiningbank or any of its associates or affiliates and no material change of any material fact which is of a nature as to render the Information untrue or misleading in any material respect or which would reasonably be expected to have a material effect on this Opinion; and (iii) any portions of the Information provided to GMP which constitute forecasts, projections or estimates were prepared using the assumptions identified therein, which Shiningbank’s management believes to have been reasonable at the time made and continue to be reasonable.

The Opinion is rendered on the basis of the securities markets, economic, financial and general business conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of PrimeWest, Shiningbank and their respective associates and affiliates, as they were reflected in the Information and as they were represented to GMP in discussions with management of PrimeWest and Shiningbank.  In our analyses and in preparing the Opinion, GMP made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of GMP or any party involved in the Arrangement.

For the purposes of rendering the Opinion, GMP has also assumed that the representations and warranties of each party contained in the Arrangement Agreement are true and correct in all material respects and that each party will perform all of the covenants and agreements required to be performed by it under the Arrangement Agreement and that PrimeWest will be entitled to fully enforce its rights under the Arrangement Agreement and receive the benefits therefrom. Finally, GMP has assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Arrangement will be obtained without any meaningful adverse effect on PrimeWest or Shiningbank or the contemplated benefits of the Arrangement.

The Opinion has been provided for the use of the Board in connection with the Arrangement and may not be used or relied upon by any other person or for any other purpose and may not be quoted from, publicly disseminated or otherwise communicated to any other person without the express prior written consent of GMP, provided, however, that this Opinion may be reproduced in the Joint Information Circular in its entirety and may be summarized in the Joint Information Circular and in press releases issued in connection with the Arrangement (said summaries subject to GMP’s approval).  The Opinion is given as of the date hereof and GMP disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to its attention after the date hereof.  Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, GMP reserves the right to change, modify or withdraw the Opinion.

Conclusion

Based upon and subject to the foregoing and such other matters as we considered relevant, GMP is of the opinion that, as of the date hereof, the consideration to be offered pursuant to the Arrangement is fair, from a financial point of view, to the PrimeWest unitholders.

Yours very truly,

(signed) GMP Securities L.P.

- 2

May 31, 2007

The Board of Directors

PrimeWest Energy Inc.

Suite 5100, 150 – 6th Avenue S.W.

Calgary, Alberta  T2P 3Y7

To the Board of Directors:

Scotia Waterous Inc. (“Scotia Waterous”) understands that PrimeWest Energy Trust (“PrimeWest”) and Shiningbank Energy Income Fund (“Shiningbank”) have entered into an agreement dated May 10, 2007 (the “Arrangement Agreement”) providing for the combination of PrimeWest and Shiningbank by way of a Plan of Arrangement (the “Arrangement”) in accordance with the Business Corporations Act (Alberta), pursuant to which PrimeWest will directly or indirectly acquire all the issued and outstanding units of Shiningbank. Under the terms of the Arrangement, unitholders of Shiningbank will receive, in exchange for each trust unit of Shiningbank held, 0.620 of a trust unit of PrimeWest.

The terms and conditions of the Arrangement will be more fully described in the joint information circular and proxy statement being prepared by PrimeWest and Shiningbank (the “Joint Information Circular”) to be mailed to PrimeWest unitholders, PrimeWest exchangeable shareholders, as well as Shiningbank unitholders and Shiningbank exchangeable shareholders, in connection with special meetings of PrimeWest and Shiningbank to be held in Calgary, Alberta on July 10, 2007.

Engagement of Scotia Waterous

PrimeWest formally engaged Scotia Waterous through an agreement dated March 28, 2007 (the “Engagement Agreement”).  PrimeWest has retained Scotia Waterous to, among other things, provide financial advisory services with respect to the Arrangement and has asked Scotia Waterous to prepare and deliver to the Board of Directors of PrimeWest Energy Inc., as administrator of PrimeWest, (the “Board”) an opinion as to the fairness, from a financial point of view, to PrimeWest unitholders of the consideration to be offered pursuant to the Arrangement (the “Opinion”). Scotia Waterous has not been engaged to prepare, and has not prepared, a formal valuation of PrimeWest or Shiningbank or any of their securities or assets and the Opinion should not be construed as such.  Scotia Waterous has, however, conducted such analyses as is considered necessary in the circumstances.

The terms of the Engagement Agreement provide that Scotia Waterous is to be paid fees for its services as financial advisor, including fees that are contingent on the completion of the Arrangement.  In addition, Scotia Waterous is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by PrimeWest in certain circumstances.

Credentials of Scotia Waterous

Scotia Waterous is part of the Scotia Capital Inc. (“Scotia Capital”) division of The Bank of Nova Scotia (“BNS”). Scotia Capital is one of Canada’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research.  Scotia Capital and Scotia Waterous have participated in a significant number of transactions involving private and public companies, income funds and royalty trusts and have extensive experience in preparing fairness opinions.

The Opinion expressed herein is the opinion of Scotia Waterous as a whole.  The form and content herein has been approved for release by a committee of directors and other professionals of Scotia Waterous and Scotia Capital, all of whom are experienced in merger, acquisition, divestiture and fairness opinion matters.

Role of Scotia Waterous

Neither Scotia Waterous nor Scotia Capital is an insider, associate or affiliate (as such terms are defined in the Securities Act (Alberta)) of PrimeWest or Shiningbank or any of their associates or affiliates.  BNS, the parent company of Scotia Capital, is a lender to PrimeWest and Shiningbank and provides banking services which may include acting as counterparty to PrimeWest or Shiningbank on interest rate and/or currency hedging transactions from time to time in the normal course of business.  Scotia Waterous and Scotia Capital have participated in equity offerings for PrimeWest and Shiningbank within the past 24 months and have been engaged to provide financial advisory services to PrimeWest and Shiningbank in respect of other matters within the past 24 months.

Scotia Capital acts as a trader and dealer, both as principal and agent, in the financial markets in Canada, the United States and elsewhere, and, as such, may have had and may have positions in the securities of PrimeWest, Shiningbank or any of their associates and affiliates from time to time and may have executed or may execute transactions on behalf of such companies or clients for which it receives compensation.  As an investment dealer, Scotia Capital conducts research on securities and may, in the ordinary course of business, provide research reports and investment advice to its clients on investment matters, including with respect to PrimeWest, Shiningbank and the Arrangement.

Scope of Review

In preparing the Opinion, Scotia Waterous has reviewed and relied upon, among other things:

a)

the Arrangement Agreement;

b)

the most recent draft of the Joint Information Circular;

c)

audited financial statements of PrimeWest for each of the three years ended December 31, 2006, 2005 and 2004;

d)

audited financial statements of Shiningbank for each of the three years ended December 31, 2006, 2005 and 2004;

e)

annual reports of PrimeWest for each of the three years ended December 31, 2006, 2005 and 2004;

f)

annual reports of Shiningbank for each of the three years ended December 31, 2006, 2005 and 2004;

g)

annual information forms for PrimeWest for each of the two years ended December 31, 2006 and 2005;

h)

annual information forms for Shiningbank for each of the two years ended December 31, 2006 and 2005;

i)

unaudited consolidated financial statements of PrimeWest for the three months ended March 31, 2007;

j)

unaudited consolidated financial statements of Shiningbank for the three months ended March 31, 2007;

k)

Management’s Discussion and Analysis of PrimeWest for the three months ended March 31, 2007;

l)

Management’s Discussion and Analysis of Shiningbank for the three months ended March 31, 2007;

m)

the 2006 and 2005 Information Circular and Proxy Statements for PrimeWest;

n)

the 2006 and 2005 Information Circular and Proxy Statements for Shiningbank;

o)

the business acquisition report of Shiningbank dated January 27, 2006;

p)

the Take-over Bid Circular of Shiningbank dated July 31, 2006 relating to the Find Energy Ltd. acquisition and the associated Directors’ Circular dated July 31, 2006;

q)

the final short form prospectus of PrimeWest dated January 4, 2007;

r)

internal budgets of each of PrimeWest and Shiningbank prepared by their respective managements for the year ending 2007;

s)

a reserve report, effective December 31, 2006, prepared by GLJ Petroleum Consultants Ltd., an independent oil and gas reservoir engineering firm, regarding PrimeWest’s oil and gas assets;

t)

a reserve report, effective December 31, 2006, prepared by Paddock Lindstrom & Associates Ltd., an independent oil and gas reservoir engineering firm, regarding Shiningbank’s oil and gas assets;

u)

internal management forecasts for Shiningbank and PrimeWest provided by PrimeWest management;

v)

a schedule of PrimeWest’s undeveloped land holdings as of December 31, 2006 prepared by PrimeWest’s management;

w)

a schedule of Shiningbank’s undeveloped land holdings as of December 31, 2006 prepared by Shiningbank’s management;

x)

PrimeWest’s estimated tax pool balances as of December 31, 2006 prepared by PrimeWest’s management;

y)

Shiningbank’s estimated tax pool balances as of December 31, 2006 prepared by Shiningbank’s management;

z)

other financial and operating information with respect to PrimeWest obtained from PrimeWest’s management;

aa)

other financial and operating information with respect to Shiningbank obtained from Shiningbank’s management;

bb)

all press releases issued by PrimeWest since January 1, 2007;

cc)

all press releases issued by Shiningbank since January 1, 2007;

dd)

a formal due diligence session with senior management of PrimeWest;

ee)

a formal due diligence session with senior management of Shiningbank;

ff)

current oil and gas price forecasts of independent reservoir engineering firms;

gg)

current prices of oil and gas futures contracts;

hh)

discussions with senior management of each of PrimeWest and Shiningbank;

ii)

public information relating to the business, operations, financial performance and unit trading history of PrimeWest and Shiningbank and other selected public royalty trusts considered by us to be relevant;

jj)

public information with respect to other transactions of a comparable nature considered by us to be relevant;

kk)

public information regarding the oil and gas industry;

ll)

representations contained in certificates addressed to Scotia Waterous, as of the date hereof, from senior officers of PrimeWest as to the completeness, accuracy and fair presentation of information with respect to PrimeWest and its associates and affiliates upon which the Opinion is based;

mm)

representations contained in certificates addressed to Scotia Waterous, as of the date hereof, from senior officers of Shiningbank as to the completeness, accuracy and fair presentation of information with respect to Shiningbank and its associates and affiliates upon which the Opinion is based; and

nn)

such other corporate, oil and gas royalty trust, industry and financial market information, investigations and analyses as Scotia Waterous considered necessary or appropriate in the circumstances.

Scotia Waterous has not, to the best of its knowledge, been denied access by PrimeWest or Shiningbank to any information requested by Scotia Waterous.

Assumptions and Limitations

The Opinion is subject to the assumptions, explanations and limitations set forth below.

Scotia Waterous has relied, without independent verification, upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions and representations obtained by it from public sources, PrimeWest, Shiningbank and their associates and affiliates and advisors or otherwise (collectively, the “Information”) and we have assumed that this Information did not omit to state any material fact or any fact necessary to be stated to make that information not misleading.  The Opinion is conditional upon the completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment and except as described herein, Scotia Waterous has not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.  With respect to the forecasts and budgets provided to Scotia Waterous and used in the analysis supporting the Opinion, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of PrimeWest and Shiningbank as the case may be, as to the matters covered thereby and in rendering the Opinion we express no view as to the reasonableness of such forecasts or budgets or the assumptions on which they are based.

We have, with respect to all accounting, legal and tax matters relating to the Arrangement and the implementation thereof, relied on advice of accounting advisors and legal and tax counsel to PrimeWest including information disclosed in the Joint Information Circular, and express no opinion thereon. The Arrangement is subject to a number of conditions outside the control of PrimeWest and we have assumed all conditions precedent to the completion of the Arrangement can be satisfied in due course and all consents, permissions, exemptions or orders of relevant regulatory authorities will be obtained, without adverse conditions or qualifications. In rendering this Opinion, we express no view as to the likelihood that the conditions respecting the Arrangement will be satisfied or waived or that the Arrangement will be implemented within the time frame indicated in the Joint Information Circular.

Senior management of PrimeWest have represented to Scotia Waterous in a certificate delivered as at the date hereof, among other things, that to the best of their knowledge (i) with the exception of forecasts, projections or estimates referred to in (iii) below, the Information (as defined above) provided orally by, or in the presence of, a representative of PrimeWest or in writing by PrimeWest or any of its associates or affiliates or their respective agents to Scotia Waterous relating to PrimeWest or any of its associates or affiliates for the purpose of preparing the Opinion was, at the date that the Information was provided to Scotia Waterous, and continues to be, except as has been disclosed in writing to Scotia Waterous or as publicly disclosed, complete, true and correct in all material respects and did not, and does not, contain any untrue statement of a material fact in respect of PrimeWest or any of its associates or affiliates, and did not, and does not, omit to state a fact in respect of PrimeWest or any of its associates or affiliates necessary to make the Information not misleading in light of the circumstances under which the Information was made or provided; (ii) since the dates on which the Information was provided to Scotia Waterous, except as disclosed in writing to Scotia Waterous, or as publicly disclosed, there has been no material change, financial or otherwise, in the position of PrimeWest or in its assets, liabilities (contingent or otherwise), business, operations or prospects of PrimeWest or any of its associates or affiliates and no material change of any material fact which is of a nature as to render the Information untrue or misleading in any material respect or which would reasonably be expected to have a material effect on this Opinion; and (iii) any portions of the Information provided to Scotia Waterous which constitute forecasts, projections or estimates were prepared using the assumptions identified therein, which PrimeWest’s management believes to have been reasonable at the time made and continue to be reasonable.

Senior management of Shiningbank have represented to Scotia Waterous in a certificate delivered as at the date hereof, among other things, that to the best of their knowledge (i) with the exception of forecasts, projections or estimates referred to in (iii) below, the Information (as defined above) provided orally by, or in the presence of, a representative of Shiningbank or in writing by Shiningbank or any of its associates or affiliates or their respective agents to Scotia Waterous relating to Shiningbank or any of its associates or affiliates for the purpose of preparing the Opinion was, at the date that the Information was provided to Scotia Waterous, and continues to be, except as has been disclosed in writing to Scotia Waterous or as publicly disclosed, complete, true and correct in all material respects and did not, and does not, contain any untrue statement of a material fact in respect of Shiningbank or any of its associates or affiliates, and did not, and does not, omit to state a fact in respect of Shiningbank or any of its associates or affiliates necessary to make the Information not misleading in light of the circumstances under which the Information was made or provided; (ii) since the dates on which the Information was provided to Scotia Waterous or as publicly disclosed, there has been no material change, financial or otherwise, in the position of Shiningbank or in its assets, liabilities (contingent or otherwise), business, operations or prospects of Shiningbank or any of its associates or affiliates and no material change of any material fact which is of a nature as to render the Information untrue or misleading in any material respect or which would reasonably be expected to have a material effect on this Opinion; and (iii) any portions of the Information provided to Scotia Waterous which constitute forecasts, projections or estimates were prepared using the assumptions identified therein, which Shiningbank’s management believes to have been reasonable at the time made and continue to be reasonable.

The Opinion is rendered on the basis of the securities markets, economic, financial and general business conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of PrimeWest, Shiningbank and their respective associates and affiliates, as they were reflected in the Information and as they were represented to Scotia Waterous in discussions with management of PrimeWest and Shiningbank.  In our analyses and in preparing the Opinion, Scotia Waterous made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Scotia Waterous or any party involved in the Arrangement.

For the purposes of rendering the Opinion, Scotia Waterous has also assumed that the representations and warranties of each party contained in the Arrangement Agreement are true and correct in all material respects and that each party will perform all of the covenants and agreements required to be performed by it under the Arrangement Agreement and that PrimeWest will be entitled to fully enforce its rights under the Arrangement Agreement and receive the benefits therefrom. Finally, Scotia Waterous has assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Arrangement will be obtained without any meaningful adverse effect on PrimeWest or Shiningbank or the contemplated benefits of the Arrangement.

The Opinion has been provided for the use of the Board in connection with the Arrangement and may not be used or relied upon by any other person or for any other purpose and may not be quoted from, publicly disseminated or otherwise communicated to any other person without the express prior written consent of Scotia Waterous, provided, however, that this Opinion may be reproduced in the Joint Information Circular in its entirety and may be summarized in the Joint Information Circular and in press releases issued in connection with the Arrangement (said summaries subject to Scotia Waterous’s approval).  The Opinion is given as of the date hereof and Scotia Waterous disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to its attention after the date hereof.  Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, Scotia Waterous reserves the right to change, modify or withdraw the Opinion.

Conclusion

Based upon and subject to the foregoing and such other matters as we considered relevant, Scotia Waterous is of the opinion that, as of the date hereof, the consideration to be offered pursuant to the Arrangement is fair, from a financial point of view, to the PrimeWest unitholders.

Yours very truly,

(signed)  Scotia Waterous Inc.

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APPENDIX
SHININGBANK FAIRNESS OPINION

- 1

June 7, 2007

The Board of Directors
Shiningbank Energy Ltd., in its capacity as administrator of Shiningbank Energy Income Fund
Suite 1400, 111 - 5th Avenue S.W.
Calgary, Alberta, T2P 3Y6

To the Board of Directors:

National Bank Financial Inc. (“NBF”) understands that Shiningbank Energy Income Fund (“Shiningbank”) is contemplating a transaction (the “Transaction”) pursuant to an arrangement agreement dated May 10, 2007 between PrimeWest Energy Trust (“PrimeWest”), PrimeWest Energy Inc. (“PWI”), Shiningbank, Shiningbank Energy Ltd. (“SEL”) and 1320659 Alberta Ltd. (“MFCorp”) (the “Arrangement Agreement”) which provides for a combination transaction between Shiningbank and PrimeWest by way of a Plan of Arrangement (the “Arrangement”) in accordance with the Business Corporations Act (Alberta).  Pursuant to the Arrangement, PrimeWest will indirectly acquire all of the assets and liabilities of Shiningbank, and the unitholders of Shiningbank (the “Shiningbank Unitholders”) will receive, in exchange for each unit in the capital of Shiningbank held, 0.62 units in the capital of PrimeWest.

The terms and conditions of the Arrangement will be more fully described in the joint information circular and proxy statement being prepared by Shiningbank and PrimeWest which will be dated June 7, 2007, and certain related documents (the “Joint Information Circular”), all of which will be mailed to Shiningbank Unitholders and Shiningbank exchangeable shareholders (together with Shiningbank Unitholders, the “Shiningbank Securityholders”) as well as the unitholders of PrimeWest (the “PrimeWest Unitholders”) and PrimeWest exchangeable shareholders (together with PrimeWest Unitholders, the “PrimeWest Securityholders”)  in connection with the special meetings of Shiningbank and PrimeWest to be held in Calgary, Alberta on July 10, 2007 (the “Special Meetings”).  NBF understands that the Arrangement will be conditional upon, among other things, approval of a minimum of 66 2/3% of the votes cast by the Shiningbank Securityholders and the PrimeWest Securityholders, voting separately, at the Special Meetings.  Completion of the Arrangement will also be subject to the approval of the Court of Queen’s Bench of Alberta.

ENGAGEMENT OF NATIONAL BANK FINANCIAL

NBF was formally engaged by Shiningbank pursuant to an agreement between Shiningbank and NBF (the “Engagement Agreement”) dated February 7, 2007 pursuant to which Shiningbank retained NBF as its financial advisor in respect of the Transaction.  Pursuant to the Engagement Agreement, NBF agreed to provide services in connection with the Transaction, including the delivery of a fairness opinion to the board of directors as to the fairness of the Transaction consideration, from a financial point of view.  NBF has not been asked to prepare, and has not prepared, a formal valuation of Shiningbank, or any of its securities or assets, and this opinion should not be construed as such.

The terms of the Engagement Agreement provide that NBF is to be paid a fee for its services as financial advisor, including fees in respect of the delivery of the fairness opinion and fees that are contingent on a change of control of Shiningbank or certain other events.  In addition, Shiningbank has agreed to reimburse NBF for its reasonable out-of-pocket expenses and indemnify NBF in certain circumstances.

NBF understands that this opinion and a summary of this opinion will be included in the Joint Information Circular, and, subject to the terms of the Engagement Agreement, NBF consents to the inclusion of this opinion in its entirety and a summary thereof in a form acceptable to NBF, in the Joint Information Circular and to the filing thereof with the Toronto Stock Exchange, the New York Stock Exchange and securities commissions or similar regulatory authorities in each province or territory of Canada and any state in the United States where such filing is required.

RELATIONSHIP WITH INTERESTED PARTIES

NBF is not an insider, associate or affiliate of Shiningbank, PrimeWest, or any of their respective “associates” or “affiliates” (as such terms are defined in the Securities Act (Alberta)) (collectively, the “Interested Parties”).  NBF acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of any Interested Party and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, NBF conducts research on securities and has, in the past, in the ordinary course of its business, provided research reports and investment advice to its clients on investment matters, including with respect to the Arrangement and the Interested Parties.  NBF’s controlling shareholder, National Bank of Canada, a Canadian chartered bank, is a lender to Shiningbank and PrimeWest.

Other than as set forth above, there are no understandings, agreements or commitments between NBF and any Interested Party with respect to any future business dealings.  NBF may, in the future, as it has in the past, in the ordinary course of its business, provide financial advisory, credit or investment banking services to any of the Interested Parties.

CREDENTIALS OF NATIONAL BANK FINANCIAL

NBF is a leading Canadian investment banking firm with operations in a broad range of investment banking activities, including corporate finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The opinion expressed herein is the opinion of NBF and the form and content hereof has been reviewed and approved for release by a group of managing directors of NBF, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

SCOPE OF REVIEW

In connection with rendering the opinion, NBF has reviewed and/or relied upon or carried out, among other things, the following (without attempting to verify the accuracy or completeness thereof):

Transaction documents:

1.

the Arrangement Agreement pursuant to which the Arrangement will be implemented;

2.

the Plan of Arrangement attached as Schedule A to the Arrangement Agreement;

3.

a draft dated June 5, 2007 of the Joint Information Circular;

Disclosure relating to Shiningbank:

4.

annual reports, including the audited consolidated financial statements contained therein of Shiningbank as at and for the years ended December 31, 2006, 2005 and 2004;

5.

Management’s Discussion and Analysis prepared by Shiningbank management for the years ended December 31, 2006, 2005 and 2004;

6.

interim unaudited consolidated financial statements and reports of Shiningbank for the three months ended March 31, 2007, the three and nine months ended September 30, 2006 and the three and six months ended June 30, 2006;

7.

Management’s Discussion and Analysis prepared by Shiningbank management for the three months ended March 31, 2007, the three and nine months ended September 30, 2006 and the three and six months ended June 30, 2006;

8.

annual information forms of Shiningbank for the years ended December 31, 2006, 2005 and 2004;

9.

information circulars for the annual general and special meetings of Shiningbank Securityholders held on May 15, 2007, May 16, 2006 and May 10, 2005;

10.

arrangement agreement among Shiningbank, SEL and Rider Resources Ltd., dated September 25, 2006, and as amended and restated as of October 25, 2006, and the arrangement agreement amending agreement among Shiningbank, SEL, Rider Resources Ltd. and Westfire Energy Ltd., dated November 24, 2006;

11.

pre-acquisition agreement among Shiningbank, SEL and Find Energy Ltd., dated July 13, 2006;

12.

arrangement agreement among Shiningbank, SEL and Blizzard Energy Inc., dated June 6, 2005;

13.

final short form prospectus of Shiningbank dated September 21, 2005;

14.

the business acquisition report of Shiningbank dated October 4, 2006;

15.

material change reports of Shiningbank dated May 14, 2007, October 5, 2006, September 15, 2006, July 18, 2006, August 2, 2005 and June 7, 2005;

16.

public information related to the business, operations, financial performance and trading histories of Shiningbank and other selected oil and gas companies and income trusts, as we considered relevant;

Reserve and other evaluation information relating to Shiningbank:

17.

the evaluation report, effective December 31, 2006, of Paddock Lindstrom & Associates Ltd., independent engineering consultants of Calgary, Alberta, regarding certain of the petroleum and natural gas reserves of Shiningbank;

Other information, interviews and discussions relating to Shiningbank:

18.

financial and operating information, including internal management forecasts, prepared by Shiningbank;

19.

discussions with senior officers of Shiningbank, regarding financial results, budgets and business plans, key assets and obligations, development projects and abandonment and site reclamation obligations;

20.

due diligence meetings with the management of Shiningbank;

21.

a letter of representation from senior officers of Shiningbank, addressed to us and dated the date hereof, as to matters of fact relevant to the Arrangement and as to the completeness and accuracy of the information upon which this opinion is based;

22.

such other financial, market, corporate and industry information, research reports, investigations, discussions and analysis, research and testing of assumptions as we considered necessary or appropriate in the circumstances;

Disclosure relating to PrimeWest:

23.

annual reports, including the audited consolidated financial statements contained therein of PrimeWest as at and for the years ended December 31, 2006, 2005 and 2004;

24.

Management’s Discussion and Analysis prepared by PrimeWest management for the years ended December 31, 2006, 2005 and 2004;

25.

interim unaudited consolidated financial statements and reports of PrimeWest for the three months ended March 31, 2007, the three and nine months ended September 30, 2006 and the three and six months ended June 30, 2006;

26.

Management’s Discussion and Analysis prepared by PrimeWest management for the three months ended March 31, 2007, the three and nine months ended September 30, 2006 and the three and six months ended June 30, 2006;

27.

annual information forms of PrimeWest for the years ended December 31, 2006, 2005 and 2004;

28.

information circulars for the annual general meeting of PrimeWest Securityholders held on May 3, 2007, and the annual general and special meetings of PrimeWest Securityholders held on May 4, 2006, and May 5, 2005;

29.

final short form prospectuses of PrimeWest dated January 4, 2007 and August 25, 2004;

30.

short form base shelf prospectus of PrimeWest dated May 12, 2006 and prospectus supplement dated July 28, 2006 to the short form base shelf prospectus dated May 12, 2006;

31.

the business acquisition report of PrimeWest dated November 1, 2004;

32.

the material change reports of PrimeWest dated May 15, 2007, July 14, 2006 and August 26, 2004;

33.

public information related to the business, operations, financial performance and trading histories of PrimeWest and other selected oil and gas companies and income trusts, as we considered relevant;

Reserve and other information relating to PrimeWest:

34.

the evaluation report, effective December 31, 2006, of GLJ Petroleum Consultants Ltd., independent engineering consultants of Calgary, Alberta, regarding the petroleum and natural gas reserves of PrimeWest;

Other information, interviews and discussions relating to PrimeWest:

35.

financial and operating information, including internal management forecasts, prepared by PrimeWest;

36.

discussions with senior officers of PrimeWest regarding financial results, budgets and business plans, key assets and obligations, development projects and abandonment and site reclamation obligations;

37.

due diligence meetings with the management of PrimeWest;

38.

a letter of representation from senior officers of PrimeWest addressed to us and dated the date hereof, as to matters of fact relevant to the Arrangement and as to the completeness and accuracy of the information upon which this opinion is based; and

39.

such other financial, market, corporate and industry information, research reports, investigations, discussions and analysis, research and testing of assumptions as we considered necessary or appropriate in the circumstances.

In addition to the information described above, NBF also participated in certain meetings and discussions with senior officers of Shiningbank and Shiningbank’s external legal counsel regarding the Arrangement.

ASSUMPTIONS AND LIMITATIONS

The opinion is subject to the assumptions, explanations and limitations herein before described and as set forth below.

NBF has relied, without independent verification, upon and has assumed the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions and representations obtained by it from public sources or provided to NBF by or on behalf of the Interested Parties and their respective advisors or otherwise, including, without limitation, in meetings and discussions referred to above under “Scope of Review” (collectively, the “Information”). The opinion is conditional upon the completeness, accuracy and fair presentation of such Information. In accordance with the Engagement Agreement, but subject to the exercise of its professional judgment, NBF has not attempted to verify independently the completeness, accuracy or fair presentation of the Information. With respect to any operating and financial models, forecasts, projections and estimates provided to NBF and used in the analysis supporting the opinion, NBF has noted that projecting future results of any entity is inherently subject to uncertainty and has assumed that such financial models, forecasts, projections and estimates have been reasonably prepared on the basis reflecting the best currently available estimates and judgments of management of the Interested Parties as to the matters covered thereby and in rendering the opinion, we express no view as to the reasonableness of such forecasts, projections, estimates or assumptions on which they are based.

Senior officers of each of SEL and PWI, have represented to NBF in representation letters dated the dated hereof, among other things, that: (i) the Information provided orally by an officer of SEL or PWI (as the case may be), or in writing by SEL or PWI or any of their respective subsidiaries to NBF relating to Shiningbank (or its subsidiaries) or PrimeWest (or its subsidiaries) (as the case may be) or to the Arrangement was, at the date the Information was provided to NBF, and is, complete, true and correct and did not and does not contain any untrue statement of a material fact in respect of the Interested Parties and the Arrangement and did not and does not omit to state a material fact in relation to the Interested Parties and the Arrangement necessary to make the Information not misleading in light of the circumstances under which the Information was provided; (ii) since the dates on which such Information was provided to NBF, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Interested Parties and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on (A) the opinion with respect to SEL’s representation letter, or (B) the consideration offered to Shiningbank unitholders pursuant to the Arrangement, with respect to PWI’s representation letter; (iii) since the dates on which the Information was provided to NBF, no material transaction has been entered into by any of the Interested Parties; and (iv) all financial material, documentation and other data concerning the Arrangement, the Interested Parties, including any projections or forecasts provided to NBF, were prepared on a basis consistent in all material respects with the accounting policies applied in the most recent audited consolidated financial statements of the Interested Parties, reflect the assumptions disclosed therein (which assumptions management of the Interested Parties believe to be reasonable) and do not contain any untrue statement of a material fact or omit to state any material fact necessary to make such financial material, documentation or data not misleading in light of the circumstances in which such financial material, documentation and data were provided to NBF.

With respect to all legal and tax matters relating to the Arrangement and the implementation thereof, we have relied upon Shiningbank’s legal and tax counsel and have assumed the accuracy of the disclosure, including the validity and efficacy of the procedures being followed to implement the Arrangement, all as set forth in the Joint Information Circular that we have reviewed and do not express any opinion thereon. We do not express any opinion with respect to the tax consequences to Shiningbank or any Shiningbank Securityholder that may arise as a result of the Arrangement and have assumed that no material negative tax consequences arise as a result of the Arrangement.  The Arrangement is subject to a number of conditions outside of the control of Shiningbank and PrimeWest and we have assumed all conditions precedent to the completion of the Arrangement can be satisfied in due course and all consents, permissions, exemptions or orders of relevant regularity authorities will be obtained, without adverse conditions or qualifications.  In rendering this opinion, we express no view as to the likelihood that the conditions to the Arrangement will be satisfied or waived or that the Arrangement will be implemented as set out in the Joint Information Circular and the Arrangement Agreement.

The opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of Shiningbank and PrimeWest and their affiliates, as they were reflected in the Information.  In its analyses and in preparing the opinion, NBF made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Arrangement.  NBF believes these assumptions to be reasonable with respect to Shiningbank and PrimeWest in the industry in which they operate.

The opinion has been prepared and provided for the use of the board of directors of SEL in its capacity as administrator of Shiningbank for its use only and may not be relied upon by any other person without the prior written consent of NBF.  The opinion is provided as of the date hereof and NBF disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the opinion that may come or be brought to the attention of NBF after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the opinion after the date hereof, NBF reserves the right to change, modify or withdraw the opinion.

NBF expresses no opinion with respect to future trading prices of the securities of Shiningbank or PrimeWest and the opinion does not constitute a recommendation to the board of directors of SEL or any Shiningbank Securityholder as to whether or not Shiningbank Securityholders should vote in favour of the Arrangement.

The opinion is based upon a variety of factors. Accordingly, NBF believes that its analyses must be considered as a whole. Selecting portions of its analyses or the factors considered by NBF, without considering all factors and analyses together, could create a misleading view of the process underlying the opinion. The preparation of this opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

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CONCLUSION

Based upon and subject to the foregoing and such other matters as NBF considers relevant, NBF is of the opinion that, as of the date hereof, the consideration to be paid to Shiningbank Securityholders pursuant to the Arrangement, is fair, from a financial point of view, to the Shiningbank Securityholders.

Yours very truly,

NATIONAL BANK FINANCIAL INC.

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APPENDIX
PRIMEWEST PRO FORMA FINANCIAL STATEMENTS

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PRIMEWEST ENERGY TRUST

Pro Forma Consolidated Balance Sheet

As at March 31, 2007

(Unaudited)

(millions of dollars)	PrimeWest Energy Trust	Shiningbank Energy Income Fund	Pro Forma Adjustments		Pro Forma Consolidated

ASSETS
Current Assets
Cash and short term deposits	78.1				78.1
Accounts receivable	99.8	77.1	(10.0)	2(f)	166.9
Derivative assets	0.8				0.8
Future income taxes	2.6				2.6
Prepaid expenses	17.7	9.0			26.7
Assets held for sale		1.5			1.5
Inventory	0.6				0.6
	199.6	87.6			277.2
Cash reserved for site restoration and reclamation	0.5				0.5
Other assets and deferred charges	0.2	1.0			1.2
Derivative assets	0.9				0.9
Property, plant and equipment	2,350.1	1,415.8	378.5	2(f)	4,144.4
Goodwill	68.5	132.3	110.4	2(f)	311.2
	2,619.8	1,636.7			4,735.4

LIABILITIES AND UNITHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	141.2	77.6	41.4	2(e)(f)	260.2
Derivative liabilities	4.4	1.8			6.2
Current portion of long term debt	36.1				36.1
Accrued distributions to unitholders	18.9	25.8			44.7
	200.6	105.2			347.2
Long-term debt	716.3	457.6			1,173.9
Future income taxes	146.9	123.1	120.3	2(f)	390.3
Asset retirement obligation	92.6	30.8			123.4
Other long term liabilities		0.1	(0.1)	2(f)
	1,156.4	716.8			2,034.8

UNITHOLDERS' EQUITY
Net capital contributions	2,548.1	1,351.3	(114.1)	2(d)(f)	3,785.3
Debentures	8.8				8.8
Exchangeable shares		3.8	(3.8)	2(d)(f)
Capital issued but not distributed	3.6				3.6
Contributed surplus	13.5	7.4	(7.4)		13.5
Deficit	(1,115.4)	(447.0)	447.0	2(f)	(1,115.4)
Accumulated other comprehensive income	4.8	4.4	(4.4)		4.8

	1,463.4	919.9			2,700.6
	2,619.8	1,636.7			4,735.4

See Accompanying Notes

PRIMEWEST ENERGY TRUST

Pro Forma Consolidated Statements of Income

Three months ended March 31, 2007

(Unaudited)

(millions of dollars, except per Trust Unit amounts)	PrimeWest Energy Trust	Shiningbank Energy Income Fund	Pro Forma Adjustments		Pro Forma Consolidated

REVENUES
Sales of crude oil, natural gas, and natural gas liquids	189.7	109.1			298.8
Crown and other royalties	(40.0)	(20.3)			(60.3)
Realized derivative gains	6.0	0.8			6.8
Change in unrealized loss on derivatives	(31.5)	(8.5)			(40.0)
Other income	1.8				1.8
	126.0	81.1			207.1
EXPENSES
Operating	38.9	18.4			57.3
Transportation	1.8	1.3			3.1
General and administrative	9.3	4.5			13.8
Interest	12.2	5.8	0.6	3(b)	18.6
Debt issue costs	8.0				8.0
Accretion on asset retirement obligation	1.6		0.3	3(a)	1.9
Foreign exchange gain	(2.1)				(2.1)
Depletion, depreciation and amortization	66.9	56.1	11.7	3(a)	134.7
	136.6	86.1			235.3
Loss before taxes for the period	(10.6)	(5.0)			(28.2)
Income and capital taxes	0.2	0.3			0.5
Future income tax recovery	(16.3)	(8.5)	(4.0)	3(e)	(28.8)
	(16.1)	(8.2)			(28.3)
Net income for the period	5.5	3.2			0.1

Net income per Trust Unit (BASIC)	$0.06	$0.04			$0.00
Net income per Trust Unit (DILUTED)	$0.06	$0.04			$0.00

See Accompanying Notes

PRIMEWEST ENERGY TRUST

Pro Forma Consolidated Statements of Income

Year ended December 31, 2006

(Unaudited)

(millions of dollars, except per Trust Unit amounts)	PrimeWest Energy Trust	Shiningbank Energy Income Fund	Find Energy Ltd.	Pro Forma Adjustments		Pro Forma Consolidated
			(note 4)
REVENUES
Sales of crude oil, natural gas, and natural gas liquids	698.5	400.8	58.3	(6.3)	3(c)	1,151.3
Crown and other royalties	(144.8)	(74.2)	(13.4)			(232.4)
Realized gain on derivatives	25.5			6.3	3(c)	31.8
Change in unrealized gain on derivatives	40.3			8.2	3(d)	48.5
Other income	4.5		(0.3)			4.2
	624.0	326.6	44.6			1,003.4
EXPENSES
Operating	138.9	70.7	7.0			216.6
Transportation	7.5	5.9				13.4
General and administrative	30.4	17.6	5.2			53.2
Interest	34.7	15.7	1.7	2.4	3(b)	54.5
Accretion on asset retirement obligation	3.6			2.3		5.9
Foreign exchange loss	13.5					13.5
Depletion, depreciation and amortization	235.0	189.6	17.4	53.7	3(a), 4	495.7
	463.6	299.5	31.3			852.8
Income before taxes for the period	160.4	27.1	13.3			150.6
Income and capital taxes	1.5	0.2				1.7
Future income tax expense/(recovery)	(49.4)	(38.9)	3.6	(16.0)	3(e)	(100.7)
	(47.9)	(38.7)	3.6			(99.0)
Net income for the period	208.3	65.8	9.7			249.6

Net income per Trust Unit (BASIC)	$ 2.53	$ 0.89				$ 1.83
Net income per Trust Unit (DILUTED)	$ 2.52	$ 0.88				$ 1.83

See Accompanying Notes

PrimeWest Energy Trust

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
As at and for the three months ended March 31, 2007 and for the year ended December 31, 2006
(Tabular dollar amounts are stated in millions of dollars except per trust unit amounts)

1.

BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated balance sheet as at March 31, 2007 and the pro forma consolidated statements of income for the three months ended March 31, 2007 and the year ended December 31, 2006 have been prepared for inclusion in the information circular describing the proposed merger of PrimeWest Energy Trust (“PrimeWest”) and Shiningbank Energy Income Fund (“Shiningbank”).

On May 10, 2007, PrimeWest and Shiningbank announced that they had entered into an agreement (the “Combination Agreement”) providing for the combination of PrimeWest and Shiningbank (the “Merger” or “Combination”).  Pursuant to the Merger, PrimeWest will acquire all of the property, assets and undertakings of Shiningbank, including the shares, units, royalties, notes or other interests in the capital of Shiningbank, in exchange for PrimeWest assuming the liabilities and obligations of Shiningbank and issuing PrimeWest trust units in consideration.  PrimeWest will maintain one unit in Shiningbank and Shiningbank will become a subsidiary of PrimeWest.

The pro forma financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles.  The pro forma consolidated balance sheet gives the effect of the transaction and assumptions described herein as if they occurred as at the date of the balance sheet.  The pro forma consolidated statements of income give effect to the transactions and assumptions described herein as if they occurred on January 1, 2006.  In the opinion of management, the pro forma consolidated financial statements include all the necessary adjustments for the fair presentation of the ongoing entity.  In preparing these pro forma consolidated financial statements, no adjustments have been made to reflect the possible operating synergies and administrative cost savings that could result from combining the operations of Shiningbank and PrimeWest.  The pro forma consolidated financial statements may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future.

The accounting principles used in the preparation of the pro forma consolidated financial statements are consistent with those used in the unaudited interim consolidated financial statements of PrimeWest as at and for the three months ended March 31, 2007 and the audited consolidated financial statements of PrimeWest for the year ended December 31, 2006.  The pro forma consolidated financial statements have been prepared from information derived from, and should be read in conjunction with the audited financial statements of Shiningbank and PrimeWest as at and for the year ended December 31, 2006 and the unaudited consolidated financial statements of Shiningbank and PrimeWest as at and for the three months ended March 31, 2007.

2.

PRO FORMA TRANSACTIONS, ASSUMPTIONS AND ADJUSTMENTS (AS AT March 31, 2007)

The unaudited pro forma consolidated balance sheet gives effect to the following transactions, assumptions and adjustments:

(a)

Through the combination, the assets of Shiningbank were acquired by PrimeWest on the basis of 0.62 of a unit of PrimeWest for each Shiningbank unit.

(b)

For the purposes of the purchase price determination, PrimeWest has used the unit price of $23.13 per unit, being the weighted average market price of PrimeWest Trust Units on the days surrounding the announcement of the Combination.

(c)

The unaudited pro forma consolidated financial statements reflect that all of the Shiningbank exchangeable shares will be exchanged for Shiningbank trust units prior to the Merger.  As at March 31, 2007, 272,266 Shiningbank exchangeable shares are exchangeable into 442,596 Shiningbank trust units.

(d)

The issuance of 53,498,549 PrimeWest Units in exchange for 86,287,983 Shiningbank Units, being the number of Shiningbank Units outstanding on March 31, 2007 and assuming the exchange of the Shiningbank Exchangeable Shares referred to in Note 2c.

(e)

The unaudited pro forma consolidated balance sheet includes $41.4 million of costs expected to be incurred by Shiningbank and PrimeWest for severance, professional, advisory and other transaction costs.  The costs have been included in accounts payable.

(f)

The transaction has been accounted for using the purchase price method with the allocations as follows:

Consideration (millions of dollars):

PrimeWest trust units issued	$1,237.2
Transaction costs (Note 2(e))	41.4
$1,278.6
Allocations as follows:
Property, plant and equipment	1,794.3
Goodwill	242.7
Other assets	1.0
Long term debt	(457.6)
Derivative liabilities	(1.8)
Asset retirement obligations	(30.8)
Future income taxes	(243.4)
Working capital acquired	(25.8)
$1,278.6

The allocation of the purchase price on preliminary estimates of fair value and may be reviewed as additional information becomes available.

3.

PRO FORMA TRANSACTIONS, ASSUMPTIONS AND ADJUSTMENTS (FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND THE YEAR END DECEMBER 31, 2006)

The unaudited pro forma consolidated statements of earnings for the three month period ended March 31, 2007 and for the year ended December 31, 2006 gives effect to the transactions and adjustments referred to in note 2 effective January 1, 2006, and the following:

(a)

Depletion, depreciation and amortization expense has been increased by $12.0 million and $56.0 million for the three months ended March 31, 2007 and twelve months ended December 31, 2006, respectively, to reflect the pro forma adjustment to the carrying value of property, plant and equipment and other assets based on the combined reserves and production of Shiningbank and PrimeWest.

In addition, depletion, depreciation and amortization expense has been decreased and accretion on asset retirement obligation has been increased by $0.3 million and $2.3 million for the three months ended March 31, 2007 and the twelve months ended December 31, 2006, respectively, to be consistent with PrimeWest’s accounting presentation.

(b)

Interest expense has been increased to reflect the additional interest on the $41.4 million of transaction costs.

(c)

Sales of oil, gas and natural gas liquids has been decreased by $6.3 million and realized gain on derivatives has been increased by $6.3 million for the year ended December 31, 2006 to be consistent with PrimeWest’s accounting presentation.

(d)

The change in the unrealized gain on derivatives has been increased by $8.2 million for the year ended December 31, 2006 to reflect the impact on earnings when hedge accounting is not applied to the derivatives to be consistent with PrimeWest’s accounting policy.  Shiningbank applied hedge accounting for the year ended December 31, 2006.

(e)

The provision for future income taxes has been increased to give effect to the pro forma adjustments at a tax rate of 31.6% and 32.1% for the three months ended March 31, 2007, and twelve months ended December 31, 2006, respectively.

(f)

As described in note 2, the allocation of the purchase price is based on price on preliminary estimates of fair value and may be revised as additional information becomes available.

4.

PRO FORMA ADJUSTMENTS FOR ACQUISITION OF FIND ENERGY LTD.

The unaudited pro forma consolidated statement of income for the year ended December 31, 2006 reflects the effect on income for the period January 1 to September 5, 2006 of the acquisition of Find Energy Ltd. by Shiningbank Energy Income Fund.  The acquisition of Find Energy Ltd. occurred on September 6, 2006 and was accounted for by the purchase method.

(thousands of dollars)

Fair value of 17,260,137 Shiningbank Trust Units issued	$347,101
Related fees and expenses	1,652
Cost of acquisition	$348,753

Working capital deficiency	$(10,901)
Bank debt	(50,283)
Future income taxes	(84,500)
Asset retirement obligations	(4,198)
Goodwill	81,198
Petroleum and natural gas properties and equipment	417,437
Total consideration	$348,753

5.

PRO FORMA TRUST UNITS OUTSTANDING

	Number of weighted average Trust Units
For the three months ended March 31, 2007	Basic	Diluted
Trust units held by PrimeWest Unitholders	89,973,920	99,581,143
PrimeWest trust units issued to Shiningbank Unitholders	53,498,549	53,498,549
	143,472,469	153,079,692

	Number of weighted average Trust Units
For the year ended December 31, 2006	Basic	Diluted
Trust units held by PrimeWest Unitholders	82,270,315	84,256,835
PrimeWest trust units issued to former Shiningbank Unitholders	53,498,549	53,498,549
	135,768,864	137,755,384

In calculating diluted earnings per unit, interest and accretion on convertible debentures of $3.8 million was added back to net income for the three months ended March 31, 2007 and interest and accretion on convertible debentures of $3.6 million was added back to net income for the year ended December 31, 2006.

APPENDIX
SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

191(1)

Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a)

amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b)

amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(b.1) amend its articles under section 173 to add or remove an express statement establishing the unlimited liability of shareholders as set out in section 15.2(1),

(c)

amalgamate with another corporation, otherwise than under section 184 or 187,

(d)

be continued under the laws of another jurisdiction under section 189, or

(e)

sell, lease or exchange all or substantially all its property under section 190.

(2)

A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3)

In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4)

A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5)

A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a)

at or before any meeting of shareholders at which the resolution is to be voted on, or

(b)

if the corporation did not send notice to the shareholder of the purpose of the meeting or of his right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder’s right to dissent.

(6)

An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2),

(a)

by the corporation, or

(b)

by a shareholder if the shareholder has sent an objection to the corporation under subsection (5),

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section, or to fix the time at which a shareholder of an unlimited liability corporation who dissents under this section ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(7)

If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8)

Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a)

at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b)

within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9)

Every offer made under subsection (7) shall

(a)

be made on the same terms, and

(b)

contain or be accompanied with a statement showing how the fair value was determined.

(10)

A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder’s shares by the corporation, in the amount of the corporation’s offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11)

A dissenting shareholder

(a)

is not required to give security for costs in respect of an application under subsection (6), and

(b)

except in special circumstances must not be required to pay the costs of the application or appraisal.

(12)

In connection with an application under subsection (6), the Court may give directions for

(a)

joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b)

the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

(c)

the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d)

the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e)

the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f)

the service of documents, and

(g)

the burden of proof on the parties.

(13)

On an application under subsection (6), the Court shall make an order

(a)

fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b)

giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders, and

(c)

fixing the time within which the corporation must pay that amount to a shareholder, and

(d)

fixing the time at which a dissenting shareholder of an unlimited liability corporation ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(14)

On:

(a)

the action approved by the resolution from which the shareholder dissents becoming effective,

(b)

the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder’s shares, whether by the acceptance of the corporation’s offer under subsection (7) or otherwise, or

(c)

the pronouncement of an order under subsection (13);

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder’s shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15)

Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16)

Until one of the events mentioned in subsection (14) occurs,

(a)

the shareholder may withdraw the shareholder’s dissent, or

(b)

the corporation may rescind the resolution, and in either event proceedings under this section shall be discontinued.

(17)

The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18)

If subsection (20) applies, the corporation shall, within 10 days after

(a)

the pronouncement of an order under subsection (13), or

(b)

the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder’s shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19)

Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder’s notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder’s full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20)

A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)

the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b)

the realizable value of the corporation’s assets would by reason of the payment be less than the aggregate of its liabilities.

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QUESTIONS AND OTHER ASSISTANCE

PrimeWest and Shiningbank have retained Georgeson to act as information agent and to solicit proxies in connection with the Arrangement and to assist in completing the forms of proxy, voting directions and the Letters of Transmittal. Any questions and requests for assistance may be directed to Georgeson at the telephone number and location set out below:

100 University Avenue

11th Floor, South Tower

Toronto, Ontario

M5J 2Y1

North American Toll Free Number: 1-866-690-7477

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